2025
NVIDIA Corporation
Annual Review

Notice of Annual Meeting
Proxy Statement
Form 10-K



The Future Runs on Accelerated Computing

We're entering a new industrial revolution. This time, intelligence is the product. Generative and agentic AI generate, reason, and act. Like electricity, intelligence is becoming a ubiquitous utility. Nations are building AI infrastructure, and NVIDIA powers this transformation. We're not just advancing AI. We're building the infrastructure of intelligence, turning computing into a generative force for every industry.

Photograph by: Katie Thompson



The Intelligence Supply Chain Has Arrived



AI factories are a new class of infrastructure, transforming data into tokens of intelligence. Built on the NVIDIA full-stack platform with NVIDIA Blackwell GPUs and NVLink, they deliver unmatched performance and efficiency, powering trillion-dollar industries. Intelligence is no longer stored and retrieved. It's continuously generated by AI factories. NVIDIA is building the global supply chain for this new essential resource.

CUDA-X: Turning Acceleration Into Impact



Warp

Physics

cuDF
cuML

Data Science
and Processing

cuDSS
cuSPARSE
cuFFT
AmgX

Computer-Aided
Engineering

TRT-LLM
Megatron
NCCL
cuDNN
CUTLASS
cuBLAS

Deep
Learning

cuEquivariance
cuTENSOR

Quantum
Chemistry

cuQuantum
CUDA-Q

Quantum
Computing

NVIDIA CUDA-X is the language of accelerated computing. It's a layered software stack of domain-specific libraries, frameworks, and tools built on NVIDIA CUDA. It abstracts complexity and delivers performance across industries for applications spanning materials science, weather modeling, and industrial design. CUDA-X is how accelerated computing becomes accessible, powerful, and practical—transforming raw GPU capability into real-world breakthroughs.



Earth-2	MONAI	Parabricks	cuOpt	Aerial Sionna	cuLitho	cuPyNumeric
Weather Analytics	Medical Imaging	Gene Sequencing	Decision Optimization	5G/6G Signal Processing	Computational Lithography	Numerical Computing











The AI Superchip Powering the Next Industrial Revolution

Blackwell is NVIDIA's fastest-ramping platform ever—powering the era of AI reasoning. It delivers 30x faster inference with 25x lower cost of ownership, redefining AI economics. NVIDIA Blackwell Ultra boosts AI factory output by 50x over NVIDIA Hopper, accelerating digital biology, robotics, and autonomous systems. With dramatically reduced energy per token, Blackwell makes AI production scalable, efficient, and foundational to the new industrial revolution.









A Blueprint for Tomorrow's Digital Workforce

Agentic AI is the next frontier—intelligent systems that perceive, reason, and act. With NVIDIA NeMo, NIM microservices, and AI Blueprints, businesses can deploy custom AI agents at scale. From ServiceNow to SAP, industry leaders are using agentic AI to transform workflows, preserve knowledge, and drive innovation. These agents reach beyond software into robotics and automation, fueling a trillion-dollar economy.



How do tokens help us explore th

Transforming $100 Trillion of Industry With Digital Twins and AI

NVIDIA Omniverse is the operating system for industrial digitalization, enabling enterprises to build and optimize digital twins of factories, supply chains, and autonomous machines. Paired with NVIDIA Cosmos—world foundation models trained on real-world physics—teams can simulate, test, and refine intelligent systems before deployment. From Foxconn to Accenture, industry leaders are using Omniverse and Cosmos to accelerate the future of physical AI.





The Robotics Era Has Arrived

Robotics represents a multitrillion-dollar opportunity driven by a global worker shortage and breakthroughs in physical AI and world simulation at scale. NVIDIA powers the world's robot developers with a three computer solution:

1. NVIDIA DGX for training AI models
2. NVIDIA Omniverse and Cosmos for simulation and synthetic data generation
3. NVIDIA Jetson AGX for deployment—and development stacks like NVIDIA Isaac GR00T for humanoid robots, NVIDIA Metropolis for vision AI, and NVIDIA DRIVE for autonomous vehicles

From Figure AI to Universal Robots, and Uber to Mercedes-Benz, robotics leaders are building on NVIDIA technologies.



GeForce RTX 50 Series:
AI-Powered Gaming
and Creativity



The NVIDIA GeForce RTX 50 Series, built on Blackwell, introduces a new era of AI-powered gaming and creation. With 92 billion transistors and NVIDIA DLSS 4 neural rendering, it delivers up to 8x frame boosts. GeForce RTX 50 Series laptops pack GeForce RTX 4090-class power into ultra-thin designs with 40% better battery life. RTX AI PCs now enable generative AI for gamers, creators, and developers everywhere.

"We're building the essential infrastructure for the AI era—across clouds, enterprises, and robotics. This is more than a computing transition. It's the foundation for a new industrial age."

Photograph by: John Shearer

Dear NVIDIANs and Stakeholders,

A new industrial revolution is underway—transforming energy into artificial intelligence.

The factory of this industrial revolution, an AI factory, is powered by computers created by NVIDIA.

For decades, computing advanced through hand-coded software executed on CPUs. That model has reached its limits. Today, computers learn to understand, reason, and solve problems using machine learning algorithms running on GPUs.

AI is the new model of computing. This transformation is global, sweeping across every market and institution—from digital customer service and drug discovery to financial trading, software development, robotics, and self-driving cars.

Just as bits are the fundamental units of classical computing, tokens are the atomic units of digital intelligence—the symbols through which AI expresses thought. Each token is a fragment of meaning: a word, a piece of code, a strand of DNA. In sequence, they form thoughts, instructions, stories, and reasoning.

NVIDIA computers are the thinking machines that generate these tokens, the currency of the AI age.

A new type of infrastructure has emerged—AI factories. Just as earlier factories forged steel or assembled cars, AI factories generate tokens, transforming data into intelligence.

And just as power plants fueled the industrial economy, AI factories will power the intelligence economy.

At NVIDIA, we are building this future—designing the engines of the AI age and creating the factories that will power the next wave of human progress.

GTC 2025

Our annual GTC conference—hailed as the "Woodstock of AI"—is the launchpad of the AI industry. This year, nearly 27,000 attendees gathered in San Jose, with hundreds of thousands more joining online. They came from some 100 countries, more than 10,000 companies, and more than 400 of the world's most promising startups.

GTC 2025 showcased the accelerating frontier of AI: reasoning and inference-time scaling that will drive a 100x increase computing demand; our computing roadmap from NVIDIA

Blackwell to Rubin to Feynman; and the rise of the next waves—agentic AI and physical AI—beyond perception and generative AI.

We introduced new platforms and partnerships to bring AI to every enterprise and industry, and unveiled transformative technologies for robotics and autonomous machines.

GTC 2025 made it unmistakenly clear: NVIDIA has transformed from a chip company to a full-stack computing platform, to data center-scale AI systems, to the AI infrastructure company.

Today, companies and countries rely on NVIDIA to build the essential infrastructure of the AI age.

In the decade ahead, trillions of dollars of AI infrastructure will be built, reshaping the $100 trillion global economy.



Financials and Strategic Positioning

This year marked a structural shift in the computing economy. Fiscal 2025 was not a transition, it was a break from the past. AI models moved beyond answering questions to reasoning through complex tasks. Inference workloads surpassed training. And AI infrastructure expanded beyond centralized data centers into factories, vehicles, hospitals, and homes around the world. This metamorphosis drove exceptional performance.

› Revenue more than doubled to $130.5 billion, up 114% year-over-year

› Operating income rose 147% to $81.5 billion

› Earnings per share grew 147% to $2.94

The fourth quarter capped a defining year:

› $39.3 billion in revenue, up 78% year-over-year and 12% sequentially

› $22.1 billion in net income

› $16.6 billion in operating cash flow

From Training to Reasoning

Data center revenue reached $115.2 billion, up 142% year-over-year.

Q4 alone delivered $35.6 billion, including $11 billion in Blackwell revenue, the fastest product ramp in our company's history.

What began with training is now shifting toward real-time reasoning. Inference has become the dominant workload, and agentic systems are entering production across sovereign AI initiatives, Fortune 500 enterprises, and edge deployments.

Full Stack, End-to-End AI Infrastructure

The Blackwell platform integrates GPU, CPU, NVLink, Spectrum-X, and NVIDIA software into a unified system, optimized for every stage of AI, from pre-training and post-training to real-time reasoning and inference.

As AI factories become multi-billion-dollar investments, the need for assured performance, reliability, and long-term support is critical. AI continues to advance and change at an incredible pace. With NVIDIA's leadership across every phase of AI, rich ecosystem, programmability, and generations of experience, customers can have complete confidence to scale to the largest infrastructures with us.

We made tremendous progress this year. NVIDIA is now a full-stack AI company—spanning chips, systems, software, and AI models delivered through NVIDIA Inference Microservices (NIMs), a fully operational AI model packaged in a container. To accelerate deployment, we introduced NIMs, AI Blueprints, and the Nemotron model family, enabling enterprises across finance to healthcare to adopt AI faster.

NVIDIA is an end-to-end AI infrastructure platform, from GPUs (Blackwell) and CPUs (Grace) to network processors (CX and Bluefield), scale-up NVLink switches, and scale-out networking with Quantum (InfiniBand) and Spectrum (Ethernet). Each is world-class, highly differentiated, and deeply integrated with NVIDIA software.

We've fundamentally redefined what we build. Instead of assembling AI systems from separately designed components, we now architect and design full-stack, end-to-end AI factories. Blackwell, Rubin, and Feynman aren't just chips, they're AI factories: purpose-built to scale, deeply optimized, and supported across their operational lifetimes.

Though we architect AI factories as a unit, we open the architectures to integrate seamlessly into the diverse environments of our customers, delivered by a global network of system makers across the supply chain. This enables a scale and velocity in deploying these one-and-a-half-ton AI supercomputers the world has never seen before.

Operational Scale, Disciplined Investment

We're investing at pace—with discipline, efficiency, and purpose. Operating expenses rose 45% year-over-year to $16.4 billion, reflecting sustained investment in engineering, compute infrastructure, our global supply chain, developers, and go-to-market partners.

AI demands massive infrastructure scale—more than silicon. It requires a full-stack ecosystem: software, systems, and a global supply chain capable of delivering end-to-end AI factories at incredible speed and scale. We ended the fiscal year with:

› $43.2 billion in cash, cash equivalents, and marketable securities

› $64.1 billion in operating cash flow

› $34.5 billion of cash returned to shareholders, including $33.7 billion in buybacks and $834 million in dividends

Engineering for Continuity

We're operating in a dynamic environment—marked by shifting policies, evolving demand, and rapid technological adoption. Our model is designed for resilience:

› Geographically diversified manufacturing across foundries, substrates, and systems makers

› $30.8 billion in supply commitments to support customer continuity

› Deep partnerships with Amazon, Cisco, Microsoft, Oracle, Google, CoreWeave, and others to scale across markets

- Sovereign AI clusters in Japan, France, India, and Canada
- Enterprise AI partners including Dell, HPE, Accenture, Deloitte, ServiceNow, SAP, and more
- Industrial AI partners including Cadence, Synopsys, Siemens, Foxconn, and more

In the coming years, every company will operate AI factories they built or rent, and every country will build and operate AI factories as part of their critical infrastructure. NVIDIA is their partner to build these foundational deployments, at scale.

This year, for the first time, NVIDIA began manufacturing AI chips and supercomputers in the United States. In partnership with TSMC, Foxconn, Wistron, Amkor, and SPIL, we secured over a million square feet of advanced manufacturing space across Arizona and Texas. These facilities will produce Blackwell chips and assemble full AI systems—bringing AI infrastructure closer to the industries and institutions that depend on it.

Within the next four years, we expect up to half a trillion dollars of AI infrastructure to be built on U.S. soil—strengthening supply chains, creating new jobs, and accelerating our nation's leadership in advanced compute.

From Perception to Physical Intelligence

A decade ago, AI was in its infancy. In 2012, AlexNet ignited the deep learning revolution, demonstrating that GPUs could train neural networks with superhuman accuracy. What began with pattern recognition quickly evolved into machines that could see, hear, and understand.

Perception AI enabled computers to understand the world—powering breakthroughs in speech recognition, medical imaging, and personalized recommendations.

Then came generative AI: AI that creates new content. From text and images to code and proteins, generative AI is a new computing model, shifting from processing data and retrieving information to generating original content.

Now we're entering the era of agentic AI; AI that can analyze, reason, plan, and use tools to solve problems. These intelligent systems act as digital teammates, automating workflows, accelerating development, and assisting in everything from customer service to healthcare.

Our Nemotron models, purpose-built for reasoning and deployed as NIMs, along with our tools for building custom agents, make it easy for any company to create, train, and deploy agentic AI.

Next is physical AI—intelligent systems that operate in the real world. From autonomous machines in warehouses to robotic assistants in hospitals and self-driving cars, physical AI is built to work safely alongside us.

From One to Three AI Scaling Laws

AI is now governed by three scaling laws—each demonstrating more compute leads to smarter AI:

1. Pre-Training Scaling: The original law: more data, larger models, and more compute produce more capable systems. This remains foundational.

2. Post-Training Scaling: Models continue to improve after initial training. Fine-tuning, reinforcement learning, human feedback, and synthetic data generation drive exponential refinement. At scale, post-training can be even more compute-intensive than pre-training.

3. Inference (Test-Time) Scaling: Inference is no longer a one-shot process, it's real-time reasoning. Models dynamically allocate compute to think through complex tasks, explore alternatives, and plan actions. Agentic AI depends on this capability. Reasoning or "thinking" can require 100x more compute than one-shot inference.

With hundreds of millions of users engaging AI, and agentic AI systems operating continuously in the background, inference has become the most compute-intensive phase of AI.

Every interaction with a computer will trigger AI inference. And as agentic AI begins preempting tasks and responding to complex requests, inference workloads will scale dramatically—driving massive deployments of AI factories.

Enter Blackwell

Blackwell isn't just faster. It's the first architecture purpose-built for every stage of AI, from training to reasoning at scale. With FP4 precision, long-context processing, and dynamic compute allocation, it makes test-time scaling real time as well as energy and cost efficient. Now in full production, Blackwell is NVIDIA's fastest product ramp ever—powering AI infrastructure across hyperscalers, enterprises, and sovereign clouds.

At its core is the NVIDIA GB200 NVL72: 72 GPUs, 36 Grace CPUs, unified by NVLink, Spectrum-X Ethernet, and liquid or air cooling. It delivers up to 30x faster inference for trillion-parameter models like GPT-4 or Grok-3—at the lowest total cost per watt, per rack, and per dollar invested.

A Full-Stack Platform for Scaling Intelligence

Blackwell is more than silicon. Its supporting technologies are foundational to the next wave of AI factories:

› NVLink 5 and NVSwitch connect 72 Blackwell GPUs into a massive compute resource enabling exascale performance for AI factories.

› Spectrum-X extends networking capabilities to support scale-out AI factories with hundreds of thousands of GPUs.

› Silicon photonics unlocks efficient multi-rack GPU scaling—laying the foundation for ultra-large-scale AI factories with millions of GPUs.

These advances make Blackwell the compute engine behind AI's next industrial phase.

The Operating System of AI Factories

Announced at GTC, NVIDIA Dynamo is the inference operating system of the AI factory. Dynamo smartly schedules incoming queries and orchestrates compute resources to minimize response time while maximizing

factory throughput. In DeepSeek-R1, Dynamo boosted inference throughput by 30x, cutting the cost of long-context reasoning dramatically.

The world's top cloud providers—Amazon, Microsoft, Google, and Oracle—have increased their investment in Blackwell, with early orders already exceeding Hopper's peak volumes.

What's Next: Blackwell Ultra and Rubin

Later this year, Blackwell Ultra arrives—boosting memory bandwidth, energy efficiency, and long-context support for agentic and multimodal models. It's purpose-built for real-time planning, decision-making, and AI-native applications. Compared to Hopper, it delivers up to 50x more AI factory value.

Rubin, our next-generation platform, is built for a world defined by trillion-parameter agentic AI models. Blackwell today. Blackwell Ultra tomorrow. Rubin on the horizon. And Feynman beyond. Each generation pushes technology to the limits of physics, increasing AI factory throughput while reducing cost per token generated. And every generation is architecturally compatible, preserving

the massive software investments made by the global ecosystem of AI researchers and software developers building on the NVIDIA platform.

NVIDIA is the engine powering the world's AI infrastructure.

By providing a multi-year view, we enable the world's vast supply chain—upstream and downstream—to prepare, align, and innovate alongside NVIDIA as we push technology to the limits of physics.

CUDA-X Accelerates Industries

The AI revolution is powered as much by software as by hardware. CUDA-X, our suite of over 400 acceleration libraries, bridges NVIDIA GPUs with real-world applications, delivering exponential performance gains across AI, supercomputing, and data analytics. Optimized for highly efficient parallel processing, these libraries unlock up to 200x acceleration, enabling massive-scale training, real-time inference, and high-throughput data processing.

Key libraries include:

› **NVIDIA cuDNN** is the backbone of deep learning training and inference

› **TensorRT** and **TensorRT-LLM** deliver accelerated inference for LLMs

› **RAPIDS** accelerates data analytics and ML pipelines by up to 50x

› **NVIDIA Parabricks** reduces genome sequencing from days to minutes

› **NVIDIA cuQuantum** accelerates quantum circuit simulation and lays the foundation for hybrid computing, where every data center will one day have a QPU alongside a GPU

Across sectors—from healthcare to finance to robotics—CUDA-X is the software foundation of modern AI computing. With over 6 million developers and 40,000 companies





Employee Resources

Sure I can help you with questions about your coverage, what would you like to know?

building on our platforms, the CUDA ecosystem has become one of the largest technical communities in the world, driving a flywheel of innovation, platform adoption, and long-term value creation. CUDA doesn't just accelerate compute—it accelerates progress.

A Digital Workforce, Working Alongside Humans

For decades, computing meant people using software to do work. We are now entering a new era where software does the work itself.

Agentic AI goes far beyond chatbots. These systems understand the task, interface directly with business systems, read and understand retrieved information, and use tools and automate complex work—operating like digital employees, but with a speed, scale, and consistency no human workforce can match.

Enterprises can hire or build an AI workforce. Most will do both.

AI agents are being deployed across customer service, engineering, finance, legal, marketing, and operations. Some are generalist business operations AI agents. Others are highly specialized

in software coding, supply chain optimization, or chip design. They don't just assist. They learn, codify, and preserve institutional knowledge, ensuring continuity across generations.

Enterprise IT is becoming the HR function for AI agents—onboarding, training, and managing the digital workforce. Agents are given roles, evaluated on performance, and continuously improved.

Supporting this evolution requires a new kind of infrastructure. Agentic AI isn't powered by a single model—it

runs on systems of models working together, in real time. NVIDIA provides the full-stack foundation:

› **NeMo** to train and fine-tune agents on proprietary enterprise data

› **NeMo Guardrails** to align behavior, enforce policy, and ensure safety

› **NIMs**—AI models in a box—deployable as microservices across cloud, on-prem, and edge

› **Agent Blueprints** to launch ready-made, domain-specific agents at speed

This global rollout is supported by consulting and systems integration leaders like Accenture, Deloitte, and Infosys, with thousands of trained professionals helping enterprises build agentic AI on the NVIDIA platform.

Soon, billions of digital agents will work alongside humans, reshaping how businesses operate. This is more than a technical shift—it's an economic transformation.

AI Enters the Physical World

The next wave of AI is here: physical AI—robots and autonomous machines that can perceive, reason, and act in the real world. Physical AI is



transforming warehouses, factories, hospitals, and mobility itself.

Everything that moves—cars, forklifts, surgical arms, warehouse bots—is becoming autonomous. Industry leaders are already deploying these systems:

› GM, Toyota, and Mercedes-Benz are building autonomous vehicles with NVIDIA DRIVE

› Amazon is automating logistics with NVIDIA-powered robotics

› Johnson & Johnson is building NVIDIA AI-powered systems to assist surgery

Humanoid robots that can operate and work in environments made for humans are making rapid advances. At GTC, we announced NVIDIA Isaac GR00T N1—the world's first open humanoid foundation model, trained in Omniverse by observing human demonstrations. Companies like Boston Dynamics, Figure AI, and Unitree Robotics are already building on it.

Train. Simulate. Deploy.

Bringing AI into the physical world requires more than intelligent machines. It demands an integrated pipeline supported by three computing platforms:

› **Train** foundation models on NVIDIA AI supercomputers with massive, real-world datasets

› **Simulate** skills in Omniverse, our physically accurate digital twin and simulation platform

› **Deploy** AI models on Jetson Thor, an AI computer purpose-built for robotics

This closed loop shortens development, improves safety, and accelerates real-world deployment.

Understanding the Physical World

To operate in the physical world, AI must understand it. That's why we built Cosmos, a World Foundation Model for robotics and physical AI.

Like language models learn grammar, Cosmos learns physics—gravity, friction, motion, object permanence, and cause and effect.

Companies like Uber, Agile Robots, Neura Robotics, and many others are already using Cosmos to build the next generation of intelligent machines.

AI in Motion

Robots are no longer science fiction. Autonomous machines are no longer prototypes.

Physical AI represents a $50 trillion opportunity. It will redefine how work gets done—from assembly lines to city streets.

Physical AI is here. And NVIDIA is powering it.

AI Comes Home: GeForce and Desktop Computing

The AI revolution began with a GeForce GPU in a PC. It's expanded to the world's largest data centers. Now, it's coming full circle—back to the PC.

When researchers first turned to GPUs to train neural networks, it ignited a wave that redefined computing. With the launch of the GeForce RTX 50 Series, that wave has returned to where it started—bringing AI and graphics together on a single platform.

Powered by the Blackwell architecture, RTX 50 delivers up to 2x the performance of the previous generation. But more importantly, it changes what a PC can do.

AI is no longer enhancing graphics—it *is* graphics.

› With DLSS 4 and neural rendering, RTX GPUs don't just draw pixels—they predict and generate entire frames

› The result: up to 8x faster performance, real-time cinematic lighting, and dynamic realism

› NVIDIA Max-Q optimizations boost battery life by up to 40%—enabling portable, AI-native workflows for creators, developers, and researchers





Lightspeed Ahead

This year, NVIDIA went through a fundamental transformation from a chip maker to a builder of infrastructure—building AI factories that make up the infrastructure of the AI industry. The transformation is clear, and we're still at the beginning.

Just as traditional computing became essential to every company, industry, and country, so too will AI. But AI demands more than yesterday's data centers. It requires a new kind—AI factories—that produce intelligence at scale. And just as intelligence is foundational to every human endeavor, AI factories will become essential infrastructure.

In the decade ahead, AI will evolve—from tools to teammates, from assistants to the digital workforce of companies, from software to physically intelligent robots that move through factories, hospitals, farms, and cities—alongside us, helping us, filling tens of millions of unfilled jobs and offsetting labor shortages around the world. Economies will grow. Productivity will increase.

A new era of computing has begun. A new industry is born, perhaps the largest of all.

At NVIDIA, we're not merely anticipating this future. We're building it.

To our employees around the world, thank you. You are building a once-in-a-generation company, driven by a once-in-a-lifetime opportunity to reinvent an industry we've devoted our life's work to.

We carry this responsibility with deep humility and unwavering commitment to the journey ahead.

Jensen Huang
CEO and Founder, NVIDIA
May 2025

NVIDIA Corporation

Notice of 2025 Annual Meeting
Proxy Statement and Form 10-K

Forward-Looking Statements

Certain statements in this document including, but not limited to, statements as to: the impact, benefits, abilities, features, performance, and availability of our products, services, and technologies; third parties using or adopting NVIDIA products, technologies and platforms, and the benefits and impacts thereof; our partnerships and collaborations with third parties, and the benefits and impacts thereof; AI factories powering the intelligence economy; NVIDIA designing the engines of the AI age and creating the factories that will power the next wave of human progress; in the decade ahead, trillions of dollars of AI infrastructure being built, reshaping the $100 trillion global industries and economy; agentic systems entering production across sovereign AI initiatives, Fortune 500 enterprises, and edge deployments; AI continuing to advance and change at an incredible pace; with NVIDIA's leadership across every phase of AI, rich ecosystem, programmability, generations of experience, customers being able to have complete confidence to scale to the largest infrastructures with us; we enabling a scale and velocity in deploying these one-and-a-half ton AI supercomputers the world has never seen before; in the coming years, every company operating AI factories they built or rent, and every country building and operating AI factories as part of their critical infrastructure; facilities we secured producing Blackwell chips and assembling full AI systems—bringing AI infrastructure closer to the industries and institutions that depend on it; within the next four years, we expecting up to half a trillion dollars of AI infrastructure to be built on U.S. soil—strengthening supply chains, creating new jobs, and accelerating our nation's leadership in advanced compute; reasoning or "thinking" requiring 100x more compute than one-shot inference; every interaction with a computer triggering AI inference; as agentic AI begins preempting tasks and responding to complex requests, inference workloads scaling dramatically – driving massive deployments of AI factories; Blackwell powering AI infrastructure across hyperscalers, enterprises, and sovereign clouds; we enabling the world's vast supply chain—upstream and downstream—to prepare, align, and innovate alongside NVIDIA as we push technology at the limits of physics; enterprises being able to hire or build an AI workforce; AI agents being deployed across customer service, engineering, finance, legal, marketing, and operations; billions of digital agents working alongside humans, reshaping how businesses operate; everything that moves—cars, forklifts, surgical arms, warehouse bots—becoming autonomous; humanoid robots that can operate and work in environments made for humans making rapid advances; physical AI redefining how work gets done—from assembly lines to city streets; NVIDIA powering physical AI; GeForce GPU coming full circle—back to the PC; AI factories becoming essential infrastructure; in the decade ahead, AI evolving—from tools to teammates, from assistants to the digital workforce of companies, from software to physically intelligent robots that move through factories, hospitals, farms, and cities—alongside us, helping us, making up for the tens of millions of unfilled jobs and offsetting labor shortages around the world; economies growing; productivity increasing; our employees building a once-in-a-generation company, driven by a once-in-a-lifetime opportunity to reinvent an industry we've devoted our life's work are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are subject to the "safe harbor" created by those sections that are subject to risks and uncertainties that could cause results to be materially different than expectations. Important factors that could cause actual results to differ materially include: global economic conditions; our reliance on third parties to manufacture, assemble, package and test our products; the impact of technological development and competition; development of new products and technologies or enhancements to our existing product and technologies; market acceptance of our products or our partners' products; design, manufacturing or software defects; changes in consumer preferences or demands; changes in industry standards and interfaces; unexpected loss of performance of our products or technologies when integrated into systems; as well as other factors detailed from time to time in the most recent reports NVIDIA files with the Securities and Exchange Commission, or SEC, including, but not limited to, its annual report on Form 10-K and quarterly reports on Form 10-Q. Copies of reports filed with the SEC are posted on the company's website and are available from NVIDIA without charge. These forward-looking statements are not guarantees of future performance and speak only as of the date hereof, and, except as required by law, NVIDIA disclaims any obligation to update these forward-looking statements to reflect future events or circumstances.



NOTICE OF 2025 ANNUAL MEETING OF STOCKHOLDERS

Date and time:	Wednesday, June 25, 2025 at 9:00 a.m. Pacific Time
Location:	Virtually at www.virtualshareholdermeeting.com/NVDA2025
Items of business:	• Election of thirteen directors nominated by the Board of Directors
	• Advisory approval of our executive compensation
	• Ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal year 2026
	• Approval of an Amended and Restated Certificate of Incorporation to remove all supermajority provisions
	• Three stockholder proposals, if properly presented
	• Transaction of other business properly brought before the meeting
Record date:	You can attend and vote at the 2025 Meeting if you were a stockholder of record at the close of business on April 28, 2025.
Virtual meeting admission:	We will be holding the 2025 Meeting virtually at the location listed above. To participate, you will need the Control Number included on your notice of proxy materials or printed proxy card.
Pre-meeting forum:	To communicate with our stockholders in connection with the 2025 Meeting, we have established a pre-meeting forum located at www.proxyvote.com where you can submit advance questions.

Your vote is very important. Whether or not you plan to attend the 2025 Meeting, **PLEASE VOTE YOUR SHARES**. As an alternative to voting during the 2025 Meeting, you may vote in advance online, by telephone, or, if you have elected to receive a paper proxy card in the mail, by mailing the completed proxy card.

Important notice regarding the availability of proxy materials for the Annual Meeting of Stockholders to be held on June 25, 2025. This Notice, our Proxy Statement, our Annual Report on Form 10-K, and our Annual Review are available at www.nvidia.com/proxy.

By Order of the Board of Directors

Timothy S. Teter
Secretary
2788 San Tomas Expressway, Santa Clara, California 95051
May 13, 2025

This proxy statement contains forward-looking statements. All statements other than statements of historical or current facts made in this document are forward-looking. Forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are subject to the "safe harbor" created by those sections, are based on our management's beliefs and assumptions and on information currently available to our management. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "goal," "would," "expect," "plan," "anticipate," "believe," "estimate," "project," "predict," "potential," and similar expressions intended to identify forward-looking statements. Actual results could differ materially for a variety of reasons. Risks and uncertainties that could cause our actual results to differ significantly from management's expectations are described in our Annual Report on Form 10-K for the fiscal year ended January 26, 2025.

DEFINITIONS

2007 Plan	NVIDIA Corporation Amended and Restated 2007 Equity Incentive Plan
AC	Audit Committee of the Board
Additional SY PSUs	PSUs granted in Fiscal 2024 based on annual non-GAAP gross margin performance, with a single-year performance metric (assuming a certain level of annual Non-GAAP Operating Income), vesting over four years
ASC 718	FASB Accounting Standards Codification Topic 718: Compensation - Stock Compensation
Base Compensation Plan	Performance goal necessary to earn the target award under the Variable Cash Plan and for the target numbers of SY PSUs and MY PSUs to become eligible to vest
Board	The Company's board of directors
Bylaws	The Company's Amended and Restated Bylaws
CAP	"Compensation actually paid," as defined under Item 402(v) of Regulation S-K
CC	Compensation Committee of the Board
CD&A	Compensation Discussion and Analysis
CEO	Chief Executive Officer
CFO	Chief Financial Officer
Charter	The Company's Restated Certificate of Incorporation
Control Number	Identification number for each stockholder included in Notice or proxy card
CS	Corporate Sustainability
ERM	Enterprise Risk Management
ESPP	NVIDIA Corporation Amended and Restated 2012 Employee Stock Purchase Plan
EVP	Executive Vice President
Exchange Act	Securities Exchange Act of 1934, as amended
FASB	Financial Accounting Standards Board
Fiscal 20__	The Company's fiscal year ended on the last Sunday in January of the stated year
Form 10-K	The Company's Annual Report on Form 10-K for Fiscal 2025 filed with the SEC on February 26, 2025
GAAP	Generally accepted accounting principles in the United States
Internal Revenue Code	U.S. Internal Revenue Code of 1986, as amended
Lead Director	Lead independent director
Meeting	Annual Meeting of Stockholders
MY PSUs	Multi-year PSUs based on 3-year TSR relative to the S&P 500 with a three-year performance metric, vesting after three years
Nasdaq	The Nasdaq Stock Market LLC
NCGC	Nominating and Corporate Governance Committee of the Board
NEOs	Named Executive Officers consisting of our CEO, our CFO, and our other three most highly compensated executive officers as of the end of Fiscal 2025
NIM	NVIDIA Inference Microservices
Non-GAAP Operating Income	GAAP operating income, as the Company reports in its SEC filings, excluding stock-based compensation expense, acquisition-related and other costs, and other. Please see *Reconciliation of Non-GAAP Financial Measures* in our *CD&A* for a reconciliation between the non-GAAP financial measures and GAAP results
Notice	Notice of Internet Availability of Proxy Materials
NVIDIA, Company, we, us, our	NVIDIA Corporation, a Delaware corporation
NYSE	New York Stock Exchange
Proposed Charter	The Company's proposed Amended and Restated Certificate of Incorporation
PSU	Performance stock unit
PwC	PricewaterhouseCoopers LLP
RBA	Responsible Business Alliance
RSU	Restricted stock unit
S&P 500	Standard & Poor's 500 Composite Index
SEC	U.S. Securities and Exchange Commission
Section 162(m)	Section 162(m) of the Internal Revenue Code
Securities Act	Securities Act of 1933, as amended
Stretch Compensation Plan	Performance goal necessary to earn the maximum award under the Variable Cash Plan and for the maximum numbers of SY PSUs and MY PSUs to become eligible to vest
SY PSUs	PSUs based on annual Non-GAAP Operating Income performance with a single-year performance metric, vesting over four years
Threshold	Minimum performance goal necessary to earn an award under the Variable Cash Plan and for SY PSUs and MY PSUs to become eligible to vest
TSR	Total shareholder return
Variable Cash Plan	The Company's variable cash compensation plan

BUSINESS OVERVIEW

Fiscal 2025 marked an extraordinary year for NVIDIA's growth with revenue surging 114% year on year to $130.5 billion on strength across all market platforms. Growth was led by exceptional Data Center demand for our Hopper architecture used for large language models, recommendation engines, and generative AI applications. Ethernet for AI was another key contributor, including strong uptake of our Spectrum-X end-to-end ethernet platform. Gross margin expanded year on year to 75.0% and we drove strong operating leverage with operating income rising 147% to $81.5 billion and diluted earnings per share increasing 147% to $2.94.

Fiscal 2025 Results

Revenue	Gross Margin	Operating Income	Diluted Earnings Per Share
$130.5 billion	**75.0%**	**$81.5 billion**	**$2.94**
up **114%** year on year	up **2.3 points** year on year	up **147%** year on year	up **147%** year on year

Fiscal 2025 Reportable Segments

Our two reportable segments are "Compute & Networking" and "Graphics":

	Compute & Networking	Graphics	All Other*	Consolidated
Revenue	**$116.2 billion** up **145%** year on year	**$14.3 billion** up **6%** year on year	—	**$130.5 billion** up **114%** year on year
Operating Income (Loss)	**$82.9 billion** up **159%** year on year	**$5.1 billion** down **13%** year on year	**$(6.5) billion** up **33%** year on year	**$81.5 billion** up **147%** year on year

* Includes expenses not assigned to either Compute & Networking or Graphics.

Fiscal 2025 Market Platforms

Our platforms address four large markets where our expertise is critical:

   

Data Center	Gaming	Professional Visualization	Automotive
$115.2 billion revenue	**$11.4 billion revenue**	**$1.9 billion revenue**	**$1.7 billion revenue**
up **142%** year on year	up **9%** year on year	up **21%** year on year	up **55%** year on year

Business Highlights

- Commenced massive-scale production of NVIDIA Blackwell, purpose-built for the new era of agentic and reasoning AI applications

- Turbocharged agentic AI development and adoption across industries and hundreds of partners with new NVIDIA NIMs, AI Blueprints, and Nemotron family of models and major new partnerships with Accenture and other leading global systems integrators

- Achieved significant scale for NVIDIA Ethernet for AI revenue, including Spectrum-X, and added a new networking revenue growth opportunity with NVLink

- Launched the GeForce RTX 50 Series GPUs powered by the NVIDIA Blackwell architecture which fuse AI and graphics to deliver breakthroughs for gamers, creators, and developers

- Achieved $1.7 billion in full-year Automotive revenue, up 55% from a year ago, fueled by continued adoption of NVIDIA DRIVE platform with customer ramps expected to begin in Fiscal 2026

- Advanced industrial digitalization with new Omniverse Cloud APIs, NIMs, and Blueprints for building and running AI-powered digital twins and simulation workflows

- Launched NVIDIA Project GR00T and Cosmos world foundation model platform to accelerate physical AI and robotics development

Fiscal 2025 Shareholder Returns

Total Shareholder Return (TSR)*



Return of Capital to Shareholders (in billions)





*Represents cumulative stock price appreciation with dividends reinvested and is measured for the applicable fiscal year periods based on the closing price ($142.62) of NVIDIA's common stock on January 24, 2025, the last trading day before the end of our Fiscal 2025, as reported by Nasdaq.

Please see our Form 10-K for more financial information for Fiscal 2025.

PROXY SUMMARY

This summary highlights information contained elsewhere in the proxy statement. This summary does not contain all the information that you should consider, and you should read the entire proxy statement carefully before voting.

2025 Annual Meeting of Stockholders

Date and time:	Wednesday, June 25, 2025 at 9:00 a.m. Pacific Time
Location:	Virtually at www.virtualshareholdermeeting.com/NVDA2025
Record date:	Stockholders as of April 28, 2025 are entitled to vote
Admission to meeting:	You will need your Control Number to attend the 2025 Meeting

Voting Matters and Board Recommendations

A summary of the 2025 Meeting proposals is below. **Every stockholder's vote is important. Our Board urges you to vote your shares FOR Proposals 1, 2, 3, and 4, and AGAINST Proposals 5, 6, and 7.**

	Matter	Page	Board Recommends	Vote Required for Approval	Effect of Abstentions	Effect of Broker Non-Votes
Management Proposals:						
1	Election of thirteen directors	16	**FOR** each director nominee	More **FOR** than **AGAINST** votes	None	None
2	Advisory approval of our executive compensation	43	**FOR**	Majority of shares present, in person or represented by proxy, and entitled to vote on this matter	Against	None
3	Ratification of the selection of PwC as our independent registered public accounting firm for Fiscal 2026	64	**FOR**	Majority of shares present, in person or represented by proxy, and entitled to vote on this matter	Against	N/A (1)
4	Approval of an Amended and Restated Certificate of Incorporation to remove all supermajority provisions	67	**FOR**	66 2/3% of shares outstanding	Against	Against
Stockholder Proposals:						
5	Special Shareholder Meeting Improvement	69	**AGAINST**	Majority of shares present, in person or represented by proxy, and entitled to vote on this matter	Against	None
6	Director Election Resignation Governance Policy	71	**AGAINST**	Majority of shares present, in person or represented by proxy, and entitled to vote on this matter	Against	None
7	Workforce Data Reporting	73	**AGAINST**	Majority of shares present, in person or represented by proxy, and entitled to vote on this matter	Against	None

(1)   Because this is a routine proposal, there are no broker non-votes.

Election of Directors (Proposal 1)

The following table provides summary information about each director nominee:

Name	Age	Director Since	Independent	Financial Expert (1)	Committee Membership Until 2025 Meeting	Committee Membership After 2025 Meeting	Other Public Company Boards
Robert K. Burgess	67	2011	✓	✓	CC	NCGC	
Tench Coxe	67	1993	✓		CC	AC, CC	1 (2)
John O. Dabiri	45	2020	✓		CC	CC	
Persis S. Drell	69	2015	✓		NCGC	CC	
Jen-Hsun Huang	62	1993					
Dawn Hudson	67	2013	✓	✓	CC Chairperson	CC Chairperson	1
Harvey C. Jones	72	1993	✓	✓	AC, NCGC	AC, NCGC	
Melissa B. Lora	62	2023	✓	✓	AC	AC	1
Stephen C. Neal *(Lead Director)*	76	2019	✓		NCGC Chairperson	NCGC Chairperson	
Ellen Ochoa	67	2024	✓		NCGC	NCGC	1
A. Brooke Seawell	77	1997	✓	✓	AC Chairperson	AC Chairperson	1
Aarti Shah	60	2020	✓		AC, CC	AC, CC	1
Mark A. Stevens	65	2008 (3)	✓		AC, NCGC	CC, NCGC	

(1)   Qualified as an AC financial expert.

(2)   Mr. Coxe will no longer serve on the Artisan board as of the 2025 Artisan Annual Meeting of Stockholders.

(3)   Previously served as a member of our Board from 1993 until 2006.

The Board recommends that you vote **FOR** each director nominee.

Recent Refreshment and Nominee Qualifications

Our director nominees exhibit a variety of competencies, professional experience, and backgrounds, and contribute diverse viewpoints and perspectives to our Board. While the Board benefits from the experience and institutional knowledge of our longer-serving directors, it has also brought in new perspectives and ideas through the appointment of four new directors, and the retirement of three directors, since 2020. The Board also regularly rotates committee membership and chairpersons to promote a variety of viewpoints on the Board committees. The Board's commitment to achieving a membership of diverse backgrounds is reflected in our Board composition. Five of our directors are women and four are ethnically and/or racially diverse.

Nominee Skills, Competencies, and Attributes

Below are the skills, competencies, and attributes that our NCGC and Board consider important for our directors to have, considering our current business and future market opportunities, and the director nominees who possess them:

	Senior Leadership & Operations Experience	Industry & Technical	Financial / Financial Community	Governance & Public Company Board	Emerging Technologies & Business Models	Marketing, Communications & Brand Management	Regulatory, Legal & Risk Management	Human Capital Management Experience
Burgess	✓		✓	✓	✓			✓
Coxe			✓	✓	✓			✓
Dabiri		✓			✓			
Drell	✓	✓		✓	✓			✓
Huang	✓	✓	✓	✓	✓	✓	✓	✓
Hudson	✓		✓	✓		✓		✓
Jones	✓	✓	✓	✓	✓	✓		✓
Lora	✓		✓	✓	✓	✓		✓
Neal	✓			✓		✓	✓	✓
Ochoa	✓	✓		✓	✓		✓	✓
Seawell	✓		✓	✓	✓		✓	✓
Shah	✓	✓		✓	✓	✓	✓	✓
Stevens		✓	✓	✓	✓			

Corporate Governance Highlights

Our Board is committed to strong corporate governance to promote the long-term interests of the Company and our stockholders. We seek a collaborative approach to stockholder issues that affect our business and to ensure that our stockholders see our governance and executive pay practices as well-structured. In Fall 2024, we contacted our top institutional stockholders, representing an aggregate ownership of 31%, to gain insights into their views on our corporate governance, compensation and corporate sustainability practices.

Highlights of our corporate governance practices include:

- ✓ All Board members independent, except for our CEO
- ✓ Independent Lead Director
- ✓ Proxy access
- ✓ Declassified Board
- ✓ Majority voting for directors
- ✓ Active Board oversight of risk management
- ✓ Stockholders can call a special meeting

- ✓ 75% or greater attendance by each Board member at meetings of the Board and applicable committees
- ✓ Independent directors frequently meet in executive sessions
- ✓ At least annual Board and committee self-assessments
- ✓ Annual stockholder outreach, including Lead Director participation
- ✓ Stock ownership guidelines for our directors and NEOs

As discussed below, in response to stockholder approval of a related non-binding stockholder proposal at the 2024 Meeting, Proposal 4 requests stockholder approval of an amendment and restatement of our Charter to remove its remaining supermajority voting provisions.

Advisory Approval of Executive Compensation for Fiscal 2025 (Proposal 2)

We are asking our stockholders to cast a non-binding vote, also known as "say-on-pay," to approve our NEOs' compensation. The Board believes that our compensation policies and practices are effective in achieving our goals of paying for performance, providing competitive pay so that we may attract and retain a high-caliber executive team, aligning our executives' interests with those of our stockholders to create long-term value, and achieving simplicity and transparency with our compensation program. The Board and our stockholders have approved holding our "say-on-pay" votes annually. The Board recommends that you vote **FOR** Proposal 2.

Executive Compensation Highlights

Our executive compensation program is designed to reward performance. We use compensation elements that align our NEOs' interests with those of stockholders to drive long-term value. Our NEOs' compensation is heavily weighted toward performance-based, "at-risk" variable cash and long-term equity awards, which are earned only if the Company achieves pre-established financial metrics, with caps on maximum payouts. In recent years, over 90% of our CEO's and over 45% of our other NEOs' target pay has been performance-based and at-risk. Additionally, 100% of our CEO's equity awards have been granted as PSUs.

For Fiscal 2025, in recognition of the increased complexity and scope of executives' roles and responsibilities, the CC increased target equity opportunities for all NEOs. The CC also increased our CEO's base salary and target variable cash opportunity for the first time in years to align with peers and ensure internal pay equity with the base salaries of other NEOs, and shifted the mix of performance-based equity towards MY PSUs for our NEOs (excluding our CEO) to give more weight to long-term performance incentives. To motivate executives, the CC set certain Base Compensation Plan goals significantly above strong Fiscal 2024 results and Threshold goals well above our Fiscal 2024 Stretch Compensation Plan.

Financial Performance and Link to Executive Pay

As described in *CD&A*, a significant portion of our executive pay opportunities are tied to the achievement of financial measures that drive business value and contribute to our long-term success. The table below shows our goals for the applicable periods that were completed at the end of Fiscal 2025 and their impact on our executive pay.

PERFORMANCE GOALS						
	Variable Cash Plan		SY PSUs		MY PSUs	
	Fiscal 2025 Revenue	Payout as a % of Target Opportunity	Fiscal 2025 Non-GAAP Operating Income (1)	Shares Eligible to Vest as a % of Target Opportunity	Fiscal 2023 to 2025 3-Year Relative TSR	Shares Eligible to Vest as a % of Target Opportunity
Threshold	$45.0 billion	50%	$16.0 billion	50%	25th percentile	25%
Base Compensation Plan	$90.0 billion	100%	$56.0 billion	100%	50th percentile	100%
Stretch Compensation Plan	$110.0 billion	200%	$72.0 billion	CEO 150% Other NEOs 200%	75th percentile	CEO 150% Other NEOs 200%

PERFORMANCE ACHIEVEMENT AND PAYOUTS			
	Variable Cash Plan	SY PSUs	MY PSUs
Performance Achievement for Period Ended Fiscal 2025 (2)	$130.5 billion revenue	$86.8 billion Non-GAAP Operating Income (1)	100th percentile 3-year TSR relative to S&P 500
Payout as % of Target Opportunity	200%	CEO 150% Other NEOs 200%	CEO 150% Other NEOs 200%

(1) See *Reconciliation of Non-GAAP Financial Measures* in *CD&A* for a reconciliation between the non-GAAP financial measures and GAAP results.

(2) See *Performance Metrics and Goals for Executive Compensation* in *CD&A* for a description and further discussion of revenue, Non-GAAP Operating Income, and 3-year relative TSR.

Ratification of Selection of PwC as our Independent Registered Public Accounting Firm for Fiscal 2026 (Proposal 3)

While not required, we are asking our stockholders to ratify the AC's selection of PwC as our independent registered public accounting firm for Fiscal 2026, as we believe it is a matter of good corporate practice. If our stockholders do not ratify the selection, the AC will reconsider the appointment, but may nevertheless retain PwC. Even if the selection is ratified, the AC may select a different independent registered public accounting firm at any time if it determines that such a change would be in the best interests of NVIDIA and our stockholders. The Board recommends that you vote **FOR** Proposal 3.

Amend and Restate Charter to Remove All Supermajority Provisions (Proposal 4)

At the 2024 Meeting, our stockholders approved a non-binding stockholder proposal requesting the Board to take steps to remove supermajority voting provisions in our Charter and Bylaws. Following deliberation and engagement with stockholders, the Board approved, adopted and declared advisable an amendment and restatement of our Charter to remove the remaining supermajority voting provisions, remove inoperative provisions related to a previously effected forward stock split and the completed declassification of our Board, and implement other non-substantive clarifying changes, subject to stockholder approval. The full text of the Proposed Charter is included in Appendix A to this proxy statement, with proposed new text underlined and proposed deletions crossed out. Additionally, the Board plans to approve conforming amendments to NVIDIA's Bylaws, contingent on stockholder approval of this Proposal 4. The Board recommends that you vote **FOR** Proposal 4.

Stockholder Proposal 5

A stockholder is asking our Board to remove the one-year holding period requirement in our Bylaws for stockholders to call a special meeting. Our Board is committed to strong corporate governance and has already adopted a balanced right for stockholders to call a special meeting. Our Board believes that our current Bylaws ensure stockholders have a right to call a special meeting to act on extraordinary, pressing events while preventing a minority of stockholders who have not held a financial stake in NVIDIA for a meaningful period of time from calling meetings for narrow or short-term interests. The Board recommends that you vote **AGAINST** Proposal 5.

Stockholder Proposal 6

A stockholder is asking our Board to amend its Corporate Governance Policies to adopt specific director resignation provisions if a director fails to receive a majority vote from stockholders. NVIDIA's existing director resignation and corporate governance policies and procedures are already designed to ensure that the Board is fully accountable to NVIDIA's stockholders. Our Board believes Proposal 6 seeks the adoption of additional unnecessary director resignation procedures and that our existing director resignation procedures strike the appropriate balance between ensuring director accountability and responsiveness and maintaining a role for the Board's discretion and judgment. The Board recommends that you vote **AGAINST** Proposal 6.

Stockholder Proposal 7

A stockholder is asking our Board to publish a chart disclosing workforce data by EEOC-defined job categories, gender, and race. We already publish highly detailed workforce data in our Sustainability Report, based on metrics and categories most relevant to our business model and stakeholders. The Board believes that NVIDIA's management is best positioned to assess the most appropriate workforce metrics for publication. The Board recommends that you vote **AGAINST** Proposal 7.

Corporate Sustainability

NVIDIA invents computing technologies that improve lives and address global challenges. Our goal is to integrate sound CS principles and practices into every aspect of the Company. This proxy statement covers the following CS topics:


Climate and Efficiency
Human Capital Management
Product Value Chain
Human Rights
Trustworthy AI
Public Policy Engagement and Accountability
Corporate Sustainability



NVIDIA CORPORATION
2788 SAN TOMAS EXPRESSWAY
SANTA CLARA, CALIFORNIA 95051
(408) 486-2000

_____

PROXY STATEMENT FOR THE 2025 ANNUAL MEETING OF STOCKHOLDERS - JUNE 25, 2025

_____

Information About the 2025 Meeting

Your proxy is being solicited on behalf of the Board for use at the 2025 Meeting. Our 2025 Meeting will take place virtually on Wednesday, June 25, 2025 at 9:00 a.m. Pacific Time.

Virtual Meeting Philosophy and Benefits

The Board believes holding the 2025 Meeting in a virtual format invites stockholder participation, while reducing costs to stockholders and the Company. This balance allows the 2025 Meeting to remain focused on matters directly relevant to stockholder interests in an efficient way. We have designed the virtual format to protect stockholder rights, including by offering multiple opportunities to ask questions, publishing answers to questions received for the 2025 Meeting on our Investor Relations website, and providing a replay of the webcast after the 2025 Meeting.

Meeting Attendance

If you were an NVIDIA stockholder as of the close of business on the April 28, 2025 record date, or if you hold a valid proxy, you can attend, ask questions during, and vote at our 2025 Meeting at www.virtualshareholdermeeting.com/ NVDA2025. Our 2025 Meeting will be held virtually; use the Control Number included on your Notice or printed proxy card to enter. Anyone can also listen to the 2025 Meeting live; if you encounter any difficulties accessing the virtual 2025 Meeting, please call the technical support number available at www.virtualshareholdermeeting.com/NVDA2025.

A replay of the webcast will be available at www.nvidia.com/proxy through June 24, 2026. Even if you plan to attend the 2025 Meeting virtually, we recommend that you also vote by proxy as described below so that your vote will be counted if you later decide not to attend.

Asking Questions

We encourage stockholders to submit questions through our pre-meeting forum at www.proxyvote.com (using the Control Number included on your Notice or printed proxy card), as well as during the 2025 Meeting at www.virtualshareholdermeeting.com/NVDA2025. During the 2025 Meeting, we will answer as many stockholder-submitted questions related to the business of the 2025 Meeting as time permits. We will publish on our Investor Relations website answers to questions as soon as practicable after the 2025 Meeting. We intend to group questions and answers by topic and substantially similar questions will be answered only once. To promote fairness to all stockholders and efficient use of the Company's resources, we will respond to one question per stockholder. We reserve the right to exclude questions that are not pertinent to company business or are otherwise unsuitable for the conduct of the 2025 Meeting.

Quorum and Voting

To hold our 2025 Meeting, we need a majority of the outstanding shares entitled to vote at the close of business on the April 28, 2025 record date, or a quorum, represented at the 2025 Meeting either by attendance virtually or by proxy. On April 28, 2025, there were 24,387,557,065 shares of common stock outstanding and entitled to vote, meaning 12,193,778,533 shares must be represented at the 2025 Meeting or by proxy to have a quorum. A list of stockholders entitled to vote at the close of business on the record date will be available at our headquarters, 2788 San Tomas Expressway, Santa Clara, California, for 10 days prior to the 2025 Meeting to stockholders of record for any legally valid

purpose germane to the 2025 Meeting. To schedule an appointment to view the stockholder list during this period, please contact us at shareholdermeeting@nvidia.com.

Your shares will count towards the quorum only if you submit a valid proxy or vote at the 2025 Meeting. Abstentions and broker non-votes will count towards the quorum requirement. If there is not a quorum, a majority of the votes present may adjourn the 2025 Meeting to another date.

For Proposal 1, you may vote **FOR** or **AGAINST** any Board nominee, or you may **ABSTAIN** from voting. For each other matter to be voted on, you may vote **FOR** or **AGAINST** or **ABSTAIN** from voting.

Stockholder of Record

You are a stockholder of record if your shares were registered directly in your name with our transfer agent, Computershare, on April 28, 2025. You can vote shares, change your vote, or revoke your proxy before the final vote at the 2025 Meeting in any of the following ways:

	Vote	Change Your Vote	Revoke Your Proxy
Virtually attend and vote at the 2025 Meeting	✓	✓	
Via mail, by signing and mailing your proxy card to us before the 2025 Meeting	✓		
By telephone or online, by following the instructions provided in the Notice or your proxy materials	✓	✓	
Submit another properly completed proxy card with a later date		✓	
Send a written notice that you are revoking your proxy to NVIDIA Corporation, 2788 San Tomas Expressway, Santa Clara, California 95051, Attention: Timothy S. Teter, Secretary, or via email to shareholdermeeting@nvidia.com			✓

If you do not vote using any of the ways described above, your shares will **not** be voted.

Street Name Holder

If your shares were held through a nominee, such as a bank or broker, as of April 28, 2025, then you were the beneficial owner of shares held in "street name," and you have the right to direct the nominee how to vote those shares for the 2025 Meeting. The nominee should provide you a separate Notice or voting instructions, which you should follow to tell the nominee how to vote. To vote by attending the 2025 Meeting virtually, you must obtain a valid proxy from your nominee.

If you are a beneficial holder and do not provide voting instructions to your nominee, the nominee will not be authorized to vote your shares on "non-routine" matters, including elections of directors (even if not contested) and executive compensation (including any advisory stockholder votes on executive compensation), the amendment of the Charter, and stockholder proposals. This is called a "broker non-vote." However, the nominee can still register your shares as being present at the 2025 Meeting for determining quorum, and the nominee will have discretion to vote for matters considered by the NYSE to be "routine," including Proposal 3 regarding the ratification of the selection of our independent registered public accounting firm. If you are a beneficial owner and want to ensure that all of the shares you beneficially own are voted for or against Proposal 3, you must give your nominee specific instructions to do so or the nominee will have discretion to vote on that proposal. **For Proposals 1, 2, 4, 5, 6, and 7, which are "non-discretionary" items, you MUST give your nominee instructions in order for your vote to be counted. We strongly encourage you to vote.**

Any NVIDIA stockholder whose shares are held in street name by a member brokerage firm may revoke a proxy and vote their shares at the 2025 Meeting only in accordance with applicable rules and procedures of the national stock exchanges, as used by the holder's brokerage firm.

Vote Count

On each matter to be voted upon, stockholders have one vote for each share of NVIDIA common stock owned as of April 28, 2025. Votes will be counted by the inspector of election as follows:

Proposal Number	Proposal Description	Vote Required for Approval	Effect of Abstentions	Broker Non-Votes
1	Election of thirteen directors	More **FOR** than **AGAINST** votes	None	None
2	Advisory approval of our executive compensation	Majority of shares present, in person or represented by proxy, and entitled to vote on this matter	Against	None
3	Ratification of the selection of PwC as our independent registered public accounting firm for Fiscal 2026	Majority of shares present, in person or represented by proxy, and entitled to vote on this matter	Against	N/A (1)
4	Approval of an amended and restated Charter to remove all supermajority provisions	66 2/3% of shares outstanding	Against	Against
5	Stockholder Proposal: Special Shareholder Meeting Improvement	Majority of shares present, in person or represented by proxy, and entitled to vote on this matter	Against	None
6	Stockholder Proposal: Director Election Resignation Governance Policy	Majority of shares present, in person or represented by proxy, and entitled to vote on this matter	Against	None
7	Stockholder Proposal: Workforce Data Reporting	Majority of shares present, in person or represented by proxy, and entitled to vote on this matter	Against	None

(1) Because this is a routine proposal, there are no broker non-votes.

If you are a stockholder of record and you return a signed proxy card without marking any selections, your shares will be voted **FOR** each of the nominees listed in Proposal 1, **FOR** Proposals 2, 3 and 4, and **AGAINST** Proposals 5, 6, and 7. If any other matter is properly presented at the 2025 Meeting, one of the proxyholders will vote your shares using his best judgment.

Vote Results

Preliminary voting results will be announced at the 2025 Meeting. Final voting results will be published in a current report on Form 8-K, which will be filed with the SEC by July 1, 2025.

Proxy Materials

As permitted by SEC rules, we are making our proxy materials available to stockholders online at www.nvidia.com/proxy. On or about May 13, 2025, we sent stockholders who owned our common stock at the close of business on April 28, 2025 (except those who previously requested electronic or paper delivery) a Notice with instructions on how to access our proxy materials, vote online or by telephone, and elect to receive future proxy materials electronically or in printed form by mail.

If you choose to receive future proxy materials electronically (via www.proxyvote.com for stockholders of record and www.icsdelivery.com/nvda for street name holders), you will receive an email next year with links to the proxy materials and proxy voting site.

SEC rules also permit companies and intermediaries, such as brokers, to satisfy Notice and proxy material delivery requirements for multiple stockholders with the same address by delivering a single Notice or set of proxy materials addressed to those stockholders. We follow this practice, known as "householding," unless we have received contrary instructions from any stockholder at that address.

If you received more than one Notice or full set of proxy materials, your shares are either registered in more than one name or held in different accounts. Please vote the shares covered by each Notice or proxy card. To modify your instructions so that you receive one Notice or proxy card for each account or name, contact your broker. Your "householding" election will continue until you are notified otherwise or until you revoke your consent.

To change how you receive proxy materials (electronically or in print), or to request receipt of a separate set of documents to a household, contact our Investor Relations Department through our website at www.nvidia.com, by email to shareholdermeeting@nvidia.com, by phone at (408) 486-2000, or by mail at 2788 San Tomas Expressway, Santa Clara, California 95051.

We will pay the entire cost of soliciting proxies. Our directors and employees may also solicit proxies in person, by telephone, by mail, via the Internet, or by other means. Our directors and employees will not receive any additional compensation for soliciting proxies. We have also retained MacKenzie Partners on an advisory basis for an approximate fee of $17,000; they may help us solicit proxies from brokers, bank nominees, and other institutional owners. We may also reimburse brokerage firms, banks, and other agents for the cost of forwarding proxy materials to beneficial owners.

2026 Meeting Deadlines for Submission of Stockholder Proposals, Nomination of Directors, and Other Business

Proposals to be Considered for Inclusion in Our Proxy Materials Pursuant to Rule 14a-8

Stockholders who wish to present proposals pursuant to Rule 14a-8 promulgated under the Exchange Act for inclusion in our 2026 Meeting proxy materials must submit their proposals in writing to NVIDIA Corporation, 2788 San Tomas Expressway, Santa Clara, California 95051, Attention: Timothy S. Teter, Secretary, or by email to shareholdermeeting@nvidia.com, on or before January 13, 2026.

Director Nominations Under Our Proxy Access Bylaw

A stockholder (or a group of up to 20 stockholders) who has owned at least 3% of the voting power of our outstanding capital stock for at least three continuous years and has complied with the other requirements in our Bylaws may nominate and include in our proxy materials director nominees constituting up to the greater of (a) up to two director candidates or (b) up to 20% of the number of directors in office on the last day that a submission may be delivered. Notice of a proxy access nomination for consideration at our 2026 Meeting must be received following the above instructions not later than the close of business on March 27, 2026, and not earlier than February 25, 2026. If we hold the 2026 Meeting more than 30 days prior to, or delayed by more than 30 days after, the first anniversary of the 2025 Meeting, for written notice by the stockholder to be timely, such notice must be delivered following the above instructions not earlier than the close of business on the 120th day prior to the 2026 Meeting and not later than the close of business on the 90th day prior to the 2026 Meeting or the 10th day following the day on which public announcement of the date of the 2026 Meeting is first made by us, whichever is later.

Other Director Nominations and Proposals

Apart from Rule 14a-8 and the proxy access provision of our Bylaws, under our Bylaws certain procedures must be followed for a stockholder to nominate a director or introduce an item of business at an annual meeting of stockholders. If you wish to nominate a director or introduce an item of business at the 2026 Meeting that is not included in our 2026 Meeting proxy materials, you must do so in writing following the above instructions not later than the close of business on March 27, 2026, and not earlier than February 25, 2026. If we hold the 2026 Meeting more than 30 days prior to, or delayed by more than 70 days after, the first anniversary of the 2025 Meeting, for written notice by the stockholder to be timely, such notice must be delivered following the above instructions not earlier than the close of business on the 120th day prior to the 2026 Meeting and not later than the close of business on the 90th day prior to the 2026 Meeting or the 10th day following the day on which public announcement of the date of the 2026 Meeting is first made by us, whichever is later.

Additional Requirements and Information

We advise you to review our Bylaws, which include additional requirements for advance notice of stockholder proposals, director nominations, and proxy access nominations. We recognize the importance of stockholders' ability to nominate directors to our Board. Accordingly, our Board will consider feedback received through our stockholder engagement process regarding the process and disclosure requirements of our Bylaws for nominating directors and other proposals. Our Board will engage with stockholders of various holdings size regarding any proposed amendments to our Bylaws that would require a nominating stockholder to disclose to us (i) such stockholder's plans to nominate candidates to the boards of other public companies, or disclose prior director nominations or proposals that such stockholder privately submitted to other public companies, or (ii) information about such stockholder's limited partners or business associates beyond the existing requirements of our Bylaws.

Proposal 1—Election of Directors

> **What am I voting on?** Electing the 13 director nominees identified below to hold office until the 2026 Meeting and until his or her successor is elected or appointed.
>
> **Vote required for approval**: Directors are elected if they receive more **FOR** votes than **AGAINST** votes.
>
> **Effect of abstentions**: None.
>
> **Effect of broker non-votes**: None.

Our Board currently consists of 13 members. Our nominees include 12 independent directors, as defined by the rules and regulations of Nasdaq, and one NVIDIA officer: Mr. Huang, who serves as our President and CEO.

All of our directors have one-year terms and stand for election annually. Each nominee, other than Dr. Ochoa, is currently a director of NVIDIA previously elected by our stockholders.

The Board expects the nominees will be available for election. If a nominee declines or is unable to act as a director, your proxy may be voted for any substitute nominee proposed by the Board or the size of the Board may be reduced.

Recommendation of the Board

The Board recommends that you vote **FOR** the election of each of the following nominees:

Name	Age	Director Since	Occupation	Independent	Financial Expert (1)	Committee Membership Until 2025 Meeting	Committee Membership After 2025 Meeting	Other Public Company Boards
Robert K. Burgess	67	2011	Independent Consultant	✓	✓	CC	NCGC	
Tench Coxe	67	1993	Former Managing Director, Sutter Hill Ventures	✓		CC	AC, CC	1 (2)
John O. Dabiri	45	2020	Centennial Professor of Aeronautics and Mechanical Engineering, California Institute of Technology	✓		CC	CC	
Persis S. Drell	69	2015	Professor of Materials Science and Engineering and Physics, and Former Provost, Stanford University	✓		NCGC	CC	
Jen-Hsun Huang	62	1993	President & CEO, NVIDIA Corporation					
Dawn Hudson	67	2013	Former Chief Marketing Officer, National Football League & Former CEO Pepsi-Cola North America	✓	✓	CC Chairperson	CC Chairperson	1
Harvey C. Jones	72	1993	Managing Partner, Square Wave Ventures	✓	✓	AC, NCGC	AC, NCGC	
Melissa B. Lora	62	2023	Former President, Taco Bell International	✓	✓	AC	AC	1
Stephen C. Neal (Lead Director)	76	2019	Chairman Emeritus & Senior Counsel, Cooley LLP	✓		NCGC Chairperson	NCGC Chairperson	
Ellen Ochoa	67	2024	Former Director, NASA Johnson Space Center	✓		NCGC	NCGC	1
A. Brooke Seawell	77	1997	Venture Partner, New Enterprise Associates	✓	✓	AC Chairperson	AC Chairperson	1
Aarti Shah	60	2020	Former Senior Vice President & Chief Information and Digital Officer, Eli Lilly and Company	✓		AC, CC	AC, CC	1
Mark A. Stevens	65	2008 (3)	Managing Partner, S-Cubed Capital	✓		AC, NCGC	CC, NCGC	

(1) Qualified as an AC financial expert.

(2) Mr. Coxe will no longer serve on the Artisan board as of the 2025 Artisan Annual Meeting of Stockholders.

(3) Previously served as a member of our Board from 1993 until 2006.

Director Qualifications and Nomination of Directors

The NCGC identifies, reviews and assesses the qualifications of current and potential directors and recommends nominees for Board approval. In accordance with our Corporate Governance Policies and the NCGC Charter, the NCGC is committed to maintaining a Board with diverse perspectives and considers a nominee's background and experience to ensure that a broad range of perspectives is represented. The NCGC may conduct appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates and may engage a professional search firm to assist the committee in identifying, evaluating, and conducting due diligence on potential director nominees. The NCGC has not established specific age, gender, education, experience, or skill requirements, and instead considers numerous factors regarding the nominee, including those listed below, taking into account our current and future business models:

- Integrity and candor
- Independence
- Senior leadership and operational experience
- Professional, technical and industry knowledge
- Financial expertise
- Financial community experience (including as an investor in other companies)
- Marketing, communications and brand management background
- Governance and public company board experience
- Experience with emerging technologies and new business models
- Regulatory, legal, and risk management expertise, including in cybersecurity matters

- Mix of backgrounds, experiences, and perspectives
- Human capital management experience
- Experience in academia
- Willingness and ability to devote substantial time and effort to Board responsibilities and Company oversight
- Ability to represent the interests of the stockholders as a whole rather than special interest groups or constituencies
- All relationships between the proposed nominee and any of our stockholders, competitors, customers, suppliers, or other persons with a relationship to NVIDIA
- For nominees for re-election, overall service to NVIDIA, including past attendance, participation and contributions to the activities of the Board and its committees

The NCGC and the Board understand the importance of Board refreshment, and strive to maintain an appropriate balance of tenure, diversity of professional experience and backgrounds, skills, and education on the Board. While the Board benefits from the experience and institutional knowledge that our longer-serving directors bring, it has also brought in new perspectives and ideas through the appointment of four new directors, and the retirement of three directors, since 2020. The Board also regularly rotates committee membership and chairpersons to help promote different viewpoints on the Board committees. Our longer-tenured directors are familiar with our operations and business areas and have the perspective of overseeing our activities from a variety of economic and competitive environments, which enhances the Board's oversight of strategy and risks. Given the growth of the Company and the breadth of our product offerings, as well as the increasingly complex macroeconomic and geopolitical factors we face, these experienced directors are a significant asset to the Board. Our newer directors have brought expertise in brand development and cybersecurity, familiarity with technology developments at leading academic institutions, and senior management, operating, and finance experience, all of which are important to supporting NVIDIA as it enters new markets. Each year, the NCGC and Board review each director's individual performance, including the director's past contributions, outside experiences and activities, and committee participation, and determine how his or her experience and skills continue to add value to NVIDIA and the Board.

Below are the skills, competencies, and attributes that our Board considers important for our directors to have, considering our current business and future market opportunities:

 **Senior Leadership & Operations Experience**

Directors with senior leadership and operations experience provide informed oversight of our business, and unique experiences and perspectives. They are uniquely positioned to contribute practical insight into business strategy and operations, driving growth, building and strengthening corporate culture, and supporting the achievement of strategic priorities and objectives.

 **Industry & Technical**

Directors with industry experience and technical backgrounds facilitate within the Board a deeper understanding of innovations and a technical assessment of our products and services.

 **Financial/Financial Community**

Experience in financial matters and the financial community assists our Board with review of our operations and finances, including overseeing our financial statements, capital structure and internal controls. Those with a venture capital background also offer valuable stockholder perspectives.

 **Governance & Public Company Board**

Directors with experience in corporate governance, such as service on boards and board committees, or as executives of other large, public companies, are familiar with the dynamics and operation of a board of directors and the impact that governance policies have on a company. This experience supports our goals of strong Board and management accountability, transparency, and protection of stockholder interests. Public company board experience also helps our directors identify challenges and risks we face as a public company, including oversight of strategic, operational, and compliance-related matters, and stockholder relations.

 **Emerging Technologies & Business Models**

Experience in emerging technologies and business models is integral to our growth strategies given our unique business model and provides important insights as our business expands into new areas.

 **Marketing, Communications & Brand Management**

Directors with experience in marketing, communications, and brand management offer guidance on our products directly marketed to consumers, important perspectives on expanding our market share, and expertise in communicating with our customers and other stakeholders.

 **Regulatory, Legal & Risk Management**

Our business requires compliance with a variety of regulatory requirements in different jurisdictions. We face new regulatory matters and regulations as our business grows. We are also subject to multiple lawsuits. Directors with experience in governmental, public policy, legal, and risk management areas, including cybersecurity, help provide valuable insights and oversight for our Company.

 **Human Capital Management Experience**

Our people are critical to our success. Directors with experience in organizational management, talent development, and developing values and culture in a large global workforce provide key insights. Human capital management experience also assists our Board in overseeing executive and employee compensation, development, and engagement.

The NCGC evaluates candidates proposed by stockholders using the same criteria as it uses for other candidates. Stockholders seeking to recommend a prospective nominee should follow the instructions under *Stockholder Communications with the Board of Directors* below. The stockholder(s) must provide timely written notice of such recommended nominee and the stockholder(s) and such recommended nominee must satisfy the other requirements specified in our Bylaws and Corporate Governance Policies, both of which are available on the Investor Relations section of our website at www.nvidia.com. Stockholders are advised to review these documents.

Proxy Access

Our Board has voluntarily adopted proxy access. As a result, we will include in our proxy statement information regarding the greater of (i) up to two director candidates or (ii) up to 20% of the number of directors in office on the last day that a submission may be delivered, if nominated by a stockholder (or group of up to 20 stockholders) owning at least 3% of the voting power of our outstanding capital stock for at least three continuous years. The stockholder(s) must provide timely written notice of such nomination and the stockholder(s) and nominee must satisfy the other requirements specified in our Bylaws. This summary of our proxy access rules is not intended to be complete and is subject to limitations set forth in our Bylaws and Corporate Governance Policies, both of which are available on the Investor Relations section of our website at www.nvidia.com. Stockholders are advised to review these documents. The NCGC did not receive any stockholder nominations during Fiscal 2025.

Our Director Nominees

The biographies below include information, as of the date of this proxy statement, regarding the particular experience, qualifications, attributes or skills of each director, relative to the skills matrix above, that led the NCGC and Board to believe that he or she should continue to serve on the Board.

ROBERT K. BURGESS

Independent Consultant

Age: 67	**Director Since:** 2011	**Committees:** CC, NCGC*
Other Current Public Company Boards: None	**Independent Director**	**Financial Expert**

Robert K. Burgess has served as an independent investor and board member to technology companies since 2005. He was Chief Executive Officer from 1996 to 2005 of Macromedia, Inc., a provider of internet and multimedia software, which was acquired by Adobe Systems Incorporated; he also served from 1996 to 2005 on its board of directors, as Chairman of its board of directors from 1998 to 2005, and as Executive Chairman for his final year. Previously, he held key executive positions from 1984 to 1991 at Silicon Graphics, Inc. (SGI), a graphics and computing company; from 1991 to 1995, served as Chief Executive Officer and a board member of Alias Research, Inc., a publicly traded 3D software company, until its acquisition by SGI; and resumed executive positions at SGI during 1996. Mr. Burgess was a director of Adobe from 2005 to 2019, and of Rogers Communications, Inc., a communications and media company, from 2016 to 2019. He holds a BCom degree from McMaster University.

Mr. Burgess brings to the Board senior management and operating experience and expertise in the areas of financial and risk management. He has been in the computer graphics industry since 1984. He has a broad understanding of the roles and responsibilities of a corporate board and provides valuable insight on a range of issues in the technology industry.

	Senior Leadership & Operations Experience		Financial/Financial Community		Governance & Public Company Board
	Emerging Technologies & Business Models		Human Capital Management Experience		

*Mr. Burgess will serve on the CC until the 2025 Meeting and start to serve on the NCGC after the 2025 Meeting.

TENCH COXE

Former Managing Director, Sutter Hill Ventures

Age: 67	**Director Since:** 1993	**Committees:** CC, AC*
Other Current Public Company Boards: Artisan Partners Asset Management Inc. (since 1995)**	**Independent Director**	

Tench Coxe was a Managing Director of Sutter Hill Ventures, a venture capital investment firm, from 1989 to 2020, where he focused on investments in the IT sector. Prior to joining Sutter Hill Ventures in 1987, he was Director of Marketing and MIS at Digital Communication Associates. He serves on the board of directors of Artisan Partners Asset Management Inc., an institutional money management firm.** He was a director of Mattersight Corp., a customer loyalty software firm, from 2000 to 2018. Mr. Coxe holds a BA degree in Economics from Dartmouth College and an MBA degree from Harvard Business School.

Mr. Coxe brings to the Board expertise in financial and transactional analysis and provides valuable perspectives on corporate strategy and emerging technology trends. His significant financial community experience gives the Board an understanding of the methods by which companies can increase value for their stockholders.

	Financial/Financial Community		Governance & Public Company Board		Emerging Technologies & Business Models
	Human Capital Management Experience				

*Mr. Coxe will start to serve on the AC after the 2025 Meeting. He will continue to serve on the CC after the 2025 Meeting.

**Mr. Coxe will no longer serve on the Artisan board as of the 2025 Artisan Annual Meeting of Stockholders.

JOHN O. DABIRI

**Centennial Professor of Aeronautics and
Mechanical Engineering, California Institute of Technology**

Age: 45	**Director Since:** 2020	**Committees:** CC

Other Current Public Company Boards: None	**Independent Director**

John O. Dabiri is the Centennial Professor of Aeronautics and Mechanical Engineering at the California Institute of Technology. He is a recipient of the National Medal of Science, a MacArthur Foundation "Genius Grant," the National Science Foundation Alan T. Waterman Award, and the Presidential Early Career Award for Scientists and Engineers. He heads the Dabiri Lab, which conducts research at the intersections of fluid mechanics, energy and environment, and biology. From 2021 to January 2025, he served on President Biden's Council of Advisors on Science and Technology (PCAST) and Energy Secretary Granholm's Energy Advisory Board (SEAB). From 2015 to 2019, he served as a Professor of Civil and Environmental Engineering and of Mechanical Engineering at Stanford University, where he was recognized with the Eugene L. Grant Award for Excellence in Teaching. From 2005 to 2015, he was a Professor of Aeronautics and Bioengineering at the California Institute of Technology, during which time he also served as Director of the Center for Bioinspired Wind Energy, Chair of the Faculty, and Dean of Students. Dr. Dabiri is a Fellow of the American Physical Society, where he previously served as Chair of the Division of Fluid Dynamics. He also serves on the board of trustees of the Gordon and Betty Moore Foundation and previously served as a member of the National Academies' Committee on Science, Technology, and Law. Dr. Dabiri holds a PhD degree in Bioengineering and an MS degree in Aeronautics from the California Institute of Technology, and a BSE degree summa cum laude in Mechanical and Aerospace Engineering from Princeton University.

Dr. Dabiri brings to the Board a versatile research background and cutting-edge expertise in various engineering fields, along with a proven record of successful innovation.

 Industry & Technical    Emerging Technologies & Business Models

PERSIS S. DRELL

Professor of Materials Science and Engineering and Physics, and Former Provost, Stanford University

Age: 69	**Director Since:** 2015	**Committees:** NCGC, CC*

Other Current Public Company Boards: None	**Independent Director**

Persis S. Drell is a Professor of Materials Science and Engineering and Professor of Physics of Stanford University. Dr. Drell has been on the faculty at Stanford since 2002 and was the Dean of the Stanford School of Engineering from 2014 to 2017 and the Provost of Stanford from 2017 to 2023. She also served as the Director of SLAC from 2007 to 2012. Dr. Drell is a member of the National Academy of Sciences and the American Academy of Arts and Sciences, and is a Fellow of the American Physical Society and a Fellow of the American Association for the Advancement of Science. She has been the recipient of a Guggenheim Fellowship and a National Science Foundation Presidential Young Investigator Award. Dr. Drell holds a PhD degree from the University of California, Berkeley and an AB degree in Mathematics and Physics from Wellesley College.

An accomplished researcher and educator, Dr. Drell brings to the Board expert leadership in guiding innovation in science and technology.

 Senior Leadership & Operations Experience    Industry & Technical    Governance & Public Company Board

 Emerging Technologies & Business Models    Human Capital Management Experience

*Dr. Drell will serve on the NCGC until the 2025 Meeting and start to serve on the CC after the 2025 Meeting.

JEN-HSUN HUANG

President and Chief Executive Officer, NVIDIA Corporation

Age: 62 | **Director Since:** 1993 | **Committees:** None

Other Current Public Company Boards: None

Jen-Hsun Huang founded NVIDIA in 1993 and has served since its inception as President, Chief Executive Officer, and a member of the Board.

Since its founding, NVIDIA has pioneered accelerated computing. The Company's invention of the GPU in 1999 sparked the growth of the PC gaming market, redefined computer graphics, and ignited the era of modern AI. NVIDIA is now driving the platform shift of accelerated computing and generative AI, transforming the world's largest industries and profoundly impacting society.

Mr. Huang has been elected to the National Academy of Engineering and is a recipient of the Semiconductor Industry Association's highest honor, the Robert N. Noyce Award; the IEEE Founder's Medal; the Dr. Morris Chang Exemplary Leadership Award; and honorary doctorate degrees from Taiwan's National Chiao Tung University, National Taiwan University, and Oregon State University. He has been named the world's best CEO by Fortune, the Economist, and Brand Finance, as well as one of TIME magazine's 100 most influential people.

Prior to founding NVIDIA, Mr. Huang worked at LSI Logic, a semiconductor and software company, and Advanced Micro Devices, a global semiconductor company. He holds a BSEE degree from Oregon State University and an MSEE degree from Stanford University.

Mr. Huang is one of the technology industry's most respected executives, having taken NVIDIA from a startup to a world leader in accelerated computing. Under his guidance, NVIDIA has compiled a record of consistent innovation and sharp execution, marked by products that have gained strong market share.

 Senior Leadership & Operations Experience    Industry & Technical    Financial/Financial Community

 Governance & Public Company Board    Emerging Technologies & Business Models    Marketing, Communications & Brand Management

 Regulatory, Legal & Risk Management    Human Capital Management Experience

---

DAWN HUDSON

Former Chief Marketing Officer, National Football League & Former CEO Pepsi-Cola North America

Age: 67 | **Director Since:** 2013 | **Committees:** CC

Other Current Public Company Boards: The Interpublic Group of Companies, Inc. (since 2011) | **Independent Director** | **Financial Expert**

Dawn Hudson serves on the boards of various companies. From 2014 to 2018, Ms. Hudson served as Chief Marketing Officer for the National Football League. Previously, she served from 2009 to 2014 as Vice Chairman of The Parthenon Group, an advisory firm focused on strategy consulting. She was President and Chief Executive Officer of Pepsi-Cola North America, the beverage division of PepsiCo, Inc. for the U.S. and Canada, from 2005 to 2007 and President from 2002, and simultaneously served as Chief Executive Officer of the foodservice division of PepsiCo, Inc. from 2005 to 2007. Previously, she spent 13 years in marketing, advertising and branding strategy, holding leadership positions at major agencies, such as D'Arcy Masius Benton & Bowles and Omnicom Group Inc. Ms. Hudson currently serves on the board of directors of The Interpublic Group of Companies, Inc., an advertising holding company, a private skincare company and a private consumer diagnostic portfolio company. She was a director of P.F. Chang's China Bistro, Inc., a restaurant chain, from 2010 to 2012; of Allergan, Inc., a biopharmaceutical company, from 2008 to 2014; of Lowes Companies, Inc., a home improvement retailer, from 2001 to 2015; of Amplify Snack Brands, Inc., a snack food company, from 2014 to 2018; and of Modern Times Group MTG AB, a gaming company, from 2020 to 2023. She holds a BA degree in English from Dartmouth College.

Ms. Hudson brings to the board experience in executive leadership. As a longtime marketing executive, she has valuable expertise and insights in leveraging brands, brand development and consumer behavior. She also has considerable corporate governance experience, gained from more than two decades of serving on the boards of public companies.

 Senior Leadership & Operations Experience    Financial/Financial Community    Governance & Public Company Board

 Marketing, Communications & Brand Management    Human Capital Management Experience

HARVEY C. JONES

Managing Partner, Square Wave Ventures

Age: 72	**Director Since:** 1993	**Committees:** AC, NCGC
Other Current Public Company Boards: None	**Independent Director**	**Financial Expert**

Harvey C. Jones has been the Managing Partner of Square Wave Ventures, a private investment firm, since 2004. Mr. Jones has been an entrepreneur, high technology executive, and active venture investor for over 30 years. In 1981, he co-founded Daisy Systems Corp., a computer-aided engineering company, ultimately serving as its President and Chief Executive Officer until 1987. Between 1987 and 1998, he led Synopsys, Inc., a major electronic design automation company, serving as its Chief Executive Officer for seven years and then as Executive Chairman. In 1997, Mr. Jones co-founded Tensilica Inc., a privately held technology IP company that developed and licensed high performance embedded processing cores. He served as Chairman of the Tensilica board of directors from inception through its 2013 acquisition by Cadence Design Systems, Inc. He was a director of Tintri Inc., a company that built data storage solutions for virtual and cloud environments, from 2014 until 2018. Mr. Jones holds a BS degree in Mathematics and Computer Sciences from Georgetown University and an MS degree in Management from Massachusetts Institute of Technology.

Mr. Jones brings to the board an executive management background, an understanding of semiconductor technologies and complex system design. He provides valuable insight into innovation strategies, research and development efforts, as well as management and development of our technical employees. His significant financial community experience gives the Board an understanding of the methods by which companies can increase value for their stockholders.

	Senior Leadership & Operations Experience		Industry & Technical		Financial/Financial Community
	Governance & Public Company Board		Emerging Technologies & Business Models		Marketing, Communications & Brand Management
	Human Capital Management Experience				

MELISSA B. LORA

Former President, Taco Bell International

Age: 62	**Director Since:** 2023	**Committees:** AC
Other Current Public Company Boards: Conagra Brands, Inc. (since 2019)	**Independent Director**	**Financial Expert**

Melissa B. Lora has served in several senior executive roles over her 31-year career at Taco Bell Corp., a subsidiary of Yum! Brands, Inc., one of the world's largest restaurant companies, including as President of Taco Bell International at her retirement in 2018 and Global Chief Financial and Development Officer and Chief Financial and Development Officer at Taco Bell Corp. Ms. Lora served on the board of directors of KB Home, a homebuilding company, from 2004 to April 2024, and was a Lead Independent Director thereof from 2016. She was the chair of the audit committee from 2008 to 2018 at KB Home. She has served on the board of directors of Conagra Brands, Inc., a consumer packaged goods holding company, since 2019 and is the chair of the audit & finance committee and a member of the nominating and governance committee. Ms. Lora previously served on the board of directors of MGIC Investment Corporation from 2018 to 2022. Ms. Lora holds a BS degree in Finance from California State University-Long Beach and an MBA degree emphasizing Corporate Finance from the University of Southern California.

Ms. Lora brings to the Board senior management and operating experience as well as finance experience gained in a large corporate setting. Additionally, she has decades of public company board of director experience in a variety of industries and board governance roles.

	Senior Leadership & Operations Experience		Financial/Financial Community		Governance & Public Company Board
	Emerging Technologies & Business Models		Marketing, Communications & Brand Management		Human Capital Management Experience

STEPHEN C. NEAL

Chairman Emeritus and Senior Counsel, Cooley LLP

Age: 76	**Director Since:** 2019	**Committees:** NCGC
Other Current Public Company Boards: None	**Independent Director**	**Lead Director**

Stephen C. Neal serves as Chairman Emeritus and Senior Counsel of the law firm Cooley LLP, where he was also Chief Executive Officer from 2001 until 2008. In addition to his extensive experience as a trial lawyer on a broad range of corporate issues, Mr. Neal has represented and advised numerous boards of directors, special committees of boards, and individual directors on corporate governance and other legal matters. Prior to joining Cooley in 1995, Mr. Neal was a partner of the law firm Kirkland & Ellis LLP. Mr. Neal served on the board of directors of Levi Strauss & Co. from 2007 to 2021 and as Chairperson from 2011 to 2021. Mr. Neal also is Chairman of the Oversight Board Trust, a perpetual Delaware special purpose trust. Previously, Mr. Neal served as Chairman of the boards of the William and Flora Hewlett Foundation and of the Monterey Bay Aquarium. Mr. Neal holds an AB degree from Harvard University and a JD degree from Stanford Law School.

Mr. Neal brings to the Board deep knowledge and broad experience in corporate governance as well as his perspectives drawn from advising many companies throughout his career.

	Senior Leadership & Operations Experience		Governance & Public Company Board		Marketing, Communications & Brand Management
	Regulatory, Legal & Risk Management		Human Capital Management Experience		

ELLEN OCHOA

Former Director, NASA Johnson Space Center

Age: 67	**Director Since:** 2024	**Committees:** NCGC
Other Current Public Company Boards: Service Corporation International (since 2015)	**Independent Director**	

Ellen Ochoa is the former Director of NASA's Johnson Space Center and serves on the boards of various corporate and nonprofit organizations. Dr. Ochoa served in several roles at the NASA Johnson Space Center from 1990 to 2018, including Center Director, Deputy Center Director, and astronaut. Previously, she was branch chief and research engineer at NASA Ames Research Center from 1988 to 1990, and a researcher at Sandia National Laboratories from 1985 to 1988. Dr. Ochoa has served on the boards of directors of Service Corporation International, a publicly traded funeral homes and services company, since 2015, and of Mutual of America Financial Group, a retirement plan and financial services company, since 2017. She has served on the boards of trustees of the Gordon and Betty Moore Foundation, a scientific discovery and environmental conservation foundation, since 2018, and of SRI International, a nonprofit scientific research institution, since 2023. She previously served as Chair of the National Science Board, on the boards of directors of the Federal Reserve Bank of Dallas and Manned Space Flight Education Foundation, and the board of trustees of Stanford University. Dr. Ochoa holds a BS degree in Physics from San Diego State University and MS and PhD degrees in Electrical Engineering from Stanford University.

Dr. Ochoa brings to the board a unique blend of technical expertise in aerospace innovation, advanced technology development, STEM advocacy and leadership, supporting the company's innovation and strategic growth.

	Senior Leadership & Operations Experience		Industry & Technical		Governance & Public Company Board
	Emerging Technologies & Business Models		Regulatory, Legal & Risk Management		Human Capital Management Experience

A. BROOKE SEAWELL

Venture Partner, New Enterprise Associates

Age: 77	**Director Since:** 1997	**Committees:** AC
Other Current Public Company Boards: Tenable Holdings, Inc. (since 2017)	**Independent Director**	**Financial Expert**

A. Brooke Seawell has served since 2005 as a Venture Partner at New Enterprise Associates, and was a Partner from 2000 to 2005 at Technology Crossover Ventures. He was Executive Vice President from 1997 to 1998 at NetDynamics, Inc., an application server software company, which was acquired by Sun Microsystems, Inc. He was Senior Vice President and Chief Financial Officer from 1991 to 1997 of Synopsys, Inc., an electronic design automation software company. He serves on the board of directors of Tenable Holdings, Inc., a cybersecurity company, and one privately held company. Mr. Seawell served on the board of directors and as audit chair of Glu Mobile, Inc., a publisher of mobile games, from 2006 to 2014, of Informatica Corp., a data integration software company, from 1997 to 2015, of Tableau Software, Inc., a business intelligence software company, from 2011 to 2019, and of Eargo, Inc., a medical device company, from 2020 to 2022. In 2024, the National Association of Corporate Directors named Mr. Seawell as one of the Top 100 directors in the nation. He also previously served as a member of the Stanford University Athletic Board and on the Management Board of the Stanford Graduate School of Business. Mr. Seawell holds a BA degree in Economics and an MBA degree in Finance from Stanford University.

Mr. Seawell brings to the Board operational expertise and senior management experience, including knowledge of the complex issues facing public companies, and a deep understanding of accounting principles and financial reporting. His significant financial community experience gives the Board an understanding of the methods by which companies can increase value for their stockholders.

	Senior Leadership & Operations Experience		Financial/Financial Community		Governance & Public Company Board
	Emerging Technologies & Business Models		Regulatory, Legal & Risk Management		Human Capital Management Experience

AARTI SHAH

Former Senior Vice President & Chief Information and Digital Officer, Eli Lilly and Company

Age: 60	**Director Since:** 2020	**Committees:** AC, CC
Other Current Public Company Boards: Sandoz International GmbH	**Independent Director**	

Aarti Shah serves on the boards of various companies and non-profit organizations. Dr. Shah worked at Eli Lilly and Company for 27.5 years until 2021 and served in several functional and business leadership roles, most recently as Senior Vice President and Chief Information and Digital Officer, as well as Senior Statistician, Research Scientist, Vice President for Biometrics, and Global Brand Development Leader in Lilly's Bio-Medicines business unit. Dr. Shah has served on the board and as a member of the science, innovation & development committee and human capital and ESG committee of Sandoz International GmbH, a pharmaceutical company, since 2023. Dr. Shah has served on the board of trustees and as a member of the audit committee and distribution and technology committee of Northwestern Mutual since 2020, a financial services organization. Dr. Shah serves on the board, strategic planning committee, and global and technology committee of St. Jude Children's Research Hospital and American Lebanese Syrian Associated Charities (ALSAC), a non-profit organization. She also serves as a trustee of the non-profit organization, Shrimad Rajchandra Mission Dharampur USA. She served on the Indianapolis Public Library Foundation board for the full term of 9 years and on the Center for Interfaith Cooperation for the full term of 4 years. Dr. Shah received her BS and MS degrees in Statistics and Mathematics in India before completing her PhD degree in Applied Statistics from the University of California, Riverside.

Dr. Shah brings to the Board executive leadership and senior operating experience. Additionally she brings expertise in drug development and technical expertise in the areas of information technology, cybersecurity, advanced analytics, data sciences, and digital health.

	Senior Leadership & Operations Experience		Industry & Technical		Governance & Public Company Board
	Emerging Technologies & Business Models		Marketing, Communications & Brand Management		Regulatory, Legal & Risk Management
	Human Capital Management Experience				

MARK A. STEVENS

Managing Partner, S-Cubed Capital

Age: 65	Director Since: 2008 (previously served 1993-2006)	Committees: AC, NCGC, CC*
Other Current Public Company Boards: None	Independent Director	

Mark A. Stevens has been the Managing Partner of S-Cubed Capital, a private family office investment firm, since 2012. He was a Managing Partner from 1993 to 2011 of Sequoia Capital, a venture capital investment firm, where he had been an associate for the preceding four years. Previously, he held technical sales and marketing positions at Intel Corporation, and was a member of the technical staff at Hughes Aircraft Co. Mr. Stevens is a trustee and the chair of investment committee of the University of Southern California. He was a director of Quantenna Communications, Inc., a provider of Wi-Fi solutions, from 2016 until 2019. Mr. Stevens holds a BSEE degree, a BA degree in Economics and an MS degree in Computer Engineering from the University of Southern California, and an MBA degree from Harvard Business School.

Mr. Stevens brings to the Board a deep understanding of the technology industry, and the drivers of structural change and high-growth opportunities. He provides valuable insight regarding corporate strategy development and the analysis of acquisitions and divestitures. His significant financial community experience gives the Board an understanding of the methods by which companies can increase value for their stockholders.

 Industry & Technical    Financial/Financial Community    Governance & Public Company Board

 Emerging Technologies & Business Models

*Mr. Stevens will serve on the AC until the 2025 Meeting. He will serve on the CC and continue to serve on the NCGC after the 2025 Meeting.

Information About the Board of Directors and Corporate Governance

Independence of the Members of the Board of Directors

Nasdaq rules and our Corporate Governance Policies (as further described below) require that a majority of our directors not have a relationship that would interfere with their exercise of independent judgment in carrying out their responsibilities and that they meet any other qualification requirements required by the SEC and Nasdaq.

After considering all relevant relationships and transactions, our Board determined that, except for Mr. Huang, all of our directors are "independent" as defined by Nasdaq's rules and regulations. The Board also determined that all members of our AC, CC, and NCGC are independent under applicable Nasdaq listing standards, and that each of Mr. Seawell, Mr. Jones and Ms. Lora of the AC are "audit committee financial experts" as defined under applicable SEC rules.

Board Leadership Structure

Our Board ensures that each member has an equal voice in the affairs and the management of NVIDIA by having an independent Lead Director, rather than a chairperson, which the Board believes best serves our stockholders. The independent directors consider the role and designation of the person to serve as Lead Director on an annual basis. The Board recognizes that different board leadership structures may be appropriate under different circumstances and its annual review includes consideration of whether having a Lead Director continues to best meet NVIDIA's evolving needs and serves in the best interest of its stockholders.

Our Board believes its current leadership structure is appropriate because:
- The active involvement of each of our independent directors, combined with the qualifications and significant responsibilities of, and strong oversight by, our Lead Director, provide balance on the Board;
- It promotes independent oversight of our management and affairs;
- It effectively allocates authority, responsibility, and oversight between management and our independent directors; and
- It provides the right foundation to pursue the Company's strategic and operational objectives, particularly in light of the evolution of our business and operating environment.

Our CEO has primary responsibility for the operational leadership and strategic direction of the Company, and the Lead Director facilitates our Board's independent oversight of management, promotes communication between management and our Board, and supports our Board's consideration of key governance matters. This arrangement promotes open dialogue among the Board, including discussions of the independent directors during quarterly executive sessions led by our Lead Director, without the presence of our CEO. We believe that our current structure best serves our stockholders, without the need to appoint a person to serve as chairperson of the Board.

Under our Corporate Governance Policies, the Board may select a chairperson in its discretion, but, if it does not, a Lead Director shall be designated annually by a majority of the independent directors and identified in the Company's proxy statement. These policies help to ensure a robust independent leadership structure on our Board.

While the Board has discretion to consider other leadership structures, including having the Lead Director (or chairperson, if any) and CEO roles filled by a single individual, it would only consider a change if it best aligned with the interests of our stockholders, management, and the Board, and it complied with applicable laws and regulations. If in the future our CEO were to take a leadership position on the Board, such as chairperson, we expect that the Board would continue to appoint an independent Lead Director to maintain a balanced and strong leadership structure and otherwise represent the Board independently from the Company's management team. Any changes to the Board's leadership structure would take into account stockholder views, including through our ongoing stockholder outreach, and would be communicated to stockholders on our Investor Relations website and in our proxy statement. Our Lead Director may provide input on the design of the Board as requested by the NCGC. In his role as NCGC Chairperson, our Lead Director will continue to lead discussions, provide input, and oversee the design of the Board itself.

Our Lead Director	
Stephen C. Neal	
Director since 2019	Chairperson of the NCGC
Experience	
✓ Extensive experience as a trial attorney	
✓ Has advised numerous companies, boards and individuals on governance and legal matters	
✓ Helped clients manage internal and government investigations	
✓ Executive experience as Cooley LLP's CEO, and board and chairman experience on the Levi Strauss & Co. board of directors	

The Board believes Mr. Neal's experience, breadth of knowledge, and contributions to the Board position him well to provide strong leadership, oversight, and the ability to contribute valuable insight with respect to the Company's business.

Our Lead Director may require Board consideration of risk matters, including adding them to Board agendas or as topics for executive sessions of the independent members of the Board. The Board believes that Mr. Neal is highly qualified to assist the Board in overseeing the identification, assessment, and management of the Company's exposure to various risks as a result of his extensive risk management, legal, and executive experience and provides effective independent oversight of the Company's risk exposures as Lead Director. Further information on the Board's oversight of risk management and its work with the CEO to address risk management matters is detailed below under *Role of the Board in Risk Oversight*.

Our Lead Director has significant responsibilities, which are set forth in our Corporate Governance Policies, and include the duties listed below.

Duties of Our Lead Director
✓ Determining an appropriate schedule of Board meetings and seeking to ensure that the independent members of the Board can perform their duties responsibly while not interfering with the flow of our operations
✓ Working with the CEO, and seeking input from other directors and relevant management, as to the preparation of the agendas for Board meetings
✓ Advising the CEO on a regular basis as to the quality, quantity, and timeliness of the flow of information requested by the Board from our management with the goal of providing what is necessary for the independent members of the Board to effectively and responsibly perform their duties, and, although our management is responsible for the preparation of materials for the Board, the Lead Director may specifically request the inclusion of certain material
✓ Coordinating, developing the agenda for, and moderating executive sessions of the independent members of the Board and acting as principal liaison between them and the CEO on sensitive issues
✓ Presiding over Board meetings when the CEO is not present
✓ Convening meetings of the independent directors, as necessary or appropriate
✓ Engaging with stockholders, as necessary or appropriate
✓ Performing such other duties as the Board may determine from time to time

In addition, our Lead Director may represent the Board in communications with stockholders and other stakeholders. The Lead Director makes themself available for consultation with major stockholders pursuant to our Corporate Governance Policies. As Lead Director, Mr. Neal has participated in our annual stockholder outreach meetings and we expect this practice to continue.

Committees of the Board of Directors

The Board has three committees: an AC, a CC, and a NCGC. Each of these committees operates under a written charter, which may be viewed under Governance in the Investor Relations section of our website at www.nvidia.com.

Committee assignments are determined based on background and the expertise which individual directors can bring to a committee. Our Board believes regular committee rotations are a good corporate governance practice which introduces diverse perspectives and ideas, more fully informs its members regarding the full scope of the Board and our activities, and benefits each committee and the Board as a whole. The composition and functions of our committees are set forth below.

AC

Current Members	Members as of our 2025 Meeting
• **A. Brooke Seawell (Chairperson)**	• **A. Brooke Seawell (Chairperson)**
• Harvey C. Jones	• Tench Coxe
• Melissa B. Lora	• Harvey C. Jones
• Aarti Shah	• Melissa B. Lora
• Mark A. Stevens	• Aarti Shah

In Fiscal 2025, the AC met four times. Selected highlights from its agenda topics included: capitalization review and strategy, tax, treasury, internal audit, information security, enterprise risk management, and insurance reviews.

Committee Role and Responsibilities

- Oversees our corporate accounting and financial reporting process;
- Oversees our internal audit function;
- Determines and approves the engagement, compensation, retention, and termination of the independent registered public accounting firm;
- Evaluates the performance and qualifications of our independent registered public accounting firm;
- Reviews and approves the retention of the independent registered public accounting firm for permissible audit and non-audit services;
- Confers with management and our independent registered public accounting firm on the results of the annual audit, our quarterly financial statements and results, and the effectiveness of internal control over financial reporting, including those regarding information security;
- Reviews the financial statements to be included in our quarterly reports on Form 10-Q and annual reports on Form 10-K;
- Reviews earnings press releases and the substance of financial information and outlook provided to investors and analysts on earnings calls;
- Adopts and maintains policies regarding preapproval of employment of individuals employed or formerly employed by auditors and engaged on our account;
- Prepares their report as required to be included by SEC rules in our annual proxy statement or annual report on Form 10-K;
- Establishes procedures for the receipt, retention, and treatment of complaints we receive regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding accounting or auditing matters;
- Oversees risks related to financial reporting and exposures, internal audit functions, regulatory, and accounting policies; and
- Reviews and reports on the adequacy and effectiveness of the Company's information security policies and practices and the internal controls regarding information security risks

CC

Current Members		Members as of our 2025 Meeting
• **Dawn Hudson (Chairperson)**		• **Dawn Hudson (Chairperson)**
• Robert K. Burgess		• Tench Coxe
• Tench Coxe		• John O. Dabiri
• John O. Dabiri		• Persis S. Drell
• Aarti Shah		• Aarti Shah
		• Mark A. Stevens

In Fiscal 2025, the CC met four times. Selected highlights from its agenda topics included: executive, employee, and director compensation, review of benefits, wellness and retirement programs, executive protection, human capital management, and workforce metrics.

Committee Role and Responsibilities

- Reviews and approves our overall compensation strategy and policies;
- Reviews and recommends to the Board the compensation of our Board members;
- Reviews and approves the compensation of Mr. Huang and other executive officers;
- Reviews and approves corporate performance goals and objectives related to the compensation of our executive officers and other senior management;
- Reviews and approves our CD&A disclosure for inclusion in the proxy statement and annual report on Form 10-K;
- Administers our stock purchase plans, variable compensation plans, and other similar programs;
- Oversees our human capital management;
- Assesses and monitors whether our compensation policies and programs could create material risks; and
- Oversees risks related to compensation plans, programs and policies

NCGC

Current Members		Members as of our 2025 Meeting
• **Stephen C. Neal (Chairperson)**		• **Stephen C. Neal (Chairperson)**
• Persis S. Drell		• Robert K. Burgess
• Harvey C. Jones		• Harvey C. Jones
• Ellen Ochoa		• Ellen Ochoa
• Mark A. Stevens		• Mark A. Stevens

In Fiscal 2025, the NCGC met three times. Selected highlights from its agenda topics included: Board recruiting, trade compliance and regulatory matters, stockholder proposals, corporate governance matters, and addressing stockholder concerns.

Committee Role and Responsibilities

- Identifies, reviews, and evaluates candidates to serve as directors;
- Recommends candidates for election to our Board;
- Makes recommendations to the Board regarding committee membership and chairpersons;
- Assesses the performance of the Board and its committees;
- Reviews and assesses our corporate governance principles and practices;
- Monitors changes in corporate governance practices, rules, and regulations;
- Approves related party transactions;
- Reviews and assesses our CS strategy, risks, and opportunities periodically, including related programs and initiatives;
- Oversees and reviews policies and practices on trade compliance, regulatory matters, and related risks;
- Establishes procedures for receiving, retaining, and addressing complaints we receive regarding violations of our Code of Conduct;
- Monitors the effectiveness of our anonymous tip process; and
- Oversees the Company's policies, practices, and investigation procedures in connection with the Company's compliance program

Compensation Committee Interlocks and Insider Participation

At the beginning of Fiscal 2025, the CC initially consisted of Messrs. Burgess, Coxe, Dabiri, and Jones and Ms. Hudson. After the 2024 Meeting, the members of the CC consisted of Messrs. Burgess, Coxe, and Dabiri, Ms. Hudson and Dr. Shah. No member of the CC is an officer or employee of NVIDIA, and none of our executive officers serve as a member of the board or compensation committee of any entity that has one or more executive officers serving as a member of our

Board or CC. Other than Dr. Shah, no member of the CC had a relationship requiring disclosure in *Review of Transactions with Related Persons* above.

Role of the Board in Risk Oversight

The Board oversees risk management at NVIDIA and delegates oversight of appropriate topics to its committees. The oversight responsibility of our Board and its committees is enabled by management reporting processes, including our ERM process, that are designed to provide visibility to our Board about the identification, assessment, and management of critical risks and management's risk mitigation strategies.

RISK OVERSIGHT AT NVIDIA		
Board of Directors		
Oversees management of major risks, including:		
✓ Business Model, including AI	✓ Strategic Execution	✓ Product Quality and Safety
✓ Operational, including Supply Chain and Sourcing	✓ Regulatory, Public Policy, Legal, Intellectual Property, and Compliance	✓ Financial and Macroeconomic
✓ Information Security, including Cybersecurity	✓ Brand and Reputation	✓ Business Continuity
✓ Corporate Development and Acquisitions	✓ Management Development	✓ Enterprise Resource Planning
AC	**CC**	**NCGC**
✓ Financial statement and earnings materials integrity and reporting	✓ Compensation policies, plans, practices and programs for directors, executives, and employees	✓ Governance structure, processes and policies, including regulatory changes and other developments
✓ Financial risk exposures, including investments, cash management, foreign exchange management and insurance coverage	✓ Human capital management, including recruiting, retention, development, and other workforce matters	✓ Stockholder concerns and communications
✓ Disclosure controls and procedures		✓ Compliance program and effectiveness of our anonymous tip process
✓ Information security and cybersecurity policies and practices and the internal controls regarding information security risks		✓ Corporate sustainability, including environmental, social, and corporate governance matters
✓ Internal audit performance, including auditor functions, performance, and independence		✓ Trade compliance and non-financial regulatory matters
✓ Accounting and audit principles and policies, and regulatory and accounting initiatives		✓ Board and committee composition and board evaluation
✓ Legal and regulatory compliance, particularly as related to the above matter		✓ Related party transactions
		✓ Policies and practices related to government relations, public policy, and related expenditures
Management		
Management identifies, evaluates, and mitigates business risks and reports to the Board on them		
Internal Audit		
Provides independent assurance on design and effectiveness of internal controls and governance processes		

NVIDIA's Board reviews risk and risk management practices, including strategic and information security matters, to support the Company's long-term objectives and to ensure thorough assessment of these matters.

Our Board retains direct oversight of strategic risks to NVIDIA and other risk areas not delegated to its committees. Board committees enhance risk oversight by allocating authority and responsibility to the committee best suited to oversee specific risks, as outlined in their charters, with escalation to the full Board when necessary. Committee chairpersons regularly report to the full Board on reviewed matters, including key risks, and collaborate with the Board to

ensure effective risk management oversight. The Board believes its leadership structure facilitates robust risk oversight, with the independent Lead Director and independent committees proactively providing oversight and engagement with management on our key risks. For further details, see *Board Leadership Structure* above.

Given the importance of topics like information security, including cybersecurity, the Board retains full oversight of these matters. The AC reviews the adequacy and effectiveness of the Company's information security policies, practices, and internal controls. The AC receives regular updates on information security from management, including the Chief Security Officer and security team, while the Board receives annual reports on these matters. The AC also meets in executive session with leaders of key control functions, ensuring direct access to management teams and appropriate staffing and resources.

ERM Process
✓ Annual assessment of the Company's risk environment led by management
✓ Identifies and evaluates risks across different timeframes, including short-, intermediate- and long- term
✓ Identifies, assesses, and manages the Company's most significant risks and uncertainties that could materially impact the long-term health of the Company or prevent the achievement of strategic objectives
✓ Regular updates reported to senior management, including CEO
✓ Overseen and reviewed by the Board and AC, at least annually
✓ Board and committees have direct access to management to receive updates on risk exposures and mitigation strategies, and give feedback on key and emerging risks, including cybersecurity, trade compliance, risk management and the ERM process
✓ Board and committee agendas adjusted throughout the year by CEO and Lead Director to address emerging risks and key topics
✓ Includes interviews with senior management and Board members to identify major risks
✓ The Board, its committees, and senior management may engage outside advisors, experts, and consultants to help develop and analyze the Company's risk management and mitigation efforts, and anticipate future threats and trends

The Company's ERM process is an annual assessment of its risk environment, integrating risk evaluation with the Company's operations and strategies. This process examines internal and external factors, risk amplifiers, and emerging trends to prioritize mitigation efforts based on the risk horizon. It evaluates the potential impact and likelihood of risks materializing over relevant timeframes, considers future threats and trends, and identifies the actions, strategies, processes, controls, and procedures in place or to be implemented to manage and mitigate these risks.

While the Company does not have a Chief Compliance Officer, the ERM process and action plan are reviewed by the CEO, other NEOs reporting directly to the CEO, and senior management members. These leaders are responsible for managing and monitoring key risks within their respective functional areas. The Company's internal audit team administers the ERM program on behalf of management.

The ERM process is designed to align the Board's risk oversight with the Company's disclosure controls and procedures. Public reports are prepared by management involved in the ERM process and reviewed by the Board or its committees to ensure that disclosure controls and procedures function effectively. These processes are structured to identify potential risks for disclosure appropriately.

Corporate Governance

Corporate Governance Policies

The Board has adopted Corporate Governance Policies to ensure that the Board has the necessary authority and processes in place to review and evaluate our business operations as needed and to make decisions that are independent of our management. These policies include practices the Board follows with respect to its composition and selection, regular evaluations of the Board and its committees, Board meetings and involvement of senior management, senior management performance evaluation, and Board committees and compensation. These policies may be viewed under Governance in the Investor Relations section of our website at www.nvidia.com.

Executive Sessions of the Board

As required under Nasdaq's listing standards, our independent directors meet regularly in scheduled executive sessions at which only independent directors are present, as well as in sessions with the CEO. In Fiscal 2025, our independent directors met in both types of executive sessions at four of our scheduled quarterly Board meetings.

Director Attendance at Annual Meeting

We expect that our directors will attend each annual meeting, absent a valid reason. All Board members attended the 2024 Meeting, except Dr. Ochoa who was appointed after the 2024 Meeting.

Board Self-Assessments

The NCGC oversees an evaluation process, conducted at least annually, whereby outside legal counsel for NVIDIA interviews each director to obtain his or her evaluation of the Board as a whole, and of the committees on which he or she serves. The interviews solicit ideas from the directors about, among other things, improving the quality of Board and/or committee oversight, effectiveness regarding strategic direction, financial and audit matters, executive compensation, acquisition activity, and other key matters. The interviews also focus on Board process and identifying specific issues which should be discussed in the future. After these evaluations are complete, our outside corporate counsel summarizes the results, reviews them with our Lead Director, and then submits the summary for discussion by the NCGC.

In response to the evaluations conducted in Fiscal 2025, our Board determined to focus on geopolitical and regulatory risks, supply chain, AI regulations, growth management, the Company's strategic ecosystem, and management development. The Board also determined to continue to focus on the Board's composition and process for Board refreshment.

Director Orientation and Continuing Education

The NCGC and our General Counsel are responsible for new director orientation and for administering or approving eligible director continuing education programs. Continuing education programs for directors may include a combination of internally developed materials and presentations, programs presented by third parties, and financial and administrative support for attendance at qualifying academic or other independent programs.

Director Time Commitment and Outside Board Memberships

Our directors are expected to devote sufficient time to Board and committee duties and to understanding the Company's business. The NCGC reviews the other commitments of potential Board candidates, and does so annually for existing Board members, to determine if this expectation can be met. In making this determination, the NCGC considers, among other factors, stakeholder guidelines regarding numerical limits on public company boards on which a director may sit. None of our directors serve on more than two public company boards (including NVIDIA), and none of our non-employee directors serve as a CEO or executive officer of a public company.

Director Stock Ownership Guidelines

Our Corporate Governance Policies require each non-employee director to hold shares of our common stock with a total value equal to six times the annual cash retainer for Board service during the period in which he or she serves as a director (or ten times his base salary, in the case of the CEO). The shares may include vested deferred stock, shares held in trust, and shares held by immediate family members, but not unvested or unexercised equity awards. Non-employee directors have five years after their Board appointment to reach the ownership threshold. Our stock ownership guidelines are intended to further align director interests with stockholder interests.

Each non-employee director and Mr. Huang currently meets or exceeds the stock ownership requirements, with the exception of Dr. Ochoa, who joined our Board in 2024 and has five years from joining the Board to reach the ownership threshold.

Senior Management Development

We believe in extensive leadership development. Our structure ensures that many senior managers work directly with our CEO to execute our corporate strategies. This approach results in strategic alignment, exposes leaders to a broad spectrum of corporate activities, and presents the Board with a pool of excellent candidates for future promotion. Our CEO also selects senior leaders to engage directly with the Board on key initiatives and provides periodic updates to our Board on management development.

Outside Advisors

The Board and each of its principal committees may retain outside advisors and consultants of their choosing at our expense. The Board need not obtain management's consent to retain outside advisors. In addition, the principal committees need not obtain either the Board's or management's consent to retain outside advisors.

Code of Conduct

Our directors, executives, and employees are expected to conduct themselves with the highest degree of integrity, ethics, and honesty. Our credibility and reputation depend upon their good judgment, ethical standards, and personal integrity. Our Code of Conduct applies to all executive officers, directors, and employees, including our principal executive officer, principal financial officer, and principal accounting officer. The Financial Team Code of Conduct applies to our executive officers, directors, members of our finance department, and all employees involved in the preparation and review of externally-reported periodic financial reports, filings, and documents. We regularly review our Code of Conduct and related policies to ensure that they provide clear guidance to our directors, executives, and employees. We also regularly train our employees on our Code of Conduct and other policies.

The Code of Conduct and the Financial Team Code of Conduct may be viewed under Governance in the Investor Relations section of our website, at www.nvidia.com. If we make any amendments to either code, or grant any waiver from a provision of either code to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website or in a report on Form 8-K. Information contained on our website is not incorporated by reference into this or any other report we file with the SEC.

Insider Trading Policy

Our Insider Trading Policy governs transactions in our securities and applies to the Board and our employees, contractors, and consultants. We believe our Insider Trading Policy is reasonably designed to promote compliance with insider trading laws, rules and regulations applicable to NVIDIA. Section 16 directors and officers must obtain preclearance before trading in NVIDIA's stock. In addition, we comply with applicable laws and regulations relating to insider trading with respect to transactions in our securities such as open market repurchases of our common stock from time to time.

Under our Insider Trading Policy, hedging ownership of NVIDIA stock, including but not limited to trading in options, puts, calls, or other derivative instruments related to NVIDIA stock or debt, is not permitted. Additional prohibitions include purchasing NVIDIA stock on margin, borrowing against NVIDIA stock held in a margin account, or pledging NVIDIA stock as collateral for a loan.

Corporate Hotline

We have established an independent corporate hotline to allow any employee, contractor, customer, or partner to confidentially and anonymously submit a complaint about any accounting, internal controls, auditing, Code of Conduct, or other matter of concern (unless prohibited by local privacy laws).

Stockholder Communications with the Board of Directors

Stockholders who wish to communicate with the Board regarding nominations of directors or other matters may do so by sending electronic written communications addressed to Timothy S. Teter, our Secretary, at shareholdermeeting@nvidia.com. All stockholder communications we receive that are addressed to the Board will be compiled by our Secretary. If no particular director is named, letters will be forwarded, depending on the subject matter, to the chairperson of the AC, CC, or NCGC. Matters put forth by our stockholders will be reviewed by the NCGC, which will determine whether these matters should be presented to the Board. The NCGC will give serious consideration to all such matters and will make its determination in accordance with its charter and applicable laws.

Majority Vote Standard

Under our Bylaws, in an uncontested election, stockholders will be given the choice to cast votes **FOR** or **AGAINST** the election of directors or to **ABSTAIN** from such vote and shall not have the ability to cast any other vote with respect to such election of directors. A director shall be elected by the affirmative vote of the majority of the votes cast with respect to that director, meaning the number of shares voted **FOR** a director must exceed the number of votes cast **AGAINST** that director. If the votes cast **FOR** an incumbent director in a non-contested election do not exceed the number of **AGAINST** votes, such incumbent director shall offer to tender his or her resignation to the Board. The NCGC or other committee that may be designated by the Board will make a recommendation to the Board on whether to accept or reject the resignation or whether other action should be taken. The Board will act on such committee's recommendation and publicly disclose its decision and the rationale within 90 days from the date of certification of the election results. In making their decision, such committee and the Board will evaluate the best interests of the Company and its stockholders and shall consider all factors and information deemed relevant. The director who tenders his or her resignation will not participate in such committee's recommendation or the Board's decision.

In a contested election, in which the number of nominees exceeds the number of directors to be elected, stockholders will be given the choice to cast **FOR** or **WITHHOLD** votes for the election of directors and shall not have the ability to cast any other vote with respect to such election of directors. Our directors will be elected by a plurality of the shares represented at any such meeting or by proxy and entitled to vote on the election of directors at that meeting. The directors receiving the greatest number of **FOR** votes will be elected.

In either case, abstentions and broker non-votes will each be counted as present for purposes of determining the presence of a quorum but will have no effect on the vote.

Stockholder Special Meeting Right

As part of our Board and management's comprehensive review of current corporate governance practices, our Board amended our Bylaws in 2024 to let stockholders owning at least 15% of our shares, and who have owned such shares continuously for at least one year, to request a special meeting of stockholders, provided that the stockholders satisfy the disclosure, timing and other requirements set forth in our Bylaws intended to ensure that stockholders receive adequate, timely, and accurate information in connection with a special meeting. Our Board believes that this special

meeting right strikes a balance between enabling urgent action and protecting the Company and its stockholders from narrow, short-term interests.

Board Meeting Information

The Board met four times during Fiscal 2025, including meetings during which the Board discussed the strategic direction of NVIDIA, explored and discussed new business and strategic opportunities and the product roadmap, and other matters facing NVIDIA. We expect each Board member to attend each meeting of the Board and the committees on which he or she serves. Each Board member attended 75% or more of the applicable meetings of the Board and of each committee on which he or she served during Fiscal 2025.

Corporate Sustainability

NVIDIA invents computing technologies that improve lives and address global challenges. Our goal is to integrate sound CS principles and practices into every aspect of the Company. Our Board and management believe that environmental stewardship, social responsibility, and solid governance are important to our business strategy and long-term value creation. While the full Board has ultimate responsibility for CS matters that impact our business, each committee of the Board oversees CS matters across our business operations in the areas that align with their respective responsibilities. The NCGC is responsible for reviewing and discussing with management our policies, issues, and reporting related to sustainability, including overall sustainability strategy, risks, and opportunities, and related programs and initiatives. Our CS team updates the NCGC at least semiannually on these topics, as well as pertinent regulations and stakeholder inputs, and gathers feedback from the NCGC on issues such as climate change and human rights. The CS team also reports on sustainability issues to the full Board annually.

In Fiscal 2024, we launched a Corporate Sustainability Steering Committee, or the CSSC, comprised of members of our executive leadership team. The CSSC oversees and provides input on our sustainability strategy and program. Feedback from the Board, the NCGC and CSSC, along with specific input from our executive team, helps to determine the focus and scope of our sustainability strategy and program.

The following sections provide an overview of our sustainability principles and practices. More information can be found on the Corporate Sustainability section of our website and in our annual Sustainability Report. Information contained on our website or in our annual Sustainability Report is not incorporated by reference into this or any other report we file with the SEC. Refer to "Item 1A. Risk Factors" in our Form 10-K for a discussion of risks and uncertainties we face related to CS.

Climate and Efficiency

We assess our carbon footprint across our product lifecycle and assess climate risks, including current and emerging regulations and market impacts. Improving performance and energy efficiency is a principal goal in each step of our research, development, and design processes, and our product-level environmental assessments confirm that continuing to enhance the energy efficiency of our products is the most impactful sustainability initiative our company can pursue. NVIDIA GPUs powered 8 of the top 10 systems on the November 2024 Green500 list, including the top super computer. Our Earth-2 initiative aims to harness AI and high-performance computing to unlock the potential of vast quantities of climate data to inform decision-making.

We commit to the following greenhouse gas emissions, or GHG emissions, reduction goals:

- Scope 1 and 2: In our upcoming Sustainability Report for Fiscal 2025, we plan to announce that we achieved and will maintain 100% renewable electricity for offices and data centers under our operational control. By delivering on this commitment, we continue to aim to reduce our Scope 1 and 2 emissions in line with prevalent climate science standards.

- Scope 3: By the end of Fiscal 2026, we expect to engage manufacturing suppliers comprising at least 67% of NVIDIA's scope 3 category 1 GHG emissions, with the goal of effecting supplier adoption of science-based targets.

Human Capital Management

We believe that our employees are our greatest asset, and they play a key role in creating long-term value for our stakeholders. The CC provides oversight of the Company's human capital management, including policies and strategies relating to human capital management.

To execute our business strategy successfully, we must recruit, develop, and retain the very best talent globally, including exceptional executives, scientists, engineers, and technical and non-technical staff.

Recruitment

As the demand for global technical talent remains high, we have grown our technical workforce and have successfully attracted top talent to NVIDIA. We have attracted talent worldwide through our strong employer brand and differentiated hiring strategies for college, professional, and leadership talent. Our workforce is 82% technical and 51% hold advanced degrees. Additionally, we have increased our focus on diversity recruiting, and we welcome employees of all backgrounds. Our own employees help to surface top talent, with over 41% of our new hires in Fiscal 2025 coming from employee referrals.

Development and Retention

To support employee development, we provide opportunities to learn on-the-job through training courses, targeted development programs, mentoring and peer coaching and ongoing feedback. We constantly upgrade our learning offerings to ensure that our employees are exposed to the most current content and technologies available. We offer

tuition reimbursement programs to subsidize educational programs and advanced certifications and encourage internal job mobility. We have also implemented specifically designed mentoring and development programs for women and employees from traditionally underrepresented groups to ensure widespread readiness for future advancement.

To evaluate employee sentiment and engagement, we use pulse surveys, a suggestion box, and an anonymous third-party platform. We want NVIDIA to be a place where people can build their careers over their lifetime. Our employees tend to come and stay. In Fiscal 2025, our overall turnover rate was 2.5%.

Compensation, Benefits, and Well-Being

Our compensation program rewards performance and is structured to encourage employees to invest in the Company's future. Employees receive equity, except where unavailable due to local regulations, that is tied to the value of our stock price and vests over time to retain employees while simultaneously aligning their interests with those of our stockholders.

We offer comprehensive benefits to support our employees' and their families' physical health, well-being, and financial health. Programs include 401(k) programs in the U.S., statutory and supplemental pension programs outside the U.S., our employee stock purchase program, flexible work hours, and time off policies. We evaluate our benefit offerings globally and aim to provide comparable support across the regions where we operate. We offer tailored benefits based on the needs of our employees, including continuing support for parents, both new birth parents and those who wish to become parents.

Diversity, Inclusion, and Belonging at NVIDIA

We believe that diverse teams fuel innovation, and we are committed to creating an inclusive culture that supports all our employees.

When recruiting new talent or developing our current employees, we strive to build a diverse talent pipeline that includes those underrepresented in the technology field, including women, Black/African American, and Hispanic/Latino candidates.

To this end we:

- Hire, promote and compensate our employees based on merit;

- Partner with institutions and professional organizations serving historically underrepresented communities;

- Enlist dedicated recruiting teams to shepherd underrepresented candidates through the interview process and identify internal opportunities;

- Support the development and growth of women employees through programs aimed at building a pipeline of future leaders;

- Provide peer support and executive sponsors for our internal community resource groups;

- Provide training and education to managers and peers on fostering supportive environments that allow all our employees to excel;

- Track equity and parity in retention, promotions, pay, and employee feedback; and

- Measure year over year progress and provide leadership visibility on talent and diversity efforts.

As of the end of Fiscal 2025, our global workforce was 78% male, 21% female, and 1% not declared, with 6% of our workforce in the United States composed of Black or African American and Hispanic or Latino employees.

We strive to provide equitable compensation and opportunities for advancement to all employees and to achieve promotion parity based on a variety of considerations.

Flexible Working Environment

We support a flexible work environment, allowing us to recruit the very best employees, regardless of where they live. This flexibility supports diverse hiring, retention of talent, including working parents and other caregivers and employee engagement, which we believe makes NVIDIA a great place to work.

We also provide company-wide designated time off each quarter for employees to rest, recharge and manage personal and family responsibilities.

Product Value Chain

We seek to promote human rights throughout our supply chain and expect our suppliers to respect human rights whenever they provide products or services for us.

We are a full member of the RBA, an international industry organization dedicated to corporate social responsibility in global supply chains. Since adopting the RBA Code of Conduct in 2007 when we first became an RBA member, we have continued to integrate its elements into our processes, including auditing strategic suppliers and conducting internal assessments to confirm that we are addressing all aspects of responsible supply chain management. All of our manufacturing suppliers are expected to comply with the RBA Code of Conduct and associated NVIDIA policies, including an Agreement for Manufacturer Environmental Compliance.

We expect our suppliers to maintain progressive employment, environmental, health, safety, and ethical practices that meet or exceed applicable laws, the RBA Code of Conduct, our Code of Conduct, and our Human Rights Policy. We also encourage suppliers to use the RBA Code of Conduct as a platform to go above and beyond compliance. We monitor our supply chain through Validated Assessment Program audits and work directly with suppliers to implement any corrective actions.

Our goal is to use only conflict-free gold, tantalum, tungsten, and tin (3TG) in our products and to achieve 100% Responsible Minerals Assurance Process-compliant 3TG processing facilities, as explained in more detail in our Responsible Minerals Policy.

Human Rights

We define human rights as the fundamental rights, freedoms, and standards of treatment belonging to all humans. We follow the laws of the countries in which we operate, and endorse internationally recognized principles, including the United Nations Global Compact, the United Nations Guiding Principles, the Universal Declaration of Human Rights, the International Covenant on Civil and Political Rights, the International Covenant on Economic, Social and Cultural Rights, the Core Conventions of the International Labour Organization, and the International Labour Organization Declaration on Fundamental Principles and Rights at Work.

We have codified our approach to human rights in our Human Rights Policy and work to embed human rights considerations into decision-making processes throughout the Company.

In Fiscal 2025, we ran a human rights impact assessment (HRIA) aligned with the UN Declaration on Business and Human Rights. The HRIA covered our value chain and was performed by an independent firm with deep expertise in human rights. We expect to use the results of the HRIA to inform our human rights strategy and our Human Rights Policy going forward.

Trustworthy AI

Our artificial intelligence, or AI, principles, which we share with customers and partners, reflect our core values and our Code of Conduct. We endeavor to deliver trustworthy AI models that comply with privacy and data protection laws, perform safely and as intended, provide transparency about a model's design and limitations, minimize unwanted bias, and give equal opportunity to benefit from AI.

Our products are programmable and non-specific in nature. When we provide tools to help developers create applications for specific industries, we focus on creating products and services that enable developers to create and accelerate socially beneficial applications.

Public Policy Engagement and Accountability

Our NCGC oversees and periodically reviews our public policy engagement and accountability. Our Government Relations team engages in the public policy process to advance the long-term interests of the Company and its stockholders, including in areas relevant to our operations, semiconductors, artificial intelligence, global trade, research and development, workforce and energy. NVIDIA's U.S. federal lobbying activities are disclosed quarterly and publicly reported. We belong to trade associations worldwide. Management reports to the NCGC about our policies and practices in connection with governmental relations, public policy, and related expenditures.

Director Compensation

NVIDIA's non-employee director compensation program is designed to attract and retain a world-class Board of Directors while balancing our stockholders' interests, and is structured to align with annual service starting on the dates of our annual meetings. We do not pay additional fees for serving as Lead Director, as chairperson or member of our committees, or for meeting attendance. Directors who are also employees do not receive compensation for service on the Board.

Roles of the Board, the CC, and Compensation Consultant

The CC reviews our director compensation annually with the assistance of its independent compensation consultant, who provides peer group data and insights on compensation trends and best practices. The CC engaged Exequity LLP as its independent compensation consultant to advise on director compensation for the year following our 2024 Meeting, or the 2024 Program. The CC recommended the 2024 Program as described below, which the Board approved in December 2023.

Afterwards, our compensation advisor from Exequity retired, and in September 2024, the CC engaged Semler Brossy to serve as its independent compensation consultant.

2024 Program

The 2024 Program maintained the same target compensation as the previous year with a total value of $340,000—slightly below the median paid to peer group non-employee directors (based on the peer group determined in late 2023):

$85,000 Annual Cash Retainer Paid Quarterly	$255,000 Equity Retainer RSUs (1)

(1) Target annual value of RSUs granted on the day following our 2024 Meeting, or the 2024 Program RSUs. 50% of the 2024 Program RSUs vested on the third Wednesday in November 2024 and 50% will vest on the third Wednesday in May 2025, subject to the director's continuous service.

The number of shares subject to each director's 2024 Program RSUs equaled the target value of the grant divided by the 30-calendar day trailing average closing price of our common stock that ended the business day before the 2024 Meeting, to smooth the effects of market volatility.

New Director Compensation

In connection with Dr. Ochoa's appointment to the Board in November 2024, she received a prorated annual cash retainer and two RSU grants. She was awarded an initial RSU grant with a target value of $255,000, or the Initial Ochoa RSU, and a prorated 2024 Program RSU reflecting her service until the 2025 Meeting, or the Prorated Ochoa RSU. The number of shares subject to the Initial Ochoa RSU was calculated in the same manner as the 2024 Program RSUs, but using the 30-calendar day trailing average closing price that ended the business day before her appointment.

Deferred Compensation Program

Non-employee directors can elect to defer the settlement of RSUs upon vesting for tax planning purposes. Deferrals can be made to the earlier of (i) the third Wednesday of March of a future year (no sooner than 2026 for the 2024 Program RSUs and Prorated Ochoa RSU, or 2028 for the Initial Ochoa RSU) or (ii) the director's cessation of service or certain change-in-control events, in accordance with Section 409A of the Internal Revenue Code.

Other Compensation/Benefits

Our directors are reimbursed for expenses incurred in attending Board and committee meetings, and continuing educational programs. We do not offer change-in-control benefits to directors, except for vesting acceleration under our equity plans that applies to all plan award holders if an acquirer does not assume or substitute those awards, provided that the award holder's continuous service with us has not terminated prior to the change-in-control. If a director's service terminates due to death, their RSU grants will immediately vest in full.

Directors do not receive dividends on unvested, or vested but deferred, RSUs.

Director Compensation for Fiscal 2025

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)	Total ($)
Robert K. Burgess	85,000	258,828	343,828
Tench Coxe	85,000	258,828	343,828
John O. Dabiri	85,000	258,828	343,828
Persis S. Drell	85,000	258,828	343,828
Dawn Hudson	85,000	258,828	343,828
Harvey C. Jones	85,000	258,828	343,828
Melissa B. Lora	85,000	258,828	343,828
Michael G. McCaffery (2)	42,500	—	42,500
Stephen C. Neal	85,000	258,828	343,828
Ellen Ochoa	32,550 (3)	439,659 (4)	472,209
Mark L. Perry (2)	42,500	—	42,500
A. Brooke Seawell	85,000	258,828	343,828
Aarti Shah	85,000	258,828	343,828
Mark A. Stevens	85,000	258,828	343,828

(1) Amounts shown do not reflect amounts actually received by the director. Instead, these amounts reflect the aggregate full grant date fair value calculated in accordance with ASC 718 for RSU awards. The assumptions used in the calculation are set forth in Note 3 to our consolidated financial statements titled *Stock-Based Compensation* in our Form 10-K. On June 27, 2024, each non-employee director then serving on the Board received their 2024 Program RSU grant for 2,088 shares, with an ASC 718 grant date fair value per share of $123.96.

(2) Messrs. McCaffery and Perry retired from our Board effective June 26, 2024.

(3) Reflects a prorated annual cash retainer for service commencing with Dr. Ochoa's appointment to the Board in November 2024.

(4) Dr. Ochoa was awarded on December 9, 2024: (a) the Initial Ochoa RSU for 1,848 shares, with an ASC 718 grant date fair value per share of $138.70, and (b) the Prorated Ochoa RSU for 1,321 shares, with an ASC 718 grant date fair value per share of $138.79. Subject to Dr. Ochoa's continuous service with us, the Initial Ochoa RSU will vest as to 1/6th of the shares on the third Wednesday in June 2025 and approximately every six months thereafter, and the Prorated Ochoa RSU will vest in full on the third Wednesday in May 2025.

The following table provides information regarding the aggregate number of unvested RSUs held by each of our non-employee directors as of January 26, 2025:

Name	RSUs	Name	RSUs
Robert K. Burgess	1,044	Michael G. McCaffery	—
Tench Coxe	1,044	Stephen C. Neal	1,044
John O. Dabiri	1,044	Ellen Ochoa	3,169
Persis S. Drell	1,044	Mark L. Perry	—
Dawn Hudson	1,044	A. Brooke Seawell	1,044
Harvey C. Jones	1,044	Aarti Shah	1,044
Melissa B. Lora	3,984*	Mark A. Stevens	1,044

* Includes initial RSUs granted to Ms. Lora in connection with her appointment to the Board in 2023.

Review of Transactions with Related Persons

Employees, officers, and directors must avoid any activity that conflicts with, or has the appearance of conflicting with, our interests. This policy is included in our Code of Conduct and our Financial Team Code of Conduct. We regularly conduct a review of all related party transactions for potential conflicts of interest and all transactions involving executive officers or directors must be approved by the NCGC in compliance with the Company's policies and the Listing Standards of The Nasdaq Global Select Market. Except as discussed below, there were no transactions with related persons in Fiscal 2025 that would require disclosure in this proxy statement or approval by the NCGC.

Transactions with Related Persons

The daughter and son of Jen-Hsun Huang, our President and CEO and a member of our Board, are employed by the Company. Neither of them shares a household with Mr. Huang, is one of our executive officers, or reports directly to Mr. Huang. Additionally, the son of Dr. Shah, one of our directors, has been employed by the Company since February 2024. He does not share a household with Dr. Shah and is not one of our executive officers.

The compensation of these individuals was determined in accordance with NVIDIA's compensation practices applicable to employees with comparable qualifications and responsibilities and holding similar positions and without the involvement of Mr. Huang or Dr. Shah, respectively. The total compensation for Fiscal 2025 of the daughter and son of Mr. Huang was approximately $1,130,000 and $530,000, respectively. The total compensation for Fiscal 2025 of the son of Dr. Shah was approximately $475,000.

Each of them has received and continues to be eligible for equity awards on the same general terms and conditions as applicable to employees in similar positions who do not have such family relationships.

We have entered into indemnity agreements with our executive officers and directors. The agreements provide that we will indemnify them, under certain circumstances, for liabilities they may be required to pay in actions or proceedings by reason of their position with NVIDIA, and otherwise to the fullest extent permitted under Delaware law, our Charter, and our Bylaws. We intend to execute similar agreements with our future executive officers and directors. See *Employment, Severance, and Change-in-Control Arrangements* below for a description of the terms of the 2007 Plan, related to a change-in-control of NVIDIA.

During Fiscal 2025, we granted RSUs to our non-employee directors, and RSUs and PSUs to our executive officers (other than Mr. Huang, who received PSUs only). See *Director Compensation* above and *Executive Compensation* below.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information as of March 24, 2025 as to shares of our common stock beneficially owned by each of our NEOs, each of our directors, all of our directors and executive officers as a group, and all known by us to be beneficial owners of more than 5% of our common stock, unless otherwise indicated in the footnotes to the table. Beneficial ownership is determined in accordance with the SEC's rules and generally includes voting or investment power with respect to securities as well as shares of common stock subject to options exercisable, or PSUs or RSUs that will vest, within 60 days of March 24, 2025.

This table is based upon information provided to us by our executive officers and directors. Information about principal stockholders, other than percentages of beneficial ownership, is based solely on Schedules 13G/A filed with the SEC. Unless otherwise indicated and subject to community property laws where applicable, we believe that each of the stockholders named in the table has sole voting and investment power with respect to the shares indicated as beneficially owned. Percentages are based on 24,456,668,546 shares of our common stock outstanding as of March 24, 2025, adjusted as required by SEC rules.

Name of Beneficial Owner	Shares Owned	Shares Issuable Within 60 Days	Total Shares Beneficially Owned	Percent
NEOs:				
Jen-Hsun Huang	922,922,938 (1)	—	922,922,938	3.77%
Colette M. Kress	4,872,485 (2)	—	4,872,485	*
Ajay K. Puri	4,245,264 (3)	—	4,245,264	*
Debora Shoquist	1,789,615 (4)	—	1,789,615	*
Timothy S. Teter	2,534,708 (5)	—	2,534,708	*
Directors, not including Mr. Huang:				
Robert K. Burgess	250,000	1,044	251,044	*
Tench Coxe	32,555,240 (6)	—	32,555,240	*
John O. Dabiri	16,235	1,044	17,279	*
Persis S. Drell	179,784 (7)	1,044	180,828	*
Dawn Hudson	456,044	1,044	457,088	*
Harvey C. Jones	7,500,844 (8)	1,044	7,501,888	*
Melissa B. Lora	— (9)	—	—	*
Stephen C. Neal	210,680 (10)	—	210,680	*
Ellen Ochoa	—	—	—	*
A. Brooke Seawell	5,007,544 (11)	1,044	5,008,588	*
Aarti Shah	13,200 (12)	—	13,200	*
Mark A. Stevens	37,886,641 (13)	1,044	37,887,685	*
Directors and executive officers as a group (17 persons)	1,020,441,222 (14)	7,308	1,020,448,530	4.17%
5% Stockholders:				
The Vanguard Group, Inc.	2,045,049,380 (15)	—	2,045,049,380	8.36%
BlackRock, Inc.	1,805,935,550 (16)	—	1,805,935,550	7.38%

*   Represents less than 1% of the outstanding shares of our common stock.

(1)   Includes (a) 583,098,600 shares of common stock held by Jen-Hsun Huang and Lori Huang, as co-trustees of the Jen-Hsun and Lori Huang Living Trust, u/a/d May 1, 1995, or the Huang Trust; (b) 49,489,560 shares of common stock held by J. and L. Huang Investments, L.P., of which the Huang Trust is the general partner; (c) 22,280,000 shares of common stock held by The Huang 2012 Irrevocable Trust, of which Mr. Huang and his wife are co-trustees; (d) 29,544,620 shares of common stock held by The Jen-Hsun Huang 2016 Annuity Trust II, of which Mr. Huang is trustee; (e) 29,544,620 shares of common stock held by The Lori Lynn Huang 2016 Annuity Trust II, of which Mr. Huang's wife is trustee and exercises sole voting and investment power; (f) 50,078,000 shares of common stock held by The Huang Irrevocable Remainder Trust u/a/d 2/19/2016, of which Mr. Huang and his wife are co-trustees; (g) 10,000,000 shares of common stock held by TARG M LLC, of which the Huang Trust is the sole member; (h) 10,000,000 shares of common stock held by TARG S LLC, of which the Huang Trust is the sole member; and (i) 63,793,830 shares of common stock held by The Jen-Hsun & Lori Huang Foundation, or the Huang Foundation, of which Mr. Huang and his wife are board members. By virtue of their status as co-trustees of the Huang Trust, The Huang 2012 Irrevocable Trust, and The Huang Irrevocable Remainder Trust, each of Mr. Huang and his wife may be deemed to have shared beneficial ownership of the shares referenced in (a), (b), (c), (f), (g) and (h), and to have shared power to vote or to direct the vote or to dispose of or direct the disposition of such shares. By virtue of their status as board members of the Huang Foundation since 2007, Mr. Huang and his wife may be deemed to have shared beneficial ownership of the shares referenced in (i), and to have shared power to vote or to direct the vote or to dispose

of or direct the disposition of such shares, and therefore the Huang Foundation's shares are being reported in accordance with Item 403 of Regulation S-K. Mr. Huang and his wife have no pecuniary interest in the Huang Foundation's shares.

(2)   Includes (a) 4,000 shares held by immediate family member 1, (b) 4,000 shares held by immediate family member 2, (c) 812,934 shares held by a limited liability company, the sole member of which is an irrevocable trust of which the trustee is an independent institution, (d) 733,676 shares held by a Grantor Retained Annuity Trust 1, of which Ms. Kress is trustee, (e) 733,676 shares held by Grantor Retained Annuity Trust 2, of which Ms. Kress's husband is trustee and exercises sole voting and investment power, and (f) 183,060 shares held by a trust, of which Ms. Kress is trustee.

(3)   Includes (a) 3,902,655 shares of common stock held by the Ajay K Puri Revocable Trust dtd 12/10/2015, of which Mr. Puri is trustee, and (b) 46,360 shares of common stock held by The Puri 2019 Irrevocable Children's Trust dtd 12/06/2019, of which Mr. Puri is one of the trustees. Mr. Puri disclaims beneficial ownership of the shares held by The Puri 2019 Irrevocable Children's Trust, except to the extent of his pecuniary interest therein.

(4)   Includes 1,400,230 shares of common stock held by the Debora C. Shoquist Revocable Living Trust dtd 6/13/2002, of which Ms. Shoquist is trustee.

(5)   Includes 2,458,055 shares of common stock held by the Horne Teter Family Living Trust, dated February 1, 2019, of which Mr. Teter is a co-trustee and exercises shared voting and investment power.

(6)   Includes (a) 4,852,480 shares of common stock held in a retirement trust, and (b) 27,671,360 shares of common stock held in The Coxe Revocable Trust, of which Mr. Coxe is a co-trustee and exercises shared voting and investment power. Mr. Coxe disclaims beneficial ownership of the shares held by The Coxe Revocable Trust, except to the extent of his pecuniary interest therein. Mr. Coxe shares pecuniary interest in shares held in his individual name pursuant to a contractual relationship, and disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

        Does not include an additional 21,924 shares of common stock underlying vested RSUs that Mr. Coxe has deferred for future issuance.

(7)   Includes 178,740 shares of common stock held by The Welch-Drell 2009 Revocable Trust U/A DTD 04/16/2009, of which Dr. Drell is a co-trustee and exercises shared voting and investment power.

(8)   Includes 7,433,280 shares of common stock held in the H.C. Jones Living Trust, of which Mr. Jones is trustee.

(9)   Does not include 9,874 shares of common stock underlying vested RSUs that Ms. Lora has deferred for future issuance.

(10)   Includes (a) 19,000 shares of shares of common stock held by the 2013 Stephen C. Neal Revocable Trust, of which Mr. Neal is trustee, and (b) 12,520 shares of common stock held by the Neal/Rhyu Revocable Trust dated 05/02/2017, of which Mr. Neal is a co-trustee and exercises shared voting and investment power.

        Does not include an additional 1,044 shares of common stock underlying vested RSUs that Mr. Neal has deferred for future issuance.

(11)   Includes (a) 1,000,000 shares of common stock held by The A. Brooke Seawell Revocable Trust U/A dated 1/20/2009, of which Mr. Seawell is trustee, (b) 2,000,000 shares of common stock held by The Rosemary and A. Brooke Seawell Revocable Trust U/A dated 1/20/2009, of which Mr. Seawell is trustee, and (c) 2,000,000 shares of common stock held by The Alexander Brooke Seawell Revocable Trust U/A dated 1/20/2009, of which Mr. Seawell is trustee.

(12)   Does not include an additional 38,964 shares of common stock underlying vested RSUs that Dr. Shah has deferred for future issuance.

(13)   Includes (a) 10,275,533 shares of common stock held by the 3rd Millennium Trust, of which Mr. Stevens is co-trustee and exercises shared voting and investment power, and (b) 16,070,550 shares of common stock held by the Envy Trust u/a/d December 7, 2021, of which Mr. Stevens is trustee.

(14)   Includes shares owned by all directors and executive officers.

(15)   This information is based solely on a Schedule 13G/A, dated February 13, 2024, filed with the SEC on February 13, 2024 by The Vanguard Group, Inc. reporting its beneficial ownership as of December 29, 2023. On an adjusted basis to reflect our June 2024 ten-for-one stock split, the Schedule 13G/A reported that Vanguard had shared voting power with respect to 32,576,460 shares, sole dispositive power with respect to 1,939,930,950 shares and shared dispositive power with respect to 105,118,430 shares. Vanguard is located at 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

(16)   This information is based solely on a Schedule 13G/A, dated January 26, 2024, filed with the SEC on January 26, 2024 by BlackRock, Inc. reporting its beneficial ownership as of December 31, 2023. On an adjusted basis to reflect our June 2024 ten-for-one stock split, the Schedule 13G/A reported that BlackRock had sole voting power with respect to 1,628,565,130 shares and sole dispositive power with respect to 1,805,935,550 shares. BlackRock is located at 50 Hudson Yards, New York, New York 10001.

Proposal 2—Advisory Approval of Executive Compensation

What am I voting on? A non-binding vote, known as "say-on-pay," to approve our Fiscal 2025 NEO compensation.

Vote required for approval: A majority of the shares present, in person or represented by proxy, and entitled to vote on this matter.

Effect of abstentions: Same as a vote AGAINST.

Effect of broker non-votes: None.

In accordance with Section 14A of the Exchange Act, we are asking our stockholders to vote on an advisory basis, commonly referred to as "say-on-pay," to approve the Fiscal 2025 compensation paid to our NEOs as disclosed in the *CD&A*, the compensation tables and the accompanying narrative discussion. This vote is intended to address the overall compensation of our NEOs and the philosophy, policies, and practices described in this proxy statement, rather than any specific compensation component.

In response to our stockholders' preference, our Board has adopted a policy of providing for annual "say-on-pay" votes.

This advisory proposal is not binding on the Board nor us. Nevertheless, the views expressed by our stockholders are important to the Board and, accordingly, the Board and the CC intend to consider the results of this vote in making future NEO compensation decisions.

Recommendation of the Board

The Board recommends that our stockholders adopt the following resolution:

"**RESOLVED**, that the Fiscal 2025 compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables, and narrative discussion, is hereby **APPROVED**."

Executive Compensation

Compensation Discussion and Analysis

This *CD&A* describes our Fiscal 2025 executive compensation philosophy, design, and process, and how our corporate results affected the payout of performance-based awards. Our Fiscal 2025 NEOs were: Jen-Hsun Huang, President and CEO; Colette M. Kress, EVP and CFO; Ajay K. Puri, EVP, Worldwide Field Operations; Debora Shoquist, EVP, Operations; and Timothy S. Teter, EVP, General Counsel and Secretary.

Fiscal 2025 Executive Compensation Summary

Continued Focus on Pay for Performance

NVIDIA's executive compensation program in Fiscal 2025 continued to be guided by a pay for performance philosophy to link competitive NEO pay with our stockholders' interests. Approximately 95% of our CEO's, and approximately 48% of our other NEOs', total target pay was dependent on corporate performance.

Executive Pay Heavily Weighted Towards Equity Awards

The vast majority of our NEOs' total target pay for Fiscal 2025 was comprised of equity awards:

- SY PSUs based on annual Non-GAAP Operating Income, vesting over 4 years,
- MY PSUs based on 3-year TSR relative to the S&P 500, vesting over 3 years, and
- RSUs vesting over 4 years (for NEOs other than our CEO)



CEO Fiscal 2025 Target Pay Mix(1)

43%
SY PSUs
43%
MY PSUs
9%
Variable Cash
5%
Base Salary

Other NEO Fiscal 2025 Target Pay Mix(1)(2)

23%
SY PSUs
23%
MY PSUs
46%
RSUs
3%
Variable Cash
6%
Base Salary

(1) Based on total target pay as approved by the CC, consisting of annual base salary, and, assuming the Company achieves associated performance goals at a Base Compensation Plan level, target payout opportunity under our Variable Cash Plan and target equity opportunities the CC intended to deliver.

(2) Reflects the average total target pay mix for our NEOs other than our CEO. The total does not sum to 100% due to rounding.

NEOs were also eligible for variable cash awards based on annual revenue, in addition to base salary and other compensation and benefits.

Key Changes for Fiscal 2025

- **CEO Cash Compensation Adjustments**: increased base salary and variable cash opportunity to align with peers and for internal pay equity, after years without changes
- **Increased Target Equity Opportunities for All NEOs**: increased target equity opportunities in recognition of the expanding complexity and scope of their roles and responsibilities
- **Equity Mix Shift for NEOs Other than CEO**: adjusted allocation of target equity across RSUs, SY PSUs, and MY PSUs for NEOs other than Mr. Huang from 40%, 55%, and 5% in Fiscal 2024 to 50%, 25%, and 25% in Fiscal 2025, respectively, to emphasize long-term performance incentives while encouraging retention
- **Further Increased Rigor of Performance Goals**: set Base Compensation Plan for target variable cash and SY PSU opportunities well above strong Fiscal 2024 results, and set Threshold goals well above Fiscal 2024 Stretch Compensation Plan, to motivate executives

Record Performance Resulting in Maximum Payouts

Fiscal 2025 Revenue	Fiscal 2025 Non-GAAP Operating Income (1)	3-Year TSR Relative to S&P 500 (Fiscal 2023 to 2025) (2)
$130.5 billion	$86.8 billion	384% (100th Percentile of S&P 500)

(1) See *Reconciliation of Non-GAAP Financial Measures* below for a reconciliation between the non-GAAP financial measures and GAAP results.

(2) Represents TSR for purposes of the MY PSU performance goal, calculated using cumulative stock price appreciation with dividends reinvested and the average closing stock price for the 60 trading days preceding the start, and preceding and including the last day, of the 3-year performance period.

As a result of the above performance achievements, each exceeding the CC's pre-established Stretch Compensation Plan goals, our NEOs earned the maximum payouts possible for our Fiscal 2025 Variable Cash Plan, SY PSUs granted in Fiscal 2025, and MY PSUs granted in Fiscal 2023.

Our Compensation Philosophy and Practices

NVIDIA is building a one-of-a-kind company that invents the future, builds amazing technologies, and strives to achieve the highest level of craft. To achieve this vision, we must attract and retain a high-caliber executive team while balancing our stockholders' interests. While our CC considers numerous factors in making executive pay decisions, our compensation program is guided by the following philosophies:

- **Pay for Performance**: emphasize at-risk and performance-based cash and equity for NEOs based on multiple corporate metrics

- **Provide Competitive Pay**: structure competitive NEO target compensation to reflect job impact, scope, and responsibilities, that attracts and retains talent

- **Stockholder Alignment**: align NEO pay with stockholders' long-term interests and consider feedback from our annual stockholder engagement efforts and "say-on-pay" vote

- **Simplicity and Transparency**: design a compensation program with simple, objective metrics

In this *CD&A*, total target pay refers to (i) an NEO's annual base salary, (ii) target variable cash opportunity, which means the potential payout under our Variable Cash Plan, assuming the Company achieves the associated performance goal at a Base Compensation Plan level, and (iii) target equity opportunity, which means the value of the equity opportunities granted during the year that the CC intended to deliver, assuming the Company achieves associated performance goals at a Base Compensation Plan level.

Our executive compensation program adheres to the following practices:

What We Do	What We Don't Do
✓ Emphasize at-risk, performance-based compensation, with simple, objective performance goals	X Enter into agreements with NEOs providing for specific terms of employment or severance benefits
✓ Use annual and multi-year performance targets to determine PSU awards earned	X Give our executive officers special change-in-control benefits
✓ Set rigorous performance goals and use different metrics for annual and multi-year awards	X Provide automatic equity vesting upon a change-in-control (except for the provisions in our equity plans that apply to all employees if an acquiring company does not assume or substitute our outstanding stock awards)
✓ Require NEOs to provide continuous service for 4 years to fully vest in SY PSU and RSU awards	X Give NEOs supplemental retirement benefits
✓ Evaluate our program annually based on feedback from stockholder engagement efforts and make adjustments when appropriate	X Provide tax gross-ups
✓ Mitigate compensation risks	X Pay dividends or the equivalent on unearned or unvested equity
✓ Cap performance-based variable cash and PSU payouts	X Permit executive officers, employees, or directors to hedge their ownership of NVIDIA stock or to pledge NVIDIA stock as collateral for a loan
✓ Retain an independent compensation consultant reporting directly to the independent CC	
✓ Require NEOs to maintain meaningful stock ownership	
✓ Maintain a clawback policy for performance-based compensation	

How We Determine Executive Compensation

The CC's oversight and decision-making for our Fiscal 2025 executive compensation program was a multi-year process:



November 2023	December 2023	March 2024	March 2025	April - May 2025
CC determined peer companies	Members of management and the Board, including our Lead Director, engaged in stockholder outreach	CC considered stockholder feedback and peer companies in determining performance goals and compensation	CC certified achievement and payouts for Fiscal 2025 Variable Cash Plan, SY PSUs granted in Fiscal 2025 and MY PSUs granted in Fiscal 2023*	CC oversaw compensation risk assessment; published executive compensation program details in proxy statement

* The CC is expected to certify achievement and payouts for MY PSUs granted in Fiscal 2025 by March 2027.

Roles of the CC, Compensation Consultant, and Management

The roles of (i) our CC; (ii) our independent compensation consultant, Exequity; and (iii) management, including our CEO, CFO, and Human Resources and Legal departments, are summarized below.

For our Fiscal 2025 NEO compensation program, our CC continued to use Exequity for its experience working with our CC and with compensation committees at other technology companies. Our CC analyzed whether Exequity's role raised any conflict of interests, taking into consideration the following:

- Exequity did not provide any services directly to NVIDIA (although we paid Exequity on the CC's behalf);
- The percentage of Exequity's total revenue resulting from fees paid by us on the CC's behalf;
- Exequity's conflict of interest policies and procedures;
- Any business or personal relationship between Exequity and an executive officer, or between Exequity's individual compensation advisors and an executive officer or any member of our CC; and
- Any NVIDIA stock owned by Exequity or its individual compensation advisors.

After considering these factors, our CC determined that Exequity's work did not create any conflict of interests.

Our CC reviews and approves all NEO compensation decisions, with input from Mr. Huang and Exequity. At the CC's direction, Exequity and management recommended a peer group for our Fiscal 2025 executive pay program, which the CC approved. Management gathered peer data from the Radford Global Technology Survey, or the Radford Survey, which informed Exequity's analysis of Mr. Huang's compensation, and Mr. Huang's recommendations for other NEOs. The CC considered Exequity's advice, Mr. Huang's recommendations, and management's proposed Fiscal 2025 performance goals that were informed by the Company's operating plan, before making its final decisions on Fiscal 2025 NEO compensation. The CC certified compensation payouts for performance periods that concluded at the end of Fiscal 2025 under the Variable Cash Plan and for SY PSUs granted in Fiscal 2025 and MY PSUs granted in Fiscal 2023. The CC also oversaw management's Fiscal 2025 compensation risk analysis.

Subsequent to the determination of our Fiscal 2025 executive compensation program, our compensation advisor from Exequity retired. In September 2024, the CC engaged Semler Brossy to act as its independent compensation consultant. After consideration of the factors outlined above, our CC determined that Semler Brossy's role did not create any conflict of interest.

Peer Companies and Market Compensation Data

We believe our peers should be companies that compete with us for executive talent, have a similar business complexity and market presence, and are of comparable size, measured by revenue and market capitalization at approximately 0.5-3.5x ours. After consulting with management, and based on Exequity's recommendation, the CC determined in November 2023 that the existing peer group remained appropriate for Fiscal 2025, with two adjustments: (i) removing Texas Instruments Incorporated due to its revenue and market capitalization falling below our target range, and (ii) adding Meta Platforms, Inc. as a competitor for talent with revenue and market capitalization being within our target range:

Fiscal 2025 Peer Group

Adobe Inc. (ADBE)	Netflix, Inc. (NFLX)
Advanced Micro Devices, Inc. (AMD)	Oracle Corporation (ORCL)
Broadcom Inc. (AVGO)	Qualcomm Incorporated (QCOM)
Cisco Systems, Inc. (CSCO)	Salesforce, Inc. (CRM)
International Business Machines Corporation (IBM)	SAP SE (SAP)
Intel Corporation (INTC)	Visa Inc. (V)
Meta Platforms, Inc. (META)	

Our CC selected each member of the peer group based on a combination of factors described above. As a result, while some peer companies fell below our targeted size range, the CC determined they were still appropriate due to their established businesses and relevance as competitors for talent.

To determine our Fiscal 2025 peer group, the CC reviewed our trailing 12-month revenue (reported through our third quarter results for Fiscal 2024) and market capitalization as of November 2023. They compared these metrics to the 75th percentile, median, and 25th percentile of peer group companies, as follows:

	Revenue (in billions)	Market Capitalization (in billions)
Fiscal 2025 Peer Group 75th Percentile	$53.27	$329.65
Fiscal 2025 Peer Group Median	$35.13	$207.65
Fiscal 2025 Peer Group 25th Percentile	$31.91	$155.22
NVIDIA	**$44.87**	**$1,074.43**



$55
$50
$45
$40
$35
$30
75th Percentile ($53)
NVIDIA ($45)
Median ($35)
25th Percentile ($32)
Revenue (in billions)

$1,100
$900
$700
$500
$300
$100
NVIDIA ($1,074)
75th Percentile ($330)
Median ($208)
25th Percentile ($155)
Market Capitalization (in billions)

For our NEOs other than our CEO, Mr. Huang reviewed market practices and compensation data from the Radford Survey and peer company proxy data for comparable executives before recommending their Fiscal 2025 compensation. The CC reviewed the same information for peer companies' CEOs, before determining the components of our executive compensation program, as well as total compensation, for all NEOs. We compared the total compensation opportunity for our NEOs and similarly situated executives at the 25th, 50th, and 75th percentiles of peer company data where available, and the CC considered the factors below in setting NEO compensation.

Factors Used in Determining Executive Compensation

In addition to peer data, our CC considers the following factors in making executive compensation decisions. The weight given to each factor may differ among NEOs and each component of pay, and is subject to the CC's sole discretion.

- ✓ The need to attract and retain talent in a highly competitive industry
- ✓ Stockholder feedback regarding our executive pay
- ✓ The desire for simplicity of the overall program and transparency of the performance metrics
- ✓ An NEO's past performance and anticipated future contributions
- ✓ Our financial performance and forecasted results, as well as our prior financial performance and resulting impact on our executives' compensation
- ✓ Changes in the scale and complexity of our business
- ✓ Each NEO's current total compensation
- ✓ The scope and complexity of the department(s) or function(s) the NEO manages
- ✓ Each NEO's unvested equity
- ✓ Internal pay equity relative to similarly situated executives
- ✓ Our CEO's recommendations for the other NEOs, including his understanding of each NEO's performance, capabilities, and contributions
- ✓ Our CC's independent judgment
- ✓ Our philosophy that an NEO's total compensation opportunity and percentage of at-risk pay should increase with responsibility
- ✓ The total compensation cost and stockholder dilution, including from executive compensation, to maintain a responsible cost structure for our compensation programs *

* See Note 3, *Stock-Based Compensation* of our Form 10-K consolidated financial statements for a discussion of stock-based compensation cost.

Fiscal 2025 Compensation Actions and Achievements

Stockholder Outreach and Feedback

We value stockholder feedback and conduct an annual outreach program. In Fall 2023, in preparation for Fiscal 2025 compensation decisions, we contacted our top institutional stockholders representing an aggregate ownership of 31%. Management and the Board, including our Lead Director, met with stockholders holding 14% of our shares to discuss topics including executive compensation. Stockholders provided positive feedback on pay versus performance linkage and expressed interest in additional performance-based compensation with multi-year performance periods.

In response to this feedback and considering our 92% say-on-pay approval rate for Fiscal 2023 NEO compensation, our CC maintained generally the same elements and performance-based metrics for Fiscal 2025, but (i) increased target equity opportunities for all NEOs in recognition of the increased complexity and scope of their roles, (ii) raised Mr. Huang's base salary and target variable cash opportunity for the first time in years, and (iii) shifted the mix of performance-based equity more heavily toward MY PSUs. Our CC believed that structuring performance-based components of our executive pay program solely around NVIDIA's financial performance goals continued to align management's incentives with stockholder interests.

Total Target Compensation Approach

In setting Fiscal 2025 compensation, our CC reviewed each NEO's total target pay opportunity and distribution across multiple pay elements. Our CC compared Mr. Huang's base salary, target variable cash opportunity, target total cash opportunity, target equity opportunity, and total target pay opportunity against chief executives at peer companies. For other NEOs, Mr. Huang reviewed their total target pay against similarly situated executives at peer companies where the data was available, considering internal pay equity, individual performance, unvested equity levels, and the increasing complexity of their roles. These factors informed Mr. Huang's recommendations to the CC. The CC also considered the factors outlined in *Factors Used in Determining Executive Compensation* and its compensation objectives for Fiscal 2025. Rather than applying a formula or assigning specific weights to each factor, our CC used its judgment and experience to set total target compensation, the mix of cash and equity, and fixed and at-risk pay opportunities for each NEO. When setting pay elements, the CC evaluated them in the context of the levels of the other pay elements and total target pay to ensure alignment with program objectives. The CC established amounts and designed a structure to reward NEOs with above-market value from equity awards and variable cash incentives only upon exceptional corporate performance.

Components of Pay

The primary components of NVIDIA's Fiscal 2025 executive compensation program are summarized below:

	Fixed Compensation	At-Risk Compensation			
	Base Salary	Variable Cash	SY PSUs	MY PSUs	RSUs (1)
Form	Cash	Cash	Equity	Equity	Equity
Who Receives	NEOs	NEOs	NEOs	NEOs	NEOs except our CEO
Performance Measure	N/A	Revenue (determines cash payout)	Non-GAAP Operating Income (determines number of shares eligible to vest)	TSR relative to the S&P 500 (determines number of shares eligible to vest)	N/A
Performance Period	N/A	1 year	1 year	3 years	N/A
Vesting Period	N/A	N/A	4 years from grant	3 years from grant	4 years from grant
Vesting Terms	N/A	N/A	If at least Threshold achieved, 25% on approximately the 1-year anniversary of the grant date; 6.25% quarterly thereafter	If at least Threshold achieved, 100% on approximately the 3-year anniversary of the grant date	6.25% vests quarterly from the grant date (2)
Timeframe Emphasized	Annual	Annual	Long-term	Long-term	Long-term
Purpose	Compensate for expected day-to-day performance	Reward for annual corporate financial performance	Align with stockholder interests by linking NEO pay to annual operational performance and ongoing stock price performance during the vesting period	Align with long-term stockholder interests by linking NEO pay to multi-year relative shareholder return and ongoing stock price performance during the vesting period	Align with stockholder interests by linking NEO pay to ongoing stock price performance
Maximum Amount That Can Be Earned	N/A	200% of target opportunity under our Variable Cash Plan	150% of Mr. Huang's SY PSU target opportunity and 200% of our other NEOs' respective SY PSU target opportunity Ultimate value delivered depends on stock price on date earned shares vest	150% of Mr. Huang's MY PSU target opportunity and 200% of our other NEOs' respective MY PSU target opportunity Ultimate value delivered depends on stock price on date earned shares vest	100% of grant Ultimate value delivered depends on stock price on date shares vest

(1)   Our CC considers RSUs to be at-risk pay because the realized value depends on our stock price, a financial performance measure.

(2)   Reflects vesting schedule for annual performance RSU grants.

Our NEOs have insurance benefits and are eligible to participate in our ESPP and 401(k) plan on the same basis as our other employees. We also provide limited perquisites to our NEOs from time to time. See *Other Compensation and Benefits* below for more information.

Pay Mix Considerations

For Fiscal 2025, the CC decided that cash compensation would remain constant (other than for Mr. Huang, whose salary and target variable cash had not been adjusted in years) and that the largest portion of NEOs' total target pay would remain in the form of at-risk equity. The CC believes an emphasis on long-term, at-risk opportunities drives results and increases NEO and stockholder alignment, while providing sufficient annual cash compensation to be competitive and retain our NEOs. PSUs and RSUs provide long-term incentives and retention benefits as PSUs require achieving predetermined performance goals, and both PSUs and RSUs require longer service (3 years for MY PSUs and 4 years for SY PSUs and RSUs) to fully vest.

Given Mr. Huang's position as CEO, the CC determined that 100% of his equity grants should be at-risk and performance-based, to tightly align his interests with stockholders. Consistent with prior years, the CC split his target equity opportunity evenly between SY PSUs (aligned with our annual corporate financial performance) and MY PSUs (aligned with our 3-year relative shareholder return). For other NEOs, the CC adjusted the equity mix to increase the weighting of target MY PSU opportunity to further align NEO and stockholder long-term interests, resulting in 50% of the target equity opportunity granted as RSUs and 50% as PSUs, evenly split between SY and MY PSUs. The CC determined this structure balanced performance over short- and long-time horizons while providing a meaningful amount of time-vesting RSUs as a retention benefit.

Fiscal 2025 Target Equity Mix for NEOs (Other than CEO)



Fiscal 2024 Target Equity Mix for NEOs (Other than CEO)



Setting Executive Compensation Values

For Fiscal 2025, the CC decided that increases to each NEO's total target pay were appropriate in light of the increasing scope and complexity of their roles and responsibilities, and internal pay equity considerations.

The CC raised Mr. Huang's total target pay by $7 million to align more closely with the median of peer company CEOs. Specifically, his base salary increased by 50%, to $1.5 million, which aligned with the 75th percentile of peers. The CC believed this was appropriate in consideration of internal pay equity with the base salaries of other NEOs and as it represented Mr. Huang's first base salary increase in 10 years. His target variable cash opportunity remained at 200% of base salary, increasing to $3 million, which aligned with the median of peers. Mr. Huang's target equity opportunity increased by 25%, to $27.5 million, which aligned slightly above the median of peers. The CC split the target equity increase evenly between SY PSUs and MY PSUs to balance short- and long-term performance-based awards.

For other NEOs, the CC similarly adjusted target equity opportunities by $3 to $3.5 million, in recognition of the growing scope and complexity of their roles, while maintaining internal pay equity.

Determining Equity Award Amounts

To determine the actual number of RSUs and target numbers of SY PSUs and MY PSUs awarded to our NEOs, the CC divided the value of the target equity they intended to deliver by the 30-calendar day trailing average closing price of our common stock ending on the last day of the calendar month prior to the date of grant. They used this methodology instead of calculating based on the stock price on the grant date to smooth the effects of possible market volatility. The CC understands that using a historical average stock price can cause the ASC 718 grant date value of an award, as required to be reported in the Summary Compensation Table and Grants of Plan-Based Awards Table, to be different than the target equity opportunity. The CC considered various approaches to granting awards and determined the process described above is appropriate.

The target number of SY PSUs would become eligible to vest if the Company achieved Fiscal 2025 Non-GAAP Operating Income at Base Compensation Plan. If the Company achieved Fiscal 2025 Non-GAAP Operating Income at Stretch Compensation Plan or more, the maximum SY PSUs eligible to vest would be capped at 150% of Mr. Huang's SY PSU target equity opportunity and at 200% for other NEOs. If the Company achieved Fiscal 2025 Non-GAAP Operating Income at Threshold, the minimum SY PSUs eligible to vest would be 50% of each NEO's SY PSU target equity opportunity.

The target number of MY PSUs would become eligible to vest if the Company achieved TSR relative to the S&P 500 from the start of Fiscal 2025 to the end of Fiscal 2027, or the 3-Year Relative TSR, at Base Compensation Plan. If the Company achieved 3-Year Relative TSR at Stretch Compensation Plan or more, the maximum MY PSUs eligible to vest would be capped at 150% of Mr. Huang's MY PSU target equity opportunity and at 200% for other NEOs. If the Company achieved 3-Year Relative TSR at Threshold, the minimum MY PSUs eligible to vest would be 25% of each NEO's MY PSU target equity opportunity.

The CC capped the payout for Mr. Huang's SY PSUs and MY PSUs at 150% of his target equity opportunity instead of 200% that applied to other NEOs because all of his Fiscal 2025 equity compensation was performance-based. With these caps, Mr. Huang would have the same total upside opportunity on his equity awards as the other NEOs, who had 50% of total equity opportunity granted as RSUs that vest based solely on continued service and therefore did not have the same upside opportunity.

No PSUs would be eligible to vest if the applicable Threshold performance level was not achieved. Any PSUs determined to be unearned would be cancelled.

Performance Metrics and Goals for Executive Compensation

In March 2024, when making decisions regarding Fiscal 2025 executive compensation, the CC intended for performance goals to be rigorous, uncertain, and set at levels that would motivate our NEOs, informed by the Company's Fiscal 2025 operating plan. As a result, the CC set Base Compensation Plan for Fiscal 2025 revenue and Non-GAAP Operating Income well above our record Fiscal 2024 results, and set respective Fiscal 2025 Threshold goals well above the Fiscal 2024 Stretch Compensation Plan.

Fiscal 2025 performance metrics and goals for NEO pay were as set forth below:

PERFORMANCE METRICS		
	Variable Cash Plan	**SY PSUs**	**MY PSUs**
Metric	Revenue	Non-GAAP Operating Income	TSR relative to the S&P 500
Timeframe	1 year	1 year	3 years
CC's Rationale for Metric	Drives value, contributes to Company's long-term success	Drives value, contributes to Company's long-term success	Aligns directly with long-term shareholder value creation
	Focuses on growth in new and existing markets	Reflects our annual revenue generation and effective operating expense management	Provides comparison of our stock price performance, including dividends, against a capital market index in which we compete
	Distinct, separate metric from Non-GAAP Operating Income	Distinct, separate metrics from revenue	Relative performance goal accounts for macroeconomic factors impacting the market

PERFORMANCE GOALS						
	Variable Cash Plan		**SY PSUs**		**MY PSUs**	
	Fiscal 2025 Revenue	**Payout as a % of Target Opportunity (1)**	**Fiscal 2025 Non-GAAP Operating Income (2)**	**Shares Eligible to Vest as a % of Target Opportunity (1)**	**Fiscal 2025 to 2027 3-Year Relative TSR (3)**	**Shares Eligible to Vest as a % of Target Opportunity (1)**
Threshold	$45.0 billion	50%	$16.0 billion	50%	25th percentile	25%
Base Compensation Plan	$90.0 billion	100%	$56.0 billion	100%	50th percentile	100%
Stretch Compensation Plan .	$110.0 billion	200%	$72.0 billion	CEO 150% Other NEOs 200%	75th percentile	CEO 150% Other NEOs 200%

(1) For achievement between Threshold and Base Compensation Plan, or alternatively between Base Compensation Plan and Stretch Compensation Plan, payouts would be determined using straight-line interpolation. Achievement less than Threshold would result in no payout, and achievement exceeding Stretch Compensation Plan would result in the capped maximum payout.

(2) See *Reconciliation of Non-GAAP Financial Measures* below for a reconciliation between the non-GAAP financial measures and GAAP results.

(3) MY PSUs granted in Fiscal 2025 cover the Fiscal 2025 to Fiscal 2027 performance period. MY PSUs covering the Fiscal 2023 to Fiscal 2025 performance period were granted in Fiscal 2023 and consist of the same performance goal structure and payout opportunities.

Each of the performance goal levels as described above were set by the CC with the following objectives:

- Threshold was uncertain, but attainable and high enough to create value; represented an appropriately decelerated payout for performance below Base Compensation Plan.
- Base Compensation Plan was uncertain but attainable with significant effort and execution success; included budgeted investments in future businesses and revenue growth considering macroeconomic conditions and reasonable but challenging growth estimates for ongoing and new businesses.
- Stretch Compensation Plan required exceptional achievement; only possible with strong market factors and a very high level of management execution and corporate performance.

Fiscal 2025 Performance Achievement

As a result of record performance on strength across all market platforms, led by Data Center demand for our Hopper architecture used for large language models, recommendation engines, and generative AI applications, revenue and Non-GAAP Operating Income for Fiscal 2025 exceeded their respective Stretch Compensation Plan goals, as did our Fiscal 2023 to Fiscal 2025 3-year TSR relative to the S&P 500.

In March 2025, the CC certified the Company's performance achievement with the following payouts:

PERFORMANCE ACHIEVEMENT AND PAYOUTS			
	Variable Cash Plan	SY PSUs	MY PSUs (1)
Performance Achievement for Period Ended Fiscal 2025 (2) ..	$130.5 billion revenue	$86.8 billion Non-GAAP Operating Income (3)	3-year TSR of 384% 100th percentile relative to S&P 500
Payout as % of Target Opportunity	200%	CEO 150% Other NEOs 200% (4)	CEO 150% Other NEOs 200% (5)

(1) Represents performance achievement and payout of MY PSUs granted in Fiscal 2023, with a performance period measured from the start of Fiscal 2023 to the end of Fiscal 2025.

(2) Revenue is GAAP revenue, as the Company reports in its SEC filings. Non-GAAP Operating Income is GAAP operating income, as the Company reports in its SEC filings, excluding stock-based compensation expense, acquisition termination cost, acquisition-related and other costs, restructuring costs and other, IP-related and legal settlement costs, and other. Consistent with prior years, 3-year TSR for purposes of the MY PSUs represents cumulative stock price appreciation, with dividends reinvested, and is measured based on the average closing stock price for the 60 trading days preceding the start, and preceding and including the last day, of the 3-year performance period. This averaging period mitigates the impact of one-day or short-term stock price fluctuations at the beginning or end of the performance period.

(3) See *Reconciliation of Non-GAAP Financial Measures* below for a reconciliation between the non-GAAP financial measures and GAAP results.

(4) 25% of the eligible SY PSUs vested on March 19, 2025, approximately one year after grant, and 6.25% will vest every quarter thereafter for the next three years.

(5) 100% of the eligible MY PSUs vested on March 19, 2025.

Achievement of goals for MY PSUs granted during Fiscal 2024 and Fiscal 2025 will be determined after the applicable performance periods conclude in January 2026 and January 2027, respectively.

Fiscal 2025 Target Compensation Actions and Performance-Based Payouts

The CC's target Fiscal 2025 compensation actions are summarized below for each NEO, reflecting the target variable cash and equity opportunities the CC intended to deliver, as well as the variable cash earned and PSUs which became eligible to vest.

The CC considered the factors set forth in *Factors Used in Determining Executive Compensation* above to set total target pay opportunity for each NEO, which are described in *Fiscal 2025 Compensation Actions and Achievements - Setting Executive Compensation Values* above.

The target equity opportunities presented in the tables below reflect the number of shares underlying each NEO's equity awards granted in Fiscal 2025, calculated by assuming achievement at Base Compensation Plan for PSUs, and multiplying by the 30-day trailing average closing price of our common stock that the CC used in approving such equity awards, as described above in *Determining Equity Award Amounts*. These values differ from those reported in the Summary Compensation Table and Grants of Plan-Based Awards Table, which, in accordance with SEC rules, reflect the ASC 718 grant date fair value of each NEO's equity awards based on the single day closing price of our common stock on the date of grant and, for PSUs, assuming a probable outcome of the applicable performance conditions.

Jen-Hsun Huang

President & CEO	Target Pay ($)	Fiscal 2025 Compensation Actions	Fiscal 2025 Performance-Based Payouts
Base Salary	1,500,000	Up $0.5 million, or 50%, from Fiscal 2024	
Variable Cash	3,000,000	Up $1 million, or 50%, from Fiscal 2024 target; variable cash target as a percentage of base salary remained at 200%	Fiscal 2025 revenue exceeded Stretch Compensation Plan goal, resulting in 200% payout under Variable Cash Plan ($6,000,000)
Cash	**4,500,000**	Up $1.5 million, or 50%, from Fiscal 2024 target	
SY PSUs	13,750,000	Up $2.8 million, or 25%, from Fiscal 2024 target, resulting in190,900 shares target opportunity granted in Fiscal 2025	Fiscal 2025 Non-GAAP Operating Income exceeded Stretch Compensation Plan goal, resulting in 150% of target opportunity (286,350 shares) becoming eligible to vest
MY PSUs	13,750,000	Up $2.8 million, or 25%, from Fiscal 2024 target, resulting in190,900 shares target opportunity granted in Fiscal 2025	Fiscal 2023 to Fiscal 2025 3-Year Relative TSR for MY PSUs granted in Fiscal 2023 achieved at Stretch Compensation Plan level, resulting in 150% of target opportunity (670,130 shares) becoming eligible to vest
Equity	**27,500,000**	Up $5.5 million, or 25%, from Fiscal 2024 target	
TOTAL	**32,000,000**	Up $7.0 million, or 28%, from Fiscal 2024 target	

Colette M. Kress

EVP & CFO	Target Pay ($)	Fiscal 2025 Compensation Actions	Fiscal 2025 Performance-Based Payouts
Base Salary	900,000	Flat with Fiscal 2024	
Variable Cash	300,000	Flat with Fiscal 2024	Fiscal 2025 revenue exceeded Stretch Compensation Plan goal, resulting in 200% payout Variable Cash Plan ($600,000)
Cash	**1,200,000**	Flat with Fiscal 2024	
SY PSUs	3,450,000	Down $2.5 million, or 42%, from Fiscal 2024 target, resulting in 47,890 shares target opportunity granted in Fiscal 2025	Fiscal 2025 Non-GAAP Operating Income exceeded Stretch Compensation Plan goal, resulting in 200% of target opportunity (95,780 shares) becoming eligible to vest
MY PSUs	3,450,000	Up $2.9 million, or 539%, from Fiscal 2024 target, resulting in 47,890 shares target opportunity granted in Fiscal 2025	Fiscal 2023 to Fiscal 2025 3-Year Relative TSR for MY PSUs granted in Fiscal 2023 achieved at Stretch Compensation Plan level, resulting in 200% of target opportunity (43,860 shares) becoming eligible to vest
RSUs	6,900,000	Up $2.6 million, or 60%, from Fiscal 2024, resulting in 95,790 shares granted in Fiscal 2025	
Equity	**13,800,000**	Up $3.0 million, or 28%, from Fiscal 2024 target	
TOTAL	**15,000,000**	Up $3.0 million, or 25%, from Fiscal 2024 target	

Ajay K. Puri

EVP, Worldwide Field Operations	Target Pay ($)	Fiscal 2025 Compensation Actions	Fiscal 2025 Performance-Based Payouts
Base Salary	950,000	Flat with Fiscal 2024	
Variable Cash	650,000	Flat with Fiscal 2024	Fiscal 2025 revenue exceeded Stretch Compensation Plan goal, resulting in 200% payout under Variable Cash Plan ($1,300,000)
Cash	**1,600,000**	Flat with Fiscal 2024	
SY PSUs	3,350,000	Down $2.4 million, or 41%, from Fiscal 2024 target, resulting in 46,510 shares target opportunity granted in Fiscal 2025	Fiscal 2025 Non-GAAP Operating Income exceeded Stretch Compensation Plan goal, resulting in 200% of target opportunity (93,020 shares) becoming eligible to vest
MY PSUs	3,350,000	Up $2.8 million, or 544%, from Fiscal 2024 target, resulting in 46,510 shares target opportunity granted in Fiscal 2025	Fiscal 2023 to Fiscal 2025 3-Year Relative TSR for MY PSUs granted in Fiscal 2023 achieved at Stretch Compensation Plan level, resulting in 200% of target opportunity (42,220 shares) becoming eligible to vest
RSUs	6,700,000	Up $2.5 million, or 61%, from Fiscal 2024, resulting in 93,020 shares granted in Fiscal 2025	
Equity	**13,400,000**	Up $3.0 million, or 29%, from Fiscal 2024 target	
TOTAL	**15,000,000**	Up $3.0 million, or 25%, from Fiscal 2024 target	

Debora Shoquist

EVP, Operations	Target Pay ($)	Fiscal 2025 Compensation Actions	Fiscal 2025 Performance-Based Payouts
Base Salary	850,000	Flat with Fiscal 2024	
Variable Cash	250,000	Flat with Fiscal 2024	Fiscal 2025 revenue exceeded Stretch Compensation Plan goal, resulting in 200% payout under Variable Cash Plan ($500,000)
Cash	**1,100,000**	Flat with Fiscal 2024	
SY PSUs	3,100,000	Down $1.8 million, or 37%, from Fiscal 2024 target, resulting in 43,040 shares target opportunity granted in Fiscal 2025	Fiscal 2025 Non-GAAP Operating Income exceeded Stretch Compensation Plan goal, resulting in 200% of target opportunity (86,080 shares) becoming eligible to vest
MY PSUs	3,100,000	Up $2.7 million, or 597%, from Fiscal 2024 target, resulting in 43,040 shares target opportunity granted in Fiscal 2025	Fiscal 2023 to Fiscal 2025 3-Year Relative TSR for MY PSUs granted in Fiscal 2023 achieved at Stretch Compensation Plan level, resulting in 200% of target opportunity (36,140 shares) becoming eligible to vest
RSUs	6,200,000	Up $2.6 million, or 74%, from Fiscal 2024, resulting in 86,080 shares granted in Fiscal 2025	
Equity	**12,400,000**	Up $3.5 million, or 39%, from Fiscal 2024 target	
TOTAL	**13,500,000**	Up $3.5 million, or 35%, from Fiscal 2024 target	

Timothy S. Teter

EVP, General Counsel & Secretary	Target Pay ($)	Fiscal 2025 Compensation Actions	Fiscal 2025 Performance-Based Payouts
Base Salary	850,000	Flat with Fiscal 2024	
Variable Cash	250,000	Flat with Fiscal 2024	Fiscal 2025 revenue exceeded Stretch Compensation Plan goal, resulting in 200% payout under Variable Cash Plan ($500,000)
Cash	**1,100,000**	Flat with Fiscal 2024	
SY PSUs	3,100,000	Down $1.8 million, or 37%, from Fiscal 2024 target, resulting in 43,040 shares target opportunity granted in Fiscal 2025	Fiscal 2025 Non-GAAP Operating Income exceeded Stretch Compensation Plan goal, resulting in 200% of target opportunity (86,080 shares) becoming eligible to vest
MY PSUs	3,100,000	Up $2.7 million, or 597%, from Fiscal 2024 target, resulting in 43,040 shares target opportunity granted in Fiscal 2025	Fiscal 2023 to Fiscal 2025 3-Year Relative TSR for MY PSUs granted in Fiscal 2023 achieved at Stretch Compensation Plan level, resulting in 200% of target opportunity (36,140 shares) becoming eligible to vest
RSUs	6,200,000	Up $2.6 million, or 74%, from Fiscal 2024, resulting in 86,080 shares granted in Fiscal 2025	
Equity	**12,400,000**	Up $3.5 million, or 39%, from Fiscal 2024 target	
TOTAL	**13,500,000**	Up $3.5 million, or 35%, from Fiscal 2024 target	

Additional Executive Compensation Practices, Policies, and Procedures

Other Compensation and Benefits

Due to the high profile of our CEO, and in accordance with the Board-approved, independently-assessed executive security program, NVIDIA provides Mr. Huang with security protection. In Fiscal 2025, these security arrangements included (i) residential security, consultation fees, and driver services, (ii) security monitoring, and (iii) car expenses. Mr. Huang's Fiscal 2025 security costs increased compared to the prior year due to increased travel.

We do not consider these security arrangements to be personal benefits because they arise from Mr. Huang's duties and responsibilities and are required by the Board's executive security program. However, we are reporting the aggregate incremental costs to NVIDIA for security arrangements that are required to be reported in the "All Other Compensation" column of the Summary Compensation Table below.

We believe these arrangements and costs are reasonable, necessary and in the best interests of NVIDIA and its stockholders, as they enable Mr. Huang to focus on his duties and responsibilities to the Company while reducing security threats and mitigating risks to our business. The CC annually oversees the nature and cost of executive security measures. When evaluating potential perquisites, we consider many factors, including the cost relative to the anticipated business benefit, perceived value to our executives, peer data, as well as corporate governance considerations.

We also provide medical, vision, dental, and accidental death and disability insurance, matches for health savings account contributions, as well as paid time off and holidays, for our NEOs on the same basis as our other employees. Our NEOs may participate, also on the same basis as our other employees, in our ESPP (unless prohibited by Internal Revenue Service rules) and our 401(k) plan, which included a Company match of up to $11,500 for 2024 and 2025. For Fiscal 2025 (which consisted of most of 2024 and a portion of 2025), our NEOs received the following 401(k) matches: $13,042 for Mr. Huang, $14,000 for each of Ms. Kress and Mr. Teter, and $11,500 for each of Mr. Puri and Ms. Shoquist. We believe these benefits are consistent with those offered by peers competing for executive talent. In Fiscal 2025, we did not provide any other perquisites or other personal benefits to our NEOs.

Equity Grant Timing Practices

The CC approves all equity award grants to our executive officers on or before the grant date. Typically, the CC completes its annual executive compensation review, sets performance goals and target compensation, and grants equity awards in March. This process is described in *How We Determine Executive Compensation* above. On occasion, the CC may grant equity awards outside of our annual cycle for new hires, promotions, recognition, retention or other purposes. While the CC has discretionary authority to approve such awards, it does not have a practice or policy of granting equity awards in anticipation of the release of material non-public information. In Fiscal 2025, we did not time the release of material non-public information in coordination with equity award grants in a manner that intentionally benefits the value of our executive compensation.

Stock Ownership Guidelines

The Board believes that executive officers should hold a significant equity interest in NVIDIA. Since June 2024, our Corporate Governance Policies require the CEO to hold shares valued at ten times his base salary, and our other NEOs to hold shares valued at three times their respective base salaries. Shares that count toward the ownership guidelines include those held directly by the NEO, in trust for the NEO or immediate family, and vested but deferred shares, but not unvested equity awards. NEOs have up to five years from appointment to reach their ownership threshold. These

guidelines are intended to align NEO interests with stockholder interests. Each NEO currently exceeds the stock ownership requirements.

Compensation Recovery Policy

We have maintained a Compensation Recovery Policy since 2009, and amended it in 2023 to comply with Nasdaq's listing standards. Our policy requires the Company to recover certain incentive compensation from current or former executive officers in connection with certain restatements of financial statements, if the compensation exceeds the amount that the officers would have received based on the restated financial statements, subject to limited exceptions.

Tax and Accounting Implications

Under Section 162(m), compensation paid to each of the Company's "covered employees" that exceeds $1 million per year is generally non-deductible. The CC considers various factors when making its decisions and retains flexibility to provide non-deductible compensation if consistent with the Company's executive compensation program goals and the best interests of the Company and its stockholders. The CC may also modify compensation that was initially intended to be exempt from the deduction limit if the modifications are consistent with the Company's business needs. The CC also considers the impact of Section 409A of the Internal Revenue Code and strives to avoid possible adverse tax consequences.

Additionally, under ASC 718, the Company records share-based compensation expense for equity compensation over the vesting period of the award.

Reconciliation of Non-GAAP Financial Measures

A reconciliation between our GAAP operating income and non-GAAP operating income is as follows (in millions):

	Fiscal 2025	Fiscal 2024
GAAP operating income	$81,453	$32,972
Stock-based compensation expense	4,737	3,549
Acquisition-related and other costs	602	583
Other	(3)	30
Non-GAAP Operating Income	$86,789	$37,134

We believe these non-GAAP financial measures enhance stockholders' overall understanding of our historical financial performance. The presentation of our non-GAAP financial measures is not meant to be considered in isolation nor as a substitute for our financial results prepared in accordance with GAAP, and our non-GAAP financial measures may be different from non-GAAP financial measures used by other companies.

Compensation Committee Report

The Compensation Committee of the Board of Directors oversees the compensation programs of NVIDIA on behalf of the Board of Directors. In fulfilling its oversight responsibilities, the Compensation Committee reviewed and discussed with management the Compensation Discussion and Analysis included in this proxy statement.

In reliance on the review and discussions referred to above, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Annual Report on Form 10-K of NVIDIA for the year ended January 26, 2025 and in this proxy statement.

Compensation Committee

Dawn Hudson, Robert K. Burgess, Tench Coxe, John O. Dabiri, and Aarti Shah

Risk Analysis of Our Compensation Plans

Under CC oversight, management assessed the Company's Fiscal 2025 overall compensation programs and policies to identify any resulting potential material risks. The assessment focused on programs with payout variability and participants' ability to directly affect payout and related controls—specifically, the Company's variable cash compensation, equity compensation, and sales incentive compensation programs. The review identified key program terms and risks, and specific risk mitigation features.

The CC considered these findings and concluded that our compensation programs, which are structured to recognize both short-term and long-term contributions to the Company, do not create risks which are reasonably likely to have a material adverse effect on our business or financial condition.

The CC believes that the following compensation design features mitigate against risk:

- ✓ Our compensation program encourages our employees to remain focused on both our short-term and long-term goals, and balances incentives by using a mix of base salary and variable pay

- ✓ We design our variable cash and PSU compensation programs for executives so that payouts are based on achievement of various corporate performance targets to balance upside opportunity and downside risk, and we cap the potential award payout

- ✓ We have internal controls over our financial accounting and reporting which are used to measure and determine the eligible compensation awards under our Variable Cash Plan and our SY PSUs

- ✓ Financial plan target goals and final awards under our Variable Cash Plan and SY PSUs are approved by the CC and informed by the annual financial plan approved by the Board each year

- ✓ MY PSUs are designed with a relative goal

- ✓ We have a compensation recovery policy applicable to executive officers that requires NVIDIA to recover certain incentive compensation paid in connection with certain accounting restatements

- ✓ The CC monitors burn rate and overhang

- ✓ All executive officer equity awards have multi-year vesting

- ✓ We have stock ownership guidelines that we believe are reasonable and are designed to align our executive officers' interests with those of our stockholders

- ✓ Our insider trading policy prohibits hedging, pledging, using margin accounts, and trading in derivatives involving our common stock which prevents our employees from insulating themselves from the effects of NVIDIA stock price performance

Summary Compensation Table for Fiscal 2025, 2024, and 2023

The following table summarizes information regarding the compensation earned by our NEOs during Fiscal 2025, 2024, and 2023. Fiscal 2025, 2024, and 2023 were 52-week years.

Name and Principal Position	Fiscal Year	Salary ($)	Stock Awards ($) (1)	Non-Equity Incentive Plan Compensation ($) (2)	All Other Compensation ($)	Total ($)
Jen-Hsun Huang	2025	1,486,199	38,811,306	6,000,000	3,568,746 (3)	49,866,251
President and CEO	2024	996,514	26,676,415	4,000,000	2,494,973	34,167,902
	2023	996,832	19,666,382	—	693,710	21,356,924
Colette M. Kress	2025	893,739	19,849,891	600,000	18,902 (4)	21,362,532
EVP and CFO	2024	896,863	11,756,027	600,000	13,902	13,266,792
	2023	897,149	10,004,677	—	15,402	10,917,228
Ajay K. Puri	2025	943,391	19,277,046	1,300,000	70,460 (4)	21,590,897
EVP, Worldwide Field Operations	2024	946,689	11,320,353	1,300,000	48,408	13,615,450
	2023	946,990	9,633,991	—	46,717	10,627,698
Debora Shoquist	2025	844,087	17,838,832	500,000	34,984 (4)	19,217,903
EVP, Operations	2024	847,037	9,687,599	500,000	24,229	11,058,865
	2023	847,307	8,244,465	—	23,478	9,115,250
Timothy S. Teter	2025	844,087	17,838,832	500,000	18,902 (4)	19,201,821
EVP, General Counsel and Secretary	2024	847,037	9,687,599	500,000	13,902	11,048,538
	2023	847,307	8,244,465	—	15,402	9,107,174

(1) Amounts shown do not reflect dollar amounts actually received by the NEO. Instead, these amounts reflect the aggregate full grant date fair value calculated in accordance with ASC 718 for the respective fiscal year for grants of RSUs, SY PSUs, and MY PSUs, as applicable. The assumptions used in the calculation of values of the awards are set forth under Note 3 to our consolidated financial statements titled *Stock-Based Compensation* in our Form 10-K. The reported grant date fair value stock awards with performance-based vesting conditions assumes the probable outcome of the conditions at Base Compensation Plan for SY PSUs and MY PSUs, determined in accordance with applicable accounting standards.

Assuming Stretch Compensation Plan performance for SY PSUs (including Additional SY PSUs for Fiscal 2024 only) and MY PSUs in each of Fiscal 2025, 2024, and 2023, and a stock price equal to the grant date fair value of the SY PSUs and MY PSUs, the value of stock awards granted would be:

	Jen-Hsun Huang		Colette M. Kress		Ajay K. Puri		Debora Shoquist		Timothy S. Teter	
Fiscal Year	SY PSU ($)	MY PSU ($)	SY PSU ($)	MY PSU ($)	SY PSU ($)	MY PSU ($)	SY PSU ($)	MY PSU ($)	SY PSU ($)	MY PSU ($)
2025	25,046,748	33,170,211	8,377,781	14,564,690	8,136,366	14,144,993	7,529,332	13,089,669	7,529,332	13,089,669
2024	23,130,937	22,666,270	15,613,188	1,937,350	15,034,811	1,865,423	12,866,300	1,596,476	12,866,300	1,596,476
2023	15,142,257	14,357,535	10,902,118	1,178,299	10,498,554	1,134,240	8,984,170	970,901	8,984,170	970,901

(2) As applicable, reflects amounts earned in Fiscal 2025, 2024, and 2023 and paid in March or April of each respective year pursuant to the respective Variable Cash Plan. For further information, please see our *CD&A* above.

(3) Reflects (a) the aggregate incremental costs to the Company of residential security and consultation fees and driver services (in the amount of $3,453,253, reflecting the full cost to the Company), security monitoring services, and car expenses, (b) a $13,042 match of contributions to our 401(k) savings plan, and (c) $21,904 in life insurance premiums. The 401(k) contribution match and insurance coverage are available to all eligible NVIDIA employees.

(4) Reflects matches of contributions to our 401(k) savings plan and imputed income from life insurance coverage. These benefits are available to all eligible NVIDIA employees. For Fiscal 2025, the match of 401(k) contributions was $14,000 for Ms. Kress, $11,500 for Mr. Puri, $11,500 for Ms. Shoquist, and $14,000 for Mr. Teter; and the dollar values of life insurance premiums were $4,902 for Ms. Kress, $58,960 for Mr. Puri, $23,484 for Ms. Shoquist, and $4,902 for Mr. Teter.

Grants of Plan-Based Awards for Fiscal 2025

The following table provides information regarding all grants of plan-based awards that were made to or earned by our NEOs during Fiscal 2025. The information in this table supplements the dollar value of stock awards set forth in the *Summary Compensation Table for Fiscal 2025, 2024, and 2023*. The PSU and RSU awards set forth in the following table were made under our 2007 Plan. PSUs are eligible to vest based on performance against pre-established criteria. All equity awards listed are subject to service-based vesting.

Name	Type of Award	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All Other Stock Awards: Number of Shares of Stock or Units (#) (3)	Grant Date Fair Value of Stock Awards ($) (4)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Jen-Hsun Huang	SY PSU	3/8/24		—		95,450	190,900	286,350	—	16,697,832
	MY PSU	3/8/24		—		47,720	190,900	286,350	—	22,113,474
	Variable Cash Plan	3/8/24	1,500,000	3,000,000	6,000,000		—		—	—
Colette M. Kress	SY PSU	3/8/24		—		23,940	47,890	95,780	—	4,188,890
	MY PSU	3/8/24		—		11,970	47,890	95,780	—	7,282,345
	RSU	3/8/24		—			—		95,790	8,378,656
	Variable Cash Plan	3/8/24	150,000	300,000	600,000		—		—	—
Ajay K. Puri	SY PSU	3/8/24		—		23,250	46,510	93,020	—	4,068,183
	MY PSU	3/8/24		—		11,620	46,510	93,020	—	7,072,497
	RSU	3/8/24		—			—		93,020	8,136,366
	Variable Cash Plan	3/8/24	325,000	650,000	1,300,000		—		—	—
Debora Shoquist	SY PSU	3/8/24		—		21,520	43,040	86,080	—	3,764,666
	MY PSU	3/8/24		—		10,760	43,040	86,080	—	6,544,835
	RSU	3/8/24		—			—		86,080	7,529,332
	Variable Cash Plan	3/8/24	125,000	250,000	500,000		—		—	—
Timothy S. Teter	SY PSU	3/8/24		—		21,520	43,040	86,080	—	3,764,666
	MY PSU	3/8/24		—		10,760	43,040	86,080	—	6,544,835
	RSU	3/8/24		—			—		86,080	7,529,332
	Variable Cash Plan	3/8/24	125,000	250,000	500,000		—		—	—

(1) Represents range of awards payable under our Fiscal 2025 Variable Cash Plan.

(2) Represents range of shares eligible to be earned with respect to PSUs.

(3) Represents RSUs granted.

(4) Amounts shown in this column do not reflect dollar amounts actually received by the NEO. Instead, these amounts reflect the aggregate full grant date fair value calculated in accordance with ASC 718 for the awards. The assumptions used in the calculation of values of the awards are set forth under Note 3 to our consolidated financial statements titled *Stock-Based Compensation* in our Form 10-K. With regard to the stock awards with performance-based vesting conditions, the reported grant date fair value assumes the probable outcome of the conditions at Base Compensation Plan performance for SY PSUs and MY PSUs, determined in accordance with applicable accounting standards.

Outstanding Equity Awards as of January 26, 2025

The following table presents information regarding outstanding equity awards held by our NEOs as of January 26, 2025.

	Stock Awards			
Name	Number of Units of Stock That Have Not Vested (#)	Market Value of Units of Stock That Have Not Vested ($) (1)	Equity Incentive Plan Awards: Number of Unearned Shares That Have Not Vested (#)	Equity Incentive Plan Awards: Market Value of Unearned Shares That Have Not Vested ($) (1)
Jen-Hsun Huang	65,700 (2)	9,370,134	—	—
	670,130 (3)	95,573,941	—	—
	568,030 (4)	81,012,439	—	—
	286,350 (5)	40,839,237	—	—
	—	—	757,360 (6)	108,014,683
	—	—	286,350 (7)	40,839,237
Colette M. Kress	42,400 (2)	6,047,088	—	—
	15,440 (8)	2,202,053	—	—
	43,860 (3)	6,255,313	—	—
	54,830 (9)	7,819,855	—	—
	383,420 (4)	54,683,360	—	—
	111,540 (10)	15,907,835	—	—
	95,780 (5)	13,660,144	—	—
	77,830 (11)	11,100,115	—	—
	—	—	49,560 (6)	7,068,247
	—	—	95,780 (7)	13,660,144
Ajay K. Puri	40,480 (2)	5,773,258	—	—
	14,720 (8)	2,099,366	—	—
	42,220 (3)	6,021,416	—	—
	52,800 (9)	7,530,336	—	—
	369,210 (4)	52,656,730	—	—
	107,410 (10)	15,318,814	—	—
	93,020 (5)	13,266,512	—	—
	75,580 (11)	10,779,220	—	—
	—	—	47,720 (6)	6,805,826
	—	—	93,020 (7)	13,266,512
Debora Shoquist	33,280 (2)	4,746,394	—	—
	12,080 (8)	1,722,850	—	—
	36,140 (3)	5,154,287	—	—
	45,190 (9)	6,444,998	—	—
	315,960 (4)	45,062,215	—	—
	91,920 (10)	13,109,630	—	—
	86,080 (5)	12,276,730	—	—
	69,940 (11)	9,974,843	—	—
	—	—	40,840 (6)	5,824,601
	—	—	86,080 (7)	12,276,730
Timothy S. Teter	33,280 (2)	4,746,394	—	—
	12,080 (8)	1,722,850	—	—
	36,140 (3)	5,154,287	—	—
	45,190 (9)	6,444,998	—	—
	315,960 (4)	45,062,215	—	—
	91,920 (10)	13,109,630	—	—
	86,080 (5)	12,276,730	—	—
	69,940 (11)	9,974,843	—	—
	—	—	40,840 (6)	5,824,601
	—	—	86,080 (7)	12,276,730

(1) Calculated by multiplying the number of RSUs or PSUs that have not vested or have not been earned, as applicable, by the closing price ($142.62) of NVIDIA's common stock on January 24, 2025, the last trading day before the end of our Fiscal 2025, as reported by Nasdaq.

(2) The PSU was earned based on achievement of a performance goal for the 1-year period that ended on January 30, 2022. The PSU vested as to 25% of the shares on March 16, 2022, and vested as to 6.25% approximately every three months thereafter over the next three years such that the PSU was fully vested on March 19, 2025.

(3) The PSU was earned based on achievement of a performance goal for the 3-year period that ended on January 26, 2025. The PSU vested as to 100% of the shares on March 19, 2025.

(4) The PSU was earned based on achievement of a performance goal for the 1-year period that ended on January 28, 2024. The PSU vested as to 25% of the shares on March 20, 2024, and vests as to 6.25% approximately every three months thereafter over the next three years such that the PSU will be fully vested on March 17, 2027.

(5) The PSU was earned based on achievement of a performance goal for the 1-year period that ended on January 26, 2025. The PSU vested as to 25% of the shares on March 19, 2025, and vests as to 6.25% approximately every three months thereafter over the next three years such that the PSU will be fully vested on March 15, 2028.

(6) Represents shares that could be earned upon achievement of Stretch Compensation Plan goals, based on our TSR relative to the S&P 500 from January 30, 2023 through January 25, 2026. If the performance goal is achieved, 100% of the shares earned will vest on March 18, 2026. If the Threshold performance goal is achieved, 126,220 shares will be earned by Mr. Huang, 6,190 shares will be earned by Ms. Kress, 5,960 shares will be earned by Mr. Puri, 5,100 shares will be earned by Ms. Shoquist, and 5,100 shares will be earned by Mr. Teter. If the Base Compensation Plan performance goal is achieved, 504,910 shares will be earned by Mr. Huang, 24,780 shares will be earned by Ms. Kress, 23,860 shares will be earned by Mr. Puri, 20,420 shares will be earned by Ms. Shoquist, and 20,420 shares will be earned by Mr. Teter.

(7) Represents shares that could be earned upon achievement of Stretch Compensation Plan goals, based on our TSR relative to the S&P 500 from January 29, 2024 through January 31, 2027. If the performance goal is achieved, 100% of the shares earned will vest on March 17, 2027. If the Threshold performance goal is achieved, 47,720 shares will be earned by Mr. Huang, 11,970 shares will be earned by Ms. Kress, 11,620 shares will be earned by Mr. Puri, 10,760 shares will be earned by Ms. Shoquist, and 10,760 shares will be earned by Mr. Teter. If the Base Compensation Plan performance goal is achieved, 190,900 shares will be earned by Mr. Huang, 47,890 shares will be earned by Ms. Kress, 46,510 shares will be earned by Mr. Puri, 43,040 shares will be earned by Ms. Shoquist, and 43,040 shares will be earned by Mr. Teter.

(8) The RSU vested as to 6.25% on June 16, 2021, and approximately every three months thereafter, such that the shares were fully vested on March 19, 2025, the approximate four year anniversary of the grant date.

(9) The RSU vested as to 6.25% on June 15, 2022, and approximately every three months thereafter, such that the shares will become fully vested on March 18, 2026, the approximate four year anniversary of the grant date.

(10) The RSU vested as to 6.25% on June 21, 2023, and approximately every three months thereafter, such that the shares will become fully vested on March 17, 2027, the approximate four year anniversary of the grant date.

(11) The RSU vested as to 6.25% on June 19, 2024, and approximately every three months thereafter, such that the shares will become fully vested on March 15, 2028, the approximate four year anniversary of the grant date.

Option Exercises and Stock Vested in Fiscal 2025

The following table shows information regarding stock acquired upon vesting for our NEOs during Fiscal 2025. We have not had any stock options outstanding since the end of Fiscal 2024.

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#) (1)	Value Realized on Vesting ($) (2)
Jen-Hsun Huang	1,900,210 (3)	186,549,758
Colette M. Kress	801,170 (4)	87,336,800
Ajay K. Puri	766,930 (5)	83,641,559
Debora Shoquist	654,150 (6)	71,209,632
Timothy S. Teter	625,110 (7)	68,585,229

(1) Represents the gross number of shares acquired on vesting. Shares were withheld from these amounts to pay taxes due upon vesting.

(2) Represents the gross number of shares acquired on vesting multiplied by the fair market value of our common stock as reported by Nasdaq on the date of vesting.

(3) Includes an aggregate of 940,490 shares that were withheld to pay taxes due upon vesting.

(4) Includes an aggregate of 404,167 shares that were withheld to pay taxes due upon vesting.

(5) Includes an aggregate of 378,633 shares that were withheld to pay taxes due upon vesting.

(6) Includes an aggregate of 344,310 shares that were withheld to pay taxes due upon vesting.

(7) Includes an aggregate of 335,826 shares that were withheld to pay taxes due upon vesting.

Employment, Severance, and Change-in-Control Arrangements

Employment Agreements. Our executive officers are "at-will" employees and we do not have employment, severance, or change-in-control agreements with our executive officers.

Change-in-Control Arrangements. Our 2007 Plan provides that in the event of a corporate transaction or a change-in-control, outstanding stock awards may be assumed, continued, or substituted by the surviving corporation. If the surviving corporation does not assume, continue, or substitute such stock awards, then (a) with respect to any stock awards that are held by individuals performing services for NVIDIA immediately prior to the effective time of the transaction, the vesting and exercisability provisions of such stock awards will be accelerated in full and such stock awards will be terminated if not exercised prior to the effective date of the corporate transaction or change-in-control, and (b) all other outstanding stock awards will be terminated if not exercised on or prior to the effective date of the corporate transaction or change-in-control. These change-in-control arrangements apply to stock awards held by our NEOs on the same basis as our other employees.

Potential Payments Upon Termination or Change-in-Control

Upon a change-in-control or certain other corporate transactions of NVIDIA, unvested RSUs, and PSUs will fully vest in some cases as described above under *Employment, Severance, and Change-in-Control Arrangements—Change-in-Control Arrangements.* The table below shows our estimates of the amount of the benefit each of our NEOs would have received if the unvested RSUs and PSUs held by them as of January 26, 2025 had become fully vested as a result of a change-in-control, calculated by multiplying the number of unvested RSUs and PSUs held by the applicable NEO by the closing price ($142.62) of NVIDIA's common stock on January 24, 2025, the last trading day before the end of our Fiscal 2025, as reported by Nasdaq.

Name	Unvested RSUs and PSUs at January 26, 2025 (#) (1)	Total Estimated Benefit ($) (1)
Jen-Hsun Huang	1,967,190	280,560,638
Colette M. Kress	827,950	118,082,229
Ajay K. Puri	798,190	113,837,858
Debora Shoquist	692,940	98,827,103
Timothy S. Teter	692,940	98,827,103

(1)   With respect to unvested PSUs, the amounts in these columns assume performance at Base Compensation Plan with respect to SY PSUs granted in Fiscal 2025 and with respect to MY PSUs granted in Fiscal 2023, Fiscal 2024, and Fiscal 2025, in accordance with SEC rules. The two tables below reflect the actual numbers of the SY PSUs granted in Fiscal 2025 and MY PSUs granted in Fiscal 2023 that became eligible to vest, based on our performance during the relevant performance period for such awards, as certified by our CC shortly after the end of Fiscal 2025. The values of the estimated and actual SY PSUs and MY PSUs in the table below were calculated by multiplying the applicable number of SY PSUs and MY PSUs held by each respective NEO and listed below, by the closing price ($142.62) of NVIDIA's common stock on January 24, 2025, the last trading day before the end of our Fiscal 2025, as reported by Nasdaq.

SY PSUs granted in Fiscal 2025 - Actual Achievement (versus Base Compensation Plan Performance)

Name	Estimated SY PSUs Granted in Fiscal 2025 at Base Compensation Plan Performance (#)	Value of Estimated SY PSUs Granted in Fiscal 2025 at Base Compensation Plan Performance ($)	Actual SY PSUs Granted in Fiscal 2025 Eligible to Vest (#)	Value of Actual SY PSUs Granted in Fiscal 2025 Eligible to Vest ($)
Jen-Hsun Huang	190,900	27,226,158	286,350	40,839,237
Colette M. Kress	47,890	6,830,072	95,780	13,660,144
Ajay K. Puri	46,510	6,633,256	93,020	13,266,512
Debora Shoquist	43,040	6,138,365	86,080	12,276,730
Timothy S. Teter	43,040	6,138,365	86,080	12,276,730

MY PSUs granted in Fiscal 2023 - Actual Achievement (versus Base Compensation Plan Performance)

Name	Estimated MY PSUs Granted in Fiscal 2023 at Base Compensation Plan Performance (#)	Value of Estimated MY PSUs Granted in Fiscal 2023 at Base Compensation Plan Performance ($)	Actual MY PSUs Granted in Fiscal 2023 Eligible to Vest (#)	Value of Actual MY PSUs Granted in Fiscal 2023 Eligible to Vest ($)
Jen-Hsun Huang	446,750	63,715,485	670,130	95,573,941
Colette M. Kress	21,930	3,127,657	43,860	6,255,313
Ajay K. Puri	21,110	3,010,708	42,220	6,021,416
Debora Shoquist	18,070	2,577,143	36,140	5,154,287
Timothy S. Teter	18,070	2,577,143	36,140	5,154,287

The actual number of MY PSUs granted in Fiscal 2024 and Fiscal 2025 that will become eligible to vest will be determinable after January 25, 2026 and January 31, 2027, respectively, the ending dates of the applicable three-year measurement period for MY PSUs.

Pay Ratio

We determined the ratio of: (a) the annual total compensation of our CEO to (b) the median of the annual total compensation of all our employees, except for our CEO, both calculated in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K.

Because there have been no changes to our employee population or employee compensation arrangements since the end of Fiscal 2024 that would significantly impact our pay ratio disclosure for Fiscal 2025, we used the median employee from our Fiscal 2024 pay ratio calculation in our Fiscal 2025 pay ratio calculation. We determined our Fiscal 2024 median employee by using a consistently applied compensation measure, which aggregated, for each employee employed by us on the last day of Fiscal 2024, or January 28, 2024: (i) target base salary as of January 28, 2024 (annualized for permanent employees who were employed by us for less than the entire fiscal year), (ii) variable cash earned during Fiscal 2024, and (iii) aggregate full grant date fair value of equity awards granted during Fiscal 2024, calculated in accordance with ASC 718 and assuming the probable outcome of the conditions at Base Compensation Plan for performance-based awards. Compensation paid in foreign currencies was converted to U.S. dollars based on exchange rates in effect on January 28, 2024.

Our median employee's total compensation for Fiscal 2025 was $301,233. Our CEO's Fiscal 2025 total compensation was $49,866,251. Therefore, our Fiscal 2025 CEO to median employee pay ratio was 166:1.

This pay ratio represents a reasonable estimate of the relationship between the compensation of our CEO and that of our median employee for Fiscal 2025, calculated in a manner consistent with Item 402(u) of Regulation S-K and applicable guidance, which provide significant flexibility in how companies identify the median employee. Each company may use a different methodology, apply different exclusions, and make different assumptions. As a result, the pay ratio reported by other companies may not be comparable to ours.

Pay Versus Performance

NVIDIA's executive compensation program is guided by a pay for performance philosophy and is designed to align NEO pay with our stockholders' interests. Accordingly, a substantial portion of our NEOs' total compensation is based on the Company's performance under certain corporate financial metric goals, which for Fiscal 2025 included annual revenue, annual Non-GAAP Operating Income, and 3-year TSR relative to the S&P 500.

Amounts set forth below as "compensation actually paid," or CAP, have been calculated in accordance with Item 402(v) of Regulation S-K under the Securities Act, and do not represent the value of compensation actually paid to or received by our NEOs. For a discussion of our executive compensation program and philosophy, refer to our *CD&A* above.

The following table summarizes information regarding compensation for our NEOs, including CAP as well as certain financial performance metrics, during Fiscal 2021-2025. Fiscal 2022-2025 were 52-week years. Fiscal 2021 was a 53-week year.

Fiscal Year	Summary Compensation Table Total for CEO ($) (1) (2)	Compensation Actually Paid to CEO ($) (1) (3)	Average Summary Compensation Table Total for Non-CEO NEOs ($) (4) (5)	Average Compensation Actually Paid to Non-CEO NEOs ($) (4) (6)	Total Shareholder Return ($)	Peer Group Total Shareholder Return ($) (8)	Net Income (in millions) ($)	Non-GAAP Operating Income (in millions) ($) (9)
					Value of Initial Fixed $100 Investment Based on (7):			
2025	49,866,251	344,188,027	20,343,288	125,583,913	2,287.07	238.19	72,880	86,789
2024	34,167,902	234,132,305	12,247,411	85,558,057	978.42	190.57	29,760	37,134
2023	21,356,924	(4,118,947)	9,941,838	(1,364,661)	326.34	133.09	4,368	9,040
2022	23,737,661	105,543,768	8,910,802	38,453,071	365.66	158.12	9,752	12,690
2021	19,316,401	79,631,875	7,224,018	27,879,337	207.79	141.39	4,332	6,803

(1) For Fiscal 2021-2025, our CEO was Jen-Hsun Huang.

(2) The amounts in this column correspond with total compensation for our CEO as reported in our Summary Compensation Table above for the listed fiscal years.

(3) The amounts in this column represent CAP calculated in accordance with Item 402(v) of Regulation S-K during the listed fiscal years. Adjustments to the Summary Compensation Table total compensation for our CEO to arrive at CAP for Fiscal 2025 were as follows:

Reconciliation of Summary Compensation Table Total Compensation for CEO to CAP

Fiscal Year	Summary Compensation Table Total for CEO ($)	(Deduct): Value of Equity Awards Reported in Summary Compensation Table ($) (a)	Add: Year End Fair Value of Awards Granted During the Year which were Unvested at Year End ($) (b)	Add/(Deduct): Year Over Year Change in Fair Value of Outstanding and Unvested Awards ($) (b)	Add/(Deduct): Change in Fair Value of Awards Granted in Prior Years which Vested During the Year ($) (b)	Total Equity Award Adjustments ($) (b) (c)	Compensation Actually Paid to CEO ($)
			Equity Award Adjustments				
2025	49,866,251	(38,811,306)	80,241,370	182,049,999	70,841,712	333,133,082	344,188,027

(a) The amount in this column corresponds with the full grant date fair value, calculated in accordance with ASC 718, of "Stock Awards" for our CEO as reported in our Summary Compensation Table above for Fiscal 2025.

(b) The equity award adjustments were calculated in accordance with the SEC methodology for determining CAP for each year shown. The amounts in these columns were determined by reference to (i) for MY PSU awards where the performance period was complete as of or prior to the applicable year end date and for SY PSU awards, the closing price of our common stock on the applicable year end date, as reduced by the present value of dividends expected to be paid on the underlying shares during the requisite service period, or the closing price of our common stock on the applicable vesting dates, and (ii) for MY PSU awards where the performance period was not yet complete as of the applicable year end date, the fair value as calculated by a Monte Carlo simulation model as of the respective year end date, for the listed fiscal years.

(c) The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant.

(4) For Fiscal 2021-2025, our non-CEO NEOs were Colette M. Kress, Ajay K. Puri, Debora Shoquist, and Timothy S. Teter.

(5) The amounts in this column correspond with the average of the total compensation for our non-CEO NEOs as reported in our Summary Compensation Table above for the listed fiscal years.

(6) The amounts in this column represent average CAP calculated in accordance with Item 402(v) of Regulation S-K during the listed fiscal years. Adjustments to the Summary Compensation Table average total compensation for our non-CEO NEOs to arrive at average CAP for Fiscal 2025 were as follows:

Reconciliation of Summary Compensation Table Average Total Compensation for Non-CEO NEOs to CAP

| | | | Equity Award Adjustments | | | | | |
| | | (Deduct): | Add: | Add/(Deduct): | Add: | Add/(Deduct): | | |
Fiscal Year	Average Summary Compensation Table Total for Non-CEO NEOs ($)	Value of Equity Awards Reported in Summary Compensation Table ($) (a)	Year End Fair Value of Awards Granted During the Year which were Unvested at Year End ($) (b)	Year Over Year Change in Fair Value of Outstanding and Unvested Awards ($) (b)	Vesting Date Fair Value of Awards Granted and Vested During the Year ($) (b)	Change in Fair Value of Awards Granted in Prior Years which Vested During the Year ($) (b)	Total Equity Award Adjustments ($) (b) (c)	Average Compensation Actually Paid to Non-CEO NEOs ($)
2025	20,343,288	(18,701,150)	35,665,330	52,758,097	2,189,796	33,328,552	123,941,775	125,583,913

(a) The amount in this column corresponds with the average of the full grant date fair value, calculated in accordance with ASC 718, of "Stock Awards" for our non-CEO NEOs as reported in our Summary Compensation Table above for Fiscal 2025.

(b) The equity award adjustments were calculated in accordance with the SEC methodology for determining CAP for each year shown. The amounts in these columns were determined by reference to (i) for MY PSU awards where the performance period was complete as of or prior to the applicable year end date, for RSU awards and for SY PSU awards, the closing price of our common stock on the applicable year end date, as reduced by the present value of dividends expected to be paid on the underlying shares during the requisite service period, or the closing price of our common stock on the applicable vesting dates, and (ii) for MY PSU awards where the performance period was not yet complete as of the applicable year end date, the fair value as calculated by a Monte Carlo simulation model as of the respective year end date, for the listed fiscal years.

(c) The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant.

(7) TSR for each of the years during Fiscal 2021-2025 is cumulative, reflecting the value of a fixed $100 investment beginning with the market close on January 24, 2020, the last trading day before our Fiscal 2021, through and including the end of the respective listed fiscal years.

(8) The Nasdaq 100 Index is the industry peer group we use for purposes of Item 201(e) of Regulation S-K. The separate peer group referenced by the CC for purposes of determining executive compensation is discussed above in *CD&A*.

(9) Our Company-Selected Measure, as required by Item 402(v) of Regulation S-K, is Non-GAAP Operating Income, which, in our assessment, represents the most important financial performance measure linking Fiscal 2025 NEO CAP to company performance. See *Definitions* above for a definition of Non-GAAP Operating Income, and see *Reconciliation of Non-GAAP Financial Measures* above in *CD&A* for a reconciliation between GAAP operating income and non-GAAP Operating Income.

Most Important Financial Performance Measures

The following table is an unranked list of the most important financial performance measures linking Fiscal 2025 NEO CAP to company performance:

Financial Measures
Revenue
Non-GAAP Operating Income
3-Year TSR relative to the S&P 500

Refer to *CD&A* above for a description of how each of these performance measures impacts NEO compensation.

Relationships Between CAP and Financial Performance

The following graphs illustrate how CAP for our NEOs aligns with the Company's financial performance measures as detailed in the Pay Versus Performance table above for each of Fiscal 2021, 2022, 2023, 2024, and 2025, as well as between the TSRs of NVIDIA and the Nasdaq100 Index, reflecting the value of a fixed $100 investment beginning with the market close on January 24, 2020, the last trading day before our Fiscal 2021, through and including the end of the respective listed fiscal years.

NEO CAP versus TSR



NEO CAP versus Net Income & Non-GAAP Operating Income



Proposal 3—Ratification of the Selection of Independent Registered Public Accounting Firm for Fiscal 2026

What am I voting on? Ratification of the selection of PwC as our independent registered public accounting firm for Fiscal 2026.

Vote required for approval: A majority of the shares present, in person or represented by proxy, and entitled to vote on this matter.

Effect of abstentions: Same as a vote AGAINST.

Effect of broker non-votes: Not applicable (because this is a routine proposal, there are no broker non-votes).

The AC has selected PwC, which has audited our financial statements annually since 2004, to serve as our independent registered public accounting firm for Fiscal 2026. Our lead audit partner at PwC will serve no more than five consecutive years in that role. Stockholder ratification of the AC's selection of PwC is not required by our Bylaws. As a matter of good corporate governance, we are submitting the selection of PwC to our stockholders for ratification. If our stockholders do not ratify the selection, the AC will reconsider whether or not to retain PwC. Even if the selection is ratified, the AC in its sole discretion may direct the appointment of a different independent registered public accounting firm at any time during the fiscal year if it determines that such a change would be in our best interests and those of our stockholders. The AC believes it is in the best interests of NVIDIA and our stockholders to retain PwC.

We expect that a representative of PwC will attend the 2025 Meeting. The PwC representative will have an opportunity to make a statement at the 2025 Meeting if he or she so desires and will also be available to respond to appropriate stockholder questions.

Recommendation of the Board

The Board recommends that you vote **FOR** the ratification of the selection of PwC as our independent registered accounting firm for our fiscal year ending January 25, 2026.

Fees Billed by the Independent Registered Public Accounting Firm

The following is a summary of fees billed or expected to be billed by PwC for Fiscal 2025, and fees billed by PwC for Fiscal 2024, for audit, audit related, tax, and other professional services during each fiscal year:

	Fiscal 2025	Fiscal 2024
Audit Fees (1)	$ 8,067,106	$ 6,686,412
Audit Related Fees (2)	724,806	804,258
Tax Fees (3)	856,439	1,164,399
All Other Fees (4)	354,000	352,000
Total Fees	**$ 10,002,351**	**$ 9,007,069**

(1) For the audit of our consolidated financial statements, including the audit of our internal control over financial reporting, review of our quarterly financial statements and annual reports, and fees related to statutory audits of some of our international entities.

(2) For a review of select sustainability metrics, system and organization controls reporting, and other attestation services.

(3) For tax compliance, consulting, and tax audit defense services.

(4) For products or services other than those referenced above, including a cybersecurity maturity assessment and subscription to accounting disclosure software.

All services provided for Fiscal 2025 and 2024 described above were pre-approved by the AC or the AC Chairperson through the authority granted to him by the AC, which is described below. Our AC determined that the rendering of services other than audit services by PwC was compatible with maintaining PwC's independence.

Pre-Approval Policies and Procedures

The AC has adopted policies and procedures for the pre-approval of all audit and permissible non-audit services rendered by our independent registered public accounting firm. The policy generally permits pre-approvals of specified permissible services in the defined categories of audit services, audit-related services, and tax services up to specified amounts. Pre-approval may also be given as part of the AC's approval of the scope of the engagement of our independent registered public accounting firm or on an individual case-by-case basis before the independent registered public accounting firm is engaged to provide each service. In some cases, the full AC provides pre-approval for up to a year related to a particular defined task or scope. In other cases, the AC has delegated power to the AC Chairperson to pre-approve additional audit and non-audit services if the need for the service was unanticipated and approval is required prior to the next scheduled meeting of the AC. The AC Chairperson then communicates such pre-approval to the full AC at its next meeting.

Report of the Audit Committee of the Board of Directors

The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference in any of our filings under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing, except to the extent specifically incorporated by reference therein.

The Audit Committee, or AC, oversees accounting, financial reporting, internal control over financial reporting, financial practices, and audit activities of NVIDIA and its subsidiaries. The AC reviews the results and scope of the audit and other services provided by the independent registered public accounting firm and reviews financial statements and the accounting policies followed by NVIDIA prior to the issuance of the financial statements with both management and the independent registered public accounting firm.

Management is responsible for the financial reporting process, the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States, or GAAP, the system of internal control over financial reporting, and the procedures designed to facilitate compliance with accounting standards and applicable laws and regulations. PricewaterhouseCoopers LLP, or PwC, our independent registered public accounting firm for Fiscal 2025, was responsible for performing an independent audit of the consolidated financial statements and issuing a report on the consolidated financial statements and of the effectiveness of our internal control over financial reporting as of January 26, 2025. PwC's judgments as to the quality, not just the acceptability, of our accounting principles and such other matters are required to be disclosed to the AC under applicable standards. The AC oversees these processes. Also, the AC has ultimate authority and responsibility to select, evaluate and, when appropriate, terminate the independent registered public accounting firm. The AC approves audit fees and non-audit services provided by and fees paid to the independent registered public accounting firm.

NVIDIA has an internal audit function that reports to the AC. This function is responsible for objectively reviewing and evaluating the adequacy, effectiveness, and quality of our system of internal controls and the operating effectiveness of our business processes. The AC approves an annual internal audit plan and monitors the activities and performance of our internal audit function throughout the year to ensure the plan objectives are carried out and met.

The AC members are not professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of management or the independent registered public accounting firm. The AC does not plan or conduct audits, determine that our financial statements are complete and accurate and in accordance with GAAP, or assess our internal control over financial reporting. The AC relies, without additional independent verification, on the information provided by our management and on the representations made by management that the financial statements have been prepared with integrity and objectivity, and the opinion of PwC that such financial statements have been prepared in conformity with GAAP.

In this context, the AC reviewed and discussed the audited consolidated financial statements for Fiscal 2025 with management and our internal control over financial reporting with management and PwC. Specifically, the AC discussed with PwC the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC. We have received from PwC the written disclosures and letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding PwC's communications with the AC concerning independence. The AC also considered whether the provision of certain permitted non-audit services by PwC is compatible with PwC's independence and discussed PwC's independence with PwC.

Based on the AC's review and discussions, the AC recommended to the Board of Directors that the audited consolidated financial statements be included in the Annual Report on Form 10-K of NVIDIA for the fiscal year ended January 26, 2025.

Audit Committee

A. Brooke Seawell, Harvey C. Jones, Melissa B. Lora, Aarti Shah, and Mark A. Stevens

Proposal 4—Approval of an Amended and Restated Certificate of Incorporation to Remove All Supermajority Provisions

> **What am I voting on?** Approval of an Amended and Restated Certificate of Incorporation to remove all supermajority provisions.
>
> **Vote required:** Sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then-outstanding shares of voting stock of the corporation, voting together as a single class.
>
> **Effect of abstentions:** Same as a vote AGAINST.
>
> **Effect of broker non-votes:** Same as a vote AGAINST.

Background

At the 2024 Meeting, our stockholders approved a non-binding stockholder proposal requesting the Board eliminate supermajority voting provisions in our Charter and Bylaws. The Board of Directors made no recommendation with respect to the proposal in order to fully understand the viewpoints of our stockholders on the matter. After due deliberation and engagement with stockholders, the Board approved, adopted and declared advisable an amendment and restatement of our Charter to eliminate the remaining supermajority voting provisions described herein, eliminate inoperative provisions relating to a previously effected forward stock split and the completed declassification of our Board, and implement other non-substantive clarifying changes, subject to stockholder approval. The full text of the Proposed Charter is set forth in Appendix A to this proxy statement with proposed new text underlined and proposed deletions crossed out. The Board also intends to approve conforming amendments to our Bylaws, contingent upon stockholder approval of this Proposal 4.

Description of the Proposed Charter Amendments

Article V, paragraph A(3) of the Charter provides that the affirmative vote of the holders of at least sixty-six and two-thirds percent of the voting power of the voting stock of the corporation then outstanding shall be required to remove directors without cause.

Article V, paragraph B(1) of the Charter provides that the affirmative vote of the holders of at least sixty-six and two-thirds percent of the voting power of the voting stock of the corporation then outstanding shall be required to alter, amend or adopt new Bylaws.

Article VII, paragraph B of the Charter provides that the affirmative vote of the holders of at least sixty-six and two-thirds percent of the voting power of the voting stock of the corporation then outstanding shall be required to alter, amend or repeal the following Articles:

- Article V, which relates to composition and election of the Board, amendments of the Bylaws, and stockholder action by written consent;

- Article VI, which relates to exculpation for violations of the duty of care by directors; and

- Article VII, which relates to amendments of the Charter, including supermajority vote requirement for amendments to Articles V, VI, and VII.

Assuming the Proposed Charter is approved by our stockholders and becomes effective:

- Article V, paragraph A(3) will be amended to provide that the affirmative vote of the holders of a majority of the voting power of all the then outstanding shares of voting stock, entitled to vote at an election directors, shall be required to remove directors without cause (the same vote currently applicable to removal for cause);

- Article V, paragraph B(1) will be amended to provide that amendments to the Bylaws will require the affirmative vote of a majority of the voting power of all the then outstanding shares of voting stock, entitled to vote thereon; and

- Article VII, paragraph B will be eliminated, such that amendments to Articles V, VI, and VII of the Charter will require the affirmative vote of a majority of the voting power of all the then outstanding shares of voting stock, entitled to vote thereon.

In addition, once effective, the Proposed Charter would eliminate inoperative provisions relating to a previously effected forward stock split and the completed declassification of our Board, as well as implement other non-substantive clarifying changes.

Recommendation of the Board

The Board recommends that you vote **FOR** the approval of the Proposed Charter.

Effective Date of Proposed Charter

If our stockholders adopt and approve this Proposal 4, we anticipate that the Proposed Charter will be filed with the Secretary of State of the State of Delaware and become effective on or around July 1, 2025.

Reservation of Rights

Our Board reserves the right to decide, in its sole discretion, not proceed with and abandon the filing of the Proposed Charter without further action by our stockholders at any time before the effectiveness of such filing with the Secretary of State of the State of Delaware, even if this Proposal 4 is adopted and approved by our stockholders at the 2025 Meeting. If the Board determines to exercise this discretion, we will publicly disclose this fact and the reasons for such determination.

Stockholder Proposals

We will promptly furnish the address and, to our knowledge, the number of shares held by the stockholder proponents of the proposals below upon receipt of a request to our Secretary for such information at email to shareholdermeeting@nvidia.com or by phone at: (408) 486-2000.

Proposal 5—Stockholder Proposal: Special Shareholder Meeting Improvement

What am I voting on? A stockholder proposal to eliminate the one-year holding period requirement to call a special stockholder meeting.

Vote required: A majority of the shares present, in person or represented by proxy, and entitled to vote on this matter.

Effect of abstentions: Same as a vote AGAINST.

Effect of broker non-votes: None.

Below is a stockholder proposal and supporting statement of the stockholder proponent, for which we and our Board accept no responsibility. This stockholder proposal is required to be voted upon at the 2025 Meeting only if properly presented. Our Board opposes adoption of this stockholder proposal and recommends that you vote **AGAINST** Proposal 5. John Chevedden has notified us of his intent to present the following proposal at the 2025 Meeting.

Stockholder Proposal and Supporting Statement

Proposal 5 – Special Shareholder Meeting Improvement



Shareholders ask our Board of Directors to take the steps necessary to remove the current provision that considers the voice of certain NVDA shareholders as non-shareholders. Currently all NVDA shares held for less than one continuous year are considered non-shareholders if they seek to call for a special shareholder meeting on an important matter.

The current exclusion of all NVDA shares held for less than one continuous year makes the current so-called shareholder right to call for a special shareholder meeting useless. There is no point to have a useless right on the books of NVDA.

The reason to enable all shareholders to call for a special shareholder meeting is to allow one shareholder or a group of shareholders to quickly acquire NVDA shares to equal the challenging 15% share ownership requirement, based on all shares outstanding, to call for a special shareholder meeting to incentivize a turnaround of NVDA should NVDA find itself in a slump in the future.

The best strategies for turning around a company do not necessarily come from a company's existing shareholders.

If NVDA finds itself in a future slump, NVDA shareholders and potential NVDA shareholders will not even consider acquiring more shares in order to call for a special shareholder meeting, if they have to wait one-year to call for a special shareholder meeting. A one-year holding period makes no sense. A slumping stock price demands an immediate response.

The fact that one shareholder or a group of shareholders can quickly acquire more shares to call for a special shareholder meeting is an incentive for NVDA Directors to avoid a slump in the first place since the continued service of the least qualified NVDA Directors could be terminated by a special shareholder meeting. This is a good incentive for the NVDA Directors to have for the benefit of all NVDA shareholders.

At minimum this proposal alerts shareholders to the severe limitation, to the point of uselessness, baked into the current NVDA rules for shareholders to call for a special shareholder meeting.

Please vote yes:

Special Shareholder Meeting Improvement – Proposal 5

Opposing Statement of the Board

Our Board recommends a vote **AGAINST** Proposal 5 because it believes it is unnecessary and not in the best interests of NVIDIA and our stockholders.

We already provide a meaningful and balanced special meeting right.

Our Board recognizes the importance of allowing stockholders to call special meetings when needed. In 2024, we amended our Bylaws to let stockholders owning at least 15% of our shares for a minimum of one year request a special meeting. Since then, we've engaged with many of our largest stockholders and none raised concerns about the one-year holding period. Removing this requirement could allow a minority of stockholders who have not held a financial stake in NVIDIA for a meaningful period of time to call special meetings and waste NVIDIA's resources, ultimately harming our stockholders. The current special meeting right strikes a balance between enabling urgent action and protecting NVIDIA and its stockholders from narrow, short-term interests.

Special meetings demand substantial time, effort, and management resources, and our one-year holding period is a reasonable safeguard.

Given NVIDIA's scale and broad stockholder base, calling a special meeting entails significant resource commitments. The associated legal, administrative and voting processes are time intensive and divert the Board and management from core business operations, potentially impacting stockholder value. Therefore, the Board believes special meetings should be limited to urgent, extraordinary matters initiated by stockholders with a substantial, long-term financial interest in the company.

The one-year holding period is consistent with the SEC's minimum for stockholders to include a proposal in our proxy statement.

SEC Rule 14a-8 permits stockholders to include proposals in a company's proxy statement after holding shares for at least one year, reflecting the principle that proponents should have an economic stake for a meaningful time period before using company and stockholder resources. This same rationale underpins our one-year holding requirement for requesting special meetings. Moreover, under Rule 14a-8, stockholders with minimal holdings may still submit proposals for annual meetings.

We are committed to strong governance and stockholder accountability.

The Board is committed to best practices and regularly updates its policies based on evolving standards and stockholder input. These efforts, along with the right to call special meetings, reflect our commitment to effective oversight and engagement:

- *Active Stockholder Engagement.* We engage stockholders year-round on governance, sustainability, risk oversight, and compensation.

- *Annual Elections and Majority Voting.* Directors are elected annually and must receive majority support under our Bylaws.

- *Meaningful Stockholder Rights.* We offer proxy access, director nomination rights, and do not maintain a stockholder rights plan.

- *Independent, Refreshed Board.* 92% of our directors are independent, including our Lead Director and all committee members; and four new directors have joined since 2020.

- *Responsive Governance Reforms.* Following stockholder approval, we plan to implement the removal of supermajority voting provisions.

Our Board believes the current special meeting right, including the one-year holding requirement, is appropriate. Proposal 5 is viewed as unnecessary, potentially disruptive, and not in the best interests of NVIDIA or its stockholders.

Recommendation of the Board

Our Board recommends that you vote **AGAINST** Proposal 5—Special Shareholder Meeting Improvement.

Proposal 6—Stockholder Proposal: Director Election Resignation Governance Policy

> **What am I voting on?** A stockholder proposal to request the adoption of a new director election resignation policy.
>
> **Vote required:** A majority of the shares present, in person or represented by proxy, and entitled to vote on this matter.
>
> **Effect of abstentions:** Same as a vote AGAINST.
>
> **Effect of broker non-votes:** None.

Below is a stockholder proposal and supporting statement of the stockholder proponent, for which we and our Board accept no responsibility. This stockholder proposal is required to be voted upon at the 2025 Meeting only if properly presented. Our Board opposes adoption of this stockholder proposal and recommends that you vote **AGAINST** Proposal 6. The New York City Carpenters Pension Fund has notified us of its intent to present the following proposal at the 2025 Meeting.

Stockholder Proposal and Supporting Statement

Proposal 6 – Director Election Resignation Governance Policy

Resolved: The shareholders of NVIDIA Corporation ("Company") request that the Board adopt a new Director Election Resignation Governance Policy ("Resignation Policy") provision in its corporate governance principles to address those situations when one or more incumbent Board nominees fail to receive the required majority vote for re-election. The Resignation Policy shall provide that each director upon joining the Board tender an irrevocable resignation conditioned on the director's failure to receive the required majority vote support in an uncontested election. The Resignation Policy shall provide that the Board should accept a director's tendered resignation absent its finding of a compelling reason or reasons to reject the resignation, as decided by the Board in the exercise of its business judgment. The Resignation Policy shall further stipulate that if the Board rejects a director's resignation and the director remains on the Board as a "holdover" director but is not re-elected at the next annual meeting of shareholders, that such director's second tendered resignation shall be effective ninety days after the vote certification.

Supporting Statement: The Resignation Policy sets a new demanding director resignation governance guideline to reflect shareholder voting sentiment in director elections. Delaware corporate law states that each director shall hold office until such director's successor is elected and qualified or until such director's earlier resignation or removal. An incumbent director who does not receive the required vote for election may continue to serve as a "holdover" director. The Company's current director resignation bylaw requires incumbent directors to tender a resignation if they do not receive the requisite vote to be re-elected in an uncontested annual election. Directors on the Board's Nominating and Corporate Governance Committee will then review the tendered resignation and recommend to the Board whether to accept or reject it.

The proposed Resignation Guideline Policy sets a more demanding director resignation review process, requiring the Board to articulate a compelling reason or reasons when it rejects a tendered resignation, thus allowing an unelected director to continue to serve. Importantly, the Resignation Policy further establishes that if a "holdover" director again fails to be re-elected at the next annual meeting of shareholders, the new resignation is effective ninety days following the election vote certification. While the Guideline Resignation Policy provides the Board latitude to reject the first resignation of an incumbent director who does not receive majority vote support, it honors the shareholder vote as the final word on a "holdover" director's second election defeat.

Shareholder director election voting rights under Delaware corporate law are foundational rights in the governance of corporations. The majority vote director election standard adopted by the Company gives shareholders voting rights that have legal effect. It is important that corporate director resignation policies, guidelines and bylaws not undermine shareholder voting rights. The proposed Resignation Policy establishes shareholder voting in director elections as a more consequential governance right, striking a proper balance between board discretion and shareholder voting rights.

Opposing Statement of the Board

Our Board recommends a vote **AGAINST** Proposal 6 because it believes it is unnecessary and not in the best interests of NVIDIA and our stockholders.

Our Bylaws and governance policies already provide an effective remedy for nominees not receiving a majority vote.

Directors who do not receive majority support must offer their resignation, which the NCGC reviews and then recommends to the Board. The Board must act on the recommendation within 90 days, publicly disclosing its decision and reasoning. This process allows the Board to consider all factors in determining what is best for NVIDIA and its stockholders, ensuring appropriate discretion and judgment.

The proposal would unduly restrict and undermine the role of the Board in exercising its judgment.

Proposal 6 requires automatic resignation if a director fails to receive majority support for two consecutive years. This would undermine the Board's ability to make informed decisions, regardless of circumstances. No other major U.S. company has adopted the policy requested in the Proposal, and such a policy is out of step with market practice. Our current policies provide for the Board to engage with stockholders and apply reasoned judgment to evaluate next steps. This measured approach ensures stability and continuity, avoiding disruptions to the Board's functions while respecting stockholder input.

Our stockholders have consistently shown strong support for our director nominees.

Stockholders consistently support NVIDIA's director nominees, as shown by high vote percentages and positive feedback during annual meetings and outreach. In the past ten years, nominees have averaged 97.2% support. NVIDIA's robust stockholder engagement program allows for ongoing dialogue, ensuring the Board is aware of stockholder views.

Our corporate governance policies ensure Board accountability and responsiveness to stockholder concerns.

Our governance practices, including regular stockholder outreach, annual director elections, and independent board leadership, already ensure accountability and responsiveness. In addition, the Board has taken steps to continue board refreshment, support elimination of supermajority voting provisions (Proposal 4), and maintain a market-standard proxy access bylaw provision.

The Board believes that Proposal 6's restrictive provisions are unnecessary, potentially harmful, and not in the best interests of NVIDIA and its stockholders.

Recommendation of the Board

Our Board recommends that you vote **AGAINST** Proposal 6—Director Election Resignation Governance Policy.

Proposal 7—Stockholder Proposal: Workforce Data Reporting

> **What am I voting on?** A stockholder proposal to request workforce public reporting to include EEOC job categories.
>
> **Vote required:** A majority of the shares present, in person or represented by proxy, and entitled to vote on this matter.
>
> **Effect of abstentions:** Same as a vote AGAINST.
>
> **Effect of broker non-votes:** None.

Below is a stockholder proposal and supporting statement of the stockholder proponent, for which we and our Board accept no responsibility. This stockholder proposal is required to be voted upon at the 2025 Meeting only if properly presented. Our Board opposes adoption of this stockholder proposal and recommends that you vote **AGAINST** Proposal 7. Trillium ESG Global Equity Fund has notified us of its intent to present the following proposal at the 2025 Meeting.

Stockholder Proposal and Supporting Statement

Proposal 7 – Workforce Data Reporting

RESOLVED: Shareholders request that NVIDIA Corporation enhance existing public reporting, at reasonable cost and omitting confidential information, to include a chart identifying employees according to gender and race in each of the nine Equal Employment Opportunity Commission (EEOC)-defined job categories, listing either numbers or percentages in each category.

WHEREAS:

As of the filing date of this shareholder proposal, NVIDIA has decreased its workforce data transparency from previous years, which may prevent investors from assessing its workforce trends or efficacy of workplace culture and talent management programs.

For example, NVIDIA consistently disclosed EEO-1 data between 2018 through 2021 but has seemingly reversed course and has not disclosed data from 2022 through the present. Market standards and stakeholder expectations, however, have significantly changed around such disclosures. As of April 2024, over 80 percent of the S&P 500 and nearly 50 percent of the Russell 1000 Index companies disclose EEO-1 data, establishing this as best practice in workforce data reporting.[1] NVIDIA's change in practice has furthermore led to it lagging peers in disclosures. In comparison to NVIDIA, Advanced Micro Devices, Intel, Broadcom, and Qualcomm release EEO-1 data.

Investors need annual disclosure of granular workforce data to determine whether investments in workplace culture and talent management programs have translated to measurable impacts at various levels of the company. The comprehensive, consistent, and standardized nature of EEO-1 data disclosure also facilitates comparison across firms. As NVIDIA is required to report EEO-1 data to the federal government, it is able to provide a more complete picture of its workforce without additional burdens on the company to collect data.

Workplace culture and human capital management programs are critical to a company's talent attraction and retention pipeline, which may affect both social equality and financial performance.[2] As You Sow and Whistle Stop Capital reviewed the workforce diversity of 1,641 companies between 2016-2021, finding statistically significant positive correlations between manager diversity and return on equity, return on invested capital, and 10-year revenue growth, among other indicators.[3]

Implementing more robust reporting via the disclosure of EEO-1 data would provide transparency and insight to investors, employees, and stakeholders. Further, comparing the data collected to internal and external standards and peers may enhance talent management, workplace culture strategy, and promote employee retention. Subsequent disclosures around these activities would enable investors to better understand and assess NVIDIA's human capital management trends and performance.

---

[1] https://diversiq.com/blog/whats-new-this-proxy-season-trends-at-the-halfway-point/
[2] https://www.cnbc.com/2021/04/30/diversity-equity-and-inclusion-are-important-to-workers-survey-shows.html
[3] https://www.asyousow.org/report-page/2023-capturing-the-diversity-benefit

Our Board recommends a vote **AGAINST** Proposal 7 because it believes it is unnecessary and not in the best interests of NVIDIA and our stockholders.

We publish robust workforce and diversity data.

The Board agrees that "workplace culture and human capital management programs are critical to a company's talent attraction and retention pipeline," and believes our employees are our greatest asset. Consequently, the Board has long supported NVIDIA's human capital programs and extensive workforce-related disclosures.

For example, NVIDIA's 2024 Sustainability Report contains:

- Fiscal 2024, 2023, and 2022 workforce data on geographic regions, employee type, age, gender, positions held by women, and race/ethnicity (U.S.), disability, and veterans.

- Detailed hiring data by age, gender, region, and race/ethnicity (U.S.).

- Pay ratios of women to men, Asian to White, Black/African American to White, and Hispanic/Latino to White, along with annual turnover rate statistics by gender and race/ethnicity (U.S.).

- Expansive discussions of NVIDIA's workforce initiatives, such as community resource groups, learning and development programs, employee engagement, mentorship, and our benefits and compensation programs.

The Board is proud of NVIDIA's human capital accomplishments and the success of our employees in creating long-term value for our stakeholders. For example, NVIDIA continues to be among America's best places to work, ranking fourth on Glassdoor's list of best employers for 2025.

We believe the requested disclosures are not suited to our business.

Proposal 7 suggests our reporting is deficient because we have not tailored our workforce disclosure to report on gender and race according to the specific job categories used by the federal Equal Employment Opportunity Commission for EEO-1 Component 1 reporting. These nine broadly defined roles, including "first/mid-level officials and managers," "craft workers," "operatives," and "laborers and helpers," are generic categories applicable to all business types across the U.S. For example, the "operative" category includes jobs as diverse as laundry workers, weaving machine operators, bakers, and poultry and fish processing workers. These categories are designed for employers with more than 100 employees and are not suited for describing NVIDIA's workforce. Publishing data based on generic categories is uninformative and may create confusion regarding our workforce, operations, and human capital practices.

Our workforce disclosures are used by our stockholders and other stakeholders as an important tool for understanding our business. We take great care in selecting and preparing the most relevant and useful data for these audiences. The Board believes our stockholders are best served by publishing workforce disclosures based on metrics and categories most relevant to our business and stakeholders, such as the detailed datapoints in our sustainability reports.

Our management is well-positioned to determine the most appropriate workforce reporting metrics.

The Board believes NVIDIA's management, supported by our Corporate Sustainability team and overseen by the CC and NCGC, as applicable, is best positioned to assess the most appropriate workforce metrics to be published.

In 2024, NVIDIA launched a Corporate Sustainability Steering Committee of our executives to oversee our Corporate Sustainability team and guide our sustainability strategy and program, in collaboration with the Board and NCGC. The Corporate Sustainability team designs and implements NVIDIA's extensive public disclosures, including NVIDIA's annual sustainability report, which is guided by leading disclosure frameworks. The Corporate Sustainability team strives to incorporate stockholder feedback and conducts regular outreach to solicit input and provide updates on progress.

Given management's awareness of stockholder priorities and understanding of our business and workforce, the Board believes Proposal 7's imposition of potentially misleading reporting requirements is inappropriate and unhelpful to our stockholders and other stakeholders.

Recommendation of the Board

Our Board recommends that you vote **AGAINST** Proposal 7—Workforce Data Reporting.

Equity Compensation Plan Information

The number of shares that were issuable upon the vesting of outstanding RSUs and PSUs, and the number of shares that remained available for future issuance, under each of our equity compensation plans as of January 26, 2025, are summarized below. We have not had any stock options outstanding since the end of Fiscal 2024.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights (a)	Weighted-average exercise price of outstanding options, warrants, and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders (1)	274,212,251	—	3,628,661,705 (2)
Equity compensation plans not approved by security holders	—	—	—
Total	**274,212,251**		**3,628,661,705**

(1) This row includes our 2007 Plan and our ESPP. Under our ESPP, participants are permitted to purchase our common stock at a discount on certain dates through payroll deductions within a pre-determined purchase period. Accordingly, the number of shares to be issued upon exercise of outstanding rights under our ESPP as of January 26, 2025 is not determinable.

(2) As of January 26, 2025, (a) the number of shares that remained available for future issuance under the 2007 Plan was 1,388,693,763, and (b) the number of shares that remained available for future issuance under the ESPP was 2,239,967,942, of which up to 3,383,394 shares may be purchased under the ESPP in the current purchase period which runs until August 29, 2025, based on estimated participation and contribution rates, purchase prices based on the applicable offering date prices, and the $25,000 limit under Section 423(b)(8) of the Internal Revenue Code.

During Fiscal 2025, we granted an aggregate of 82,467,905 shares under our 2007 Plan in the form of RSUs and PSUs, 1,655,590 of which were granted to our NEOs, 26,137 of which were granted to our non-employee directors, and 80,786,178 of which were granted to our other employees. For this purpose, PSUs are counted in the year of grant at the maximum number of shares that may become eligible to vest. Also during Fiscal 2025, an aggregate of 30,121,348 shares were purchased under our ESPP, 5,505 of which were purchased by our NEOs, and 30,115,843 of which were purchased by our other employees. Our non-employee directors are not eligible to participate in our ESPP.

Additional Information

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our executive officers, directors and persons who own more than 10% of a registered class of our equity securities to file initial reports of ownership and reports of changes in ownership of our common stock and other equity securities with the SEC. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, all Section 16(a) filing requirements applicable to individuals who were, during Fiscal 2025, our executive officers, directors and greater than 10% beneficial owners were complied with, except for Dr. Drell, who did not file two Forms 4 with respect to two transactions, both of which were reported on a Form 5.

Other Matters

The Board knows of no other matters that will be presented for consideration at the 2025 Meeting. If any other matters are properly brought before the 2025 Meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors

Timothy S. Teter
Secretary
May 13, 2025

A COPY OF OUR ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED JANUARY 26, 2025 AS FILED WITH THE SEC IS BEING FURNISHED TO STOCKHOLDERS CONCURRENTLY HEREWITH. UPON WRITTEN REQUEST, WE WILL PROVIDE, WITHOUT CHARGE, AN ADDITIONAL COPY OF THE ANNUAL REPORT. STOCKHOLDERS MAY SUBMIT THEIR REQUESTS TO: INVESTOR RELATIONS, NVIDIA CORPORATION, 2788 SAN TOMAS EXPRESSWAY, SANTA CLARA, CALIFORNIA 95051 OR TO SHAREHOLDERMEETING@NVIDIA.COM. WE WILL ALSO FURNISH A COPY OF ANY EXHIBIT TO THE ANNUAL REPORT ON FORM 10-K IF SPECIFICALLY REQUESTED IN WRITING.

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
NVIDIA CORPORATION
(Originally incorporated on February 24, 1998
under the name NVIDIA Delaware Corporation)

I.

The name of this corporation is NVIDIA Corporation.

II.

The address of the registered office of the corporation in the State of Delaware is 251 Little Falls Drive, City of Wilmington, County of New Castle 19808, and the name of the registered agent of the corporation in the State of Delaware at such address is Corporation Service Company.

III.

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware.

IV.

A.   This corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the corporation is authorized to issue is Eighty Billion Two Million (80,002,000,000) shares. Eighty Billion (80,000,000,000) shares shall be Common Stock, each having a par value of one-tenth of one cent ($.001). Two Million (2,000,000) shares shall be Preferred Stock, each having a par value of one-tenth of one cent ($.001).

~~At the Effective Time, each share of Common Stock issued as of immediately prior to the Effective Time shall be automatically subdivided and reclassified into ten (10) validly issued, fully paid and non-assessable shares of Common Stock, without any further action by the Corporation or the holder thereof (the "Stock Split"). Each certificate that immediately prior to the Effective Time represented shares of Common Stock shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by such certificate shall have been subdivided and reclassified pursuant to the Stock Split.~~

The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized, by filing a certificate (a "Preferred Stock Designation") pursuant to the Delaware General Corporation Law, to fix or alter from time to time the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions of any wholly unissued series of Preferred Stock, and to establish from time to time the number of shares constituting any such series or any of them; and to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.

V.

For the management of the business and for the conduct of the affairs of the ~~C~~corporation, and in further definition, limitation and regulation of the powers of the ~~C~~corporation, of its directors and of its stockholders or any class thereof, as the case may be, it is further provided that:

A.   1.   The management of the business and the conduct of the affairs of the ~~C~~corporation shall be vested in its Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed exclusively by one or more resolutions adopted by the Board of Directors.

2.   ~~Subject to the other provisions of this paragraph, the Board of Directors is and shall remain divided into three classes, with the directors in each class serving for a term expiring at the third annual meeting of stockholders held after their election.~~ Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, ~~the terms of the members of the Board of Directors shall be as follows: (i) at the annual meeting of stockholders to be held in 2012, the directors whose terms expire at that meeting or such directors' successors shall be elected to hold office for a term expiring at the annual meeting of stockholders to be held in 2013; (ii) at the annual meeting of stockholders to be held in 2013, the directors whose terms expire at that meeting or such directors' successors shall be elected to hold office for a term expiring at the annual meeting of stockholders to be held in 2014; and (iii) at the annual meeting of stockholders to be held in 2014 and at each annual meeting of stockholders thereafter, all~~ directors shall be elected ~~to hold office~~ for a term expiring at the next annual meeting of stockholders. ~~The classification of the Board of Directors shall terminate at the annual meeting of stockholders to be held in 2014 and all directors shall be elected in accordance with clause (iii) above.~~

<u>Each</u> ~~Notwithstanding the foregoing provisions of this Article, each~~ director shall serve until his successor is duly elected and qualified or until his death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

3. Subject to the rights of the holders of any series of Preferred Stock, the Board of Directors or any individual director may be removed from office at any time ~~(i)~~ with <u>or without</u> cause by the affirmative vote of the holders of a majority of the voting power of all the then outstanding shares of voting stock of the ~~C~~<u>c</u>orporation, entitled to vote at an election of directors ~~(the "Voting Stock") or (ii) without cause by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of the then outstanding shares of Voting Stock~~.

4. Subject to the rights of the holders of any series of Preferred Stock, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders, except as otherwise provided by law, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors, and not by the stockholders. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director's successor shall have been elected and qualified.

5. In the event that Section 2115(a) of the California Corporations Code is applicable to this corporation, then the following shall apply:

a. Every stockholder entitled to vote in any election of directors of this corporation may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which the stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder thinks fit;

b. No stockholder, however, may cumulate such stockholder's votes for one or more candidates unless (i) the names of such candidates have been properly placed in nomination, in accordance with the Bylaws of the corporation, prior to the voting, (ii) the stockholder has given advance notice to the corporation of the intention to cumulative votes pursuant to the Bylaws, and (iii) the stockholder has given proper notice to the other stockholders at the meeting, prior to voting, of such stockholder's intention to cumulate such stockholder's votes; and

c. If any stockholder has given proper notice, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. The candidates receiving the highest number of votes of the shares entitled to be voted for them up to the number of directors to be elected by such shares shall be declared elected.

B. **1.** Subject to ~~paragraph (h) of Section 43 of the Bylaws~~<u>the terms of any Preferred Stock Designation that require an additional vote</u>, the Bylaws may be altered or amended or new Bylaws adopted by the affirmative vote of ~~at least sixty-six and two-thirds percent (66- 2/3%)~~<u>a majority</u> of the voting power of all of the then-outstanding shares of voting stock of the ~~C~~<u>c</u>orporation<u>,</u> entitled to vote ~~at an election of directors (the "Voting Stock")~~<u>thereon</u>. The Board of Directors shall also have the power to adopt, amend, or repeal Bylaws.

2. The directors of the ~~C~~<u>c</u>orporation need not be elected by written ballot unless the Bylaws so provide.

3. No action shall be taken by the stockholders of the ~~C~~<u>c</u>orporation except at an annual or special meeting of stockholders called in accordance with the Bylaws and following the closing of the Initial Public Offering no action shall be taken by the stockholders by written consent.

4. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the ~~C~~<u>c</u>orporation shall be given in the manner provided in the Bylaws of the ~~C~~<u>c</u>orporation.

VI.

A. A director of the ~~C~~<u>c</u>orporation shall not be personally liable to the ~~C~~<u>c</u>orporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the ~~C~~<u>c</u>orporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law is amended after approval by the stockholders of this Article to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

B. Any repeal or modification of this Article VI shall be prospective and shall not affect the rights under this Article VI in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

VII.

A. The ~~C~~corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, ~~except as provided in paragraph B of this Article VII,~~ and all rights conferred upon the stockholders herein are granted subject to this reservation.

B. ~~Notwithstanding any other provisions of this Certificate of Incorporation or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the Voting Stock required by law, this Certificate of Incorporation or any Preferred Stock Designation, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then-outstanding shares of the Voting Stock, voting together as a single class, shall be required to alter, amend or repeal Articles V, VI and VII.~~

* * * *

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of the Restated Certificate of Incorporation of the corporation, and which has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, has been executed by its duly authorized officer this day of   , 2025.

NVIDIA Corporation

_____
Name:
Title:

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 26, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 0-23985



NVIDIA CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**94-3177549**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
2788 San Tomas Expressway, Santa Clara, California	**95051**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (408) 486-2000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value per share	NVDA	The Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer," “accelerated filer," “smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant as of July 26, 2024 was approximately $2.7 trillion (based on the closing sales price of the registrant's common stock as reported by the Nasdaq Global Select Market on July 26, 2024). This calculation excludes 1.0 billion shares held by directors and executive officers of the registrant. This calculation does not exclude shares held by such organizations whose ownership exceeds 5% of the registrant's outstanding common stock that have represented to the registrant that they are registered investment advisers or investment companies registered under section 8 of the Investment Company Act of 1940.

The number of shares of common stock outstanding as of February 21, 2025 was 24.4 billion.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for its 2025 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K are incorporated by reference into Part III, Items 10-14 of this Annual Report on Form 10-K.

NVIDIA Corporation
Table of Contents

Where You Can Find More Information

Investors and others should note that we announce material financial information to our investors using our investor relations website, press releases, SEC filings and public conference calls and webcasts. We also use the following social media channels as a means of disclosing information about the company, our products, our planned financial and other announcements and attendance at upcoming investor and industry conferences, and other matters and for complying with our disclosure obligations under Regulation FD:

NVIDIA Corporate Blog (https://blogs.nvidia.com/)

NVIDIA Technical Blog (https://developer.nvidia.com/blog/)

NVIDIA LinkedIn Page (https://www.linkedin.com/company/nvidia)

NVIDIA Facebook Page (https://www.facebook.com/nvidia)

NVIDIA Instagram Page (https://www.instagram.com/nvidia)

NVIDIA X Account (https://x.com/nvidia)

In addition, investors and others can view NVIDIA videos on YouTube (https://www.YouTube.com/nvidia).

The information we post through these social media channels may be deemed material. Accordingly, investors should monitor these accounts and the blog, in addition to following our press releases, SEC filings and public conference calls and webcasts. This list may be updated from time to time. The information we post through these channels is not a part of this Annual Report on Form 10-K. These channels may be updated from time to time on NVIDIA's investor relations website.

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements which are based on our management's beliefs and assumptions and on information currently available to our management. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "goal," "would," "expect," "plan," "anticipate," "believe," "estimate," "project," "predict," "potential," and similar expressions intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance, time frames or achievements to be materially different from any future results, performance, time frames or achievements expressed or implied by the forward-looking statements. We discuss many of these risks, uncertainties, and other factors in this Annual Report on Form 10-K in greater detail under the heading "Risk Factors." Given these risks, uncertainties, and other factors, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this filing. You should read this Annual Report on Form 10-K completely and with the understanding that our actual future results may be materially different from what we expect. We hereby qualify our forward-looking statements by these cautionary statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

All references to "NVIDIA," "we," "us," "our," or the "Company" mean NVIDIA Corporation and its subsidiaries.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the filing date of this Annual Report on Form 10-K, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

Part I

Item 1. Business

Our Company

NVIDIA pioneered accelerated computing to help solve the most challenging computational problems. NVIDIA is now a full-stack computing infrastructure company with data-center-scale offerings that are reshaping industry.

Our full-stack includes the foundational CUDA programming model that runs on all NVIDIA GPUs, as well as hundreds of domain-specific software libraries, software development kits, or SDKs, and Application Programming Interfaces, or APIs. This deep and broad software stack accelerates the performance and eases the deployment of NVIDIA accelerated computing for computationally intensive workloads such as artificial intelligence, or AI, model training and inference, data analytics, scientific computing, and 3D graphics, with vertical-specific optimizations to address industries ranging from healthcare and telecom to automotive and manufacturing.

Our data-center-scale offerings are comprised of compute and networking solutions that can scale to tens of thousands of GPU-accelerated servers interconnected to function as a single giant computer; this type of data center architecture and scale is needed for the development and deployment of modern AI applications.

The GPU was initially used to simulate human imagination, enabling the virtual worlds of video games and films. Today, it also simulates human intelligence, enabling a deeper understanding of the physical world. Its parallel processing capabilities, supported by thousands of computing cores, are essential for deep learning algorithms. This form of AI, in which software writes itself by learning from large amounts of data, can serve as the brain of computers, robots, and self-driving cars that can perceive and understand the world. GPU-powered AI solutions are being developed by thousands of enterprises to deliver services and products that would have been immensely difficult or even impossible with traditional coding. Examples include generative AI, which can create new content such as text, code, images, audio, video, molecule structures, and recommendation systems, which can recommend highly relevant content such as products, services, media, or ads using deep neural networks trained on vast datasets that capture the user's preferences.

NVIDIA has a platform strategy, bringing together hardware, systems, software, algorithms, libraries, and services to create unique value for the markets we serve. While the computing requirements of these end markets are diverse, we address them with a unified underlying architecture leveraging our GPUs and networking and software stacks. The programmable nature of our architecture allows us to support several multi-billion-dollar end markets with the same underlying technology by using a variety of software stacks developed either internally or by third-party developers and partners. The large and growing number of developers and installed base across our platforms strengthens our ecosystem and increases the value of our platform to our customers.

Innovation is at our core. We have invested over $58.2 billion in research and development since our inception, yielding inventions that are essential to modern computing. Our invention of the GPU in 1999 sparked the growth of the PC gaming market and redefined computer graphics. With our introduction of the CUDA programming model in 2006, we opened the parallel processing capabilities of our GPU to a broad range of compute-intensive applications, paving the way for the emergence of modern AI. In 2012, the AlexNet neural network, trained on NVIDIA GPUs, won the ImageNet computer image recognition competition, marking the "Big Bang" moment of AI. We introduced our first Tensor Core GPU in 2017, built from the ground-up for the new era of AI, and our first autonomous driving system-on-chips, or SoC, in 2018. Our acquisition of Mellanox in 2020 expanded our innovation canvas to include networking, enabled our platforms to be data center scale, and led to the introduction of a new processor class – the data processing unit, or DPU. Over the past 5 years, we have built full software stacks that run on top of our GPUs and CUDA to bring AI to the world's largest industries, including NVIDIA DRIVE stack for autonomous driving, Clara for healthcare, and Omniverse for industrial digitalization; and introduced the NVIDIA AI Enterprise software – essentially an operating system for enterprise AI applications. In 2023, we introduced our first data center CPU, Grace, built for giant-scale AI and high performance computing, or HPC. With a strong engineering culture, we drive fast, yet harmonized, product and technology innovations in all dimensions of computing including silicon, systems, networking, software and algorithms. More than half of our engineers work on software.

The world's leading cloud service providers, or CSPs, and consumer internet companies use our data center-scale accelerated computing platforms to enable, accelerate, develop, or enrich the services and offerings they deliver to billions of end users, including AI solutions and assistants, AI foundation models, search, recommendations, social networking, online shopping, live video, and translation.

Enterprises and startups across a broad range of industries use our accelerated computing platforms to build new generative and agentic AI-enabled products and services, and/or to dramatically accelerate and reduce the costs of their workloads and workflows. The enterprise software industry uses them for new AI assistants, chatbots, and agents; the transportation industry for autonomous driving; the healthcare industry for accelerated and computer-aided drug discovery; and the financial services industry for customer support and fraud detection.

Researchers and developers use our computing solutions to accelerate a wide range of important applications, from simulating molecular dynamics to climate forecasting. With support for more than 4,400 applications, NVIDIA computing enables some of the most promising areas of discovery, from climate prediction to materials science and from wind tunnel simulation to genomics. Including GPUs and networking, NVIDIA powers over 75% of the supercomputers on the global TOP500 list, including 38 of the top 50 systems on the Green500 list.

Gamers choose NVIDIA GPUs to enjoy immersive, increasingly cinematic virtual worlds. In addition to serving the growing number of gamers, the market for PC GPUs is expanding because of the burgeoning population of live streamers, broadcasters, artists, and creators. With the advent of generative AI, we expect a broader set of PC users to choose NVIDIA GPUs for running generative AI applications locally on their PC, which is critical for privacy, latency, and cost-sensitive AI applications.

Professional artists, architects and designers use NVIDIA partner products accelerated with our GPUs and software platform for a range of creative and design use cases, such as creating visual effects in movies or designing buildings and products. In addition, generative AI is expanding the market for our workstation-class GPUs, as more enterprise customers develop and deploy AI applications with their data on-premises.

Headquartered in Santa Clara, California, NVIDIA was incorporated in California in April 1993 and reincorporated in Delaware in April 1998.

Our Businesses

We report our business results in two segments.

The Compute & Networking segment includes our Data Center accelerated computing platforms and AI solutions and software; networking; automotive platforms and autonomous and electric vehicle solutions; Jetson for robotics and other embedded platforms; and DGX Cloud computing services.

The Graphics segment includes GeForce GPUs for gaming and PCs, the GeForce NOW game streaming service and related infrastructure, and solutions for gaming platforms; Quadro/NVIDIA RTX GPUs for enterprise workstation graphics; virtual GPU, or vGPU, software for cloud-based visual and virtual computing; automotive platforms for infotainment systems; and Omniverse Enterprise software for building and operating industrial AI and digital twin applications.

Our Markets

We specialize in markets where our computing platforms can provide tremendous acceleration for applications. These platforms incorporate processors, interconnects, software, algorithms, systems, and services to deliver unique value. Our platforms address four large markets where our expertise is critical: Data Center, Gaming, Professional Visualization, and Automotive.

Data Center

The NVIDIA Data Center platform is focused on accelerating the most compute-intensive workloads, such as AI, data analytics, graphics, and scientific computing, delivering significantly better performance and power efficiency relative to conventional CPU-only approaches. It is deployed in cloud, hyperscale, on-premises and edge data centers. The platform consists of compute and networking offerings typically delivered to customers as systems, subsystems, or modules, along with software and services.

Our compute offerings include supercomputing platforms and servers, bringing together our energy efficient GPUs, CPUs, interconnects, and fully optimized AI and HPC software stacks. In addition, they include NVIDIA AI Enterprise software; our DGX Cloud service; and a growing body of acceleration libraries, APIs, SDKs, and domain-specific application frameworks.

Our networking offerings include end-to-end platforms for InfiniBand and Ethernet, consisting of network adapters, cables, DPUs, switch chips and systems, as well as a full software stack. This has enabled us to architect data center-scale computing platforms that can interconnect thousands of compute nodes with high-performance networking. While historically the server was the unit of computing, as AI and HPC workloads have become extremely large spanning thousands of compute nodes, the data center has become the new unit of computing, with networking as an integral part.

Our customers include the world's leading public cloud and consumer internet companies, thousands of enterprises and startups, and public sector entities. We work with industry leaders to help build or transform their applications and data center infrastructure. Our direct customers include original equipment manufacturers, or OEMs, original device manufacturers, or ODMs, system integrators and distributors which we partner with to help bring our products to market. We also have partnerships in automotive, healthcare, financial services, manufacturing, retail, and technology among others, to accelerate the adoption of AI.

At the foundation of the NVIDIA accelerated computing platform are our GPUs, which excel at parallel workloads such as the training and inferencing of neural networks. They are available in the NVIDIA accelerated computing platform and in

industry standard servers from every major cloud provider and server maker. Beyond GPUs, our data center platform expanded to include DPUs in fiscal year 2022 and CPUs in fiscal year 2024. We can optimize across the entire computing, networking and storage stack to deliver data center-scale computing solutions.

While our approach starts with powerful chips, what makes it a full-stack computing platform is our large body of software, including the CUDA parallel programming model, the CUDA-X collection of acceleration libraries, APIs, SDKs, and domain-specific application frameworks.

In addition to software delivered to customers as an integral part of our data center computing platform, we offer paid licenses to NVIDIA AI Enterprise, a comprehensive suite of enterprise-grade AI software and NVIDIA vGPU software for graphics-rich virtual desktops and workstations. We also offer the NVIDIA DGX Cloud, a fully managed AI-training-as-a-service platform which includes cloud-based infrastructure and software for AI, customizable pretrained AI models, and access to NVIDIA experts.

In fiscal year 2025, we launched the NVIDIA Blackwell architecture, a full set of data center scale infrastructure that includes GPUs, CPUs, DPUs, interconnects, switch chips and systems, and networking adapters. Blackwell excels at processing cutting edge generative AI and accelerated computing workloads with market leading performance and efficiency. Offered in a number of configurations, it can address the needs of customers across industries and a diverse set of AI and accelerated computing use cases.

Gaming

Gaming is the largest entertainment industry, with PC gaming as the predominant platform. Many factors propel its growth, including new high production value games and franchises, the continued rise of competitive gaming, or eSports, social connectivity and the increasing popularity of game streamers, modders, or gamers who remaster games, and creators.

Our gaming platforms leverage our GPUs and sophisticated software to enhance the gaming experience with smoother, higher quality graphics. We developed NVIDIA RTX to bring next generation graphics and AI to games. NVIDIA RTX features ray tracing technology for real-time, cinematic-quality rendering. Ray tracing, which has long been used for special effects in the movie industry, is a computationally intensive technique that simulates the physical behavior of light to achieve greater realism in computer-generated scenes. NVIDIA RTX also features deep learning super sampling, or NVIDIA DLSS, our AI technology that boosts frame rates while generating beautiful, sharp images for games. RTX GPUs will also accelerate a new generation of AI applications. With an installed base of over 100 million AI capable PCs, more than 700 RTX AI-enabled applications and games, and a robust suite of development tools, RTX is already the AI PC leader.

Our products for the gaming market include GeForce RTX and GeForce GTX GPUs for gaming desktop and laptop PCs, GeForce NOW cloud gaming for playing PC games on underpowered devices, as well as SoCs and development services for game consoles.

In fiscal year 2025, we launched the NVIDIA Blackwell GeForce RTX 50 Series family of desktop and laptop GPUs. The Blackwell architecture introduced neural graphics which combines AI models with traditional rendering to unlock a new era of graphics innovation. The RTX 50 Series also features the next generation of our DLSS technology powered for the first time by a transformer model architecture. Together these technologies help deliver up to a 2x leap in performance and stunning visual realism for PC gamers, developers, and creatives.

Professional Visualization

We serve the Professional Visualization market by working closely with independent software vendors, or ISVs, to optimize their offerings for NVIDIA GPUs. Our GPU computing platform enhances productivity and introduces new capabilities for critical workflows in many fields, such as design and manufacturing and digital content creation. Design and manufacturing encompass computer-aided design, architectural design, consumer-products manufacturing, medical instrumentation, and aerospace. Digital content creation includes professional video editing and post-production, special effects for films, and broadcast-television graphics. Additionally, the infusion of generative AI into an increasing number of applications is giving rise to the need for the enhanced AI processing capabilities of our RTX GPUs.

The NVIDIA RTX platform makes it possible to render film-quality, photorealistic objects and environments with physically accurate shadows, reflections and refractions using ray tracing in real-time. Many leading 3D design and content creation applications developed by our ecosystem partners now support RTX, allowing professionals to accelerate and transform their workflows with NVIDIA RTX GPUs and software.

We offer NVIDIA Omniverse as a development platform and operating system for building and running virtual world simulation applications, available as a software subscription for enterprise use and free for individual use. Industrial enterprises are adopting Omniverse's 3D and simulation technologies to digitalize their complex physical assets, processes, and environments – building digital twins of factories, real time 3D product configurators, testing and validating autonomous robots and vehicles, powered by NVIDIA accelerated computing infrastructure on-premises and in the cloud.

Automotive

Automotive is comprised of platform solutions for automated driving from the cloud to the car. Leveraging our technology leadership in AI and building on our long-standing automotive relationships, we are delivering a complete end-to-end solution for the AV market under the DRIVE Hyperion brand. We have demonstrated multiple applications of AI within the car: AI can drive the car itself as a pilot in fully autonomous mode or it can also be a co-pilot, assisting the human driver while creating a safer driving experience.

We are working with several hundred partners in the automotive ecosystem including automakers, truck makers, tier-one suppliers, sensor manufacturers, automotive research institutions, HD mapping companies, and startups to develop and deploy AI systems for self-driving vehicles. Our unified AI computing architecture starts with training deep neural networks using our Data Center computing solutions, and then running a full perception, fusion, planning, and control stack within the vehicle on the NVIDIA DRIVE Hyperion platform. DRIVE Hyperion consists of the high-performance, energy efficient DRIVE AGX computing hardware running an in-vehicle operating system (DRIVE OS), a reference sensor set that supports full self-driving capability as well as an open, modular DRIVE software platform for autonomous driving, mapping, and parking services, and intelligent in-vehicle experiences.

In addition, we offer a scalable data center-based simulation solution based on NVIDIA Omniverse software to develop synthetic data for AI model training, as well as for testing and validating a self-driving platform. Our unique end-to-end, software-defined approach is designed for continuous innovation and continuous development, enabling cars to receive over-the-air updates to add new features and capabilities throughout the life of a vehicle.

Business Strategies

NVIDIA's key strategies that shape our overall business approach include:

Advancing the NVIDIA accelerated computing platform. Our accelerated computing platform can solve complex problems in significantly less time and with lower power consumption than alternative computational approaches. Indeed, it can help solve problems that were previously deemed unsolvable. We work to deliver continued performance leaps that outpace Moore's Law by leveraging innovation across the architecture, chip design, system, interconnect, algorithm, and software layers. This full-stack innovation approach allows us to deliver order-of-magnitude performance advantages relative to legacy approaches in our target markets, which include Data Center, Gaming, Professional Visualization, and Automotive. While the computing requirements of these end markets are diverse, we address them with a unified underlying architecture leveraging our GPUs, CPUs, CUDA and networking technologies as the fundamental building blocks. The programmable nature of our architecture allows us to make leveraged investments in research and development: we can support several multi-billion-dollar end markets with shared underlying technology by using a variety of software stacks developed either internally or by third-party developers and partners. We utilize this platform approach in each of our target markets.

Extending our technology and platform leadership in AI. We provide a complete, end-to-end accelerated computing platform for AI, addressing both training and inferencing. This includes full-stack data center-scale compute and networking solutions across processing units, interconnects, systems, and software. Our compute solutions include all three major processing units in AI servers – GPUs, CPUs, and DPUs. GPUs are uniquely suited to AI, and we will continue to add AI-specific features to our GPU architecture to further extend our leadership position.

In addition, we offer DGX Cloud, a fully managed AI-training-as-a-service platform, along with NVIDIA AI Enterprise—a comprehensive software suite designed to simplify the development and deployment of production-grade, end-to-end generative AI applications. NVIDIA AI Enterprise includes: NVIDIA NIM, which delivers a 2.5x increase in token throughput using industry-leading open and proprietary models; NVIDIA NeMo, a complete solution for curating, fine-tuning, evaluating, and safeguarding domain-adapted models; and AI Blueprints, pre-built, runnable templates that help enterprises build, optimize, and deploy AI agents while preserving privacy. These tools enable organizations to securely develop and run AI applications on NVIDIA-accelerated infrastructure anywhere.

Our AI technology leadership is reinforced by our large and expanding ecosystem in a virtuous cycle. Our computing platforms are available from virtually every major server maker and CSP, as well as on our own AI supercomputers. There are over 5.9 million developers worldwide using CUDA and our other software tools to help deploy our technology in our target markets. We evangelize AI through partnerships with hundreds of universities and thousands of startups through our Inception program. Additionally, our Deep Learning Institute provides instruction on the latest techniques on how to design, train, and deploy neural networks in applications using our accelerated computing platform.

Extending our technology and platform leadership in computer graphics. We believe that computer graphics infused with AI is fundamental to the continued expansion and evolution of computing. We apply our research and development resources to enhance the user experience for consumer entertainment and professional visualization applications and create new virtual world and simulation capabilities. Our technologies are instrumental in driving the gaming, design, and creative industries forward, as developers leverage our libraries and algorithms to deliver an optimized experience on our GeForce and NVIDIA RTX platforms. Our computer graphics platforms leverage AI end-to-end, from the developer tools and cloud services to the Tensor Cores included in all RTX-class GPUs. For example, NVIDIA Avatar Cloud Engine, or ACE, is

a suite of technologies that help developers bring digital avatars to life with generative AI, running in the cloud or locally on the PC. GeForce Experience enhances each gamer's experience by optimizing their PC's settings, as well as enabling the recording and sharing of gameplay. Our Studio drivers enhance and accelerate a number of popular creative applications. Omniverse is real-time 3D design collaboration and virtual world simulation software that empowers artists, designers, and creators to connect and collaborate in leading design applications. We also enable interactive graphics applications - such as games, movie and photo editing and design software - to be accessed by almost any device, almost anywhere, through our cloud platforms such as vGPU for enterprise and GeForce NOW for gaming.

Advancing the leading autonomous vehicle platform. We believe the advent of autonomous vehicles, or AV, and electric vehicles, or EV, is revolutionizing the transportation industry. The algorithms required for autonomous driving - such as perception, localization, and planning - are too complex for legacy hand-coded approaches and will use multiple neural networks instead. Therefore, we provide an AI-based hardware and software solution, designed and implemented from the ground up based on automotive safety standards, for the AV and EV market under the DRIVE brand, which we are bringing to market through our partnerships with automotive OEMs, tier-1 suppliers, and start-ups. Our AV solution also includes the GPU-based hardware required to train the neural networks before their in-vehicle deployment, as well as to re-simulate their operation prior to any over-the-air software updates. We believe our comprehensive, top-to-bottom and end-to-end approach will enable the transportation industry to solve the complex problems arising from the shift to autonomous driving.

Leveraging our intellectual property, or IP. We believe our IP is a valuable asset that can be accessed by our customers and partners through license and development agreements when they desire to build such capabilities directly into their own products or have us do so through a custom development. Such license and development arrangements can further enhance the reach of our technology.

Sales and Marketing

Our worldwide sales and marketing strategy is key to achieving our objective of providing markets with our high-performance and efficient computing platforms and software. Our sales and marketing teams, located across our global markets, work closely with customers and various industry ecosystems through our partner network. Our partner network incorporates global, regional and specialized CSPs, OEMs, ODMs, ISVs, global system integrators, add-in board manufacturers, or AIBs, distributors, automotive manufacturers and tier-1 automotive suppliers, and other ecosystem participants.

Members of our sales team have technical expertise and product and industry knowledge. We also employ a team of application engineers and solution architects to provide pre-sales assistance to our partner network in designing, testing, and qualifying system designs that incorporate our platforms. For example, our solution architects work with CSPs to provide pre-sales assistance to enable our customers to optimize their hardware and software infrastructure for generative AI and LLM training and deployment. They also work with foundation model and enterprise software developers to enable our customers to optimize the training and fine-tuning of their models and services, and with enterprise end-users, often in collaboration with their global system integrator of choice, to fine-tune models and build AI applications. We believe that the depth and quality of our design support are key to improving our partner network's time-to-market, maintaining a high level of customer satisfaction, and fostering relationships that encourage our customers and partner network to use the next generation of our products within each platform.

To encourage the development of applications optimized for our platforms and software, we seek to establish and maintain strong relationships in the software development community. Engineering and marketing personnel engage with key software developers to promote and discuss our platforms, as well as to ascertain individual product requirements and solve technical problems. Our developer program supports the development of AI frameworks, SDKs, and APIs for software applications and game titles that are optimized for our platforms. Our Deep Learning Institute provides in-person and online training for developers in industries and organizations around the world to build AI and accelerated computing applications that leverage our platforms.

Seasonality

Our computing platforms serve a diverse set of markets such as data centers, gaming, professional visualization, and automotive. Our desktop gaming products typically see stronger revenue in the second half of our fiscal year. Historical seasonality trends may not repeat.

Manufacturing

We utilize a fabless and contracting manufacturing strategy, whereby we employ and partner with key suppliers for all phases of the manufacturing process, including wafer fabrication, assembly, testing, and packaging. We use the expertise of industry-leading suppliers that are certified by the International Organization for Standardization in such areas as fabrication, assembly, quality control and assurance, reliability, and testing. Additionally, we can avoid many of the significant costs and risks associated with owning and operating manufacturing operations. While we may directly procure certain raw materials used in the production of our products, such as memory, substrates, and a variety of components, our suppliers are responsible for procurement of most raw materials used in the production of our products. As a result, we can focus our resources on product design, quality assurance, marketing, and customer support. In periods

of growth, we may place non-cancellable inventory orders for certain product components in advance of our historical lead times, pay premiums, or provide deposits to secure future supply and capacity and may need to continue to do so.

We have expanded our supplier relationships to build redundancy and resilience in our operations to provide long-term manufacturing capacity aligned with growing customer demand. Our supply chain is mainly concentrated in the Asia-Pacific region. We utilize foundries, such as Taiwan Semiconductor Manufacturing Company Limited, or TSMC, and Samsung Electronics Co., Ltd., or Samsung, to produce our semiconductor wafers. We purchase memory from SK Hynix Inc., Micron Technology, Inc., and Samsung. We utilize CoWoS technology for semiconductor packaging. We engage with independent subcontractors and contract manufacturers such as Hon Hai Precision Industry Co., Ltd., Wistron Corporation, and Fabrinet to perform assembly, testing and packaging of our final products.

Competition

The market for our products is intensely competitive and is characterized by rapid technological change and evolving industry standards. We believe that the principal competitive factors in this market are performance, breadth of product offerings, access to customers and partners and distribution channels, software support, conformity to industry standard APIs, manufacturing capabilities, processor pricing, and total system costs. We believe that our ability to remain competitive will depend on how well we are able to anticipate the features and functions that customers and partners will demand and whether we are able to deliver consistent volumes of our products at acceptable levels of quality and at competitive prices. We expect competition to increase from both existing competitors and new market entrants with products that may be lower priced than ours or may provide better performance or additional features not provided by our products. In addition, it is possible that new competitors or alliances among competitors could emerge and acquire significant market share.

A significant source of competition comes from companies that provide or intend to provide GPUs, CPUs, DPUs, embedded SoCs, and other accelerated, AI computing processor products, and providers of semiconductor-based high-performance interconnect products based on InfiniBand, Ethernet, Fibre Channel, and proprietary technologies. Some of our competitors may have greater marketing, financial, distribution and manufacturing resources than we do and may be more able to adapt to customers or technological changes. We expect an increasingly competitive environment in the future.

Our current competitors include:

- suppliers and licensors of hardware and software for discrete and integrated GPUs, custom chips and other accelerated computing solutions, including solutions offered for AI, such as Advanced Micro Devices, Inc., or AMD, Huawei Technologies Co. Ltd., or Huawei, and Intel Corporation, or Intel;

- large cloud services companies with internal teams designing hardware and software that incorporate accelerated or AI computing functionality as part of their internal solutions or platforms, such as Alibaba Group, Alphabet Inc., Amazon, Inc., or Amazon, Baidu, Inc., Huawei, and Microsoft Corporation, or Microsoft;

- suppliers of Arm-based CPUs and companies that incorporate hardware and software for CPUs as part of their internal solutions or platforms, such as Amazon, Huawei, and Microsoft;

- suppliers of hardware and software for SoC products that are used in servers or embedded into automobiles, autonomous machines, and gaming devices, such as Ambarella, Inc., AMD, Broadcom, Inc., or Broadcom, Intel, Qualcomm Incorporated, Renesas Electronics Corporation, and Samsung, or companies with internal teams designing SoC products for their own products and services, such as Tesla, Inc.; and

- networking products consisting of switches, network adapters (including DPUs), and cable solutions (including optical modules) include such as AMD, Arista Networks, Broadcom, Cisco Systems, Inc., Hewlett Packard Enterprise Company, Huawei, Intel, Lumentum Holdings Inc., and Marvell Technology, Inc. as well as internal teams of system vendors and large cloud services companies.

Patents and Proprietary Rights

We rely primarily on a combination of patents, trademarks, trade secrets, employee and third-party nondisclosure agreements, and licensing arrangements to protect our IP in the United States and internationally. Our currently issued patents have expiration dates from February 2025 to June 2045. We have numerous patents issued, allowed, and pending in the United States and in foreign jurisdictions. Our patents and pending patent applications primarily relate to our products and the technology used in connection with our products. We also rely on international treaties, organizations, and foreign laws to protect our IP. The laws of certain foreign countries in which our products are or may be manufactured or sold, including various countries in Asia, may not protect our products or IP rights to the same extent as the laws of the United States. This decreased protection makes the possibility of piracy of our technology and products more likely. We continuously assess whether and where to seek formal protection for innovations and technologies based on such factors as:

- the location in which our products are manufactured;

- our strategic technology or product directions in different countries;

- the degree to which IP laws exist and are meaningfully enforced in different jurisdictions; and

- the commercial significance of our operations and our competitors' operations in particular countries and regions.

We have licensed technology from third parties and expect to continue entering such license agreements.

Government Regulations

Our worldwide business activities are subject to various laws, rules, and regulations of the United States as well as of foreign governments.

Over the past three years, we have been subject to a series of shifting and expanding export control restrictions, impacting our ability to serve customers outside the United States.

In August 2022, the U.S. government, or the USG, announced licensing requirements that, with certain exceptions, impact exports to China (including Hong Kong and Macau) and Russia of our A100 and H100 integrated circuits, DGX or any other systems or boards which incorporate A100 or H100 integrated circuits.

In July 2023, the USG informed us of an additional licensing requirement for a subset of A100 and H100 products destined to certain customers and other regions, including some countries in the Middle East.

In October 2023, the USG announced new and updated licensing requirements that became effective in our fourth quarter of fiscal year 2024 for exports to China and Country Groups D1, D4, and D5 (including but not limited to Saudi Arabia, the United Arab Emirates, and Vietnam, but excluding Israel) of our products exceeding certain performance thresholds, including, but not limited to, the A100, A800, H100, H800, L4, L40, L40S and RTX 4090. The licensing requirements also apply to the export of products exceeding certain performance thresholds to a party headquartered in, or with an ultimate parent headquartered in, Country Group D5, including China. On October 23, 2023, the USG informed us that the licensing requirements were effective immediately for shipments of our A100, A800, H100, H800, and L40S products (removing the grace period granted by the official rule). Blackwell systems, such as GB200 NVL 72 and NVL 36 as well as B200 are also subject to these requirements and therefore require a license for any shipment to certain entities and to China and Country Groups D1, D4 and D5, excluding Israel. To date, we have not received licenses to ship these restricted products to China. Additionally, we understand that partners and customers have also not received a license to ship these restricted products.

On January 15, 2025, the USG published the "AI Diffusion" IFR in the Federal Register. After a 120-day delayed compliance period, the IFR will, unless modified, impose a worldwide licensing requirement on all products classified under Export Control Classification Numbers, or ECCNs, 3A090.a, 4A090.a, or corresponding .z ECCNs, including all related software and technology. Any system that incorporates one or more of the covered integrated circuits, or ICs, (including but not limited to NVIDIA DGX, HGX, and MGX systems) will be covered by the new licensing requirement. The licensing requirement will include future NVIDIA ICs, boards, or systems classified with ECCN 3A090.a or 4A090.a, or corresponding .z ECCNs, achieving certain total processing performance and/or performance density.

Unless a license exception is available, the worldwide licensing requirements will apply to the following NVIDIA products, and any others we develop that meet the characteristics of 3A090.a or 4A090.a, including but not limited to: A100, A800, H100, H200, H800, B100, B200, GB200, L4, L40S, and RTX 6000 Ada.

Our competitive position has been harmed by the existing export controls, and our competitive position and future results may be further harmed, over the long term, if there are further changes in the USG's export controls. Given the increasing strategic importance of AI and rising geopolitical tensions, the USG has changed and may again change the export control rules at any time and further subject a wider range of our products to export restrictions and licensing requirements, negatively impacting our business and financial results. In the event of such change, we may be unable to sell our inventory of such products and may be unable to develop replacement products not subject to the licensing requirements, effectively excluding us from all or part of the China market, as well as other impacted markets, including the Middle East and countries designated "Tier 2" by the AI Diffusion IFR. In addition to export controls, the USG may impose restrictions on the import and sale of products that incorporate technologies developed or manufactured in whole or in part in China. For example, the USG is considering restrictions on the import and sale of certain automotive products in the United States, which if adopted and interpreted broadly, could impact our ability to develop and supply solutions for our automotive customers.

While we work to enhance the resiliency and redundancy of our supply chain, which is currently concentrated in the Asia-Pacific region, new and existing export controls or changes to existing export controls could limit alternative manufacturing locations and negatively impact our business. Refer to "Item 1A. Risk Factors – Risks Related to Regulatory, Legal, Our Stock and Other Matters" for a discussion of this potential impact.

Compliance with laws, rules, and regulations has not otherwise had a material effect upon our capital expenditures, results of operations, or competitive position and we do not currently anticipate material capital expenditures for environmental control facilities. Compliance with existing or future governmental regulations, including, but not limited to, those pertaining to IP ownership and infringement, taxes, import and export requirements and tariffs, anti-corruption, business acquisitions, foreign exchange controls and cash repatriation restrictions, data privacy requirements, competition and antitrust, advertising, employment, product regulations, cybersecurity, environmental, health and safety requirements, the responsible use of AI, climate change, cryptocurrency, and consumer laws, could further increase our costs, impact our competitive position, and otherwise may have a material adverse impact on our business, financial condition and results of operations in subsequent periods. Refer to "Item 1A. Risk Factors" for a discussion of these potential impacts.

Sustainability and Governance

NVIDIA invents computing technologies that improve lives and address global challenges. Our goal is to integrate sound environmental, social, and corporate governance principles and practices into every aspect of the Company. The Nominating and Corporate Governance Committee of our Board of Directors is responsible for reviewing and discussing with management our practices related to sustainability and corporate governance. We assess our programs annually in consideration of stakeholder expectations, market trends, and business risks and opportunities. These issues are important for our continued business success and reflect the topics of highest concern to NVIDIA and our stakeholders.

The following section and the Human Capital Management Section below provide an overview of our principles and practices. More information can be found on our website and in our annual Sustainability Report. Information contained on our website or in our annual Sustainability Report is not incorporated by reference into this or any other report we file with the Securities and Exchange Commission, or the SEC. Refer to "Item 1A. Risk Factors" for a discussion of risks and uncertainties we face related to sustainability.

Climate Change

In the area of environmental sustainability, we work to address our climate impacts across our product lifecycle and assess related risks, including current and emerging regulations and market impacts.

In May 2024, we published metrics related to our environmental impact for fiscal year 2024. Fiscal year 2025 metrics are expected to be published in the first half of fiscal year 2026. There has been no material impact to our capital expenditures, results of operations or competitive position associated with global environmental sustainability regulations, compliance, or costs from sourcing renewable energy. We committed to purchase or generate enough renewable energy to match 100% of our global electricity usage for offices and data centers under our operational control starting with our fiscal year 2025. In fiscal year 2024, we made progress towards this goal and increased the percentage of our electricity use matched by renewable energy to 76%. By the end of fiscal year 2026, we also aim to engage manufacturing suppliers comprising at least 67% of NVIDIA's scope 3 category 1 GHG emissions with the goal of effecting supplier adoption of science-based targets.

Whether it is creation of technology to power next-generation laptops or designs to support high-performance supercomputers, improving energy efficiency is important in our research, development, and design processes. GPU-accelerated computing is inherently more energy efficient than traditional computing for many workloads because it is optimized for throughput, performance per watt, and certain AI workloads. We continue to have a strong presence on the Green500 list of the most energy-efficient systems—we powered 8 of the top 10 most energy efficient systems, including the top supercomputer, on the November 2024 Green500 list.

We launched our Earth-2 initiative to create a digital twin of the Earth on NVIDIA AI and NVIDIA Omniverse platforms. Earth-2 will enable scientists, companies, and policy makers to do ultra-high-resolution predictions of the impact of climate change and explore mitigation and adaptation strategies.

Human Capital Management

We believe that our employees are our greatest assets, and they play a key role in creating long-term value for our stakeholders. As of the end of fiscal year 2025, we had approximately 36,000 employees in 38 countries; 27,100 were engaged in research and development and 8,900 were engaged in sales, marketing, operations, and administrative positions. The Compensation Committee of our Board of Directors assists in the oversight of policies and strategies relating to human capital management.

To execute our business strategy successfully, we must recruit, develop, and retain the very best talent globally, including exceptional executives, scientists, engineers, and technical and non-technical staff.

Recruitment

As the demand for global technical talent continues to be high, we have grown our technical workforce and have been successful in attracting top talent to NVIDIA. We have attracted talent worldwide through our strong employer brand and differentiated hiring strategies for college, professional, and leadership talent. Our workforce is 82% technical and 51%

hold advanced degrees. Additionally, we have increased our focus on diversity recruiting and we welcome employees of all backgrounds. Our own employees also help to surface top talent, with over 41% of our new hires in fiscal year 2025 coming from employee referrals.

Development and Retention

To support employee development, we provide opportunities to learn on-the-job through training courses, targeted development programs, mentoring and peer coaching and ongoing feedback. We constantly upgrade our learning offerings to ensure that our employees are exposed to the most current content and technologies available. We offer tuition reimbursement programs to subsidize educational programs and advanced certifications and encourage internal job mobility. We have also implemented specifically designed mentoring and development programs for women and employees from traditionally underrepresented groups to ensure widespread readiness for future advancement.

To evaluate employee sentiment and engagement, we use pulse surveys, a suggestion box, and an anonymous third-party platform. We want NVIDIA to be a place where people can grow their careers over their lifetime and our employees tend to come and stay. In fiscal year 2025, our overall turnover rate was 2.5%.

Compensation, Benefits, and Well-Being

Our compensation program rewards performance and is structured to encourage employees to invest in the Company's future. Employees receive equity, except where unavailable due to local regulations, that is tied to the value of our stock price and vests over time to retain employees while simultaneously aligning their interests with those of our shareholders.

We offer comprehensive benefits to support our employees' and their families' physical health, well-being, and financial health. Programs include 401(k) programs in the U.S., statutory and supplemental pension programs outside the U.S., our employee stock purchase program, flexible work hours, and time off policies. We evaluate our benefit offerings globally and aim to provide comparable support across the regions where we operate. We offer tailored benefits based on the needs of our employees including continuing support for parents; both new birth parents and those who wish to become parents. Our support is enhanced during times of crisis, such as war or economic volatility, to take care of our existing team of world-class talent and their families.

Diversity, Inclusion and Belonging at NVIDIA

We believe that diverse teams fuel innovation, and we are committed to creating an inclusive culture that supports all our employees.

When recruiting new talent or developing our current employees, we strive to build a diverse talent pipeline that includes those underrepresented in the technology field, including women, Black/African American, and Hispanic/Latino candidates.

To this end, we:

- Hire, promote and compensate our employees based on merit;

- Partner with institutions and professional organizations serving historically underrepresented communities;

- Enlist dedicated recruiting teams to shepherd underrepresented candidates through the interview process and identify internal opportunities;

- Support the development and growth of women employees through programs aimed at building a pipeline of future leaders;

- Provide peer support and executive sponsors for our internal community resource groups;

- Provide training and education to managers and peers on fostering supportive environments that allow all our employees to do their best work;

- Track equity and parity in retention, promotions, pay, and employee engagement scores; and

- Measure year over year progress and provide leadership visibility on talent and diversity efforts.

As of the end of fiscal year 2025, our global workforce was 78% male, 21% female, and 1% not declared, with 6% of our workforce in the United States composed of Black or African American and Hispanic or Latino employees.

Flexible Working Environment

We support a flexible work environment allowing us to recruit the very best employees, regardless of where they live. This flexibility supports diverse hiring, retention of talent, including working parents and other caregivers and employee engagement, which we believe makes NVIDIA a great place to work. We also provide company-wide 2-days off per quarter for employees to rest and recharge.

Information About Our Executive Officers

The following sets forth certain information regarding our executive officers, their ages, and positions as of February 21, 2025:

Name	Age	Position
Jen-Hsun Huang	62	President and Chief Executive Officer
Colette M. Kress	57	Executive Vice President and Chief Financial Officer
Ajay K. Puri	70	Executive Vice President, Worldwide Field Operations
Debora Shoquist	70	Executive Vice President, Operations
Timothy S. Teter	58	Executive Vice President and General Counsel

Jen-Hsun Huang co-founded NVIDIA in 1993 and has served as our President, Chief Executive Officer, and a member of the Board of Directors since our inception. From 1985 to 1993, Mr. Huang was employed at LSI Logic Corporation, a computer chip manufacturer, where he held a variety of positions including as Director of Coreware, the business unit responsible for LSI's SOC. From 1983 to 1985, Mr. Huang was a microprocessor designer for AMD, a semiconductor company. Mr. Huang holds a B.S.E.E. degree from Oregon State University and an M.S.E.E. degree from Stanford University.

Colette M. Kress joined NVIDIA in 2013 as Executive Vice President and Chief Financial Officer. Prior to NVIDIA, Ms. Kress most recently served as Senior Vice President and Chief Financial Officer of the Business Technology and Operations Finance organization at Cisco Systems, Inc., a networking equipment company, since 2010. At Cisco, Ms. Kress was responsible for financial strategy, planning, reporting and business development for all business segments, engineering and operations. From 1997 to 2010 Ms. Kress held a variety of positions at Microsoft, a software company, including, beginning in 2006, Chief Financial Officer of the Server and Tools division, where Ms. Kress was responsible for financial strategy, planning, reporting and business development for the division. Prior to joining Microsoft, Ms. Kress spent eight years at Texas Instruments Incorporated, a semiconductor company, where she held a variety of finance positions. Ms. Kress holds a B.S. degree in Finance from University of Arizona and an M.B.A. degree from Southern Methodist University.

Ajay K. Puri joined NVIDIA in 2005 as Senior Vice President, Worldwide Sales and became Executive Vice President, Worldwide Field Operations in 2009. Prior to NVIDIA, he held positions in sales, marketing, and general management over a 22-year career at Sun Microsystems, Inc., a computing systems company. Mr. Puri previously held marketing, management consulting, and product development positions at Hewlett-Packard, an information technology company, Booz Allen Hamilton Inc., a management and technology consulting company, and Texas Instruments Incorporated. Mr. Puri holds a B.S.E.E. degree from the University of Minnesota, an M.S.E.E. degree from the California Institute of Technology and an M.B.A. degree from Harvard Business School.

Debora Shoquist joined NVIDIA in 2007 as Senior Vice President of Operations and in 2009 became Executive Vice President of Operations. Prior to NVIDIA, Ms. Shoquist served from 2004 to 2007 as Executive Vice President of Operations at JDS Uniphase Corp., a provider of communications test and measurement solutions and optical products for the telecommunications industry. She served from 2002 to 2004 as Senior Vice President and General Manager of the Electro-Optics business at Coherent, Inc., a manufacturer of commercial and scientific laser equipment. Previously, she worked at Quantum Corp., a data protection company, as President of the Personal Computer Hard Disk Drive Division, and at Hewlett-Packard. Ms. Shoquist holds a B.S. degree in Electrical Engineering from Kansas State University and a B.S. degree in Biology from Santa Clara University.

Timothy S. Teter joined NVIDIA in 2017 as Senior Vice President, General Counsel and Secretary and became Executive Vice President, General Counsel and Secretary in February 2018. Prior to NVIDIA, Mr. Teter spent more than two decades at the law firm of Cooley LLP, where he focused on litigating patent and technology related matters. Prior to attending law school, he worked as an engineer at Lockheed Missiles and Space Company, an aerospace company. Mr. Teter holds a B.S. degree in Mechanical Engineering from the University of California at Davis and a J.D. degree from Stanford Law School.

Available Information

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, are available free of charge on or through our website, *http://www.nvidia.com*, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission, or the SEC. The SEC's website, *http://www.sec.gov*, contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our web site and the information on it or connected to it are not a part of this Annual Report on Form 10-K.

Item 1A. Risk Factors

The following risk factors should be considered in addition to the other information in this Annual Report on Form 10-K. The following risks could harm our business, financial condition, results of operations or reputation, which could cause our stock

price to decline. Additional risks, trends and uncertainties not presently known to us or that we currently believe are immaterial may also harm our business, financial condition, results of operations or reputation.

Risk Factors Summary

Risks Related to Our Industry and Markets
- Failure to meet the evolving needs of our industry and markets may adversely impact our financial results.

- Competition could adversely impact our market share and financial results.

Risks Related to Demand, Supply, and Manufacturing
- Long manufacturing lead times and uncertain supply and component availability, combined with a failure to estimate customer demand accurately has led and could lead to mismatches between supply and demand.

- Dependency on third-party suppliers and their technology to manufacture, assemble, test, or package our products reduces our control over product quantity and quality, manufacturing yields, and product delivery schedules and could harm our business.

- Defects in our products have caused and could cause us to incur significant expenses to remediate and could damage our business.

Risks Related to Our Global Operating Business
- Adverse economic conditions may harm our business.

- International sales and operations are a significant part of our business, which exposes us to risks that could harm our business.

- Product, system security and data breaches and cyber-attacks could disrupt our operations and adversely affect our financial condition, stock price and reputation.

- Business disruptions could harm our operations and financial results.

- Climate change may have a long-term impact on our business.

- We may not be able to realize the potential benefits of business investments or acquisitions, nor successfully integrate acquisition targets.

- A significant amount of our revenue stems from a limited number of partners and distributors and we have a concentration of sales to customers, and our revenue could be adversely affected if we lose or are prevented from selling to any of these end customers.

- We may be unable to attract, retain, and motivate our executives and key employees.

- Modification or interruption of our business processes and information systems may disrupt our business and internal controls.

- Our operating results have in the past fluctuated and may in the future fluctuate, and if our operating results are below the expectations of securities analysts or investors, our stock price could decline.

Risks Related to Regulatory, Legal, Our Stock, and Other Matters
- We are subject to complex laws, rules, regulations, and political and other actions, including restrictions on the export of our products, which may adversely impact our business.

- Increased scrutiny regarding our corporate sustainability practices could result in financial, reputational, or operational harm and liability.

- Issues relating to the responsible use of our technologies, including AI, may result in reputational or financial harm and liability.

- Adequately protecting our IP rights could be costly, and our ability to compete could be harmed if we are unsuccessful or if we are prohibited from making or selling our products.

- We are subject to stringent and changing data privacy and security laws, rules, regulations, and other obligations. These areas could damage our reputation, deter customers, affect product design, or result in legal or regulatory proceedings and liability.

- Our operating results may be adversely impacted by additional tax liabilities, higher than expected tax rates, changes in tax laws, and other tax-related factors.

- Our business is exposed to the burden and risks associated with litigation, investigations, and regulatory proceedings.

- Delaware law, provisions in our governing documents and our agreement with Microsoft could delay or prevent a change in control.

Risk Factors

Risks Related to Our Industry and Markets

Failure to meet the evolving needs of our industry and markets may adversely impact our financial results.

Our accelerated computing platforms experience rapid changes in technology, customer requirements, competitive products, and industry standards.

Our success depends on our ability to:

- timely identify industry changes, adapt our strategies, and develop new or enhance and maintain existing products and technologies that meet the evolving needs of our markets, including addressing unexpected shifts in industry standards or disruptive technological innovations that could render our products incompatible with those developed by other companies;

- develop or acquire new products and technologies through investments in research and development;

- launch new offerings with new business models including software, services, and cloud solutions, as well as software-, infrastructure-, or platform-as-a-service solutions;

- expand the ecosystem for our products and technologies;

- meet evolving and prevailing customer and industry safety, security, reliability expectations, and compliance standards;

- manage product and software lifecycles to maintain customer and end-user satisfaction;

- develop, acquire, maintain, and secure access to the internal and external infrastructure needed to scale our business, including sufficient energy for powering data centers using our products, acquisition integrations, customer support, e-commerce, IP licensing capabilities, and cloud service capacity; and

- complete technical, financial, operational, compliance, sales and marketing investments for the above activities.

We have invested in research and development in markets where we have a limited operating history, which may not produce meaningful revenue for several years, if at all. If we fail to develop or monetize new products and technologies, or if they do not become widely adopted, our financial results could be adversely affected. Obtaining design wins may involve a lengthy process and depends on our ability to anticipate and provide features and functionality that customers will demand. They also do not guarantee revenue. Failure to obtain a design win may prevent us from obtaining future design wins in subsequent generations. We cannot ensure that our products and technologies will provide value to our customers and partners. If we fail any of these key success criteria, our financial results may be harmed.

We offer enterprise customers NVIDIA DGX Cloud services, which include cloud-based infrastructure, software and services for training and deploying AI models. We have partnered with CSPs to host such software and services in their data centers, and we entered and may continue to enter into multi-year cloud service agreements to support these offerings and our research and development activities. The timing and availability of these cloud services have changed and may continue to shift, impacting our revenue, expenses, and development timelines. NVIDIA DGX Cloud services may not be successful and will take time, resources, and investment. We also offer or plan to offer standalone software solutions, including NVIDIA AI Enterprise, NVIDIA Omniverse, NVIDIA DRIVE, and other software products. These new business models or strategies may not be successful, and we may fail to sell any meaningful standalone software or services. We may incur significant costs and may not achieve any significant revenue from these offerings.

Competition could adversely impact our market share and financial results.

Our target markets remain competitive, and competition may intensify with expanding and changing product and service offerings, industry standards, customer and market needs, new entrants and consolidations. Our competitors' products, services and technologies, including those mentioned above in this Annual Report on Form 10-K, may be cheaper or provide better functionality or features than ours, which has resulted and may in the future result in lower-than-expected selling prices or demand for our products. Some of our competitors operate their own fabrication facilities, and have longer operating histories, larger customer bases, more comprehensive IP portfolios and patent protections, more design

wins, and greater financial, sales, marketing and distribution resources than we do. These competitors may be able to acquire market share and/or prevent us from doing so, more effectively identify and capitalize upon opportunities in new markets and end-user trends, more quickly transition their products, and impinge on our ability to procure sufficient foundry capacity and scarce input materials during a supply-constrained environment, which could harm our business. Some of our customers have in-house expertise and internal development capabilities similar to some of ours and can use or develop their own solutions to replace those we are providing. For example, others may offer cloud-based services that compete with our AI cloud service offerings, and we may not be able to establish market share sufficient to achieve the scale necessary to meet our business objectives. If we are unable to successfully compete in this environment, demand for our products, services and technologies could decrease and we may not establish meaningful revenue.

Risks Related to Demand, Supply, and Manufacturing

Long manufacturing lead times and uncertain supply and component availability, combined with a failure to estimate customer demand accurately, has led and could lead to mismatches between supply and demand.

We have long manufacturing lead times and build finished products and maintain inventory in advance of anticipated demand. In periods of shortages impacting the semiconductor industry and/or limited supply or capacity in our supply chain, the lead times for certain supply may be extended. We have previously experienced and may continue to experience extended lead times of more than 12 months. To secure future supply and capacity, we have paid premiums, provided deposits, and entered into long-term supply agreements and capacity commitments, which have increased our product costs and this may continue. We may still be unable to secure sufficient commitments for capacity to address our business needs.

If we inaccurately estimate demand, or our customers change orders, as we have experienced in the past, we may not be able to reduce our supply commitments in time, at the same rate, or at all. Significant mismatches between supply and demand have varied across our market platforms, resulted in both product shortages and excess inventory, significantly harmed our financial results and could reoccur. If we underestimate demand, and our foundry partners and contract manufacturers are unable to increase production or provide sufficient supply, we may not be able to meet increased customer demand in a timely manner, or at all. Our reputation and customer relationships could be damaged and we could lose revenue and market share. Additionally, since some of our products are part of a complex data center buildout, supply constraints or availability issues with respect to any one component have had and may have a broader revenue impact. For example, our ability to sell certain products has been and could be impeded if components necessary for the finished products are not available from third parties.

If we overestimate demand, or if customers cancel or defer orders or choose to purchase from our competitors, we may not be able to utilize on-hand inventory or reduce purchase commitments accordingly. We have had to reduce average selling prices, including due to our channel pricing programs, increase prices for certain of our products as a result of our suppliers' increase in prices, write down our inventory, incur cancellation penalties, and record impairments, and may have to do so in the future. These impacts would be amplified by our non-cancellable and non-returnable purchase orders placed in advance of our historical lead times and could be exacerbated if we need to make changes to the design of future products. The risk of these impacts has increased and may continue to increase as our purchase obligations and prepaids have grown and are expected to continue to grow and become a greater portion of our total supply. All of these factors may negatively impact our gross margins and financial results.

Factors that have caused and/or could in the future cause us to underestimate or overestimate demand, and impact the timing and volume of our revenue, include:

- changes in product development cycles and time to market;

- competing technologies and competitor product releases, announcements or other actions;

- changes in business and economic conditions;

- sudden or sustained government lockdowns or public health issues;

- rapidly changing technology or customer requirements;

- the availability of sufficient data center capacity or energy for customers to procure;

- new product introductions and transitions resulting in less demand for existing products;

- new or unexpected end-use cases;

- increase in demand for competitive products;

- changes in end-user demand;

- purchasing decisions made, and inventory levels held by, distributors, ODMs, OEMs, system integrators, other channel partners and other third parties;

- the ability of developers, end customers and other third parties to build, enhance, and maintain accelerated computing applications that leverage our platforms;

- the availability of third-party content on our platforms, such as GeForce NOW;

- the demand for accelerated computing, AI-related cloud services, or large language models;

- changes that impact the ecosystem for the architectures underlying our products and technologies;

- government actions or changes in governmental policies, such as export controls, increased restrictions on gaming usage, or tariffs; and

- our customers' ability to invest in AI infrastructure.

Challenges in estimating demand could become more pronounced or volatile in the future on both a global and regional basis. Extended lead times may occur if we experience other supply constraints caused by natural disasters, pandemics or other events. In addition, geopolitical tensions, such as those involving Taiwan and China, which comprise a significant portion of our revenue and where we have suppliers, contract manufacturers, and assembly partners who are critical to our supply continuity, could have a material adverse impact on us.

We continue to increase our supply and capacity purchases with existing and new suppliers to support our demand projections and increasing complexity of our data center products. With these additions, we have also entered and may continue to enter into prepaid manufacturing and capacity agreements to supply both current and future products. The increased purchase volumes and integration of new suppliers and contract manufacturers into our supply chain creates more complexity in managing multiple suppliers with variations in production planning, execution and logistics. Our expanding product portfolio and varying component compatibility and quality may lead to increased inventory levels. We have incurred and may in the future incur inventory provisions or impairments if our inventory or supply or capacity commitments exceed demand for our products or demand declines.

Product transitions are complex and we often ship both new and prior architecture products simultaneously as our channel partners prepare to ship and support new products. We are generally in various stages of transitioning the architectures of our Data Center, Gaming, Professional Visualization, and Automotive products. The computing industry is experiencing a broader and faster launch cadence of accelerated computing platforms to meet a growing and diverse set of AI opportunities. We have introduced a new product and architecture cadence of our Data Center solutions where we seek to complete new computing solutions each year and provide a greater variety of Data Center offerings. The increased frequency of these transitions and the larger number of products and product configurations may magnify the challenges associated with managing our supply and demand which may further create volatility in our revenue. Qualification time for new products, customers anticipating product transitions, and channel partners reducing channel inventory of prior architectures ahead of new product introductions can reduce, or create volatility in, our revenue. We have experienced and may in the future experience reduced demand for current generation architectures when customers anticipate transitions, and we may be unable to sell multiple product architectures at the same time for current and future architecture transitions. Our financial results have been and may in the future be negatively impacted if we are unable to execute our architectural transitions as planned for any reason. The increased frequency and complexity of newly introduced products could result in unanticipated quality or production issues that could increase the magnitude of inventory provisions, warranty, or other costs or result in product delays. For example, our gross margins in the second quarter of fiscal year 2025 were negatively impacted by inventory provisions for low-yielding Blackwell material.

We incur significant engineering development resources for new products, and changes to our product roadmap may impact our ability to develop other products or adequately manage our supply chain cost. Customers may delay purchasing existing products as we increase the frequency of new products or may not be able to adopt our new products as fast as forecasted, both impacting the timing of our revenue and supply chain cost. While we have managed prior product transitions and have sold multiple product architectures at the same time, these transitions are difficult, may impair our ability to predict demand and impact our supply mix, and may cause us to incur additional costs.

Demand estimates for our products, applications, and services can be incorrect, which may create volatility in our revenue or supply levels. We may not be able to generate significant revenue from them. Because our products may be used in multiple use cases and applications, it is difficult to estimate with any reasonable degree of precision the impact of generative AI models on our reported revenue or forecasted demand.

The use of our GPUs for new, mercurial, or trendy applications, has impacted and can impact in the future demand for our products, including by leading to inconsistent spikes and drops in demand. For example, several years ago, our Gaming GPUs began to be used for mining digital currencies, such as Ethereum. It is difficult for us to estimate with any reasonable degree of precision the past or current impact of cryptocurrency mining, or forecast the future impact of

cryptocurrency mining, on demand for our products. Volatility in the cryptocurrency market, including new compute technologies, price changes in cryptocurrencies, government cryptocurrency policies and regulations, new cryptocurrency standards and changes in the method of verifying blockchain transactions, has impacted and can in the future impact cryptocurrency mining and demand for our products and can further impact our ability to estimate demand for our products. Changes to cryptocurrency standards and processes including, but not limited to, the Ethereum 2.0 merge in 2022, have reduced and may in the future decrease the usage of GPUs for Ethereum mining. This has created and may in the future create increased aftermarket sales of our GPUs, which could negatively impact retail prices for our GPUs and reduce demand for our new GPUs. In general, our new products or previously sold products may be resold online or on the unauthorized "gray market," which also makes demand forecasting difficult. Gray market products and reseller marketplaces compete with our new products and distribution channels. Our inability to accurately predict our demand that arises from new use cases may create volatility in our revenue.

Dependency on third-party suppliers and their technology to manufacture, assemble, test, or package our products reduces our control over product quantity and quality, manufacturing yields, and product delivery schedules and could harm our business.

We depend on foundries to manufacture our semiconductor wafers using their fabrication equipment and techniques. We do not assemble, test, or package our products, but instead contract with independent subcontractors. These subcontractors assist with procuring components used in our systems, boards, and products. We face risks which have adversely affected or could adversely affect our ability to meet customer demand and scale our supply chain, negatively impact longer-term demand for our products and services, and adversely affect our business operations, gross margin, revenue and/or financial results, including:

- lack of guaranteed supply of wafer, component and capacity;

- decommitment by our suppliers;

- potential higher wafer and component prices resulting from incorrectly estimating demand and failing to place orders with our suppliers with sufficient quantities or timely;

- failure by our foundries or contract manufacturers to procure raw materials or provide adequate levels of manufacturing or test capacity for our products;

- failure by our foundries to develop, obtain, or successfully implement high quality process technologies, including transitions to smaller geometry process technologies such as advanced process node technologies and memory designs needed to manufacture our products;

- failure by our suppliers to comply with our policies and expectations and emerging regulatory requirements;

- limited number and geographic concentration of global suppliers, foundries, contract manufacturers, assembly and test providers and memory manufacturers;

- loss of a supplier and additional expense and/or production delays as a result of qualifying a new foundry or subcontractor and commencing volume production or testing in the event of a loss, addition or change of a supplier;

- lack of direct control over product quantity, quality, and delivery schedules;

- integration of new suppliers and contract manufacturers creating more complexity in managing multiple suppliers with variations in production planning, execution, and logistics;

- suppliers or their suppliers failing to provide high quality products and/or making changes to their products without our qualification;

- delays in product shipments, shortages, a decrease in product quality and/or higher expenses in the event our subcontractors or foundries prioritize our competitors' or other customers' orders over ours;

- requirements to place orders that are not cancellable upon changes in demand or requirements to prepay for supply in advance;

- low manufacturing yields resulting from issues in our product design or a foundry's proprietary process technology;

- suppliers extending lead times and/or increasing costs during shortages; and

- disruptions in manufacturing, assembly and other processes due to closures related to heat waves, earthquakes, fires, or other natural disasters, electricity conservation efforts, pandemics, and cybersecurity incidents.

Defects in our products have caused and could cause us to incur significant expenses to remediate, which can damage our reputation and cause us to lose market share.

Our hardware and software product and service offerings are complex. They have in the past and may in the future contain defects, security vulnerabilities, experience failures, or unsatisfactory performance due to issues in design, fabrication, packaging, materials, bugs and/or use within a system. These risks may also increase when our products are introduced into new devices, markets, technologies and applications, or new versions are released, and when we rely on partners to supply and manufacture components that are used in our products, as these arrangements reduce our direct control over production. AI software products that we or our partners offer rely on training data that may originate from third parties and new training methods, and the resulting products may contain unknown or undetected defects and errors, or reflect unintended bias. Although arrangements with component providers may contain provisions for product defect expense reimbursement, we generally remain responsible to the customer for warranty product defects that may occur from time to time. Some failures in our products or services have been in the past and may in the future be only discovered after a product or service has been shipped or used.

Undiscovered vulnerabilities in our products or services could result in loss of data or intangible property, or expose our customers to unscrupulous third parties who develop and deploy malicious software programs that could attack our products or services. Defects or failure of our offerings to perform to specifications could lead to substantial damage to the products in which our offerings have been integrated by OEMs, ODMs, AIB manufacturers, automotive manufacturers, and tier 1 automotive suppliers, and to the user of such end product. Any such defect may cause us to incur significant warranty, support, and repair or replacement costs as part of a product recall or otherwise, write-off the value of related inventory, and divert the attention of our engineering and management personnel from our product development efforts to find and correct the issue. Our efforts to remedy these issues may not be timely or satisfactory to our customers. An error or defect in new products, releases or related software drivers after commencement of commercial shipments could result in failure to achieve market acceptance, loss of design wins, temporary or permanent withdrawal from a product or market and harm to our relationships with existing and prospective customers and partners and consumers' perceptions of our brand, which would in turn negatively impact our business operations, gross margin, revenue and/or financial results. We may be required to reimburse our customers, partners or consumers, including for costs to repair or replace products in the field or in connection with indemnification obligations, or pay fines imposed by regulatory agencies.

For example, in fiscal year 2023, a defect was identified in a third-party component embedded in certain Data Center products. This defect has had, and other defects may in the future have, an adverse effect on our cost and supply of components and finished goods. These costs could be significant in future periods. We recorded a net warranty liability during fiscal year 2023 primarily in connection with this defect. While we believe we have accurately recorded for warranty obligations, we may need to record additional amounts in the future if our estimate proves to be incorrect. In general, if a product liability claim regarding any of our products is brought against us, even if the alleged damage is due to the actions or inactions of a third party, such as within our supply chain, the cost of defending the claim could be significant and would divert the efforts of our technical and management personnel and harm our business. Further, our business liability insurance may be inadequate or future coverage may be unavailable on acceptable terms, which could adversely impact our financial results.

Risks Related to Our Global Operating Business

Adverse economic conditions may harm our business.

Economic and industry uncertainty or changes, including recession or slowing growth, inflation, changes or uncertainty in fiscal, monetary, or trade policy, disruptions to capital markets and the banking system, currency fluctuations, higher interest rates, tighter credit, lower capital expenditures by businesses, including on IT infrastructure, increases in unemployment, labor shortages, and lower consumer confidence and spending, global supply chain constraints, and global economic and geopolitical developments, including the implementation of tariffs by the USG or other governments, have in the past and/or could in the future have adverse, wide-ranging effects on our business and financial results, including:

- increased costs for wafers, components, logistics, and other supply chain expenses, which have negatively impacted our gross margin in the past and may do so in the future;

- increased supply, employee, facilities and infrastructure costs and volatility in the financial markets, which have reduced and may in the future reduce our margins;

- decrease in demand for our products, services and technologies and those of our customers, partners or licensees;

- the inability of our suppliers to deliver on their supply commitments to us and our customers' or our licensees' inability to supply products to customers and/or end users;

- limits on our ability to forecast operating results and make business decisions;

- the insolvency of key suppliers, distributors, customers, CSPs, data center providers, licensing parties or other third parties we rely on;

- reduced profitability of customers, which may cause them to scale back operations, exit businesses, file for bankruptcy protection and potentially cease operations, or lead to mergers, consolidations or strategic alliances among other companies, which could adversely affect our ability to compete effectively; and

- increased credit and collectability risks, higher borrowing costs or reduced availability of capital markets, reduced liquidity, adverse impacts on our customers and suppliers, failures of counterparties, including financial institutions and insurers, asset impairments, and declines in the value of our financial instruments.

Adverse developments affecting financial institutions, such as bank failures or instability, or concerns or speculation about similar events or risks, could lead to market-wide liquidity problems and other disruptions, which could impact our customers' ability to fulfill their payment obligations to us, our vendors' ability to fulfill their contractual obligations to us, or our ability to fulfill our own obligations.

Additionally, we maintain an investment portfolio of various holdings, types, and maturities. These investments are subject to general credit, liquidity, market and interest rate risks, which may be exacerbated by market downturns or events that affect global financial markets, as described above. A majority of our investment portfolio comprises USG securities. A decline in global financial markets for long periods or a downgrade of the USG credit rating due to an actual or threatened default on government debt could result in higher interest rates, a decline in the value of the U.S. dollar, reduced market liquidity or other adverse conditions. These factors could cause an unrealized or realized loss position in our investments or require us to record impairment charges.

International sales and operations are a significant part of our business, which exposes us to risks that could harm our business.

We sell our products internationally, and we also have operations and conduct business internationally. Our semiconductor wafers are manufactured, assembled, tested and packaged by third parties located outside of the United States, and we generated 53% of our revenue in fiscal year 2025 from sales outside the United States. The market in China, where our offerings are limited by export controls, is highly competitive and we expect it to remain competitive going forward. The global nature of our business subjects us to a number of risks and uncertainties, which have had in the past and could in the future have a material adverse effect on our business, financial condition and results of operations. These include domestic and international economic and political conditions in countries in which we and our suppliers and manufacturers do business, government lockdowns to control case spread of global or local health issues, differing legal standards with respect to protection of IP and employment practices, different domestic and international business and cultural practices, disruptions to capital markets, counter-inflation policies, currency fluctuations, natural disasters, acts of war or other military actions, terrorism, public health issues, restrictions on international trade, such as tariffs, sanctions, and other controls on imports or exports, and catastrophic events.

Product, system security, and data protection incidents or breaches, as well as cyber-attacks, could disrupt our operations, reduce our expected revenue, increase our expenses, and significantly harm our business and reputation.

Security breaches, computer malware, social-engineering attacks, denial-of-service attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, and other cyber-attacks are becoming increasingly sophisticated, making it more difficult to successfully detect, defend against them or implement adequate preventative measures.

Cyber-attacks, including ransomware attacks by organized criminal threat actors, nation-states, and nation-state-supported actors, may become more prevalent and severe. Our ability to recover from ransomware attacks may be limited if our backups have been affected by the attack, or if restore from backups is delayed or not feasible.

Individuals, groups of hackers and sophisticated organizations, including nation-states and nation-state-supported actors, and other threat actors have engaged and are expected to continue to engage in cyber-attacks. Additionally, some actors are using AI technology to launch more automated, targeted and coordinated attacks. Due to geopolitical conflicts and during times of war or other major conflicts, we and the third parties we rely upon may be subject to a heightened risk of cyber-attacks that could materially disrupt our ability to provide services and products. We may also face cybersecurity threats due to error or intentional misconduct by employees, contractors or other third-party service providers. Certain aspects of effective cybersecurity are dependent upon our employees, contractors and/or other third-party service providers safeguarding our sensitive information and adhering to our security policies and access control mechanisms. We have in the past experienced, and may in the future experience, security incidents arising from a failure to properly handle sensitive information or adhere to our security policies and access control mechanisms, including, for example, employees posting company data on third-party websites without permission, and, although no such events have had a material adverse effect on our business, there can be no assurance that an insider threat or error will not result in an incident that is material to us or lead to negative publicity. Furthermore, we rely on products and services provided by third-party suppliers to operate certain critical business systems, including without limitation, cloud-based infrastructure, encryption and authentication technology, employee email and other functions, which exposes us to

supply-chain attacks or other business disruptions. We cannot guarantee that third parties and infrastructure in our supply chain or our partners' supply chains have not been compromised or that they do not contain exploitable vulnerabilities, defects or bugs that could result in a breach of or disruption to our information technology systems, including our products and services, or the third-party information technology systems that support our services. We have incorporated third-party data into some of our AI models and used open-source datasets to train our models and may continue to do so. These datasets may be flawed, insufficient, or contain certain biased information, and may otherwise decrease resilience to security incidents that may compromise the integrity of our AI outputs, leading to potential reputational damage, regulatory scrutiny, or adverse impacts on the performance and reliability of our products, which could, in turn, affect our partners' operations, customer trust, and our revenue. We may have limited insight into the data privacy or security practices of third-party suppliers, including for our AI algorithms. Our ability to monitor these third parties' information security practices is limited, and they may not have adequate information security measures in place. In addition, if one of our third-party suppliers suffers a security incident (which has happened in the past and may happen in the future), our response may be limited or more difficult because we may not have direct access to their systems, logs and other information related to the security incident. Additionally, we are incorporated into the supply chain of a large number of entities worldwide and, as a result, if our products or services are compromised, a significant number of our customers and their data could be affected, which could result in potential liability and harm our business.

To defend against security incidents, we must continuously engineer more secure products and enhance security and reliability features, which is expected to result in increased expenses. We must also continue to develop our security measures, including training programs and security awareness initiatives, designed to ensure our suppliers have appropriate security measures in place, and continue to meet the evolving security requirements of our customers, applicable industry standards, and government regulations. While we invest in training programs and security awareness initiatives and take steps to detect and remediate certain vulnerabilities that we have identified, we may not always be able to prevent threats or detect and mitigate all vulnerabilities in our security controls, systems or software, including third-party software we have installed, as such threats and techniques change frequently and may not be detected until after a security incident has occurred. Further, we may experience delays in developing and deploying remedial measures designed to address identified vulnerabilities. These vulnerabilities could result in reputational and financial harm, and if exploited, these vulnerabilities could result in a security incident.

We hold confidential, sensitive, personal and proprietary information, including information from partners and customers. Breaches of our security measures, along with reported or perceived vulnerabilities or unapproved dissemination of proprietary information or sensitive or confidential data about us or third parties, could expose us and the parties affected to a risk of loss, or misuse of this information, potentially resulting in litigation and subsequent liability, regulatory inquiries or actions, damage to our brand and reputation or other harm, including financial, to our business. For example, we hold proprietary game source code from third-party partners in our GFN service. Breaches of our GFN security measures, which have happened in the past, could expose our partners to the risk of loss or misuse of this source code, damage both us and our partners, and expose NVIDIA to potential litigation and liability. If we or a third party we rely on experience a security incident, which has occurred in the past, or are perceived to have experienced a security incident, we may experience adverse consequences, including government enforcement actions, additional reporting requirements and/or oversight, restrictions on processing data, litigation, indemnification obligations, reputational harm, diversion of funds, diversion of management attention, financial loss, loss of data, material disruptions in our systems and operations, supply chain, and ability to produce, sell and distribute our goods and services, and other similar harms. Inability to fulfill orders, delayed sales, lower margins or lost customers as a result of these disruptions could adversely affect our financial results, stock price and reputation. We are required by certain data privacy and security obligations to notify relevant stakeholders, including affected individuals, customers, regulators and investors, of security incidents, and mandatory disclosure of such incidents could lead to negative publicity. In addition to experiencing a security incident, third parties may gather, collect or infer sensitive information about us from public sources, data brokers or other means that reveals competitively sensitive details about our organization and could be used to harm our business.

Business disruptions could harm our operations, lead to a decline in revenue and increase our costs.

Factors that have caused and/or could in the future cause disruptions to our worldwide operations include: natural disasters, extreme weather conditions, power or water shortages, critical infrastructure failures, telecommunications failures, supplier disruptions, terrorist attacks, acts of violence, political and/or civil unrest, acts of war or other military actions, epidemics or pandemics, abrupt regulatory changes, and other natural or man-made disasters and catastrophic events. Our corporate headquarters, a large portion of our current data center capacity, and a portion of our research and development activities are located in California, and other critical business operations, finished goods inventory and some of our suppliers are located in Asia, making our operations vulnerable to natural disasters such as earthquakes, wildfires or other business disruptions occurring in these geographical areas. Catastrophic events can also have an impact on third-party vendors who provide us critical infrastructure services for IT and research and development systems and personnel. Geopolitical and domestic political developments and other events beyond our control can increase economic volatility globally. Political instability, changes in government or adverse political developments in or around any of the major countries in which we do business may harm our business, financial condition and results of operations. Worldwide geopolitical tensions and conflicts, including but not limited to China, Hong Kong, Israel, Korea and Taiwan where the manufacture of our product components and final assembly of our products are concentrated may result in changing regulatory requirements, and other disruptions that could impact our operations and operating strategies, product

demand, access to global markets, hiring, and profitability. For example, other countries have restricted and may continue in the future to restrict business with the State of Israel, where we have engineering, sales support operations and manufacturing, and companies with Israeli operations, including by economic boycotts. Our operations could be harmed and our costs could increase if manufacturing, logistics, or other operations are disrupted for any reason, including natural disasters, high heat events, water shortages, power shortages, information technology system failures or cyber-attacks, military actions or economic, and business, labor, environmental, public health, or political issues. The ultimate impact on us, our third-party foundries and other suppliers of being located and consolidated in certain geographical areas is unknown. In the event a disaster, war, or catastrophic event affects us, the third-party systems on which we rely, or our customers, our business could be harmed as a result of declines in revenue, increases in expenses, and substantial expenditures and time spent to fully resume operations. Our business continuity and disaster recovery planning may not be sufficient for all eventualities. All of these risks and conditions could materially adversely affect our future sales and operating results.

We are monitoring the impact of the geopolitical conflict in and around Israel on our operations, including the health and safety of our approximately 4,700 employees in the region who primarily support the research and development, operations, and sales and marketing of our networking products. Some of our employees in the region have been on active military duty for an extended period and may continue to be absent, which may cause disruption to our product development or operations. We have not experienced significant impact or expense to our business; however, if the conflict is further extended or expanded, it could impact future product development, operations, and revenue or create other uncertainty for our business.

Additionally, interruptions or delays in services from CSPs, data center co-location partners, and other third parties on which we rely, including due to the events described above or other events such as the insolvency of these parties, could impair our ability to provide our products and services and harm our business. As we increase our reliance on these third-party systems and services, our exposure to damage from service interruptions, defects, disruptions, outages, shortages and other performance and quality problems may increase. Data centers depend on access to clean water and predictable energy. Power or water shortages, land or permitting constraints, or regulations that limit energy, water, or land availability, could impair the ability of our customers to expand their data center capacity and consume our products and services, which may in turn negatively impact our business.

Climate change may have a long-term impact on our business.

Climate change may have an increasingly adverse impact on our business and on our customers, partners and vendors. Water and energy availability and reliability in the regions where we conduct business is critical, and certain of our facilities may be vulnerable to the impacts of extreme weather events. Extreme heat and wind coupled with dry conditions in Northern California may lead to power safety shut offs due to wildfire risk, which can have adverse implications for our Santa Clara, California headquarter offices and data centers, including impairing the ability of our employees to work effectively. Climate change, its impact on our supply chain and critical infrastructure worldwide and its potential to increase political instability in regions where we, our customers, partners and our vendors do business, may disrupt our business and cause us to experience higher attrition, losses and costs to maintain or resume operations. Although we maintain insurance coverage for a variety of property, casualty, and other risks, the types and amounts of insurance we obtain vary depending on availability and cost. Some of our policies have large deductibles and broad exclusions, and our insurance providers may be unable or unwilling to pay a claim. Losses not covered by insurance may be large, which could harm our results of operations and financial condition.

Our business and those of our suppliers and customers may also be subject to climate-related laws, regulations and lawsuits. New or proposed regulations relating to carbon taxes, fuel or energy taxes, pollution limits, sustainability-related disclosure and governance and supply chain governance could result in greater direct costs, including costs associated with changes to manufacturing processes or the procurement of raw materials used in manufacturing processes, increased capital expenditures to improve facilities and equipment, higher compliance and energy costs to reduce emissions, other compliance costs, and greater indirect costs resulting from our customers and/or suppliers incurring additional compliance costs that are passed on to us. These costs and restrictions could harm our business and results of operations by increasing our expenses or requiring us to alter our operations and product design activities.

Stakeholder groups may find us insufficiently responsive to the implications of climate change, and therefore we may face legal action or reputational harm. We may not achieve our stated sustainability-related goals, which could harm our reputation, or we may incur additional, unexpected costs to achieve such goals. We may also experience contractual disputes due to supply chain delays arising from climate change-related disruptions, which could result in increased litigation and costs.

We also face risks related to business trends that may be influenced by climate change concerns. Our business could be negatively impacted by concerns around the high absolute energy requirements of our GPUs, despite their much more energy efficient design and operation relative to alternative computing platforms.

We may not be able to realize the potential benefits of business investments or acquisitions, and we may not be able to successfully integrate acquired companies, which could hurt our ability to grow our business, develop new products or sell our products.

We acquire and invest in businesses that offer products, services and technologies that we believe will help expand or enhance our strategic objectives. Acquisitions or investments involve significant challenges and risks and could impair our ability to grow our business, develop new products or sell our products and ultimately could have a negative impact on our financial results. If we pursue a particular transaction, we may limit our ability to enter into other transactions that could help us achieve our other strategic objectives. If we are unable to timely complete acquisitions, including due to delays and challenges in obtaining regulatory approvals, we may be unable to pursue other transactions, we may not be able to retain critical talent from the target company, technology may evolve and make the acquisition less attractive, and other changes can take place, which could reduce the anticipated benefits of the transaction and negatively impact our business. Regulators could also impose conditions that reduce the ultimate value of our acquisitions. In addition, to the extent that our perceived ability to consummate acquisitions has been harmed, future acquisitions may be more difficult, complex or expensive. Further, our investments in publicly traded companies could create volatility in our results and may generate losses up to the value of the investment. In addition, we have invested and may continue to invest in private companies to further our strategic objectives and to support certain key business initiatives. These companies can include early-stage companies still defining their strategic direction. Many of the instruments in which we invest are non-marketable and illiquid at the time of our initial investment, and we are not always able to achieve a return. To the extent any of the companies in which we invest are not successful, we could recognize an impairment and/or lose all or part of our investment. Our investment portfolio contains industry sector concentration risks, and a decline in any one or multiple industry sectors could increase our impairment losses.

We face additional risks related to acquisitions and strategic investments, including the diversion of capital and other resources, including management's attention; difficulty in realizing a satisfactory return and uncertainties to realize the benefits of an acquisition or strategic investment, if at all; difficulty or inability in obtaining governmental, regulatory approval or restrictions or other consents and approvals or financing; legal proceedings initiated as a result of an acquisition or investment; and potential failure of our due diligence processes to identify significant issues with the assets or company in which we are investing or are acquiring.

Additional risks related to acquisitions include, but are not limited to:

- difficulty in integrating the technology, systems, products, policies, processes, or operations and integrating and retaining the employees, including key personnel, of the acquired business;

- assumption of liabilities and incurring amortization expenses, impairment charges to goodwill or write-downs of acquired assets;

- integrating accounting, forecasting and controls, procedures and reporting cycles;

- coordinating and integrating operations, particularly in countries in which we do not currently operate;

- stock price impact, fines, fees or reputation harm if we are unable to obtain regulatory approval for an acquisition or are otherwise unable to close an acquisition;

- potential issuances of debt to finance our acquisitions, resulting in increased debt, increased interest expense, and compliance with debt covenants or other restrictions;

- the potential for our acquisitions to result in dilutive issuances of our equity securities;

- the potential variability of the amount and form of any performance-based consideration;

- negative changes in general economic conditions in the regions or the industries in which we or our target operate;

- exposure to additional cybersecurity risks and vulnerabilities; and

- impairment of relationships with, or loss of our or our target's employees, vendors and customers.

For example, when integrating acquisition target systems into our own, we have experienced and may continue to experience challenges including lengthy and costly systems integration, delays in purchasing and shipping products, difficulties with system integration via electronic data interchange and other processes with our key suppliers and customers, and training and change management needs of integration personnel. These challenges have impacted our results of operations and may continue to do so in the future.

We receive a significant amount of our revenue from a limited number of partners and distributors and we have a concentration of sales to customers who purchase directly or indirectly from us, and our revenue could be adversely affected if we lose or are prevented from selling to any of these customers.

We have experienced periods where we receive a significant amount of our revenue from a limited number of customers, and this trend may continue. Sales to direct Customers A, B and C represented 12%, 11% and 11% of total revenue, respectively, for fiscal year 2025, all of which were primarily attributable to the Compute & Networking segment. With

several of these partners, we are selling multiple products and systems in our portfolio through their channels. Our operating results depend on sales to our partner network, as well as the ability of these partners to sell products that incorporate our technologies. We have a small number of partners that are involved in system integration with our key customers. As our system design becomes increasingly complex, system integrators may be unable to meet specifications of our key customers. Changes in our partners' or customers' business models or their ownership can reduce the number of partners available to us and harm our ability to sell our advanced data center systems to customers. In the future, these partners may decide to purchase fewer products, not to incorporate our products into their ecosystem, or to alter their purchasing patterns in some other way. Because most of our sales are made on a purchase order basis, our customers can generally cancel, change, or delay product purchase commitments with little notice to us and without penalty. Our partners or customers may develop their own solutions; our customers may purchase products from our competitors; and our partners may discontinue sales or lose market share in the markets for which they purchase our products, all of which may alter partners' or customers' purchasing patterns. Many of our indirect customers often do not purchase directly from us but through multiple OEMs, ODMs, system integrators, distributors, and other channel partners. For fiscal year 2025, an indirect customer which primarily purchases our products through system integrators and distributors, including through Customer B, is estimated to represent 10% or more of total revenue, attributable to the Compute & Networking segment. If end demand increases or our finished goods supply availability is concentrated near a quarter end, the system integrators, distributors, and channel partners may have limited ability to increase their credit, which could impact the timing and amount of our revenue. The loss of any of our large customers, a significant reduction in purchases by them, our inability to sell to a customer due to U.S. or other countries' trade restrictions, or any difficulties in collecting accounts receivable would likely harm our financial condition and results of operations.

If we are unable to attract, retain and motivate our executives and key employees, our business may be harmed.

To remain competitive and successfully execute our business strategy, we must attract, retain, and motivate our executives and key employees, as well as recruit and develop exceptional and diverse talent. However, labor is subject to external factors that are beyond our control, including our industry's highly competitive market for skilled workers and leaders, and workforce participation rates. Changes in immigration and work permit regulations, or in their administration or interpretation, could impair our ability to attract and retain qualified employees. Competition for talent drives up costs in the form of cash and stock-based compensation. In times of stock price volatility, as we have experienced in the past and may experience in the future, the retentive value of our stock-based compensation may decrease. Additionally, we are highly dependent on the services of our longstanding executive team. Failure to ensure effective succession planning, transfer of knowledge, and smooth transitions involving executives and key employees could hinder our strategic planning, execution, and long-term success.

Our business is dependent upon the proper functioning of our business processes and information systems and modification or interruption of such systems may disrupt our business and internal controls.

We rely upon internal processes and information systems to support key business functions, including our assessment of internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act. The efficient operation and scalability of these processes and systems is critical to support our growth. We continue to design and implement updated accounting functionality related to a new enterprise resource planning, or ERP, system. Any ERP system implementation may introduce problems, such as quality issues or programming errors, that could have an impact on our continued ability to successfully operate our business or to timely and accurately report our financial results. These changes may be costly and disruptive to our operations and could impose substantial demands on management time. Failure to implement new or updated controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations.

Identification of material weaknesses in our internal controls, even if quickly remediated once disclosed, may cause investors to lose confidence in our financial statements and our stock price may decline. Remediation of any material weakness could require us to incur significant expenses, and if we fail to remediate any material weakness, our financial statements may be inaccurate, we may be required to restate our financial statements, our ability to report our financial results on a timely and accurate basis may be adversely affected, our access to the capital markets may be restricted, our stock price may decline, and we may be subject to sanctions or investigation by regulatory authorities.

Our operating results have in the past fluctuated and may in the future fluctuate, and if our operating results are below the expectations of securities analysts or investors, our stock price could decline.

Our operating results have in the past fluctuated and may continue to fluctuate due to a number of factors. Therefore, investors should not rely on our past results of operations as an indication of our future performance. Factors that could affect our results of operations include, but are not limited to:

- our ability to adjust spending due to the multi-year development cycle for some of our products and services;

- our ability to comply with our contractual obligations to customers;

- our extended payment term arrangements with certain customers, the inability of some customers to make required payments, our ability to obtain credit insurance for customers with extended payment terms, and customer bad debt write-offs;

- our vendors' payment requirements;

- unanticipated costs associated with environmental liabilities; and

- changes in financial accounting standards or interpretations of existing standards.

Any of these factors could prevent us from achieving our anticipated financial results. For example, we have granted and may continue to grant extended payment terms to some customers, particularly during macroeconomic downturns, which could impact our ability to collect payment. Our vendors have requested and may continue to ask for shorter payment terms, which may impact our cash flow generation. These arrangements reduce the cash we have available for general business operations. In addition, the pace of growth in our operating expenses and investments may lag our revenue growth, creating volatility or periods where profitability levels may not be sustainable. Failure to meet our expectations or the expectations of our investors or security analysts is likely to cause our stock price to decline, as it has in the past, or substantial price volatility.

Risks Related to Regulatory, Legal, Our Stock and Other Matters

We are subject to complex laws, rules, regulations, and political and other actions, including restrictions on the export of our products, which may adversely impact our business.

We are subject to laws and regulations domestically and worldwide, affecting our operations in areas including, but not limited to, IP ownership and infringement; taxes; import and export requirements and tariffs; anti-corruption, including the Foreign Corrupt Practices Act; business acquisitions; foreign exchange controls and cash repatriation restrictions; foreign ownership and investment; data privacy requirements; competition and antitrust; advertising; employment; product regulations; cybersecurity; environmental, health, and safety requirements; the responsible use of AI; sustainability; cryptocurrency; and consumer laws. Compliance with such requirements can be onerous and expensive, could impact our competitive position, and may negatively impact our business operations and ability to manufacture and ship our products. There can be no assurance that our employees, contractors, suppliers, customers or agents will not violate applicable laws or the policies, controls, and procedures that we have designed to help ensure compliance with such laws, and violations could result in fines, criminal sanctions against us, our officers, or our employees, prohibitions on the conduct of our business, and damage to our reputation. Changes to the laws, rules and regulations to which we are subject, or changes to their interpretation and enforcement, could lead to materially greater compliance and other costs, and/or further restrictions on our ability to manufacture and supply our products and operate our business. For example, we may face increased compliance costs as a result of changes or increases in antitrust legislation, regulation, administrative rule making, increased focus from regulators on cybersecurity vulnerabilities and risks. Our position in markets relating to AI has led to increased interest in our business from regulators worldwide, including the European Union, the United States, the United Kingdom, South Korea and China. For example, the French Competition Authority collected information from us regarding our business and competition in the graphics card and cloud service provider market as part of an ongoing inquiry into competition in those markets. We have also received, and continue to receive, broad requests for information from competition regulators in the European Union, the United States, the United Kingdom, China, and South Korea regarding our sales of GPUs and other NVIDIA products, our efforts to allocate supply, foundation models and our investments, partnerships and other agreements with companies developing foundation models, the markets in which we compete and our competition, our strategies, roadmaps, and efforts to develop, market, and sell hardware, software, and system solutions, and our agreements with customers, suppliers, and partners. We expect to receive additional requests for information in the future. Such requests may be expensive and burdensome and could negatively impact our business and our relationships with customers, suppliers, and partners.

Governments and regulators are also considering, and in certain cases, have imposed restrictions on the hardware, software, and systems used to develop frontier foundation models and generative AI. For example, the EU AI Act became effective on August 1, 2024 and will be fully applicable after a two-year transitional period. The EU AI Act may impact our ability to train, deploy, or release AI models in the EU. Several states are considering enacting or have already enacted regulations concerning AI technologies, which may impact our ability to train, deploy, or release AI models, and increase our compliance costs. Restrictions under these and any other regulations, if implemented, could increase the costs and burdens to us and our customers, delay or halt deployment of new systems using our products, and reduce the number of new entrants and customers, negatively impacting our business and financial results. Revisions to laws or regulations or their interpretation and enforcement could also result in increased taxation, trade sanctions, the imposition of or increase to import duties or tariffs, restrictions and controls on imports or exports, or other retaliatory actions, which could have an adverse effect on our business plans or impact the timing of our shipments. Additionally, changes in the public perception of governments in the regions where we operate or plan to operate could negatively impact our business and results of operations.

Government actions, including trade protection and national and economic security policies of U.S. and foreign government bodies, such as tariffs, import or export regulations, including deemed export restrictions and restrictions on

the activities of U.S. persons, trade and economic sanctions, decrees, quotas or other trade barriers and restrictions could affect our ability to ship products, provide services to our customers and employees, do business without an export license with entities on the U.S. Department of Commerce's U.S. Entity List or other USG restricted parties lists (which is expected to change from time to time), and generally fulfill our contractual obligations and have a material adverse effect on our business. If we were ever found to have violated export control laws or sanctions of the U.S. or similar applicable non-U.S. laws, even if the violation occurred without our knowledge, we may be subject to various penalties available under the laws, any of which could have a material and adverse impact on our business, operating results and financial condition.

For example, in response to the war in Ukraine, the United States and other jurisdictions imposed economic sanctions and export control measures which blocked the passage of our products, services and support into Russia, Belarus, and certain regions of Ukraine. In fiscal year 2023, we stopped direct sales to Russia and closed business operations in Russia. Concurrently, the war in Ukraine has impacted sales in EMEA and may continue to do so in the future.

The increasing focus on the risks and strategic importance of AI technologies has resulted in regulatory restrictions that target products and services capable of enabling or facilitating AI and may in the future result in additional restrictions impacting some or all of our product and service offerings.

Concerns regarding third-party use of AI for purposes contrary to local governmental interests, including concerns relating to the misuse of AI applications, models, and solutions, has resulted in and could in the future result in unilateral or multilateral restrictions on products that can be used for training, modifying, tuning, and deploying LLMs and other AI applications. Such restrictions have limited and could in the future limit the ability of downstream customers and users worldwide to acquire, deploy and use systems that include our products, software, and services, and negatively impact our business and financial results.

Such restrictions could include additional unilateral or multilateral export controls on certain products or technology, including but not limited to AI technologies. As geopolitical tensions have increased, semiconductors associated with AI, including GPUs and related products, are increasingly the focus of export control restrictions proposed by stakeholders in the U.S. and its allies. The United States has imposed unilateral worldwide controls restricting GPUs and associated products, and it is likely that additional unilateral or multilateral controls will be adopted. Such controls have been and may again be very broad in scope and application, prohibit us from exporting our products to any or all customers in one or more markets, including but not limited to China and over 150 countries designated "Tier 2" by the January 2025 AI Diffusion IFR, and could negatively impact our manufacturing, testing and warehousing locations and options, or could impose other conditions that limit our ability to serve demand abroad and could negatively and materially impact our business, revenue and financial results. Export controls targeting GPUs and semiconductors associated with AI, which have been imposed and are increasingly likely to be further tightened, would further restrict our ability to export our technology, products, or services even though competitors may not be subject to similar restrictions, creating a competitive disadvantage for us and negatively impacting our business and financial results. Export controls targeting GPUs and semiconductors associated with AI have subjected and may in the future subject downstream users of our products to additional restrictions on the use, resale, repair, or transfer of our products, negatively impacting our business and financial results. Controls could negatively impact our cost and/or ability to provide services such as NVIDIA AI cloud services and could impact the cost and/or ability for our CSPs and customers to provide services to their end customers, even outside China.

Export controls could disrupt our supply chain and distribution channels, negatively impacting our ability to serve demand, including in markets outside China and for our gaming products. The possibility of additional export controls has negatively impacted and may in the future negatively impact demand for our products, benefiting competitors that offer alternatives less likely to be restricted by further controls. Repeated changes in the export control rules are likely to impose compliance burdens on our business and our customers, negatively and materially impacting our business.

Increasing use of economic sanctions and export controls has impacted and may in the future impact demand for our products or services, negatively impacting our business and financial results. Reduced demand due to export controls could also lead to excess inventory or cause us to incur related supply charges. Additional unilateral or multilateral controls are also likely to include deemed export control limitations that negatively impact the ability of our research and development teams to execute our roadmap or other objectives in a timely manner. Additional export restrictions may not only impact our ability to serve overseas markets, but also provoke responses from foreign governments, including China, that negatively impact our supply chain or our ability to provide our products and services to customers in all markets worldwide, which could also substantially reduce our revenue. Regulators in China have inquired about our sales and efforts to supply the China market and our fulfillment of the commitments we entered at the close of our Mellanox acquisition. For example, regulators in China are investigating whether complying with applicable U.S. export controls discriminates unfairly against customers in the China market. If regulators conclude that we have failed to fulfill such commitments or we have violated any applicable law in China, we could be subject to financial penalties, restrictions on our ability to conduct our business, restrictions regarding our networking products and services, or otherwise impact our operations in China, any of which could have a material and adverse impact on our business, operating results and financial condition.

Over the past three years, we have been subject to a series of shifting and expanding export control restrictions, impacting our ability to serve customers outside the United States.

During the third quarter of fiscal year 2023, the USG announced export restrictions and export licensing requirements targeting China's semiconductor and supercomputing industries. These restrictions impact exports of certain chips, as well as software, hardware, equipment and technology used to develop, produce and manufacture certain chips to China (including Hong Kong and Macau) and Russia, and specifically impact our A100 and H100 integrated circuits, DGX or any other systems or boards which incorporate A100 or H100 integrated circuits. The licensing requirements also apply to any future NVIDIA integrated circuit achieving certain peak performance and chip-to-chip I/O performance thresholds, as well as any system or board that includes those circuits. There are also now licensing requirements to export a wide array of products, including networking products, destined for certain end users and for certain end uses in China. During the second quarter of fiscal year 2024, the USG also informed us of an additional licensing requirement for a subset of A100 and H100 products destined to certain customers and other regions, including some countries in the Middle East.

In October 2023, the USG announced new and updated licensing requirements that became effective in our fourth quarter of fiscal year 2024 for exports to China and Country Groups D1, D4, and D5 (including but not limited to, Saudi Arabia, the United Arab Emirates, and Vietnam, but excluding Israel) of our products exceeding certain performance thresholds, including, but not limited to, the A100, A800, H100, H800, L4, L40, L40S and RTX 4090. The licensing requirements also apply to the export of products exceeding certain performance thresholds to a party headquartered in, or with an ultimate parent headquartered in, Country Group D5, including China.

On October 23, 2023, the USG informed us that the licensing requirements were effective immediately for shipments of our A100, A800, H100, H800, and L40S products (removing the grace period granted by the official rule). Blackwell systems, such as GB200 NVL 72 and NVL 36 as well as B200 are also subject to these requirements and therefore require a license for any shipment to certain entities and to China and Country Groups D1, D4, and D5, excluding Israel. To date, we have not received licenses to ship these restricted products to China.

On January 15, 2025, the USG published the "AI Diffusion" IFR in the Federal Register. After a 120-day delayed compliance period, the IFR will, unless modified, impose a worldwide licensing requirement on all products classified under Export Control Classification Numbers, or ECCNs, 3A090.a, 4A090.a, or corresponding .z ECCNs, including all related software and technology. Any system that incorporates one or more of the covered integrated circuits, or ICs, (including but not limited to NVIDIA DGX, HGX, and MGX systems) will be covered by the new licensing requirement. The licensing requirement will include future NVIDIA ICs, boards, or systems classified with ECCN 3A090.a or 4A090.a, or corresponding .z ECCNs, achieving certain total processing performance and/or performance density.

Unless a license exception is available, the worldwide licensing requirements will apply to the following NVIDIA products, and any others we develop that meet the characteristics of 3A090.a or 4A090.a, including but not limited to: A100, A800, H100, H200, H800, B100, B200, GB200, L4, L40S, and RTX 6000 Ada.

The AI Diffusion IFR would divide the world into three tiers, relegating most countries to "Tier 2" status. The AI Diffusion IFR would confer special benefits on select "Universal Verified End Users", or UVEU, and lesser benefits on "National Verified End Users", or NVEU. The AI Diffusion IFR would have numerous effects that may negatively impact our long-term financial results and competitive position, including but not limited to the following.

The AI Diffusion IFR would reduce the market for U.S.-designed and manufactured computing products and services, by expressly limiting exports, reexports, and transfers of covered products to Tier 2 countries and companies in Tier 1 countries that are either headquartered in Tier 2, or have an ultimate parent headquartered in a Tier 2 country. These restrictions would apply to all covered products, including products sold years ago.

The AI Diffusion IFR would limit access to the market for IT services and computing infrastructure, by favoring a select number of government-approved firms that achieve UVEU status. UVEUs may choose to favor their own accelerators, platforms, and systems, rather than selecting products based on merit.

The AI Diffusion IFR would encourage our customers to invest in alternatives that are not affected by USG regulations, including foreign competition.

The AI Diffusion IFR would increase our and our customers' costs of doing business, creating compliance challenges and risks, and impact our supply and distribution chains, which will be subject to new compliance burdens and related extraterritorial regulatory obligations.

The AI Diffusion IFR would expose U.S. providers and the U.S. industry to an enhanced risk of retaliation from other countries, in the form of tariffs, import/export controls, or other regulatory actions.

The AI Diffusion IFR's licensing requirement could impact our ability to complete development of products in a timely manner, support existing customers using covered products, or supply customers with covered products outside the impacted regions, and may require us to transition certain operations out of one or more of the identified countries.

Following these 2022 export controls, we transitioned some operations, including certain testing, validation, and supply and distribution operations out of China and Hong Kong. Any future transitions could be costly and time consuming, and adversely affect our research and development and supply and distribution operations, as well as our revenue, during any such transition period. We expanded our Data Center product portfolio to offer new solutions, including those for which the USG does not require a license or advance notice before each shipment. To the extent that a customer requires products covered by the licensing requirements, we may seek a license for the customer. However, the licensing process is time-consuming. We have no assurance that the USG will grant such a license or that the USG will act on the license application in a timely manner or at all. Even if a license is approved, it may impose burdensome conditions that we or our customer or end users cannot or decide not to accept. The USG evaluates license requests in a closed process that does not have clear standards or an opportunity for review. For example, the Notified Advanced Computing, or "NAC," process has not resulted in approvals for exports of products to customers in China. The license process for exports to D1 and D4 countries has been time-consuming and resulted in license conditions that are onerous, even for small-sized systems that are not able to train frontier AI models. The requirements have a disproportionate impact on NVIDIA and already have disadvantaged and may in the future disadvantage NVIDIA against certain of our competitors who sell products that are not subject to the new restrictions or may be able to acquire licenses for their products.

Our competitive position has been harmed by the existing export controls, and our competitive position and future results may be further harmed, over the long term, if there are further changes in the USG's export controls, including further expansion of the geographic, customer, or product scope of the controls, if customers purchase product from competitors, if customers develop their own internal solution, if we are unable to provide contractual warranty or other extended service obligations, if the USG does not grant licenses in a timely manner or denies licenses to significant customers or if we incur significant transition costs. Even if the USG grants any requested licenses, the licenses may be temporary or impose burdensome conditions that we or our customers or end users cannot or choose not to fulfill. The licensing requirements may benefit certain of our competitors, as the licensing process will make our pre-sale and post-sale technical support efforts more cumbersome and less certain and encourage customers in China to pursue alternatives to our products, including semiconductor suppliers based in China, Europe, and Israel.

Given the increasing strategic importance of AI and rising geopolitical tensions, the USG has changed and may again change the export control rules at any time and further subject a wider range of our products to export restrictions and licensing requirements, negatively impacting our business and financial results. In the event of such change, we may be unable to sell our inventory of such products and may be unable to develop replacement products not subject to the licensing requirements, effectively excluding us from all or part of the China market, as well as other impacted markets, including the Middle East and countries designated "Tier 2" by the AI Diffusion IFR. For example, the USG has already imposed conditions to limit the ability of foreign firms to create and offer as a service large-scale GPU clusters, for example by imposing license conditions on the use of products to be exported to certain countries, and may impose additional conditions such as requiring chip tracking and throttling mechanisms that could disable or impair GPUs if certain events, including unauthorized system configuration, use, or location, are detected. The USG has already imposed export controls restricting certain gaming GPUs, and if the USG expands such controls to restrict additional gaming products, it may disrupt a significant portion of our supply and distribution chain and negatively impact sales of such products to markets outside China, including the U.S. and Europe. In addition, as the performance of the gaming GPUs increases over time, export controls may have a greater impact on our ability to compete in markets subject to those controls. Export controls may disrupt our supply and distribution chain for a substantial portion of our products, which are warehoused in and distributed from Hong Kong. Export controls restricting our ability to sell data center GPUs may also negatively impact demand for our networking products used in servers containing our GPUs. The USG may also impose export controls on our networking products, such as high-speed network interconnects, to limit the ability of downstream parties to create large clusters for frontier model training. Any new control that impacts a wider range of our products would likely have a disproportionate impact on NVIDIA and may disadvantage us against certain of our competitors that sell chips that are outside the scope of such control. Excessive or shifting export controls have already and may in the future encourage customers outside China and other impacted regions to "design-out" certain U.S. semiconductors from their products to reduce the compliance burden and risk, and to ensure that they are able to serve markets worldwide. Excessive or shifting export controls have already encouraged and may in the future encourage overseas governments to request that our customers purchase from our competitors rather than NVIDIA or other U.S. firms, harming our business, market position, and financial results. As a result, excessive or shifting export controls may negatively impact demand for our products and services not only in China, but also in other markets, such as Europe, Latin America, and Southeast Asia. Excessive or shifting export controls increase the risk of investing in U.S. advanced semiconductor products, because by the time a new product is ready for market, it may be subject to new unilateral export controls restricting its sale. At the same time, such controls may increase investment in foreign competitors, which would be less likely to be restricted by U.S. controls. If additional products are subject to worldwide licensing requirements, we may incur significant inventory provisions and excess purchase obligation charges.

In addition to export controls, the USG may impose restrictions on the import and sale of products that incorporate technologies developed or manufactured in whole or in part in China. For example, the USG is considering restrictions on the import and sale of certain automotive products in the United States, which if adopted and interpreted broadly, could impact our ability to develop and supply solutions for our automotive customers.

Additionally, restrictions imposed by the Chinese government on the duration of gaming activities and access to games may adversely affect our Gaming revenue, and increased oversight of digital platform companies may adversely affect our Data Center revenue. The Chinese government may also encourage customers to purchase from our China-based competitors, or impose restrictions on the sale to certain customers of our products, or any products containing components made by our partners and suppliers. For example, the Chinese government announced restrictions relating to certain sales of products containing certain products made by Micron, a supplier of ours. As another example, an agency of the Chinese government announced an Action Plan that endorses new standards regarding the compute performance per watt and per memory bandwidth of accelerators used in new and renovated data centers in China. If the Chinese government modifies or implements the Action Plan in a way that effectively prevents us from being able to design products to meet the new standard, this may restrict the ability of customers to use some of our data center products and may have a material and adverse impact on our business, operating results and financial condition. Further restrictions on our products or the products of our suppliers could negatively impact our business and financial results.

Finally, our business depends on our ability to receive consistent and reliable supply from our overseas partners, especially in Taiwan and South Korea. Any new restrictions that negatively impact our ability to receive supply of components, parts, or services from Taiwan and South Korea, would negatively impact our business and financial results.

Increased scrutiny from shareholders, regulators and others regarding our corporate sustainability practices could result in additional costs or risks and adversely impact our reputation and willingness of customers and suppliers to do business with us.

Certain shareholder advocacy groups, investment funds, shareholders and other market participants, customers and government regulators have focused on corporate sustainability practices and disclosures, including those associated with climate change and human rights. Stakeholders may not be satisfied with our corporate sustainability practices and goals or the speed of their adoption. Further, there are state-level initiatives in the U.S. that may differ from other regulatory requirements or our various stakeholders' expectations. Additionally, our corporate sustainability practices, oversight of our practices or disclosure controls may not meet evolving shareholder, regulator or other industry stakeholder expectations, or we may fail to meet corporate sustainability disclosure or reporting standards or legal requirements. We could also incur additional costs and require additional resources to monitor, report, and comply with various corporate sustainability practices and legal requirements, choose not to conduct business with potential customers and suppliers, or discontinue or not expand business with existing customers and suppliers due to our policies. These factors and increased disclosure may negatively harm our brand, reputation and business activities or expose us to liability.

Issues relating to the responsible use of our technologies, including AI in our offerings, may result in reputational or financial harm and liability.

Concerns relating to the responsible use of new and evolving technologies, such as AI, in our products and services may result in reputational or financial harm and liability and may cause us to incur costs to resolve such issues. We are increasingly building AI capabilities and protections into many of our products and services, and we also offer stand-alone AI applications. AI poses emerging legal, social, and ethical issues and presents risks and challenges that could affect its adoption, and therefore our business. If we enable or offer solutions that draw controversy due to their perceived or actual impact on society, such as AI solutions that have unintended consequences, infringe copyright or rights of publicity, or are controversial because of their impact on human rights, privacy, employment or other social, economic or political issues, or if we are unable to develop effective internal policies and frameworks relating to the responsible development and use of AI models and systems offered through our sales channels, we may experience brand or reputational harm, competitive harm or legal liability. Leveraging AI capabilities to potentially improve our internal functions and operations may present further risks, costs, and challenges. Complying with multiple regulations from different jurisdictions related to AI may further increase our cost of doing business, may change the way that we operate in certain jurisdictions, and may impede our ability to offer certain products and services in certain jurisdictions if we are unable to comply with regulations. Compliance with existing and proposed government regulation of AI, including in jurisdictions such as the European Union, may further increase the cost of related research and development, and create additional reporting and/or transparency requirements. For example, regulation adopted in response to the European Union Code of Practice for General Purpose Artificial Intelligence could require us to notify the European Commission regarding details of some of our Trustworthy AI processes related to our risk framework. Furthermore, changes in AI-related regulation could disproportionately impact and disadvantage us and require us to change our business practices, which may negatively impact our financial results. Our failure to adequately address concerns and regulations relating to the responsible use of AI by us or others could undermine public confidence in AI and slow adoption of AI in our products and services or cause reputational or financial harm.

Actions to adequately protect our IP rights could result in substantial costs to us and our ability to compete could be harmed if we are unsuccessful or if we are prohibited from making or selling our products.

From time to time, we are involved in lawsuits or other legal proceedings alleging patent infringement or other IP rights violations by us, our employees or parties that we have agreed to indemnify. An unfavorable ruling could include significant damages, invalidation of one or more patents, indemnification of third parties, payment of lost profits, or injunctive relief. Claims that our products or processes infringe the IP rights of others, regardless of their merit, could

cause us to incur significant costs to respond to, defend, and resolve such claims, and they may also divert the efforts and attention of management and technical personnel.

We may commence legal proceedings to protect our IP rights, which may increase our operating expenses. We could be subject to countersuits as a result. If infringement claims are made against us or our products are found to infringe a third party's IP, we or one of our indemnitees may have to seek a license to the third party's IP rights. If we or one of our indemnitees is unable to obtain such a license on acceptable terms or at all, we could be subject to substantial liabilities or have to suspend or discontinue the manufacture and sale of one or more of our products. We may also have to make royalty or other payments or cross license our technology. If these arrangements are not concluded on commercially reasonable terms, our business could be negatively impacted. Furthermore, the indemnification of a customer or other indemnitee may increase our operating expenses and negatively impact our operating results.

We rely on patents, trademarks, trade secrets, employee and third-party nondisclosure agreements, licensing arrangements and the laws of the countries in which we operate to protect our IP. Foreign laws may not protect our products or IP rights to the same extent as United States law. This makes the possibility of piracy of our technology and products more likely. The theft or unauthorized use or publication of our trade secrets and other confidential information could harm our competitive position and reduce acceptance of our products; as a result, the value of our investment in research and development, product development and marketing could be reduced. We also may face risks to our IP if our employees are hired by competitors. We continuously assess whether and where to seek formal protection for existing and new innovations and technologies but cannot be certain whether our applications for such protections will be approved, and, if approved, whether they will be enforceable.

We are subject to stringent and changing data privacy and security laws, rules, regulations and other obligations. These areas could damage our reputation, deter current and potential customers, affect our product design, or result in legal or regulatory proceedings and liability.

We process sensitive, confidential or personal data or information that is subject to privacy and security laws, regulations, industry standards, external and internal policies, contracts and other obligations that govern the processing of such data by us and on our behalf. Concerns about our practices or the ultimate use of our products and services with regard to the collection, use, retention, security or disclosure of personal information or other privacy-related matters, including for use in AI, even if unfounded, could damage our reputation and adversely affect our operating results. The theft, loss or misuse of personal data in our possession or by one of our partners could result in damage to our reputation, regulatory proceedings, disruption of our business activities or increased security or remediation costs and costs related to defending legal claims.

In the United States, federal, state and local authorities have enacted numerous data privacy and security laws, including for data breach notification, personal data privacy and consumer protection. Numerous U.S. states have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct, or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling and automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments. These state laws allow for statutory fines for noncompliance. For example, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020, or CPRA, or collectively the CCPA, gives California residents the right to access, delete and opt-out of certain sharing of their personal information, and to receive detailed information about how it is used and shared. The CCPA provides for substantial fines for intentional violation and the law created a private right of action for certain data breaches. Similar laws are being considered in several other states, as well as at the federal and local levels. Additionally, several states and localities have enacted measures related to the use of AI and machine learning in products and services. If we become subject to additional data privacy laws, the risk of enforcement action against us could increase.

Worldwide regulatory authorities are also considering and have approved various legislative proposals concerning data protection. The European Union adopted the General Data Protection Regulation, or GDPR, and the United Kingdom similarly adopted the U.K. GDPR, governing the strict handling of personal data of persons within the European Economic Area, or EEA, and the United Kingdom, respectively, including its use and protection and the ability of persons whose data is stored to access, correct, and delete such data about themselves. If we are found not to comply, we could be subject to penalties of up to €20 million or 4% of worldwide revenue, whichever is greater, and classes of individuals or consumer protection organizations may initiate litigation related to our processing of their personal data. Furthermore, the EU AI Act and similar legislation could impose onerous obligations that may disproportionately impact and disadvantage us and require us to change our business practices. Additionally, Europe's Network and Information Security Directive, or NIS2, regulates resilience and incident response capabilities of entities operating in a number of sectors, including the digital infrastructure sector. Non-compliance with NIS2 may lead to administrative fines of a maximum of 10 million Euros or up to 2% of the total worldwide revenue of the preceding fiscal year.

In the ordinary course of business, we transfer personal data from Europe, China, and other jurisdictions to the United States or other countries. Certain jurisdictions have enacted data localization laws and cross-border personal data

transfer laws. For example, the GDPR governs the transfer of personal data to countries outside of the EEA. The European Commission released a set of "Standard Contractual Clauses" designed for entities to validly transfer personal data out of the EEA to jurisdictions that the European Commission has not found to provide an adequate level of protection, including the United States. Additionally, the U.K.'s International Data Transfer Agreement / Addendum, as well as the EU-U.S. Data Privacy Framework and the U.K. extension thereto (which allows for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the Framework) are mechanisms that may be used to transfer personal data from the EEA and U.K. to the United States. However, these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States. Other jurisdictions have enacted or are considering similar cross-border personal data transfer laws and local personal data residency laws, any of which would increase the cost and complexity of doing business and could result in fines from regulators. For example, China's law imposes various requirements relating to data processing and data localization. Data broadly defined as important under China's law, including personal data, may not be transferable outside of China without prior assessment and approval by the Cyberspace Administration of China, or CAC. Compliance with these requirements, including CAC assessments and any deemed failures of such assessments, could cause us to incur liability, prevent us from using data collected in China or impact our ability to transfer data outside of China. The inability to import personal data to the United States could significantly and negatively impact our business operations, limit our ability to collaborate with parties that are subject to European, China and other data privacy and security laws, or require us to increase our personal data processing capabilities in Europe and/or elsewhere at significant expense. Some European regulators have prevented companies from transferring personal data out of Europe for allegedly violating the GDPR's cross-border data transfer limitations, which could negatively impact our business.

We are also bound by certain contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful or may be claimed to be non-compliant. For example, certain privacy laws, such as the GDPR and the CCPA, require our customers to impose specific contractual restrictions on their service providers. We sometimes host personal data in collaboration with our customers, and if a breach exposed or altered that personal data, it could harm those customer relationships and subject us to litigation, regulatory action, or fines. We publish privacy policies, marketing materials and other statements, such as compliance with certain certifications or self-regulatory principles, regarding data privacy and security. Regulators in the U.S. are increasingly scrutinizing these statements, and if these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences.

Data protection laws around the world are quickly changing and may be interpreted and applied in an increasingly stringent fashion and in a manner that is inconsistent with our data practices. These obligations may affect our product design and necessitate changes to our information technologies, systems and practices and to those of any third parties that process personal data on our behalf. Despite our efforts, we or third parties we rely upon may fail to comply with such obligations. If we fail, or are perceived to have failed, to address or comply with data privacy and security obligations, we could face significant consequences, including but not limited to, government enforcement actions, litigation, additional reporting requirements and/or oversight, bans on processing personal data, and orders to destroy or not use personal data. Any of these events could have a material adverse effect on our reputation, business, or financial condition.

We may have exposure to additional tax liabilities and our operating results may be adversely impacted by changes in tax laws, higher than expected tax rates and other tax-related factors.

We are subject to complex income tax laws and regulations, as well as non-income-based taxes, in various jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes and other tax liabilities. We are regularly under audit by tax authorities in different jurisdictions. Although we believe our tax estimates are reasonable, any adverse outcome could increase our worldwide effective tax rate, increase the amount of non-income taxes imposed on our business, and harm our financial position, results of operations, net income, and cash flows.

Further, changes in tax laws or their interpretation by tax authorities in the U.S. or foreign jurisdictions could increase our future tax liability or cause other adverse tax impacts, which may materially impact our results of operations, or the way we conduct our business. Most of our income is taxable in the U.S., with a significant portion qualifying for preferential treatment as foreign-derived intangible income, or FDII. If U.S. tax rates increase or the FDII deduction is reduced, our provision for income taxes, results of operations, net income, and cash flows would be adversely affected. In addition, our tax obligations and effective tax rate in the jurisdictions in which we conduct business could increase as a result of international tax developments, including the implementation of the Two-Pillar framework led by the Organization for Economic Cooperation and Development, or OECD, which involves the reallocation of taxing rights in respect of certain multinational enterprises above a fixed profit margin to the jurisdictions in which they carry on business (referred to as Pillar One), and imposes a minimum effective corporate tax rate (referred to as Pillar Two). A number of countries in which we conduct business have enacted, or are in the process of enacting, elements of the Pillar Two rules. Any such tax laws, or changes in any such tax laws may increase tax uncertainty and compliance costs and adversely affect our provision for income taxes, cash tax payments, results of operations, and financial condition.

Our future effective tax rate may also be affected by a variety of factors, including changes in our business or statutory rates, the mix of earnings in countries with differing statutory tax rates, available tax incentives, credits and deductions,

the expiration of statutes of limitations, changes in accounting principles, adjustments to income taxes upon finalization of tax returns, increases in expenses not deductible for tax purposes, the estimates of our deferred tax assets and liabilities and deferred tax asset valuation allowances, changing interpretation of existing laws or regulations, the impact of accounting for business combinations, as well as changes in the domestic or international organization of our business and structure. Furthermore, the tax effects of accounting for stock-based compensation and volatility in our stock price may significantly impact our effective tax rate in the period in which they occur. A decline in our stock price may result in reduced future tax benefits from stock-based compensation, increase our effective tax rate, and adversely affect our financial results.

Our business is exposed to the burden and risks associated with litigation, investigations and regulatory proceedings.

We currently and will likely continue to face legal, administrative and regulatory proceedings, claims, demands and/or investigations involving shareholder, consumer, competition and/or other issues relating to our business. For example, we are defending a securities class action lawsuit from multiple shareholders asserting claims that we and certain of our officers made false and/or misleading statements related to channel inventory and the impact of cryptocurrency mining on GPU demand in 2017 and 2018. Litigation and regulatory proceedings are inherently uncertain, and adverse rulings could occur, including monetary damages or fines, or an injunction stopping us from manufacturing or selling certain products, engaging in certain business practices, or requiring other remedies, such as compulsory licensing of patents. An unfavorable outcome or settlement may result in a material adverse impact. Regardless of the outcome, litigation can be costly, time-consuming, and disruptive to our operations.

Delaware law and our certificate of incorporation, bylaws and agreement with Microsoft could delay or prevent a change in control.

The anti-takeover provisions of the Delaware General Corporation Law may discourage, delay, or prevent a change in control. Provisions in our certificate of incorporation and bylaws could make it more difficult for a third party to acquire a majority of our outstanding stock. These provisions include the ability of our Board of Directors to create and issue preferred stock, change the number of directors, and to make, amend or repeal our bylaws without prior shareholder approval; the inability of our shareholders to act by written consent; advance notice requirements for director nominations and shareholder proposals; and super-majority voting requirement to amend some provisions in our certificate of incorporation and bylaws. Under our agreement with Microsoft for the Xbox, if someone makes an offer to purchase at least 30% of our outstanding common stock, Microsoft may have first and last rights of refusal to purchase the stock. These provisions could delay or prevent a change in control of NVIDIA, discourage proxy contests, and make it more difficult for shareholders to elect directors of their choosing and to cause us to take other corporate actions they desire.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

Risk management and strategy

We have in place certain infrastructure, systems, policies, and procedures that are designed to proactively and reactively address circumstances that arise when unexpected events such as a cybersecurity incident occur. These include processes for assessing, identifying, and managing material risks from cybersecurity threats. Our information security management program generally follows processes outlined in frameworks such as the ISO 27001 international standard for Information Security and we evaluate and evolve our security measures as appropriate. We consult with external parties, such as cybersecurity firms and risk management and governance experts, on risk management and strategy.

Identifying, assessing, and managing cybersecurity risk is integrated into our overall risk management systems and processes, and we have in place cybersecurity and data privacy training and policies designed to (a) respond to new requirements in global privacy and cybersecurity laws and (b) prevent, detect, respond to, mitigate and recover from identified and significant cybersecurity threats.

We also have a vendor risk assessment process consisting of, depending on the nature and sensitivity of the supplier and data they process on our behalf, the distribution and review of supplier questionnaires designed to help us evaluate cybersecurity risks that we may encounter when working with third parties that have access to confidential and other sensitive company information. We take steps designed to ensure that such vendors have implemented data privacy and security controls that help mitigate the cybersecurity risks associated with these vendors, depending on the nature and sensitivity of the supplier and data they process on our behalf. We routinely assess our high-risk suppliers' conformance to industry standards (e.g., ISO 27001, ISO 28001, and C-TPAT), and we evaluate them for additional information, product, and physical security requirements.

Refer to "Item 1A. Risk factors" in this annual report on Form 10-K for additional information about cybersecurity-related risks.

Governance

Information security matters, including managing and assessing risks from cybersecurity threats, remain under the oversight of the Company's Board of Directors, or the Board. The Audit Committee of the Board, or the Audit Committee, also reviews the adequacy and effectiveness of the Company's information security policies and practices and the internal controls regarding information security risks. The Audit Committee receives regular information security updates from management, including our Chief Security Officer and members of our security team. The Board also receives annual reports on information security matters from our Chief Security Officer and members of our security team.

Our security efforts are managed by a team of executive cybersecurity, IT, engineering, operations, and legal professionals. We have established a cross-functional leadership team, consisting of executive-level leaders, that meets regularly to review cybersecurity matters and evaluate emerging threats. With oversight and guidance provided by the cross-functional leadership team, our information security teams refine our practices to address emerging security risks and changes in regulations. Our executive-level leadership team also participates in cybersecurity incident response efforts by engaging with the incident response team and helping direct the company's response to and assessment of certain cybersecurity incidents.

We have designated a Chief Security Officer that reports to our Senior Vice President of Software Engineering to manage our assessment and management of material risks from cybersecurity threats. Our Chief Security Officer's cybersecurity expertise includes over 17 years of combined government and private sector assignments.

Item 2. Properties

Our headquarters is in Santa Clara, California. We own and lease approximately 3 million square feet of office and building space for our corporate headquarters. In addition, we lease data center space in Santa Clara, California. We also own and lease facilities for data centers, research and development, and/or sales and administrative purposes throughout the U.S. and in various international locations, primarily in China, India, Israel, and Taiwan. We believe our existing facilities, both owned and leased, are in good condition and suitable for the conduct of our business. We do not identify or allocate assets by operating segment. For additional information regarding obligations under leases, refer to Note 17 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Annual Report on Form 10-K, which information is hereby incorporated by reference.

Item 3. Legal Proceedings

Please see Note 12 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Annual Report on Form 10-K for a discussion of our legal proceedings.

Item 4. Mine Safety Disclosures

Not applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on the Nasdaq Global Select Market under the symbol NVDA. Public trading of our common stock began on January 22, 1999. Prior to that, there was no public market for our common stock. As of February 21, 2025, we had approximately 842 registered shareholders, not including those shares held in street or nominee name.

In May 2024, we announced a ten-for-one stock split, or the Stock Split, of our issued common stock, which was effected through the filing of an amendment to the Company's Restated Certificate of Incorporation, or the Amendment, with the Secretary of the State of Delaware. In June 2024, the Company filed the Amendment to effect the Stock Split and proportionately increased the number of shares of the Company's authorized common stock from 8.0 billion to 80.0 billion. Shareholders of record at the close of market on June 6, 2024 received nine additional shares of common stock, distributed after the close of market on June 7, 2024. All share, equity award and per share amounts presented herein have been retrospectively adjusted to reflect the Stock Split.

Issuer Purchases of Equity Securities

On August 26, 2024, our Board of Directors approved an additional $50 billion to our share repurchase authorization, without expiration. In fiscal year 2025, we repurchased 310 million shares of our common stock for $34.0 billion. As of January 26, 2025, we were authorized, subject to certain specifications, to repurchase up to $38.7 billion of our common stock.

The repurchases can be made in the open market, in privately negotiated transactions, pursuant to a Rule 10b5-1 trading plan or in structured share repurchase agreements in compliance with Rule 10b-18 of the Exchange Act, subject to

market conditions, applicable legal requirements, and other factors. Our share repurchase program may be suspended at any time at our discretion.

In fiscal year 2025, we paid cash dividends to our shareholders of $834 million. The payment of future cash dividends is subject to our Board of Directors' continuing determination that the declaration of dividends is in the best interests of our shareholders.

The following table presents details of our share repurchase transactions during the fourth quarter of fiscal year 2025:

Period	Total Number of Shares Purchased (In millions)	Average Price Paid per Share (1)	Total Number of Shares Purchased as Part of Publicly Announced Program (In millions)	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program (In billions)
October 28, 2024 - November 24, 2024	25.4	$ 142.67	25.4	$ 42.8
November 25, 2024 - December 22, 2024	10.6	$ 136.86	10.6	$ 41.4
December 23, 2024 - January 26, 2025	19.3	$ 139.30	19.3	$ 38.7
Total	55.3		55.3	

(1) Average price paid per share includes broker commissions, but excludes our liability under the 1% excise tax on the net amount of our share repurchases required by the Inflation Reduction Act of 2022.

From January 27, 2025 through February 21, 2025, we repurchased 29 million shares for $3.7 billion pursuant to a pre-established trading plan.

Restricted Stock Unit Share Withholding

We withhold shares of our common stock associated with net share settlements to cover tax withholding obligations upon the vesting of RSU awards under our employee equity incentive program. During fiscal year 2025, we withheld approximately 59 million shares for a total value of $6.9 billion through net share settlements. Refer to Note 3 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Annual Report on Form 10-K for further discussion regarding our equity incentive plans.

Recent Sales of Unregistered Securities and Use of Proceeds

On December 6, 2024, we issued a total of 94,560 shares of our common stock, valued at approximately $13.5 million based on our closing stock price on the date of issuance, to key employees of a company we acquired.

On December 29, 2024, we issued a total of 205,110 shares of our common stock, valued at approximately $28.1 million based on our closing stock price on December 27, 2024, to key employees of a company we acquired.

The above securities were issued in transactions not involving a public offering pursuant to an exemption from registration set forth in Section 4(a)(2) of the Securities Act (and Regulation D or Regulation S promulgated thereunder).

Stock Performance Graphs

The following graph compares the cumulative total shareholder return for our common stock, the S&P 500 Index, and the Nasdaq 100 Index for the five years ended January 26, 2025. The graph assumes that $100 was invested on January 26, 2020 in our common stock and in each of the S&P 500 Index and the Nasdaq 100 Index. Our common stock is a component of each of the presented indices. Total return assumes reinvestment of dividends in each of the indices indicated. Total return is based on historical results and is not intended to indicate future performance.



Comparison of 5 Year Cumulative Total Return*
Among NVIDIA Corporation, the S&P 500 Index, and the Nasdaq 100 Index

*$100 invested on 1/26/2020 in stock and in indices, including reinvestment of dividends.

Source: FactSet financial data and analytics.

	1/26/2020	1/31/2021	1/30/2022	1/29/2023	1/28/2024	1/26/2025
NVIDIA Corporation	$ 100.00	$ 207.79	$ 365.66	$ 326.34	$ 978.42	$ 2,287.06
S&P 500	$ 100.00	$ 114.79	$ 138.90	$ 129.69	$ 158.39	$ 200.32
Nasdaq 100	$ 100.00	$ 142.64	$ 160.62	$ 136.37	$ 196.94	$ 248.12

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Item 1A. Risk Factors," our Consolidated Financial Statements and related Notes thereto, as well as other cautionary statements and risks described elsewhere in this Annual Report on Form 10-K, before deciding to purchase, hold, or sell shares of our common stock.

Overview

Our Company and Our Businesses

NVIDIA pioneered accelerated computing to help solve the most challenging computational problems. Since our original focus on PC graphics, we have expanded to several other large and important computationally intensive fields. Fueled by the sustained demand for exceptional 3D graphics and the scale of the gaming market, NVIDIA has leveraged its GPU architecture to create platforms for scientific computing, AI, data science, AV, robotics, and digital twin applications.

Our two operating segments are "Compute & Networking" and "Graphics." Refer to Note 16 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Annual Report on Form 10-K for additional information.

Headquartered in Santa Clara, California, NVIDIA was incorporated in California in April 1993 and reincorporated in Delaware in April 1998.

Recent Developments, Future Objectives and Challenges

Demand and Supply

Revenue growth in fiscal year 2025 was driven by data center compute and networking platforms for accelerated computing and AI solutions. Demand for our Hopper architecture drove our significant growth for the full year. We began shipping production systems of the Blackwell architecture in the fourth quarter of fiscal year 2025.

Demand estimates for our products, applications, and services can be incorrect and create volatility in our revenue or supply levels. We may not be able to generate significant revenue from them. Advancements in accelerated computing and generative AI models, along with the growth in model complexity and scale, have driven increased demand for our Data Center systems.

We continue to increase our supply and capacity purchases with existing and new suppliers to support our demand projections and increasing complexity of our data center products. With these additions, we have also entered and may continue to enter into prepaid manufacturing and capacity agreements to supply both current and future products. The increased purchase volumes and integration of new suppliers and contract manufacturers into our supply chain creates more complexity in managing multiple suppliers with variations in production planning, execution and logistics. Our expanding product portfolio and varying component compatibility and quality may lead to increased inventory levels. We have incurred and may in the future incur inventory provisions or impairments if our inventory or supply or capacity commitments exceed demand for our products or demand declines.

Product Transitions and New Product Introductions

Product transitions are complex and we often ship both new and prior architecture products simultaneously as our channel partners prepare to ship and support new products. We are generally in various stages of transitioning the architectures of our Data Center, Gaming, Professional Visualization, and Automotive products. The computing industry is experiencing a broader and faster launch cadence of accelerated computing platforms to meet a growing and diverse set of AI opportunities. We have introduced a new product and architecture cadence of our Data Center solutions where we seek to complete new computing solutions each year and provide a greater variety of Data Center offerings. The increased frequency of these transitions and the larger number of products and product configurations may magnify the challenges associated with managing our supply and demand which may further create volatility in our revenue. The increased frequency and complexity of newly introduced products could result in quality or production issues that could increase inventory provisions, warranty, or other costs or result in product delays. We incur significant engineering development resources for new products, and changes to our product roadmap may impact our ability to develop other products or adequately manage our supply chain cost. Customers may delay purchasing existing products as we increase the frequency of new products or may not be able to adopt our new products as fast as forecasted, both impacting the timing of our revenue and supply chain cost. While we have managed prior product transitions and have sold multiple product architectures at the same time, these transitions are difficult, may impair our ability to predict demand and impact our supply mix, and may cause us to incur additional costs.

Global Trade

In August 2022, the USG announced licensing requirements that, with certain exceptions, impact exports to China (including Hong Kong and Macau) and Russia of our A100 and H100 integrated circuits, DGX or any other systems or boards which incorporate A100 or H100 integrated circuits.

In July 2023, the USG informed us of an additional licensing requirement for a subset of A100 and H100 products destined to certain customers and other regions, including some countries in the Middle East.

In October 2023, the USG announced new and updated licensing requirements that became effective in our fourth quarter of fiscal year 2024 for exports to China and Country Groups D1, D4, and D5 (including but not limited to Saudi Arabia, the United Arab Emirates, and Vietnam, but excluding Israel) of our products exceeding certain performance thresholds, including, but not limited to, the A100, A800, H100, H800, L4, L40, L40S and RTX 4090. The licensing requirements also apply to the export of products exceeding certain performance thresholds to a party headquartered in, or with an ultimate parent headquartered in, Country Group D5, including China. On October 23, 2023, the USG informed us that the licensing requirements were effective immediately for shipments of our A100, A800, H100, H800, and L40S products (removing the grace period granted by the official rule). Blackwell systems, such as GB200 NVL 72 and NVL 36 as well as B200 are also subject to these requirements and therefore require a license for any shipment to certain entities and to China and Country Groups D1, D4 and D5, excluding Israel. To date, we have not received licenses to ship these restricted products to China. Additionally, we understand that partners and customers have also not received a license to ship these restricted products.

We expanded our Data Center product portfolio to offer new solutions, including those for which the USG does not require a license or advance notice before each shipment. We ramped new products designed specifically for China that do not require an export control license. Our Data Center revenue in China grew in fiscal year 2025. As a percentage of total Data Center revenue, it remains well below levels seen prior to the onset of export controls in October 2023. The market in China for datacenter solutions remains competitive. We will continue to comply with export controls while serving our customers. To the extent that a customer requires products covered by the licensing requirements, we may seek a license for the customer but have no assurance that the USG will grant such a license, or that the USG will act on the license application in a timely manner or at all.

On January 15, 2025, the USG published the "AI Diffusion" IFR in the Federal Register. After a 120-day delayed compliance period, the IFR will, unless modified, impose a worldwide licensing requirement on all products classified under Export Control Classification Numbers, or ECCNs, 3A090.a, 4A090.a, or corresponding .z ECCNs, including all related software and technology. Any system that incorporates one or more of the covered integrated circuits, or ICs, (including but not limited to NVIDIA DGX, HGX, and MGX systems) will be covered by the new licensing requirement. The licensing requirement will include future NVIDIA ICs, boards, or systems classified with ECCN 3A090.a or 4A090.a, or corresponding .z ECCNs, achieving certain total processing performance and/or performance density.

Unless a license exception is available, the worldwide licensing requirements will apply to the following NVIDIA products, and any others we develop that meet the characteristics of 3A090.a or 4A090.a, including but not limited to: A100, A800, H100, H200, H800, B100, B200, GB200, L4, L40S, and RTX 6000 Ada.

Our competitive position has been harmed by the existing export controls, and our competitive position and future results may be further harmed, over the long term, if there are further changes in the USG's export controls. Given the increasing strategic importance of AI and rising geopolitical tensions, the USG has changed and may again change the export control rules at any time and further subject a wider range of our products to export restrictions and licensing requirements, negatively impacting our business and financial results. In the event of such change, we may be unable to sell our inventory of such products and may be unable to develop replacement products not subject to the licensing requirements, effectively excluding us from all or part of the China market, as well as other impacted markets, including the Middle East and countries designated "Tier 2" by the AI Diffusion IFR. In addition to export controls, the USG may impose restrictions on the import and sale of products that incorporate technologies developed or manufactured in whole or in part in China. For example, the USG is considering restrictions on the import and sale of certain automotive products in the United States, which if adopted and interpreted broadly, could impact our ability to develop and supply solutions for our automotive customers.

While we work to enhance the resiliency and redundancy of our supply chain, which is currently concentrated in the Asia-Pacific region, new and existing export controls or changes to existing export controls could limit alternative manufacturing locations and negatively impact our business. Refer to "Item 1A. Risk Factors – Risks Related to Regulatory, Legal, Our Stock and Other Matters" for a discussion of this potential impact.

Macroeconomic Factors

Macroeconomic factors, including inflation, interest rate changes, capital market volatility, global supply chain constraints, tariffs, and global economic and geopolitical developments, may have direct and indirect impacts on our results of operations, particularly demand for our products. While difficult to isolate and quantify, these macroeconomic factors impact our supply chain and manufacturing costs, employee wages, costs for capital equipment and value of our investments. Our product and solution pricing generally does not fluctuate with short-term changes in our costs. Within our supply chain, we continuously manage product availability and costs with our vendors.

Israel and Regional Conflicts

We are monitoring the impact of the geopolitical conflict in and around Israel on our operations, including the health and safety of our approximately 4,700 employees in the region who primarily support the research and development, operations, and sales and marketing of our networking products. Our global supply chain for our networking products has not experienced any significant impact. Some of our employees in the region have been on active military duty for an extended period and may continue to be absent, which may cause disruption to our product development or operations. We have not experienced significant impact or expense to our business; however, if the conflict is further extended or expanded, it could impact future product development, operations, and revenue or create other uncertainty for our business.

Fiscal Year 2025 Summary

	Year Ended		
	Jan 26, 2025	Jan 28, 2024	Change
	($ in millions, except per share data)		
Revenue	$ 130,497	$ 60,922	Up 114%
Gross margin	75.0 %	72.7 %	Up 2.3 pts
Operating expenses	$ 16,405	$ 11,329	Up 45%
Operating income	$ 81,453	$ 32,972	Up 147%
Net income	$ 72,880	$ 29,760	Up 145%
Net income per diluted share	$ 2.94	$ 1.19	Up 147%

We specialize in markets where our computing platforms can provide tremendous acceleration for applications. These platforms incorporate processors, interconnects, software, algorithms, systems, and services to deliver unique value. Our platforms address four large markets where our expertise is critical: Data Center, Gaming, Professional Visualization, and Automotive.

Revenue for fiscal year 2025 was $130.5 billion, up 114% from a year ago.

Data Center revenue for fiscal year 2025 was up 142% from a year ago. The strong year-on-year growth was driven by demand for our Hopper architecture accelerated computing platform used for large language models, recommendation engines, and generative AI applications. We began shipping production systems of the Blackwell architecture in the fourth quarter of fiscal year 2025.

Gaming revenue for fiscal year 2025 was up 9% from a year ago, driven by sales of our GeForce RTX 40 Series GPUs.

Professional Visualization revenue for fiscal year 2025 was up 21% from a year ago, driven by the continued ramp of Ada RTX GPU workstations for use cases such as generative AI-powered design, simulation, and engineering.

Automotive revenue for fiscal year 2025 was up 55% from a year ago, driven by sales of our self-driving platforms.

Gross margin increased in fiscal year 2025 driven by a higher mix of Data Center revenue.

Operating expenses for fiscal year 2025 were up 45% from a year ago, driven by higher compensation and benefits expenses due to employee growth and compensation increases, and engineering development, compute and infrastructure costs for new product introductions.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, cost of revenue, expenses and related disclosure of contingencies. Critical accounting estimates are those estimates that involve a significant level of estimation uncertainty and could have a material impact on our financial condition or results of operations. We have critical accounting estimates in the areas of inventories, income taxes, and revenue recognition. Refer to Note 1 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Annual Report on Form 10-K for a summary of significant accounting policies.

Inventories

We charge cost of sales for inventory provisions to write-down our inventory to the lower of cost or net realizable value or for obsolete or excess inventory, and for excess product purchase commitments. Most of our inventory provisions relate to excess quantities of products or components, based on our inventory levels and future product purchase

commitments compared to assumptions about future demand and market conditions, which requires management judgment.

Situations that may result in excess or obsolete inventory or excess product purchase commitments include changes in business and economic conditions, changes in market conditions, sudden and significant decreases in demand for our products, including potential cancellation or deferral of customer purchase orders, inventory obsolescence because of changing technology and customer requirements, new product introductions resulting in less demand for existing products or inconsistent spikes in demand, failure to estimate customer demand properly, ordering in advance of historical lead-times, government regulations and the impact of changes in future demand, or increase in demand for competitive products, including competitive actions.

The net effect on our gross margin from inventory provisions and sales of items previously written down was an unfavorable impact of 2.3% in fiscal year 2025 and 2.7% in fiscal year 2024. Our inventory and capacity purchase commitments are based on forecasts of future customer demand and consider our third-party manufacturers' lead times and constraints. Our manufacturing lead times can be and have been long, and in some cases, extended beyond twelve months for some products. We may place non-cancellable inventory orders for certain product components in advance of our historical lead times, pay premiums and provide deposits to secure future supply and capacity. We also adjust to other market factors, such as product offerings and pricing actions by our competitors, new product transitions, and macroeconomic conditions - all of which may impact demand for our products.

Refer to the Gross Profit and Gross Margin discussion below in this Management's Discussion and Analysis for further discussion.

Income Taxes

We are subject to income taxes in the U.S. and foreign jurisdictions. Our calculation of deferred tax assets and liabilities is based on certain estimates and judgments and involves dealing with uncertainties in the application of complex tax laws. Our estimates of deferred tax assets and liabilities may change based, in part, on added certainty or finality to an anticipated outcome, changes in accounting standards or tax laws in the U.S. or foreign jurisdictions where we operate, or changes in other facts or circumstances. In addition, we recognize liabilities for potential U.S. and foreign income tax contingencies based on our estimate of whether, and the extent to which, additional taxes may be due. If we determine that payment of these amounts is unnecessary or if the recorded tax liability is less than our current assessment, we may be required to recognize an income tax benefit or additional income tax expense in our financial statements accordingly.

We record a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized based on all available evidence. To the extent realization of the deferred tax assets becomes more-likely-than-not, we would recognize such deferred tax assets as income tax benefits during the period.

We recognize the benefit from a tax position only if it is more-likely-than-not that the position would be sustained upon audit based solely on the technical merits of the tax position. Our policy is to include interest and penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

Revenue Allowances

For products sold with a right of return, we record a reduction to revenue by establishing a sales return allowance for estimated product returns at the time revenue is recognized, based primarily on historical return rates. However, if product returns for a fiscal period are anticipated to exceed historical return rates, we may determine that additional sales return allowances are required to reflect our estimated exposure for product returns. Return rights for certain stocking distributors for specific products are contractually limited based on a percentage of prior quarter shipments. For shipments to other customers, we do not allow returns, although we may approve returns for credit or refund based on applicable facts and circumstances.

We account for customer programs, which involve rebates and marketing development funds, or MDFs, as a reduction in revenue and accrue for such programs based on the amount we expect to be claimed by customers. Certain customer programs include distributor price incentives or other channel programs for specific products and customer classes which require judgement as to whether the applicable incentives will be attained. Estimates for customer program accruals include a combination of historical attainment and claim rates and may be adjusted based on relevant internal and external factors.

License and Development Arrangements

Revenue from License and Development Arrangements is recognized over the period in which the development services are performed. Each fiscal reporting period, we measure progress to completion based on actual cost incurred to date as a percentage of the estimated total cost required to complete each project. Estimated total cost for each project includes a forecast of internal engineer personnel time expected to be incurred and other third-party costs as applicable.

Contracts with Multiple Performance Obligations

Our contracts may contain more than one performance obligation. Judgement is required in determining whether each performance obligation within a customer contract is distinct. Except for License and Development Arrangements, NVIDIA products and services function on a standalone basis and do not require a significant amount of integration or interdependency. Therefore, multiple performance obligations contained within a customer contract are considered distinct and are not combined for revenue recognition purposes.

We allocate the total transaction price to each distinct performance obligation in an arrangement with multiple performance obligations on a relative standalone selling price basis. In certain cases, we can establish standalone selling price based on directly observable prices of products or services sold separately in comparable circumstances to similar customers. If standalone selling price is not directly observable, such as when we do not sell a product or service separately, we determine standalone selling price based on market data and other observable inputs.

Results of Operations

A discussion regarding our financial condition and results of operations for fiscal year 2025 compared to fiscal year 2024 is presented below. A discussion regarding our financial condition and results of operations for fiscal year 2024 compared to fiscal year 2023 can be found under Item 7 in our Annual Report on Form 10-K for the fiscal year ended January 28, 2024, filed with the SEC on February 21, 2024, which is available free of charge on the SEC's website at http://www.sec.gov and at our investor relations website, http://investor.nvidia.com.

The following table sets forth, for the periods indicated, certain items in our Consolidated Statements of Income expressed as a percentage of revenue.

	Year Ended	
	Jan 26, 2025	Jan 28, 2024
Revenue	100.0 %	100.0 %
Cost of revenue	25.0	27.3
Gross profit	75.0	72.7
Operating expenses		
Research and development	9.9	14.2
Sales, general and administrative	2.7	4.4
Total operating expenses	12.6	18.6
Operating income	62.4	54.1
Interest income	1.4	1.4
Interest expense	(0.2)	(0.4)
Other, net	0.8	0.4
Other income (expense), net	2.0	1.4
Income before income tax	64.4	55.5
Income tax expense	8.6	6.6
Net income	55.8 %	48.9 %

Reportable Segments

Revenue by Reportable Segments

	Year Ended			
	Jan 26, 2025	Jan 28, 2024	$ Change	% Change
	($ in millions)			
Compute & Networking	$ 116,193	$ 47,405	$ 68,788	145 %
Graphics	14,304	13,517	787	6 %
Total	$ 130,497	$ 60,922	$ 69,575	114 %

Operating Income by Reportable Segments

	Year Ended			
	Jan 26, 2025	Jan 28, 2024	$ Change	% Change
	($ in millions)			
Compute & Networking	$ 82,875	$ 32,016	$ 50,859	159 %
Graphics	5,085	5,846	(761)	(13)%
All Other	(6,507)	(4,890)	(1,617)	33 %
Total	$ 81,453	$ 32,972	$ 48,481	147 %

Compute & Networking revenue – The year over year increase was due to strong demand for our accelerated computing and AI solutions. Revenue from Data Center computing grew 162% driven primarily by demand for our Hopper computing platform used for large language models, recommendation engines, and generative AI applications. Revenue from Data Center networking grew 51% driven by Ethernet for AI revenue, which includes Spectrum-X end-to-end ethernet platform.

Graphics revenue – The year over year increase was driven by sales of our GeForce RTX 40 Series GPUs.

Reportable segment operating income – The year over year increase in Compute & Networking segment operating income was driven by growth in revenue. The year over year decrease in Graphics segment operating income was driven by an increase of 44% in segment operating expenses, partially offset by growth in revenue.

All Other operating loss – The year over year increase was due to an increase in stock-based compensation expense reflecting employee growth and compensation increases.

Concentration of Revenue

We refer to customers who purchase products directly from NVIDIA as direct customers, such as AIBs, distributors, ODMs, OEMs, and system integrators. We have certain customers that may purchase products directly from NVIDIA and may use either internal resources or third-party system integrators to complete their build. We also have indirect customers, who purchase products through our direct customers; indirect customers include CSPs, consumer internet companies, enterprises, and public sector entities.

Direct Customers – Sales to direct customers which represented 10% or more of total revenue, all of which were primarily attributable to the Compute & Networking segment, are presented in the following table:

	Year Ended	
	Jan 26, 2025	Jan 28, 2024
Direct Customer A	12 %	*
Direct Customer B	11 %	13 %
Direct Customer C	11 %	*

* Less than 10% of total revenue.

No customer represented 10% or more of total revenue for fiscal year 2023.

Indirect Customers – Indirect customer revenue is an estimation based upon multiple factors including customer purchase order information, product specifications, internal sales data, and other sources. Actual indirect customer revenue may differ from our estimates. For fiscal year 2025, an indirect customer which primarily purchases our products through system integrators and distributors, including through Direct Customer B, is estimated to represent 10% or more of total revenue, attributable to the Compute & Networking segment.

We have experienced periods where we receive a significant amount of our revenue from a limited number of customers, and this trend may continue.

Revenue by geographic region is designated based on the billing location even if the revenue may be attributable to indirect customers in a different location. Revenue from sales to customers outside of the United States accounted for 53% and 56% of total revenue for fiscal years 2025 and 2024, respectively.

Gross Profit and Gross Margin

Gross profit consists of total net revenue less cost of revenue. Cost of revenue consists primarily of the cost of semiconductors, including wafer fabrication, assembly, testing and packaging, board and device costs, manufacturing support costs, including labor and overhead associated with such purchases, final test yield fallout, inventory and warranty provisions, memory and component costs, tariffs, and shipping costs. Cost of revenue also includes acquisition-related intangible amortization expense, costs for license and development and service arrangements, IP-related costs, and stock-based compensation related to personnel associated with manufacturing operations.

Gross margins increased to 75.0% in fiscal year 2025 from 72.7% in fiscal year 2024. The year over year increase was primarily driven by a higher mix of Data Center revenue.

Provisions for inventory and excess inventory purchase obligations totaled $3.7 billion and $2.2 billion for fiscal years 2025 and 2024, respectively. Sales of previously reserved inventory and settlements of excess inventory purchase obligations resulted in a provision release of $689 million and $540 million for fiscal years 2025 and 2024, respectively. The net effect on our gross margin was an unfavorable impact of 2.3% and 2.7% in fiscal years 2025 and 2024, respectively.

Operating Expenses

	Year Ended			
	Jan 26, 2025	Jan 28, 2024	$ Change	% Change
	($ in millions)			
Research and development expenses	$ 12,914	$ 8,675	$ 4,239	49 %
% of net revenue	*9.9 %*	*14.2 %*		
Sales, general and administrative expenses	3,491	2,654	837	32 %
% of net revenue	*2.7 %*	*4.4 %*		
Total operating expenses	$ 16,405	$ 11,329	$ 5,076	45 %
% of net revenue	*12.6 %*	*18.6 %*		

The increases in research and development expenses for fiscal year 2025 were driven by a 32% increase in compensation and benefits, including stock-based compensation, reflecting employee growth and compensation increases, a 100% increase in compute and infrastructure, and a 234% increase in engineering development costs for new product introductions.

The increases in sales, general and administrative expenses for fiscal year 2025 were primarily driven by compensation and benefits, including stock-based compensation, reflecting employee growth and compensation increases.

Other Income (Expense), Net

	Year Ended		
	Jan 26, 2025	Jan 28, 2024	$ Change
	($ in millions)		
Interest income	$ 1,786	$ 866	$ 920
Interest expense	(247)	(257)	10
Other, net	1,034	237	797
Other income (expense), net	$ 2,573	$ 846	$ 1,727

The increase in interest income was primarily due to growth in cash, cash equivalents, and marketable securities.

Interest expense is comprised of coupon interest and debt discount amortization related to our notes.

Other, net consists of realized or unrealized gains and losses from investments in non-marketable equity securities, publicly-held equity securities, and the impact of changes in foreign currency rates. The change in Other, net, compared to fiscal year 2024, was primarily driven by an increase in fair value of our non-marketable equity securities and publicly-held equity securities. Refer to Note 8 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Annual Report on Form 10-K for additional information regarding our non-marketable equity securities.

Income Taxes

Income tax expense was $11.1 billion and $4.1 billion for fiscal years 2025 and 2024, respectively. Income tax as a percentage of income before income tax was an expense of 13.3% and 12.0% for fiscal years 2025 and 2024, respectively.

The effective tax rate increased primarily due to higher pre-tax income and a prior year discrete benefit due to an audit resolution.

Our effective tax rates for fiscal years 2025 and 2024 were lower than the U.S. federal statutory rate of 21% due primarily to tax benefits from the FDII deduction, stock-based compensation, the U.S. federal research tax credit, and income earned in jurisdictions that are subject to taxes at rates lower than the U.S. federal statutory tax rate. Our effective tax rate for fiscal year 2024 was additionally benefited by the audit resolution.

Given our current and possible future earnings, we believe that we may release the valuation allowance associated with certain state deferred tax assets in the near term, which would decrease our income tax expense for the period the release is recorded. The timing and amount of the valuation allowance release could vary based on our assessment of all available information.

Refer to Note 13 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Annual Report on Form 10-K for additional information.

Liquidity and Capital Resources

	Jan 26, 2025	Jan 28, 2024
	(In millions)	
Cash and cash equivalents	$ 8,589	$ 7,280
Marketable securities	34,621	18,704
Cash, cash equivalents, and marketable securities	$ 43,210	$ 25,984

	Year Ended	
	Jan 26, 2025	Jan 28, 2024
	(In millions)	
Net cash provided by operating activities	$ 64,089	$ 28,090
Net cash used in investing activities	$ (20,421)	$ (10,566)
Net cash used in financing activities	$ (42,359)	$ (13,633)

Our investment policy requires the purchase of highly-rated fixed income securities, the diversification of investment types and credit exposures, and certain maturity limits on our portfolio.

Cash provided by operating activities increased in fiscal year 2025 compared to fiscal year 2024, due to growth in revenue.

Cash used in investing activities increased in fiscal year 2025 compared to fiscal year 2024, primarily driven by net purchases of marketable securities, and purchase of land, property and equipment.

Cash used in financing activities increased in fiscal year 2025 compared to fiscal year 2024, mainly due to higher share repurchases and higher tax payments related to RSUs.

Liquidity

Our primary sources of liquidity include cash, cash equivalents, marketable securities, and cash generated by our operations. As of January 26, 2025, we had $43.2 billion in cash, cash equivalents, and marketable securities. We believe that we have sufficient liquidity to meet our operating requirements for at least the next twelve months and thereafter for the foreseeable future, including our future supply obligations and share purchases. We continuously evaluate our liquidity and capital resources, including our access to external capital, to ensure we can finance future capital requirements.

Our marketable securities consist of publicly-held equity securities, debt securities issued by the U.S. government and its agencies, highly rated corporations and financial institutions, and foreign government entities, as well as certificates of deposit issued by highly rated financial institutions. These marketable securities are primarily denominated in U.S. dollars. Refer to Note 7 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Annual Report on Form 10-K for additional information.

Except for approximately $1.7 billion of cash, cash equivalents, and marketable securities held outside the U.S. for which we have not accrued any related foreign or state taxes if we repatriate these amounts to the U.S., substantially all of our cash, cash equivalents and marketable securities held outside the U.S. at the end of fiscal year 2025 are available for use in the U.S. without incurring additional U.S. federal income taxes.

Capital Return to Shareholders

On August 26, 2024, our Board of Directors approved an additional $50 billion to our share repurchase authorization, without expiration. In fiscal year 2025, we repurchased 310 million shares of our common stock for $34.0 billion. As of January 26, 2025, we were authorized, subject to certain specifications, to repurchase up to $38.7 billion of our common stock.

From January 27, 2025 through February 21, 2025, we repurchased 29 million shares for $3.7 billion pursuant to a pre-established trading plan. Our share repurchase program aims to offset dilution from shares issued to employees while maintaining adequate liquidity to meet our operating requirements. We may pursue additional share repurchases as we weigh market factors and other investment opportunities.

In fiscal year 2025, we paid cash dividends to our shareholders of $834 million. The payment of future cash dividends is subject to our Board of Directors' continuing determination that the declaration of dividends is in the best interests of our shareholders.

The U.S. Inflation Reduction Act of 2022 requires a 1% excise tax on certain share repurchases in excess of shares issued for employee compensation made after December 31, 2022. The excise tax is included in our share repurchase cost and was not material for fiscal years 2025 and 2024.

Outstanding Indebtedness and Commercial Paper Program

Our aggregate debt maturities as of January 26, 2025, by year payable, are as follows:

	Jan 26, 2025
	(In millions)
Due in one year	$ —
Due in one to five years	2,250
Due in five to ten years	2,750
Due in greater than ten years	3,500
Unamortized debt discount and issuance costs	(37)
Net long-term carrying amount	$ 8,463

We have a $575 million commercial paper program to support general corporate purposes. As of January 26, 2025, we had no commercial paper outstanding.

Refer to Note 11 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Annual Report on Form 10-K for further discussion.

Material Cash Requirements and Other Obligations

For a description of our long-term debt, purchase obligations, and operating lease obligations, refer to Note 11, Note 12, and Note 17 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Annual Report on Form 10-K, respectively.

During fiscal year 2025 and fiscal year 2024, we spent $3.4 billion and $1.1 billion on capital expenditures, respectively. We expect to increase capital expenditures in fiscal year 2026 relative to fiscal year 2025 to support the future growth of our business.

Unrecognized tax benefits of $2.2 billion, which includes related interest and penalties of $251 million, were recorded in non-current income tax payable at the end of fiscal year 2025. We are unable to estimate the timing of any potential tax liability, interest payments, or penalties in individual years due to uncertainties in the underlying income tax positions and the timing of the effective settlement of such tax positions. Refer to Note 13 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Annual Report on Form 10-K for further information.

Climate Change

To date, there has been no material impact to our results of operations associated with global sustainability regulations, compliance, costs from sourcing renewable energy or climate-related business trends.

Adoption of New and Recently Issued Accounting Pronouncements

Refer to Note 1 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Annual Report on Form 10-K for a discussion of adoption of new and recently issued accounting pronouncements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Investment and Interest Rate Risk

We are exposed to interest rate risk related to our fixed-rate investment portfolio and outstanding debt. The investment portfolio is managed consistent with our overall liquidity strategy in support of both working capital needs and growth of our businesses.

As of the end of fiscal year 2025, we performed a sensitivity analysis on our investment portfolio. According to our analysis, parallel shifts in the yield curve of plus or minus 0.5% would result in a change in fair value for these investments of $238 million.

As of the end of fiscal year 2025, we had $8.5 billion of senior Notes outstanding. We carry the Notes at face value less unamortized discount on our Consolidated Balance Sheets. As the Notes bear interest at a fixed rate, we have no financial statement risk associated with changes in interest rates. Refer to Note 11 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Annual Report on Form 10-K for additional information.

Foreign Exchange Rate Risk

We consider our direct exposure to foreign exchange rate fluctuations to be minimal as substantially all of our sales are in United States dollars and foreign currency forward contracts are used to offset movements of foreign currency exchange rates. Gains or losses from foreign currency remeasurement are included in other income or expenses. The impact of foreign currency transaction gain or loss included in determining net income was not significant for fiscal years 2025 and 2024.

Sales and arrangements with third-party manufacturers provide for pricing and payment in United States dollars, and, therefore, are not subject to exchange rate fluctuations. Increases in the value of the United States' dollar relative to other currencies would make our products more expensive, which could negatively impact our ability to compete. Conversely, decreases in the value of the United States' dollar relative to other currencies could result in our suppliers raising their manufacturing costs.

If the U.S. dollar strengthened by 10% as of January 26, 2025 and January 28, 2024, the amount recorded in accumulated other comprehensive income (loss) related to our foreign exchange contracts before tax effect would have been $136 million and $116 million lower, respectively. Change in value recorded in accumulated other comprehensive income (loss) would be expected to offset a corresponding change in hedged forecasted foreign currency expenses when recognized.

If an adverse 10% foreign exchange rate change was applied to our balance sheet hedging contracts, it would have resulted in an adverse impact on income before taxes of $129 million and $60 million as of January 26, 2025 and January 28, 2024, respectively. These changes in fair values would be offset in other income (expense), net by

corresponding change in fair values of the foreign currency denominated monetary assets and liabilities, assuming the hedge contracts fully cover the foreign currency denominated monetary assets and liabilities balances.

Refer to Note 10 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Annual Report on Form 10-K for additional information.

Item 8. Financial Statements and Supplementary Data

The information required by this Item is set forth in our Consolidated Financial Statements and Notes thereto included in this Annual Report on Form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Controls and Procedures

Disclosure Controls and Procedures

Based on their evaluation as of January 26, 2025, our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) were effective to provide reasonable assurance that the information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of January 26, 2025 based on the criteria set forth in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the criteria set forth in *Internal Control — Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of January 26, 2025.

The effectiveness of our internal control over financial reporting as of January 26, 2025 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report which is included herein.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the quarter ended January 26, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. In fiscal year 2022, we began an upgrade of our ERP system, which will update much of our existing core financial systems. The ERP system is designed to accurately maintain our financial records used to report operating results. The upgrade will occur in phases. We will continue to evaluate each quarter whether there are changes that materially affect our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls, will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within NVIDIA have been detected.

Item 9B. Other Information

The following members of our Board of Directors and/or officers adopted, modified or terminated a trading arrangement that is intended to satisfy the affirmative defense conditions of Rule 10b5-1(c), or a Rule 10b5-1 Trading Arrangement:

Name	Title of Director or Officer	Action	Date	Total Shares of Common Stock to be Sold	Expiration Date
Aarti Shah	Director	Termination	November 25, 2024	29,000*	N/A
Aarti Shah	Director	Adoption	November 25, 2024	39,000	March 31, 2026
John O. Dabiri	Director	Adoption	December 9, 2024	3,396**	December 2, 2025

*The Rule 10b5-1 Trading Arrangement was adopted on September 27, 2024 for sales through March 31, 2026. No shares were sold under the plan prior to termination.

**Estimated assuming our closing stock price as of January 24, 2025. The number of shares is based on an estimate because the plan specifies a formulaic dollar amount of shares to be sold.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

Part III

Certain information required by Part III is omitted from this report because we will file with the SEC a definitive proxy statement pursuant to Regulation 14A, or the 2025 Proxy Statement, no later than 120 days after the end of fiscal year 2025, and certain information included therein is incorporated herein by reference.

Item 10. Directors, Executive Officers and Corporate Governance

Identification of Directors

Information regarding directors required by this item will be contained in our 2025 Proxy Statement under the caption "Proposal 1 — Election of Directors," and is hereby incorporated by reference.

Identification of Executive Officers

Reference is made to the information regarding executive officers appearing under the heading "Information About Our Executive Officers" in Part I of this Annual Report on Form 10-K, which information is hereby incorporated by reference.

Identification of Audit Committee and Financial Experts

Information regarding our Audit Committee required by this item will be contained in our 2025 Proxy Statement under the captions "Report of the Audit Committee of the Board of Directors" and "Information About the Board of Directors and Corporate Governance," and is hereby incorporated by reference.

Material Changes to Procedures for Recommending Directors

Information regarding procedures for recommending directors required by this item will be contained in our 2025 Proxy Statement under the caption "Information About the Board of Directors and Corporate Governance," and is hereby incorporated by reference.

Code of Conduct

Information regarding our Code of Conduct required by this item will be contained in our 2025 Proxy Statement under the caption "Information About the Board of Directors and Corporate Governance — Code of Conduct," and is hereby incorporated by reference. The full text of our Code of Conduct and Financial Team Code of Conduct are published on the Investor Relations portion of our website, under Governance, at www.nvidia.com. If we make any amendments to either code, or grant any waiver from a provision of either code to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website or in a report on Form 8-K. The contents of our website are not a part of this Annual Report on Form 10-K.

Insider Trading Policy

The information required by Item 408(b) of Regulation S-K is incorporated by reference from the information contained in our 2025 Proxy Statement under the heading "Information About the Board of Directors and Corporate Governance."

Item 11. Executive Compensation

Information regarding our executive compensation required by this item will be contained in our 2025 Proxy Statement under the captions "Executive Compensation," "Compensation Committee Interlocks and Insider Participation," "Director Compensation," and "Compensation Committee Report," and is hereby incorporated by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Ownership of NVIDIA Securities

Information regarding ownership of NVIDIA securities required by this item will be contained in our 2025 Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners and Management," and is hereby incorporated by reference.

Equity Compensation Plan Information

Information regarding our equity compensation plans required by this item will be contained in our 2025 Proxy Statement under the caption "Equity Compensation Plan Information," and is hereby incorporated by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information regarding related transactions and director independence required by this item will be contained in our 2025 Proxy Statement under the captions "Review of Transactions with Related Persons" and "Information About the Board of Directors and Corporate Governance — Independence of the Members of the Board of Directors," and is hereby incorporated by reference.

Item 14. Principal Accountant Fees and Services

Information regarding accounting fees and services required by this item will be contained in our 2025 Proxy Statement under the caption "Fees Billed by the Independent Registered Public Accounting Firm," and is hereby incorporated by reference.

Part IV

Item 15. Exhibits and Financial Statement Schedules

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of NVIDIA Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of NVIDIA Corporation and its subsidiaries (the "Company") as of January 26, 2025 and January 28, 2024, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended January 26, 2025, including the related notes and financial statement schedule listed in the index appearing under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of January 26, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 26, 2025 and January 28, 2024, and the results of its operations and its cash flows for each of the three years in the period ended January 26, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 26, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Inventories - Provisions for Excess or Obsolete Inventories and Excess Product Purchase Commitments

As described in Notes 1, 9 and 12 to the consolidated financial statements, the Company charges cost of sales for inventory provisions to write-down inventory for excess or obsolete inventory and for excess product purchase commitments. Most of the Company's inventory provisions relate to excess quantities of products, based on the Company's inventory levels and future product purchase commitments compared to assumptions about future demand and market conditions. As of January 26, 2025, the Company's consolidated inventories balance was $10.1 billion and the Company's consolidated outstanding inventory purchase and long-term supply and capacity obligations balance was $30.8 billion, of which a significant portion relates to inventory purchase obligations.

The principal considerations for our determination that performing procedures relating to the valuation of inventories, specifically the provisions for excess or obsolete inventories and excess product purchase commitments, is a critical audit matter are the significant judgment by management when developing provisions for excess or obsolete inventories and excess product purchase commitments, including developing assumptions related to future demand and market conditions. This in turn led to significant auditor judgment, subjectivity, and effort in performing procedures and evaluating management's assumptions related to future demand and market conditions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's provisions for excess or obsolete inventories and excess product purchase commitments, including controls over management's assumptions related to future demand and market conditions. These procedures also included, among others, testing management's process for developing the provisions for excess or obsolete inventories and excess product purchase commitments; evaluating the appropriateness of management's approach; testing the completeness and accuracy of underlying data used in the approach; and evaluating the reasonableness of management's assumptions related to future demand and market conditions. Evaluating management's assumptions related to future demand and market conditions involved evaluating whether the assumptions used by management were reasonable considering (i) current and past results, including historical product life cycle, (ii) the consistency with external market and industry data, and (iii) changes in technology.

/s/ PricewaterhouseCoopers LLP

San Jose, California
February 26, 2025

We have served as the Company's auditor since 2004.

NVIDIA Corporation and Subsidiaries
Consolidated Statements of Income
(In millions, except per share data)

	Year Ended		
	Jan 26, 2025	Jan 28, 2024	Jan 29, 2023
Revenue	$ 130,497	$ 60,922	$ 26,974
Cost of revenue	32,639	16,621	11,618
Gross profit	97,858	44,301	15,356
Operating expenses			
Research and development	12,914	8,675	7,339
Sales, general and administrative	3,491	2,654	2,440
Acquisition termination cost	—	—	1,353
Total operating expenses	16,405	11,329	11,132
Operating income	81,453	32,972	4,224
Interest income	1,786	866	267
Interest expense	(247)	(257)	(262)
Other, net	1,034	237	(48)
Other income (expense), net	2,573	846	(43)
Income before income tax	84,026	33,818	4,181
Income tax expense (benefit)	11,146	4,058	(187)
Net income	$ 72,880	$ 29,760	$ 4,368
Net income per share:			
Basic	$ 2.97	$ 1.21	$ 0.18
Diluted	$ 2.94	$ 1.19	$ 0.17
Weighted average shares used in per share computation:			
Basic	24,555	24,690	24,870
Diluted	24,804	24,940	25,070

See accompanying Notes to the Consolidated Financial Statements.

NVIDIA Corporation and Subsidiaries
Consolidated Statements of Comprehensive Income
(In millions)

	Year Ended		
	Jan 26, 2025	Jan 28, 2024	Jan 29, 2023
Net income	$ 72,880	$ 29,760	$ 4,368
Other comprehensive income (loss), net of tax			
Available-for-sale securities:			
Net change in unrealized gain (loss)	1	80	(31)
Reclassification adjustments for net realized gain included in net income	—	—	1
Net change in unrealized gain (loss)	1	80	(30)
Cash flow hedges:			
Net change in unrealized gain	21	38	47
Reclassification adjustments for net realized loss included in net income	(21)	(48)	(49)
Net change in unrealized loss	—	(10)	(2)
Other comprehensive income (loss), net of tax	1	70	(32)
Total comprehensive income	$ 72,881	$ 29,830	$ 4,336

See accompanying Notes to the Consolidated Financial Statements.

NVIDIA Corporation and Subsidiaries
Consolidated Balance Sheets
(In millions, except par value)

	Jan 26, 2025	Jan 28, 2024
Assets		
Current assets:		
Cash and cash equivalents	$ 8,589	$ 7,280
Marketable securities	34,621	18,704
Accounts receivable, net	23,065	9,999
Inventories	10,080	5,282
Prepaid expenses and other current assets	3,771	3,080
Total current assets	80,126	44,345
Property and equipment, net	6,283	3,914
Operating lease assets	1,793	1,346
Goodwill	5,188	4,430
Intangible assets, net	807	1,112
Deferred income tax assets	10,979	6,081
Other assets	6,425	4,500
Total assets	$ 111,601	$ 65,728
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 6,310	$ 2,699
Accrued and other current liabilities	11,737	6,682
Short-term debt	—	1,250
Total current liabilities	18,047	10,631
Long-term debt	8,463	8,459
Long-term operating lease liabilities	1,519	1,119
Other long-term liabilities	4,245	2,541
Total liabilities	32,274	22,750
Commitments and contingencies - see Note 12	—	—
Shareholders' equity:		
Preferred stock, $0.001 par value; 20 shares authorized; none issued	—	—
Common stock, $0.001 par value; 80,000 shares authorized; 24,477 shares issued and outstanding as of January 26, 2025; 24,643 shares issued and outstanding as of January 28, 2024	24	25
Additional paid-in capital	11,237	13,109
Accumulated other comprehensive income	28	27
Retained earnings	68,038	29,817
Total shareholders' equity	79,327	42,978
Total liabilities and shareholders' equity	$ 111,601	$ 65,728

See accompanying Notes to the Consolidated Financial Statements.

NVIDIA Corporation and Subsidiaries
Consolidated Statements of Shareholders' Equity

	Common Stock Outstanding		Additional Paid-in	Accumulated Other Comprehensive	Retained	Total Shareholders'
	Shares	Amount	Capital	Income (Loss)	Earnings	Equity
(In millions, except per share data)						
Balances as of Jan 30, 2022	25,064	$ 26	$ 10,362	$ (11)	$ 16,235	$ 26,612
Net income	—	—	—	—	4,368	4,368
Other comprehensive loss	—	—	—	(32)	—	(32)
Issuance of common stock from stock plans	312	—	355	—	—	355
Tax withholding related to vesting of restricted stock units	(82)	—	(1,475)	—	—	(1,475)
Shares repurchased	(633)	(1)	(4)	—	(10,034)	(10,039)
Cash dividends declared and paid ($0.016 per common share)	—	—	—	—	(398)	(398)
Stock-based compensation	—	—	2,710	—	—	2,710
Balances as of Jan 29, 2023	24,661	25	11,948	(43)	10,171	22,101
Net income	—	—	—	—	29,760	29,760
Other comprehensive income	—	—	—	70	—	70
Issuance of common stock from stock plans	265	—	403	—	—	403
Tax withholding related to vesting of restricted stock units	(72)	—	(2,783)	—	—	(2,783)
Shares repurchased	(211)	—	(27)	—	(9,719)	(9,746)
Cash dividends declared and paid ($0.016 per common share)	—	—	—	—	(395)	(395)
Stock-based compensation	—	—	3,568	—	—	3,568
Balances as of Jan 28, 2024	24,643	25	13,109	27	29,817	42,978
Net income	—	—	—	—	72,880	72,880
Other comprehensive income	—	—	—	1	—	1
Issuance of common stock from stock plans	203	—	490	—	—	490
Tax withholding related to vesting of restricted stock units	(59)	—	(6,930)	—	—	(6,930)
Shares repurchased	(310)	(1)	(189)	—	(33,825)	(34,015)
Cash dividends declared and paid ($0.034 per common share)	—	—	—	—	(834)	(834)
Stock-based compensation	—	—	4,757	—	—	4,757
Balances as of Jan 26, 2025	24,477	$ 24	$ 11,237	$ 28	$ 68,038	$ 79,327

See accompanying Notes to the Consolidated Financial Statements.

NVIDIA Corporation and Subsidiaries
Consolidated Statements of Cash Flows
(In millions)

	Year Ended		
	Jan 26, 2025	Jan 28, 2024	Jan 29, 2023
Cash flows from operating activities:			
Net income	$ 72,880	$ 29,760	$ 4,368
Adjustments to reconcile net income to net cash provided by operating activities:			
Stock-based compensation expense	4,737	3,549	2,709
Depreciation and amortization	1,864	1,508	1,544
Deferred income taxes	(4,477)	(2,489)	(2,164)
(Gains) losses on non-marketable equity securities and publicly-held equity securities, net	(1,030)	(238)	45
Acquisition termination cost	—	—	1,353
Other	(502)	(278)	(7)
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	(13,063)	(6,172)	822
Inventories	(4,781)	(98)	(2,554)
Prepaid expenses and other assets	(395)	(1,522)	(1,517)
Accounts payable	3,357	1,531	(551)
Accrued and other current liabilities	4,278	2,025	1,341
Other long-term liabilities	1,221	514	252
Net cash provided by operating activities	64,089	28,090	5,641
Cash flows from investing activities:			
Proceeds from maturities of marketable securities	11,195	9,732	19,425
Proceeds from sales of marketable securities	495	50	1,806
Proceeds from sales of non-marketable equity securities	171	1	8
Purchases of marketable securities	(26,575)	(18,211)	(11,897)
Purchases related to property and equipment and intangible assets	(3,236)	(1,069)	(1,833)
Purchases of non-marketable equity securities	(1,486)	(862)	(85)
Acquisitions, net of cash acquired	(1,007)	(83)	(49)
Other	22	(124)	—
Net cash provided by (used in) investing activities	(20,421)	(10,566)	7,375
Cash flows from financing activities:			
Proceeds related to employee stock plans	490	403	355
Payments related to repurchases of common stock	(33,706)	(9,533)	(10,039)
Payments related to tax on restricted stock units	(6,930)	(2,783)	(1,475)
Repayment of debt	(1,250)	(1,250)	—
Dividends paid	(834)	(395)	(398)
Principal payments on property and equipment and intangible assets	(129)	(74)	(58)
Other	—	(1)	(2)
Net cash used in financing activities	(42,359)	(13,633)	(11,617)
Change in cash and cash equivalents	1,309	3,891	1,399
Cash and cash equivalents at beginning of period	7,280	3,389	1,990
Cash and cash equivalents at end of period	$ 8,589	$ 7,280	$ 3,389
Supplemental disclosures of cash flow information:			
Cash paid for income taxes, net	$ 15,118	$ 6,549	$ 1,404
Cash paid for interest	$ 246	$ 252	$ 254

See accompanying Notes to the Consolidated Financial Statements.

Note 1 - Organization and Summary of Significant Accounting Policies

Our Company

Headquartered in Santa Clara, California, NVIDIA was incorporated in California in April 1993 and reincorporated in Delaware in April 1998.

All references to "NVIDIA," "we," "us," "our" or the "Company" mean NVIDIA Corporation and its subsidiaries.

Certain prior fiscal year balances have been reclassified to conform to the current fiscal year presentation.

In June 2024, we executed a ten-for-one stock split of our common stock. All share, equity award, and per share amounts and related shareholders' equity balances presented herein have been retroactively adjusted to reflect the Stock Split.

Fiscal Year

We operate on a 52- or 53-week year, ending on the last Sunday in January. Fiscal years 2025, 2024 and 2023 were all 52-week years.

Principles of Consolidation

Our consolidated financial statements include the accounts of NVIDIA Corporation and our wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from our estimates. On an on-going basis, we evaluate our estimates, including those related to accounts receivable, cash equivalents and marketable securities, goodwill, income taxes, inventories and product purchase commitments, investigation and settlement costs, litigation, non-marketable equity securities, other contingencies, property, plant, and equipment, restructuring and other charges, revenue recognition, and stock-based compensation. These estimates are based on historical facts and various other assumptions that we believe are reasonable.

Revenue Recognition

We derive our revenue from product sales, including hardware and systems, license and development arrangements, software licensing, and cloud services. We determine revenue recognition through the following steps: (1) identification of the contract with a customer; (2) identification of the performance obligations in the contract; (3) determination of the transaction price; (4) allocation of the transaction price to the performance obligations in the contract (where revenue is allocated on a relative standalone selling price basis by maximizing the use of observable inputs to determine the standalone selling price for each performance obligation); and (5) recognition of revenue when, or as, we satisfy a performance obligation. Payment from customers, per our standard payment terms, is generally due shortly after delivery of products, availability of software licenses or commencement of services.

Product Sales Revenue

Revenue from product sales is recognized upon transfer of control of products to customers in an amount that reflects the consideration we expect to receive in exchange for those products. Certain products are sold with support or an extended warranty for the incorporated system, hardware, and/or software. Support and extended warranty revenue are recognized ratably over the service period, or as services are performed. Revenue is recognized net of allowances for returns, customer programs and any taxes collected from customers.

For products sold with a right of return, we record a reduction to revenue by establishing a sales return allowance for estimated product returns at the time revenue is recognized, based primarily on historical return rates. However, if product returns for a fiscal period are anticipated to exceed historical return rates, we may determine that additional sales return allowances are required to accurately reflect our estimated exposure for product returns.

Our customer programs involve rebates, which are designed to serve as sales incentives to resellers of our products in various target markets, and MDFs which represent monies paid to our partners that are earmarked for market segment development and are designed to support our partners' activities while also promoting NVIDIA products. We account for customer programs as a reduction to revenue and accrue for such programs for potential rebates and MDFs based on the amount we expect to be claimed by customers.

License and Development Arrangements

Our license and development arrangements with customers typically require significant customization of our IP components. As a result, we recognize the revenue from the license and the revenue from the development services as a single performance obligation over the period in which the development services are performed. We measure progress to completion based on actual cost incurred to date as a percentage of the estimated total cost required to complete each project. If a loss on an arrangement becomes probable during a period, we record a provision for such loss in that period.

Software Licensing

Our software licenses provide our customers with a right to use the software when it is made available to the customer. Customers may purchase either perpetual licenses or subscriptions to licenses, which differ mainly in the duration over which the customer benefits from the software. Software licenses are frequently sold along with support, which includes the right to receive, on a when-and-if available basis, future unspecified software updates and upgrades. Revenue from software licenses is recognized up front when the software is made available to the customer. Software support revenue is recognized ratably over the service period, or as services are performed.

Cloud Services

Cloud services, which allow customers to use hosted software and hardware infrastructure without taking possession of the software or hardware, are provided on a subscription basis or a combination of subscription plus usage. Revenue related to subscription-based cloud services is recognized ratably over the contract period. Revenue related to cloud services based on usage is recognized as usage occurs. Cloud services are typically sold on a standalone basis, but certain offerings may be sold with hardware and/or software and related support.

Contracts with Multiple Performance Obligations

Our contracts may contain more than one of the products and services listed above, each of which is separately accounted for as a distinct performance obligation. We account for multiple agreements with a single customer as a single contract if the contractual terms and/or substance of those agreements indicate that they may be so closely related that they are, in effect, parts of a single contract.

We allocate the total transaction price to each distinct performance obligation in an arrangement with multiple performance obligations on a relative standalone selling price basis. The standalone selling price reflects the price we would charge for a specific product or service if it were sold separately in similar circumstances and to similar customers. When determining standalone selling price, we maximize the use of observable inputs.

Product Warranties

We offer a limited warranty to end-users ranging from one to three years for products to repair or replace products for manufacturing defects or hardware component failures. Cost of revenue includes the estimated cost of product warranties that are calculated at the point of revenue recognition. Under limited circumstances, we may offer an extended limited warranty to customers for certain products. We also accrue for known warranty and indemnification issues if a loss is probable and can be reasonably estimated.

Stock-based Compensation

We use the closing trading price of our common stock on the date of grant, minus a dividend yield discount, as the fair value of awards of restricted stock units, or RSUs, and performance stock units, or PSUs, that are based on our corporate financial performance targets. We use a Monte Carlo simulation on the date of grant to estimate the fair value of PSUs that are based on our stock performance compared to market performance, or market-based PSUs. The compensation expense for RSUs and market-based PSUs is recognized using a straight-line attribution method over the requisite employee service period while compensation expense for PSUs is recognized using an accelerated amortization model based on performance targets probable of achievement. We estimate the fair value of shares to be issued under our employee stock purchase plan, or ESPP, using the Black-Scholes model at the commencement of an offering period in March and September of each year. Stock-based compensation for our ESPP is expensed using an accelerated amortization model. Additionally, for RSUs, PSUs, and market-based PSUs, we estimate expected forfeitures based on our historical forfeitures.

Litigation, Investigation and Settlement Costs

We currently, are, and will likely continue to be subject to claims, litigation, and other actions, including potential regulatory proceedings, involving patent and other intellectual property matters, taxes, labor and employment, competition and antitrust, commercial disputes, goods and services offered by us and by third parties, and other matters. There are many uncertainties associated with any litigation or investigation, and we cannot be certain that these actions or other third-party claims against us will be resolved without litigation, fines and/or substantial settlement payments or judgments. If information becomes available that causes us to determine that a loss in any of our pending litigation,

investigations or settlements is probable, and we can reasonably estimate the loss associated with such events, we will record the loss. However, the actual liability in any such litigation or investigation may be materially different from our estimates, which could require us to record additional costs. If we determine that a loss is reasonably possible and the loss or range of loss can be estimated, we disclose the reasonably possible loss.

Foreign Currency Remeasurement

We use the U.S. dollar as our functional currency for our subsidiaries. Foreign currency monetary assets and liabilities are remeasured into United States dollars at end-of-period exchange rates. Non-monetary assets and liabilities such as property and equipment and equity are remeasured at historical exchange rates. Revenue and expenses are remeasured at exchange rates in effect during each period, except for those expenses related to non-monetary balance sheet amounts, which are remeasured at historical exchange rates. Gains or losses from foreign currency remeasurement are included in earnings in our Consolidated Statements of Income and to date have not been significant.

Income Taxes

We recognize federal, state and foreign current tax liabilities or assets based on our estimate of taxes payable or refundable in the current fiscal year by tax jurisdiction. We recognize federal, state and foreign deferred tax assets or liabilities, as appropriate, for our estimate of future tax effects attributable to temporary differences and carryforwards; and we record a valuation allowance to reduce any deferred tax assets by the amount of any tax benefits that, based on available evidence and judgment, are not expected to be realized.

Our calculation of deferred tax assets and liabilities is based on certain estimates and judgments and involves dealing with uncertainties in the application of complex tax laws. Our estimates of deferred tax assets and liabilities may change based, in part, on added certainty or finality to an anticipated outcome, changes in accounting standards or tax laws in the U.S., or foreign jurisdictions where we operate, or changes in other facts or circumstances. In addition, we recognize liabilities for potential U.S. and foreign income tax contingencies based on our estimate of whether, and the extent to which, additional taxes may be due. If we determine that payment of these amounts is unnecessary or if the recorded tax liability is less than our current assessment, we may be required to recognize an income tax benefit or additional income tax expense in our financial statements accordingly.

As of January 26, 2025, we had a valuation allowance of $1.6 billion related to capital loss carryforwards, and certain state and other deferred tax assets that management determined are not likely to be realized due, in part, to jurisdictional projections of future taxable income, including capital gains. To the extent realization of the deferred tax assets becomes more-likely-than-not, we would recognize such deferred tax assets as income tax benefits during the period.

We recognize the benefit from a tax position only if it is more-likely-than-not that the position would be sustained upon audit based solely on the technical merits of the tax position. Our policy is to include interest and penalties related to unrecognized tax benefits as a component of income tax expense.

Net Income Per Share

Basic net income per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted average number of common and potentially dilutive shares outstanding during the period, using the treasury stock method. Any anti-dilutive effect of equity awards outstanding is not included in the computation of diluted net income per share.

Cash and Cash Equivalents and Marketable Securities

We consider all highly liquid investments that are readily convertible into cash and have an original maturity of three months or less at the time of purchase to be cash equivalents. Marketable securities consist of highly liquid debt investments with maturities of greater than three months when purchased and publicly-held equity securities. We classify these investments as current based on the nature of the investments and their availability for use in current operations.

We classify our cash equivalents and marketable debt securities at the date of acquisition as available-for-sale. These available-for-sale debt securities are reported at fair value with the related unrealized gains and losses included in accumulated other comprehensive income or loss, a component of shareholders' equity, net of tax. The fair value of interest-bearing debt securities includes accrued interest. Realized gains and losses on the sale of marketable securities are determined using the specific-identification method and recorded in the Other income (expense), net, section of our Consolidated Statements of Income.

Available-for-sale debt securities are subject to impairment review. If the estimated fair value of available-for-sale debt securities is less than its amortized cost basis, we determine if the difference, if any, is caused by expected credit losses and write-down the amortized cost basis of the securities if it is more likely than not we will be required or we intend to

sell the securities before recovery of its amortized cost basis. Allowances for credit losses and write-downs are recognized in the Other income (expense), net section of our Consolidated Statements of Income.

Publicly-held equity securities have readily determinable fair values with changes in fair value recorded in Other income (expense), net.

Fair Value of Financial Instruments

The carrying value of cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their relatively short maturities as of January 26, 2025 and January 28, 2024. Marketable debt and equity securities are reported at fair value based on quoted market prices. Derivative instruments are recognized as either assets or liabilities and are measured at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. For fair value hedges, the gains or losses are recognized in earnings in the periods of change together with the offsetting losses or gains on the hedged items attributed to the risk being hedged. For derivative instruments designated as accounting hedges, the effective portion of the gains or losses on the derivatives is initially reported as a component of other comprehensive income or loss and is subsequently recognized in earnings when the hedged exposure is recognized in earnings. For derivative instruments not designated as accounting hedges, changes in fair value are recognized in earnings.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash equivalents, marketable securities, and accounts receivable. Our investment policy requires the purchase of highly-rated fixed income securities, the diversification of investment type and credit exposures, and includes certain limits on our portfolio maturities. We perform ongoing credit evaluations of our customers' financial condition and maintain an allowance for potential credit losses. This allowance consists of an amount identified for specific customers and an amount based on overall estimated exposure. Our overall estimated exposure excludes amounts covered by credit insurance and letters of credit.

Inventories

Inventory cost is computed on an adjusted standard basis, which approximates actual cost on an average or first-in, first-out basis. Inventory costs consist primarily of the cost of semiconductors, including wafer fabrication, assembly, testing and packaging, manufacturing support costs, including labor and overhead associated with such purchases, final test yield fallout, and shipping costs, as well as the cost of purchased memory products and other component parts. We charge cost of sales for inventory provisions to write-down our inventory to the lower of cost or net realizable value or for obsolete or excess inventory, and for excess product purchase commitments. Most of our inventory provisions relate to excess quantities of products, based on our inventory levels and future product purchase commitments compared to assumptions about future demand and market conditions. Once inventory has been written-off or written-down, it creates a new cost basis for the inventory that is not subsequently written-up. We record a liability for noncancelable purchase commitments with suppliers for quantities in excess of our future demand forecasts consistent with our valuation of obsolete or excess inventory.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is computed using the straight-line method based on the estimated useful lives of the assets of two to seven years. Once an asset is identified for retirement or disposition, the related cost and accumulated depreciation or amortization are removed, and a gain or loss is recorded. The estimated useful lives of our buildings are up to thirty years. Depreciation expense includes the amortization of assets recorded under finance leases. Leasehold improvements and assets recorded under finance leases are amortized over the shorter of the expected lease term or the estimated useful life of the asset.

Leases

We determine if an arrangement is or contains a lease at inception. Operating leases with lease terms of more than 12 months are included in operating lease assets, accrued and other current liabilities, and long-term operating lease liabilities on our consolidated balance sheet. Operating lease assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments over the lease term.

Operating lease assets and liabilities are recognized based on the present value of the remaining lease payments discounted using our incremental borrowing rate. Operating lease assets also include initial direct costs incurred and prepaid lease payments, minus any lease incentives. Our lease terms include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense is recognized on a straight-line basis over the lease term.

Goodwill

Goodwill is subject to our annual impairment test during the fourth quarter of our fiscal year, or earlier if indicators of potential impairment exist. In completing our impairment test, we perform either a qualitative or a quantitative analysis on a reporting unit basis.

Qualitative factors include industry and market considerations, overall financial performance, and other relevant events and factors affecting the reporting units.

The quantitative impairment test considers both the income approach and the market approach to estimate a reporting unit's fair value. The income and market valuation approaches consider factors that include, but are not limited to, prospective financial information, growth rates, residual values, discount rates and comparable multiples from publicly traded companies in our industry and require us to make certain assumptions and estimates regarding industry economic factors and the future profitability of our business.

Intangible Assets and Other Long-Lived Assets

Intangible assets primarily represent acquired intangible assets including developed technology and customer relationships, as well as rights acquired under technology licenses, patents, and acquired IP. We currently amortize our intangible assets with finite lives over periods ranging from one to twenty years using a method that reflects the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up or, if that pattern cannot be reliably determined, using a straight-line amortization method.

Long-lived assets, such as property and equipment and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. The recoverability of assets or asset groups to be held and used is measured by a comparison of the carrying amount of an asset or asset group to estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset or asset group exceeds the estimated fair value of the asset or asset group. Fair value is determined based on the estimated discounted future cash flows expected to be generated by the asset or asset group. Assets and liabilities to be disposed of would be separately presented in the Consolidated Balance Sheet and the assets would be reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated.

Business Combination

We allocate the fair value of the purchase price of an acquisition to the tangible assets acquired, liabilities assumed, and intangible assets acquired, based on their estimated fair values. The excess of the fair value of the purchase price over the fair values of these net tangible and intangible assets acquired is recorded as goodwill. Management's estimates of fair value are based upon assumptions believed to be reasonable, but our estimates and assumptions are inherently uncertain and subject to refinement. The estimates and assumptions used in valuing intangible assets include, but are not limited to, the amount and timing of projected future cash flows, discount rate used to determine the present value of these cash flows and asset lives. These estimates are inherently uncertain and, therefore, actual results may differ from the estimates made. As a result, during the measurement period of up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the measurement period's conclusion or final determination of the fair value of the purchase price of an acquisition, whichever comes first, any subsequent adjustments are recorded to our Consolidated Statements of Income.

Acquisition-related expenses are recognized separately from the business combination and expensed as incurred.

Non-Marketable Equity Securities

Non-marketable equity securities consist of investments in privately-held companies that do not have a readily determinable fair value. These investments are measured at cost minus impairment, if any, and are adjusted for changes resulting from observable price changes in orderly transactions for an identical or similar investment in the same issuer, or the measurement alternative. Fair value is based upon observable inputs in an inactive market and the valuation requires our judgment due to the absence of market prices and inherent lack of liquidity. All gains and losses on these investments, realized and unrealized, are recognized in other income (expense), net on our Consolidated Statements of Income.

We assess whether an impairment loss has occurred on our investments in non-marketable equity securities, accounted for under the measurement alternative based on quantitative and qualitative factors. If any impairment is identified for non-marketable equity securities, we write down the investment to its fair value and record the corresponding charge through other income (expense), net on our Consolidated Statements of Income.

Recently Issued Accounting Pronouncements

Recently Adopted Accounting Pronouncement

In November 2023, the Financial Accounting Standards Board, or FASB, issued a new accounting standard requiring disclosures of significant expenses in operating segments. We adopted this standard in our fiscal year 2025 annual report. Refer to Note 16 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Annual Report on Form 10-K for further information.

Recent Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued a new accounting standard which includes new and updated income tax disclosures, including disaggregation of information in the rate reconciliation and income taxes paid. We expect to adopt this standard in our fiscal year 2026 annual report. We do not expect the adoption of this standard to have a material impact on our Consolidated Financial Statements other than additional disclosures.

In November 2024, the FASB issued a new accounting standard requiring disclosures of certain additional expense information on an annual and interim basis, including, among other items, the amounts of purchases of inventory, employee compensation, depreciation and intangible asset amortization included within each income statement expense caption, as applicable. We expect to adopt this standard in our fiscal year 2028 annual report. We do not expect the adoption of this standard to have a material impact on our Consolidated Financial Statements other than additional disclosures.

Note 2 - Business Combination

Termination of the Arm Share Purchase Agreement

In February 2022, NVIDIA and SoftBank Group Corp, or SoftBank, announced the termination of the Share Purchase Agreement whereby NVIDIA would have acquired Arm from SoftBank. The parties agreed to terminate it due to significant regulatory challenges preventing the completion of the transaction. We recorded an acquisition termination cost of $1.4 billion in fiscal year 2023 reflecting the write-off of the prepayment provided at signing.

Note 3 - Stock-Based Compensation

Stock-based compensation expense is associated with RSUs, PSUs, market-based PSUs, and our ESPP.

Consolidated Statements of Income include stock-based compensation expense, net of amounts capitalized into inventory and subsequently recognized to cost of revenue, as follows:

	Year Ended		
	Jan 26, 2025	**Jan 28, 2024**	**Jan 29, 2023**
	(In millions)		
Cost of revenue	$ 178	$ 141	$ 138
Research and development	3,423	2,532	1,892
Sales, general and administrative	1,136	876	680
Total	$ 4,737	$ 3,549	$ 2,710

Stock-based compensation capitalized in inventories was not significant during fiscal years 2025, 2024, and 2023.

The following is a summary of equity awards granted under our equity incentive plans:

		Year Ended				
		Jan 26, 2025		**Jan 28, 2024**		**Jan 29, 2023**
		(In millions, except per share data)				
RSUs, PSUs and Market-based PSUs						
Awards granted		89		140		250
Estimated total grant-date fair value	$	7,834	$	5,316	$	4,505
Weighted average grant-date fair value per share	$	87.99	$	37.41	$	18.37
ESPP						
Shares purchased		30		30		30
Weighted average price per share	$	17.74	$	15.81	$	12.25
Weighted average grant-date fair value per share	$	8.61	$	6.99	$	5.19

As of January 26, 2025, aggregate unearned stock-based compensation expense was $11.6 billion, which is expected to be recognized over a weighted average period of 2.2 years for RSUs, PSUs, and market-based PSUs, and one year for ESPP.

The fair value of shares issued under our ESPP have been estimated with the following assumptions:

	Year Ended		
	Jan 26, 2025	**Jan 28, 2024**	**Jan 29, 2023**
	(Using the Black-Scholes model)		
ESPP			
Weighted average expected life (in years)	0.1-2.0	0.1-2.0	0.1-2.0
Risk-free interest rate	3.6%-5.4%	3.9%-5.5%	—%-4.6%
Volatility	31%-75%	31%-67%	43%-72%
Dividend yield	0.03%	0.06%	0.09%

For ESPP shares, the expected term represents the average term from the first day of the offering period to the purchase date. The risk-free interest rate assumption used to value ESPP shares is based upon observed interest rates on Treasury bills appropriate for the expected term. Our expected stock price volatility assumption for ESPP is estimated using historical volatility. For awards granted, we use the dividend yield at grant date. Our RSUs, PSUs, and market-based PSUs are not eligible for cash dividends prior to vesting; therefore, the fair values of RSUs, PSUs, and market-based PSUs are discounted for the dividend yield.

Additionally, for RSUs, PSUs, and market-based PSUs, we estimate expected forfeitures based on our historical forfeitures.

Equity Incentive Program

We grant RSUs, PSUs, market-based PSUs, and stock purchase rights under the following equity incentive plans. In addition, in connection with our acquisitions of various companies, we have assumed certain stock-based awards granted under their stock incentive plans and converted them into our RSUs.

Amended and Restated 2007 Equity Incentive Plan

In 2007, our shareholders approved the NVIDIA Corporation 2007 Equity Incentive Plan, or as most recently amended and restated, the 2007 Plan.

The 2007 Plan authorizes the issuance of incentive stock options, non-statutory stock options, restricted stock, RSUs, stock appreciation rights, performance stock awards, performance cash awards, and other stock-based awards to employees, directors and consultants. Only our employees may receive incentive stock options. We grant RSUs, PSUs and market-based PSUs under the 2007 Plan. As of January 26, 2025, up to 274 million shares of our common stock could be issued pursuant to stock awards granted under the 2007 Plan, and 1.4 billion shares were available for future grants.

Subject to certain exceptions, RSUs vest generally over four years subject to continued service. PSUs vest over four years, subject to continued service and performance conditions. Market-based PSUs vest on the third anniversary of the date of grant subject to market conditions. However, the number of shares subject to both PSUs and market-based PSUs that are eligible to vest is determined by the Compensation Committee based on achievement of pre-determined criteria.

Amended and Restated 2012 Employee Stock Purchase Plan

In 2012, our shareholders approved the NVIDIA Corporation 2012 Employee Stock Purchase Plan, or as most recently amended and restated, the 2012 Plan.

Employees who participate in the 2012 Plan may have up to 15% of their earnings withheld to purchase shares of common stock. Starting in March 2025, employees may have up to 25% of their earnings withheld to purchase shares of common stock. The Board may decrease this percentage at its discretion. Each offering period is about 24 months, divided into four purchase periods of six months. The price of common stock purchased under our 2012 Plan will be equal to 85% of the lower of the fair market value of the common stock on the commencement date of each offering period or the fair market value of the common stock on each purchase date within the offering. As of January 26, 2025, we had 2.2 billion shares reserved for future issuance under the 2012 Plan.

Equity Award Activity

The following is a summary of our equity award transactions under our equity incentive plans:

	RSUs, PSUs and Market-based PSUs Outstanding	
	Number of Shares	**Weighted Average Grant-Date Fair Value Per Share**
	(In millions, except per share data)	
Balance as of Jan 28, 2024	367	$ 24.59
Granted	89	$ 87.99
Vested	(173)	$ 24.89
Canceled and forfeited	(9)	$ 32.10
Balance as of Jan 26, 2025	274	$ 44.75
Vested and expected to vest after Jan 26, 2025	272	$ 44.59

As of January 26, 2025 and January 28, 2024, there were 1.4 billion and 1.5 billion shares, respectively, of common stock available for future grants under our equity incentive plans.

The total fair value of RSUs and PSUs, as of their respective vesting dates, during the years ended January 26, 2025, January 28, 2024, and January 29, 2023, was $15.1 billion, $8.2 billion, and $4.3 billion, respectively.

Note 4 - Net Income Per Share

The following is a reconciliation of the denominator of the basic and diluted net income per share computations for the periods presented:

	Year Ended		
	Jan 26, 2025	Jan 28, 2024	Jan 29, 2023
	(In millions, except per share data)		
Numerator:			
Net income	$ 72,880	$ 29,760	$ 4,368
Denominator:			
Basic weighted average shares	24,555	24,690	24,870
Dilutive impact of outstanding equity awards	249	250	200
Diluted weighted average shares	24,804	24,940	25,070
Net income per share:			
Basic (1)	$ 2.97	$ 1.21	$ 0.18
Diluted (2)	$ 2.94	$ 1.19	$ 0.17
Anti-dilutive equity awards excluded from diluted net income per share	51	150	400

(1) Net income divided by basic weighted average shares.

(2) Net income divided by diluted weighted average shares.

Note 5 - Goodwill

As of January 26, 2025, the total carrying amount of goodwill was $5.2 billion, consisting of goodwill balances allocated to our Compute & Networking and Graphics reporting units of $4.8 billion and $370 million, respectively. As of January 28, 2024, the total carrying amount of goodwill was $4.4 billion, consisting of goodwill balances allocated to our Compute & Networking and Graphics reporting units of $4.1 billion and $370 million, respectively. Goodwill increased by $758 million in fiscal year 2025 from acquisitions and was allocated to our Compute & Networking reporting unit. During the fourth quarters of fiscal years 2025, 2024, and 2023, we completed our annual qualitative impairment tests and concluded that goodwill was not impaired.

Note 6 - Amortizable Intangible Assets

The components of our amortizable intangible assets are as follows:

	Jan 26, 2025			Jan 28, 2024		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(In millions)					
Acquisition-related intangible assets	$ 2,900	$ (2,264)	$ 636	$ 2,642	$ (1,720)	$ 922
Patents and licensed technology	449	(278)	171	449	(259)	190
Total intangible assets	$ 3,349	$ (2,542)	$ 807	$ 3,091	$ (1,979)	$ 1,112

Amortization expense associated with intangible assets for fiscal years 2025, 2024, and 2023 was $593 million, $614 million, and $699 million, respectively.

NVIDIA Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
(Continued)

The following table outlines the estimated future amortization expense related to the net carrying amount of intangible assets as of January 26, 2025:

	Future Amortization Expense
	(In millions)
Fiscal Year:	
2026	$ 354
2027	236
2028	84
2029	31
2030	10
2031 and thereafter	92
Total	$ 807

Note 7 - Cash Equivalents and Marketable Securities

The following is a summary of cash equivalents and marketable securities:

		Jan 26, 2025			Reported as	
	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value	Cash Equivalents	Marketable Securities
			(In millions)			
Corporate debt securities	$ 18,504	$ 51	$ (29)	$ 18,526	$ 2,071	$ 16,455
Debt securities issued by the U.S. Treasury	16,749	42	(22)	16,769	1,801	14,968
Money market funds	3,760	—	—	3,760	3,760	—
Debt securities issued by U.S. government agencies	2,775	7	(5)	2,777	—	2,777
Foreign government bonds	177	—	—	177	137	40
Certificates of deposit	97	—	—	97	97	—
Total debt securities with fair value adjustments recorded in other comprehensive income	42,062	100	(56)	42,106	7,866	34,240
Publicly-held equity securities (1)				381	—	381
Total	$ 42,062	$ 100	$ (56)	$ 42,487	$ 7,866	$ 34,621

(1) Fair value adjustments on publicly-held equity securities are recorded in net income. Beginning in the second quarter of fiscal year 2025, publicly-held equity securities from investments in non-affiliated entities included in other assets (long term) were classified in marketable securities on our Consolidated Balance Sheets.

Net unrealized gains on investments in publicly-held equity securities held at period end were $163 million for fiscal year 2025. Net unrealized gains on investments in publicly-held equity securities held at period end were not significant for fiscal years 2024 and 2023.

Net realized gains on investments in publicly-held equity securities sold were $88 million for fiscal year 2025, reflecting the difference between the sale proceeds and the carrying value of the equity securities at the beginning of the period or the purchase date, if later. Realized gains and losses on investments in publicly-held equity securities sold during fiscal years 2024 and 2023 were not significant.

66

| | Jan 28, 2024 | | | | | |
| | | | | | Reported as | |
	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value	Cash Equivalents	Marketable Securities
	(In millions)					
Corporate debt securities	$ 10,126	$ 31	$ (5)	$ 10,152	$ 2,231	$ 7,921
Debt securities issued by the U.S. Treasury	9,517	17	(10)	9,524	1,315	8,209
Money market funds	3,031	—	—	3,031	3,031	—
Debt securities issued by U.S. government agencies	2,326	8	(1)	2,333	89	2,244
Certificates of deposit	510	—	—	510	294	216
Foreign government bonds	174	—	—	174	60	114
Total debt securities with fair value changes recorded in other comprehensive income	$ 25,684	$ 56	$ (16)	$ 25,724	$ 7,020	$ 18,704

The following tables provide the breakdown of unrealized losses, aggregated by investment category and length of time that individual debt securities have been in a continuous loss position:

| | Jan 26, 2025 | | | | | |
| | Less than 12 Months | | 12 Months or Greater | | Total | |
	Estimated Fair Value	Gross Unrealized Loss	Estimated Fair Value	Gross Unrealized Loss	Estimated Fair Value	Gross Unrealized Loss
	(In millions)					
Debt securities issued by the U.S. Treasury	$ 6,315	$ (22)	$ 177	$ —	$ 6,492	$ (22)
Corporate debt securities	5,291	(29)	15	—	5,306	(29)
Debt securities issued by U.S. government agencies	816	(5)	21	—	837	(5)
Total	$ 12,422	$ (56)	$ 213	$ —	$ 12,635	$ (56)

| | Jan 28, 2024 | | | | | |
| | Less than 12 Months | | 12 Months or Greater | | Total | |
	Estimated Fair Value	Gross Unrealized Loss	Estimated Fair Value	Gross Unrealized Loss	Estimated Fair Value	Gross Unrealized Loss
	(In millions)					
Debt securities issued by the U.S. Treasury	$ 3,343	$ (5)	$ 1,078	$ (5)	$ 4,421	$ (10)
Corporate debt securities	1,306	(3)	618	(2)	1,924	(5)
Debt securities issued by U.S. government agencies	670	(1)	—	—	670	(1)
Total	$ 5,319	$ (9)	$ 1,696	$ (7)	$ 7,015	$ (16)

Gross unrealized losses are related to fixed income securities, driven primarily by changes in interest rates.

The amortized cost and estimated fair value of debt securities included in cash equivalents and marketable securities are shown below by contractual maturity.

| | Jan 26, 2025 | | Jan 28, 2024 | |
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(In millions)			
Less than one year	$ 18,426	$ 18,450	$ 16,336	$ 16,329
Due in 1 - 5 years	23,636	23,656	9,348	9,395
Total	$ 42,062	$ 42,106	$ 25,684	$ 25,724

Note 8 - Fair Value of Financial Assets and Liabilities and Non-marketable Equity Securities

The fair values of our financial assets and liabilities are determined using quoted market prices of identical assets or market prices of similar assets from active markets. We review fair value classification on a quarterly basis.

| | | Fair Value at | |
	Pricing Category	Jan 26, 2025	Jan 28, 2024
		(In millions)	
Assets			
Cash equivalents and marketable securities:			
Money market funds	Level 1	$ 3,760	$ 3,031
Publicly-held equity securities	Level 1	$ 381	$ —
Corporate debt securities	Level 2	$ 18,526	$ 10,152
Debt securities issued by the U.S. Treasury	Level 2	$ 16,769	$ 9,524
Debt securities issued by U.S. government agencies	Level 2	$ 2,777	$ 2,333
Foreign government bonds	Level 2	$ 177	$ 174
Certificates of deposit	Level 2	$ 97	$ 510
Other assets:			
Publicly-held equity securities	Level 1	$ —	$ 225
Liabilities (1)			
0.584% Notes Due 2024	Level 2	$ —	$ 1,228
3.20% Notes Due 2026	Level 2	$ 982	$ 970
1.55% Notes Due 2028	Level 2	$ 1,136	$ 1,115
2.85% Notes Due 2030	Level 2	$ 1,376	$ 1,367
2.00% Notes Due 2031	Level 2	$ 1,064	$ 1,057
3.50% Notes Due 2040	Level 2	$ 824	$ 851
3.50% Notes Due 2050	Level 2	$ 1,482	$ 1,604
3.70% Notes Due 2060	Level 2	$ 367	$ 403

(1)   Liabilities are carried on our Consolidated Balance Sheets at their original issuance value, net of unamortized debt discount and issuance costs.

Non-marketable Equity Securities

Our non-marketable equity securities are recorded in long-term other assets on our Consolidated Balance Sheets and valued under the measurement alternative. Gains and losses on these investments, realized and unrealized, are recognized in Other income (expense), net on our Consolidated Statements of Income.

Adjustments to the carrying value of our non-marketable equity securities during fiscal years 2025 and 2024 were as follows:

		Year Ended		
		Jan 26, 2025		Jan 28, 2024
		(In millions)		
Balance at beginning of period	$	1,321	$	288
Adjustments related to non-marketable equity securities:				
Net additions		1,309		859
Unrealized gains		816		194
Impairments and unrealized losses		(59)		(20)
Balance at end of period	$	3,387	$	1,321

Non-marketable equity securities had cumulative gross unrealized gains of $1.1 billion and $270 million, and cumulative gross unrealized losses and impairments of $105 million and $45 million on securities held as of January 26, 2025 and January 28, 2024, respectively.

In the fourth quarter of fiscal year 2025, one of our private company investments completed a secondary equity transaction that resulted in an unrealized gain of $565 million.

Note 9 - Balance Sheet Components

We refer to customers who purchase products directly from NVIDIA as direct customers, such as AIBs, distributors, ODMs, OEMs, and system integrators. We have certain customers that may purchase products directly from NVIDIA and may use either internal resources or third-party system integrators to complete their build. Two direct customers accounted for 17% and 16% of our accounts receivable balance as of January 26, 2025. Two direct customers accounted for 24% and 11% of our accounts receivable balance as of January 28, 2024.

Certain balance sheet components are as follows:

		Jan 26, 2025		Jan 28, 2024
Inventories:		(In millions)		
Raw materials	$	3,408	$	1,719
Work in process		3,399		1,505
Finished goods		3,273		2,058
Total inventories (1)	$	10,080	$	5,282

(1) In fiscal years 2025 and 2024, we recorded an inventory provision of $1.6 billion and $774 million, respectively, in cost of revenue.

		Jan 26, 2025		Jan 28, 2024	Estimated Useful Life
Property and Equipment:		(In millions)			(In years)
Land	$	511	$	218	(A)
Buildings, leasehold improvements, and furniture		2,076		1,816	(B)
Equipment, compute hardware, and software		7,568		5,200	2-7
Construction in process		529		189	(C)
Total property and equipment, gross		10,684		7,423	
Accumulated depreciation and amortization		(4,401)		(3,509)	
Total property and equipment, net	$	6,283	$	3,914	

(A) Land is a non-depreciable asset.

(B) The estimated useful lives of our buildings are up to thirty years. Leasehold improvements and finance leases are amortized based on the lesser of either the asset's estimated useful life or the expected remaining lease term.

(C) Construction in process represents assets that are not available for their intended use as of the balance sheet date.

Depreciation expense for fiscal years 2025, 2024, and 2023 was $1.3 billion, $894 million, and $844 million, respectively.

Accumulated amortization of leasehold improvements and finance leases was $410 million and $400 million as of January 26, 2025 and January 28, 2024, respectively.

Property, equipment and intangible assets acquired by assuming related liabilities during fiscal years 2025, 2024, and 2023 were $525 million, $170 million, and $374 million, respectively.

	Jan 26, 2025	Jan 28, 2024
Other Assets (Long Term):	*(In millions)*	
Non-marketable equity securities	$ 3,387	$ 1,321
Prepaid supply and capacity agreements (1)	1,747	2,458
Income tax receivable	750	—
Prepaid royalties	340	364
Other	201	357
Total other assets	$ 6,425	$ 4,500

(1) Prepaid supply and capacity agreements of $3.3 billion and $2.5 billion were included in Prepaid expenses and other current assets as of January 26, 2025 and January 28, 2024, respectively.

	Jan 26, 2025	Jan 28, 2024
Accrued and Other Current Liabilities:	*(In millions)*	
Customer program accruals	$ 4,880	$ 2,081
Excess inventory purchase obligations (1)	2,095	1,655
Product warranty and return provisions	1,373	415
Taxes payable	881	296
Accrued payroll and related expenses	848	675
Deferred revenue (2)	837	764
Operating leases	288	228
Licenses and royalties	175	182
Unsettled share repurchases	132	187
Other	228	199
Total accrued and other current liabilities	$ 11,737	$ 6,682

(1) In fiscal years 2025 and 2024, we recorded an expense of approximately $2.0 billion and $1.4 billion, respectively, in cost of revenue.

(2) Includes customer advances and unearned revenue related to hardware support, software support, cloud services, and license and development arrangements. The balance as of January 26, 2025 and January 28, 2024 included $81 million and $233 million of customer advances, respectively.

	Jan 26, 2025	Jan 28, 2024
Other Long-Term Liabilities:	*(In millions)*	
Income tax payable (1)	$ 2,188	$ 1,361
Deferred revenue (2)	976	573
Deferred income tax	886	462
Licenses payable	116	80
Other	79	65
Total other long-term liabilities	$ 4,245	$ 2,541

(1) Income tax payable is comprised of the long-term portion of the one-time transition tax payable, unrecognized tax benefits, and related interest and penalties.

(2) Includes unearned revenue related to hardware support, software support and cloud services.

Deferred Revenue

The following table shows the changes in short- and long-term deferred revenue during fiscal years 2025 and 2024:

	Jan 26, 2025	Jan 28, 2024
	(In millions)	
Balance at beginning of period	$ 1,337	$ 572
Deferred revenue additions (1)	5,083	2,038
Revenue recognized (2)	(4,607)	(1,273)
Balance at end of period	$ 1,813	$ 1,337

(1)   Deferred revenue additions includes $3.6 billion and $783 million related to customer advances for fiscal years 2025 and 2024, respectively.

(2)   Revenue recognized includes $3.7 billion and $585 million related to customer advances for fiscal years 2025 and 2024, respectively.

We recognized revenue of $729 million and $338 million in fiscal years 2025 and 2024, respectively, that were included in the prior year end deferred revenue balance.

As of January 26, 2025, revenue related to remaining performance obligations from contracts greater than one year in length was $1.7 billion, which includes $1.6 billion from deferred revenue and $151 million which has not yet been billed nor recognized as revenue. Approximately 39% of revenue from contracts greater than one year in length will be recognized over the next twelve months.

Note 10 - Derivative Financial Instruments

We utilize foreign currency forward contracts to mitigate the impact of foreign currency exchange rate movements on our operating expenses. The foreign currency forward contracts for operating expenses are designated as accounting hedges. Gains or losses on the contracts are recorded in accumulated other comprehensive income or loss and reclassified to operating expense when the related operating expenses are recognized in earnings. In fiscal years 2025 and 2024, the impact of foreign currency forward contracts designated as accounting hedges on other comprehensive income or loss was not significant and all such instruments were determined to be highly effective.

We also entered into foreign currency forward contracts mitigating the impact of foreign currency movements on monetary assets and liabilities. For our foreign currency contracts for assets and liabilities, the change in fair value of these non-designated contracts was recorded in other income or expense and offsets the change in fair value of the hedged foreign currency denominated monetary assets and liabilities, which was also recorded in other income or expense.

The table below presents the notional value of our foreign currency contracts outstanding:

	Jan 26, 2025	Jan 28, 2024
	(In millions)	
Designated as accounting hedges	$ 1,424	$ 1,168
Not designated as accounting hedges	$ 1,297	$ 597

The unrealized gains and losses or fair value of our foreign currency contracts were not significant as of January 26, 2025 and January 28, 2024.

As of January 26, 2025, all foreign currency contracts mature within 18 months. The expected realized gains and losses deferred into accumulated other comprehensive income or loss related to foreign currency forward contracts within the next twelve months were not significant.

Note 11 - Debt

Long-Term Debt

	Expected Remaining Term (years)	Effective Interest Rate	Jan 26, 2025	Jan 28, 2024
			(In millions)	
0.584% Notes Due 2024 (1)	—	0.66%	$ —	$ 1,250
3.20% Notes Due 2026	1.6	3.31%	1,000	1,000
1.55% Notes Due 2028	3.4	1.64%	1,250	1,250
2.85% Notes Due 2030	5.2	2.93%	1,500	1,500
2.00% Notes Due 2031	6.4	2.09%	1,250	1,250
3.50% Notes Due 2040	15.2	3.54%	1,000	1,000
3.50% Notes Due 2050	25.2	3.54%	2,000	2,000
3.70% Notes Due 2060	35.2	3.73%	500	500
Unamortized debt discount and issuance costs			(37)	(41)
Net carrying amount			8,463	9,709
Less short-term portion			—	(1,250)
Total long-term portion			$ 8,463	$ 8,459

(1) In fiscal year 2025, we repaid the 0.584% Notes Due 2024.

Our notes are unsecured senior obligations. Existing and future liabilities of our subsidiaries will be effectively senior to the notes. Our notes pay interest semi-annually. We may redeem each of our notes prior to maturity, subject to a make-whole premium. The maturity of the notes is calendar year.

As of January 26, 2025, we complied with the required covenants, which are non-financial in nature, under the outstanding notes.

Commercial Paper

We have a $575 million commercial paper program to support general corporate purposes. As of January 26, 2025, we had no commercial paper outstanding.

Note 12 - Commitments and Contingencies

Purchase Obligations

Our purchase obligations reflect our commitment to purchase components used to manufacture our products, including long-term supply and capacity agreements, certain software and technology licenses, other goods and services and long-lived assets.

As of January 26, 2025, we had outstanding inventory purchase and long-term supply and capacity obligations totaling $30.8 billion, an increase from the prior year led by commitments, capacity and components for new product introductions, including our new Blackwell architecture. We enter into agreements with contract manufacturers that allow them to procure inventory based upon our defined criteria, and in certain instances, these agreements are cancellable, able to be rescheduled, or adjustable for our business needs prior to placing firm orders. Though, changes to these agreements may result in additional costs. Other non-inventory purchase obligations were $14.3 billion, including $10.9 billion of multi-year cloud service agreements. We expect our cloud service agreements to primarily be used to support our research and development efforts, as well as our DGX Cloud offerings.

Total future purchase commitments as of January 26, 2025 are as follows:

	Commitments
	(In millions)
Fiscal Year:	
2026	$ 35,727
2027	3,666
2028	2,992
2029	2,054
2030	422
2031 and thereafter	218
Total	$ 45,079

Accrual for Product Warranty Liabilities

The estimated amount of product warranty liabilities was $1.3 billion and $306 million as of January 26, 2025 and January 28, 2024, respectively. The estimated product returns and product warranty activity consisted of the following:

	Year Ended		
	Jan 26, 2025	Jan 28, 2024	Jan 29, 2023
	(In millions)		
Balance at beginning of period	$ 306	$ 82	$ 46
Additions	1,203	278	145
Utilization	(219)	(54)	(109)
Balance at end of period	$ 1,290	$ 306	$ 82

In fiscal years 2025, 2024, and 2023 the additions in product warranty liabilities primarily related to Compute & Networking segment.

We have provided indemnities for matters such as tax, product, and employee liabilities. We have included intellectual property indemnification provisions in our technology-related agreements with third parties. Maximum potential future payments cannot be estimated because many of these agreements do not have a maximum stated liability. We have not recorded any liability in our Consolidated Financial Statements for such indemnifications.

Litigation

Securities Class Action and Derivative Lawsuits

The plaintiffs in the putative securities class action lawsuit, captioned 4:18-cv-07669-HSG, initially filed on December 21, 2018 in the United States District Court for the Northern District of California, and titled In Re NVIDIA Corporation Securities Litigation, filed an amended complaint on May 13, 2020. The amended complaint asserted that NVIDIA and certain NVIDIA executives violated Section 10(b) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and SEC Rule 10b-5, by making materially false or misleading statements related to channel inventory and the impact of cryptocurrency mining on GPU demand between May 10, 2017 and November 14, 2018. Plaintiffs also alleged that the NVIDIA executives who they named as defendants violated Section 20(a) of the Exchange Act. Plaintiffs sought class certification, an award of unspecified compensatory damages, an award of reasonable costs and expenses, including attorneys' fees and expert fees, and further relief as the Court may deem just and proper. On March 2, 2021, the district court granted NVIDIA's motion to dismiss the complaint without leave to amend, entered judgment in favor of NVIDIA and closed the case. On March 30, 2021, plaintiffs filed an appeal from judgment in the United States Court of Appeals for the Ninth Circuit, case number 21-15604. On August 25, 2023, a majority of a three-judge Ninth Circuit panel affirmed in part and reversed in part the district court's dismissal of the case, with a third judge dissenting on the basis that the district court did not err in dismissing the case. On November 15, 2023, the Ninth Circuit denied NVIDIA's petition for rehearing *en banc* of the Ninth Circuit panel's majority decision to reverse in part the dismissal of the case, which NVIDIA had filed on October 10, 2023. On December 5, 2023, the Ninth Circuit granted NVIDIA's motion to stay the mandate pending NVIDIA's petition for a writ of certiorari in the Supreme Court of the United States and the Supreme Court's final disposition of the matter. NVIDIA filed a petition for a writ of certiorari on March 4, 2024. On June 17, 2024, the Supreme Court of the United States granted NVIDIA's petition for a writ of certiorari. After briefing and argument, the Supreme

Court dismissed NVIDIA's writ of certiorari as improvidently granted on December 11, 2024, and issued judgment on January 13, 2025. On February 20, 2025, the Ninth Circuit's judgment, entered August 25, 2023 and corrected August 28, 2023, took effect, and the case was remanded to the district court for further proceedings.

The putative derivative lawsuit pending in the United States District Court for the Northern District of California, captioned 4:19-cv-00341-HSG, initially filed January 18, 2019 and titled In re NVIDIA Corporation Consolidated Derivative Litigation, was stayed pending resolution of the plaintiffs' appeal in the In Re NVIDIA Corporation Securities Litigation action. On February 22, 2022, the court administratively closed the case, but stated that it would reopen the case once the appeal in the In Re NVIDIA Corporation Securities Litigation action is resolved. The case has not yet been reopened by the court. The lawsuit asserts claims, purportedly on behalf of us, against certain officers and directors of the Company for breach of fiduciary duty, unjust enrichment, waste of corporate assets, and violations of Sections 14(a), 10(b), and 20(a) of the Exchange Act based on the dissemination of allegedly false and misleading statements related to channel inventory and the impact of cryptocurrency mining on GPU demand. The plaintiffs are seeking unspecified damages and other relief, including reforms and improvements to NVIDIA's corporate governance and internal procedures.

The putative derivative actions initially filed September 24, 2019 and pending in the United States District Court for the District of Delaware, Lipchitz v. Huang, et al. (Case No. 1:19-cv-01795-MN) and Nelson v. Huang, et. al. (Case No. 1:19-cv-01798-MN), were stayed pending resolution of the plaintiffs' appeal in the In Re NVIDIA Corporation Securities Litigation action. On February 5, 2025, after the Supreme Court issued its judgment dismissing the Company's petition for writ of certiorari as improvidently granted in the In Re NVIDIA Corporation Securities Litigation action, the district court extended the stay for 30 days while the parties discuss next steps and ordered the parties to file a joint status report by March 7, 2025. The lawsuits assert claims, purportedly on behalf of us, against certain officers and directors of the Company for breach of fiduciary duty, unjust enrichment, insider trading, misappropriation of information, corporate waste and violations of Sections 14(a), 10(b), and 20(a) of the Exchange Act based on the dissemination of allegedly false, and misleading statements related to channel inventory and the impact of cryptocurrency mining on GPU demand. The plaintiffs seek unspecified damages and other relief, including disgorgement of profits from the sale of NVIDIA stock and unspecified corporate governance measures.

Another putative derivative action was filed on October 30, 2023 in the Court of Chancery of the State of Delaware, captioned Horanic v. Huang, et al. (Case No. 2023-1096-KSJM). This lawsuit asserts claims, purportedly on behalf of us, against certain officers and directors of the Company for breach of fiduciary duty and insider trading based on the dissemination of allegedly false and misleading statements related to channel inventory and the impact of cryptocurrency mining on GPU demand. The plaintiffs seek unspecified damages and other relief, including disgorgement of profits from the sale of NVIDIA stock and reform of unspecified corporate governance measures. This derivative matter is stayed pending the final resolution of In Re NVIDIA Corporation Securities Litigation action.

Accounting for Loss Contingencies

As of January 26, 2025, there are no accrued contingent liabilities associated with the legal proceedings described above based on our belief that liabilities, while reasonably possible, are not probable. Further, any possible loss or range of loss in these matters cannot be reasonably estimated at this time. We are engaged in legal actions not described above arising in the ordinary course of business and, while there can be no assurance of favorable outcomes, we believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

Note 13 - Income Taxes

The income tax expense (benefit) applicable to income before income taxes consists of the following:

	Year Ended		
	Jan 26, 2025	Jan 28, 2024	Jan 29, 2023
	(In millions)		
Current income taxes:			
Federal	$ 14,032	$ 5,710	$ 1,703
State	892	335	46
Foreign	699	502	228
Total current	15,623	6,547	1,977
Deferred income taxes:			
Federal	(4,515)	(2,499)	(2,165)
State	(242)	(206)	—
Foreign	280	216	1
Total deferred	(4,477)	(2,489)	(2,164)
Income tax expense (benefit)	$ 11,146	$ 4,058	$ (187)

Income before income tax consists of the following:

	Year Ended		
	Jan 26, 2025	Jan 28, 2024	Jan 29, 2023
	(In millions)		
U.S.	$ 77,456	$ 29,495	$ 3,477
Foreign	6,570	4,323	704
Income before income tax	$ 84,026	$ 33,818	$ 4,181

The income tax expense (benefit) differs from the amount computed by applying the U.S. federal statutory rate of 21% to income before income taxes as follows:

	Year Ended					
	Jan 26, 2025		Jan 28, 2024		Jan 29, 2023	
	(In millions, except percentages)					
Tax expense computed at federal statutory rate	$ 17,645	21.0 %	$ 7,102	21.0 %	$ 878	21.0 %
Expense (benefit) resulting from:						
State income taxes, net of federal tax effect	554	0.7 %	120	0.4 %	50	1.2 %
Foreign-derived intangible income	(2,976)	(3.5)%	(1,408)	(4.2)%	(739)	(17.7)%
Stock-based compensation	(2,097)	(2.5)%	(741)	(2.2)%	(309)	(7.4)%
U.S. federal research and development tax credit	(990)	(1.2)%	(431)	(1.3)%	(278)	(6.6)%
Foreign tax rate differential	(984)	(1.2)%	(467)	(1.4)%	(83)	(2.0)%
Acquisition termination cost	—	— %	—	— %	261	6.2 %
Other	(6)	— %	(117)	(0.3)%	33	0.8 %
Income tax expense (benefit)	$ 11,146	13.3 %	$ 4,058	12.0 %	$ (187)	(4.5)%

The tax effect of temporary differences that gives rise to significant portions of the deferred tax assets and liabilities are presented below:

	Jan 26, 2025	Jan 28, 2024
	(In millions)	
Deferred tax assets:		
Capitalized research and development expenditure	$ 6,256	$ 3,376
GILTI deferred tax assets	2,820	1,576
Accruals and reserves, not currently deductible for tax purposes	2,058	1,121
Research and other tax credit carryforwards	759	936
Net operating loss and capital loss carryforwards	456	439
Operating lease liabilities	299	263
Stock-based compensation	124	106
Property, equipment and intangible assets	82	64
Other deferred tax assets	360	179
Gross deferred tax assets	13,214	8,060
Less valuation allowance	(1,610)	(1,552)
Total deferred tax assets	11,604	6,508
Deferred tax liabilities:		
Unremitted earnings of foreign subsidiaries	(891)	(502)
Operating lease assets	(286)	(255)
Equity investments	(264)	(60)
Acquired intangibles	(70)	(74)
Gross deferred tax liabilities	(1,511)	(891)
Net deferred tax asset (1)	$ 10,093	$ 5,617

(1) Net deferred tax asset includes long-term deferred tax assets of $11 billion and $6.1 billion and long-term deferred tax liabilities of $886 million and $462 million for fiscal years 2025 and 2024, respectively. Long-term deferred tax liabilities are included in other long-term liabilities on our Consolidated Balance Sheets.

As of January 26, 2025, we intend to indefinitely reinvest approximately $1.4 billion of cumulative undistributed earnings held by certain subsidiaries. We have not provided the amount of unrecognized deferred tax liabilities for temporary differences related to these investments as the determination of such amount is not practicable.

As of both January 26, 2025 and January 28, 2024, we had a valuation allowance of $1.6 billion related to capital loss carryforwards, and certain state and other deferred tax assets that management determined are not likely to be realized due, in part, to jurisdictional projections of future taxable income, including capital gains. To the extent realization of the deferred tax assets becomes more-likely-than-not, we would recognize such deferred tax assets as income tax benefits during the period.

Given our current and possible future earnings, we believe that we may release the valuation allowance associated with certain state deferred tax assets in the near term, which would decrease our income tax expense for the period the release is recorded. The timing and amount of the valuation allowance release could vary based on our assessment of all available information.

As of January 26, 2025, we had U.S. federal, state and foreign net operating loss carryforwards of $479 million, $332 million and $349 million, respectively. The federal and state carryforwards will begin to expire in fiscal years 2026 and 2027, respectively. The foreign net operating loss carryforwards of $349 million may be carried forward indefinitely. As of January 26, 2025, we had federal research tax credit carryforwards of $46 million, before the impact of uncertain tax positions, that will begin to expire in fiscal year 2026. We have state research tax credit carryforwards of $1.5 billion, before the impact of uncertain tax positions. $1.4 billion is attributable to the State of California and may be carried over indefinitely and $98 million is attributable to various other states and will begin to expire in fiscal year 2026. As of January 26, 2025, we had federal capital loss carryforwards of $1.3 billion that will begin to expire in fiscal year 2028.

Our tax attributes remain subject to audit and may be adjusted for changes or modification in tax laws, other authoritative interpretations thereof, or other facts and circumstances. Utilization of tax attributes may also be subject to limitations due to ownership changes and other limitations provided by the Internal Revenue Code and similar state and foreign tax provisions. If any such limitations apply, the tax attributes may expire or be denied before utilization.

A reconciliation of gross unrecognized tax benefits is as follows:

	Jan 26, 2025	Jan 28, 2024	Jan 29, 2023
	(In millions)		
Balance at beginning of period	$ 1,670	$ 1,238	$ 1,013
Increases in tax positions for current year	1,268	616	268
Increases in tax positions for prior years	48	87	1
Decreases in tax positions for prior years	(88)	(148)	(15)
Lapse in statute of limitations	(27)	(19)	(20)
Settlements	(10)	(104)	(9)
Balance at end of period	$ 2,861	$ 1,670	$ 1,238

Included in the balance of unrecognized tax benefits as of January 26, 2025 are $2 billion of tax benefits that would affect our effective tax rate if recognized.

We classify an unrecognized tax benefit as a current liability, or amount refundable, to the extent that we anticipate payment or receipt of cash for income taxes within one year. The amount is classified as a long-term liability, or reduction of long-term amount refundable, if we anticipate payment or receipt of cash for income taxes during a period beyond a year.

We include interest and penalties related to unrecognized tax benefits as a component of income tax expense. We recognized net interest and penalties related to unrecognized tax benefits in the income tax expense line of our consolidated statements of income of $92 million, $42 million, and $33 million during fiscal years 2025, 2024, and 2023, respectively. As of January 26, 2025 and January 28, 2024, we have accrued $251 million and $140 million, respectively, for the payment of interest and penalties related to unrecognized tax benefits, which is not included as a component of our gross unrecognized tax benefits.

While we believe that we have adequately provided for all tax positions, amounts asserted by tax authorities could be greater or less than our accrued position. Accordingly, our provisions on federal, state and foreign tax-related matters to be recorded in the future may change as revised estimates are made or the underlying matters are settled or otherwise resolved. As of January 26, 2025, we have not identified any positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next twelve months.

We are subject to taxation by taxing authorities both in the United States and other countries. As of January 26, 2025, the significant tax jurisdictions that may be subject to examination include the United States for fiscal years after 2021, as well as China, Germany, Hong Kong, India, Israel, Taiwan, and the United Kingdom for fiscal years 2014 through 2024. As of January 26, 2025, the significant tax jurisdictions for which we are currently under examination include Germany, Hong Kong, India, Israel, and Taiwan for fiscal years 2014 through 2024, and the State of California for fiscal years 2020 to 2022.

Note 14 - Shareholders' Equity

Capital Return Program

On August 26, 2024, our Board of Directors approved an additional $50 billion to our share repurchase authorization, without expiration. In fiscal years 2025 and 2024, we repurchased 310 million and 210 million shares of our common stock for $34.0 billion and $9.7 billion, respectively. As of January 26, 2025, we were authorized, subject to certain specifications, to repurchase up to $38.7 billion of our common stock. Our share repurchase program aims to offset dilution from shares issued to employees while maintaining adequate liquidity to meet our operating requirements. We may pursue additional share repurchases as we weigh market factors and other investment opportunities.

From January 27, 2025 through February 21, 2025, we repurchased 29 million shares for $3.7 billion pursuant to a pre-established trading plan.

In fiscal years 2025, 2024, and 2023, we paid cash dividends to our shareholders of $834 million, $395 million, and $398 million, respectively. The payment of future cash dividends is subject to our Board of Directors' continuing determination that the declaration of dividends is in the best interests of our shareholders.

Note 15 - Employee Retirement Plans

We provide tax-qualified defined contribution plans to eligible employees in the U.S. and certain other countries. Our contribution expense for fiscal years 2025, 2024, and 2023 was $314 million, $255 million, and $227 million, respectively.

Note 16 - Segment Information

Our Chief Executive Officer is our chief operating decision maker, or CODM, and reviews financial information presented on an operating segment basis for purposes of making decisions and assessing financial performance. Our CODM assesses operating performance of each segment based on regularly provided segment revenue and segment operating income. Operating results by segment include costs or expenses directly attributable to each segment, and costs or expenses that are leveraged across our unified architecture and therefore allocated between our two segments. Our CODM reviews expenses on a consolidated basis, and expenses attributable to each segment are not regularly provided to our CODM.

The Compute & Networking segment includes our Data Center accelerated computing platforms and AI solutions and software; networking; automotive platforms and autonomous and electric vehicle solutions; Jetson for robotics and other embedded platforms; and DGX Cloud computing services.

The Graphics segment includes GeForce GPUs for gaming and PCs, the GeForce NOW game streaming service and related infrastructure, and solutions for gaming platforms; Quadro/NVIDIA RTX GPUs for enterprise workstation graphics; vGPU software for cloud-based visual and virtual computing; automotive platforms for infotainment systems; and Omniverse Enterprise software for building and operating industrial AI and digital twin applications.

The "All Other" category includes the expenses that are not allocated to either Compute & Networking or Graphics for purposes of making operating decisions or assessing financial performance. The expenses include stock-based compensation expense, corporate infrastructure and support costs, acquisition-related and other costs, and other non-recurring charges and benefits that our CODM deems to be enterprise in nature.

Our CODM does not review any information regarding total assets on a reportable segment basis. There are no intersegment transactions. The accounting policies for segment reporting are the same as for our consolidated financial statements. The table below presents details of our reportable segments and the "All Other" category.

	Compute & Networking	Graphics	All Other	Consolidated
	(In millions)			
Year Ended Jan 26, 2025				
Revenue	$ 116,193	$ 14,304	$ —	$ 130,497
Other segment items (1)	33,318	9,219		
Operating income (loss)	$ 82,875	$ 5,085	$ (6,507)	$ 81,453
Year Ended Jan 28, 2024				
Revenue	$ 47,405	$ 13,517	$ —	$ 60,922
Other segment items (1)	15,389	7,671		
Operating income (loss)	$ 32,016	$ 5,846	$ (4,890)	$ 32,972
Year Ended Jan 29, 2023				
Revenue	$ 15,068	$ 11,906	$ —	$ 26,974
Other segment items (1)	9,985	7,354		
Operating income (loss)	$ 5,083	$ 4,552	$ (5,411)	$ 4,224

(1) Other segment items for the Compute & Networking and Graphics reportable segments primarily include product costs and inventory provisions, compensation and benefits excluding stock-based compensation expense, compute and infrastructure expenses, and engineering development costs.

Depreciation and amortization expense attributable to our Compute and Networking segment for fiscal years 2025, 2024, and 2023 was $732 million, $457 million, and $377 million, respectively. Depreciation and amortization expense attributable to our Graphics segment for fiscal years 2025, 2024, and 2023 was $372 million, $307 million, and $315 million, respectively. Acquisition-related intangible amortization expense is not allocated to either Compute & Networking or Graphics for purposes of making operating decisions or assessing financial performance and is included in "All Other".

	Year Ended		
	Jan 26, 2025	Jan 28, 2024	Jan 29, 2023
Reconciling items included in "All Other" category:		*(In millions)*	
Stock-based compensation expense	$ (4,737)	$ (3,549)	$ (2,710)
Unallocated cost of revenue and operating expenses	(1,171)	(728)	(595)
Acquisition-related and other costs	(602)	(583)	(674)
Acquisition termination cost	—	—	(1,353)
Other	3	(30)	(79)
Total	$ (6,507)	$ (4,890)	$ (5,411)

Revenue by geographic area is based upon the billing location of the customer. The end customer and shipping location may be different from our customer's billing location.

	Year Ended		
	Jan 26, 2025	Jan 28, 2024	Jan 29, 2023
Geographic Revenue based upon Customer Billing Location:		*(In millions)*	
United States	$ 61,257	$ 26,966	$ 8,292
Singapore (1)	23,684	6,831	2,288
Taiwan	20,573	13,405	6,986
China (including Hong Kong)	17,108	10,306	5,785
Other	7,875	3,414	3,623
Total revenue	$ 130,497	$ 60,922	$ 26,974

(1) Singapore represented 18% of fiscal year 2025 total revenue based upon customer billing location. Customers use Singapore to centralize invoicing while our products are almost always shipped elsewhere. Shipments to Singapore were less than 2% of fiscal year 2025 total revenue.

Revenue from sales to customers outside of the United States accounted for 53%, 56%, and 69% of total revenue for fiscal years 2025, 2024, and 2023, respectively. The increase in revenue to the United States for fiscal years 2025 and 2024 was primarily due to higher U.S.-based Compute & Networking segment demand.

We refer to customers who purchase products directly from NVIDIA as direct customers, such as AIBs, distributors, ODMs, OEMs, and system integrators. We have certain customers that may purchase products directly from NVIDIA and may use either internal resources or third-party system integrators to complete their build. We also have indirect customers, who purchase products through our direct customers; indirect customers include CSPs, consumer internet companies, enterprises, and public sector entities.

Sales to direct customers which represented 10% or more of total revenue, all of which were primarily attributable to the Compute & Networking segment, are presented in the following table:

	Year Ended	
	Jan 26, 2025	**Jan 28, 2024**
Direct Customer A	12 %	*
Direct Customer B	11 %	13 %
Direct Customer C	11 %	*

* Less than 10% of total revenue.

No customer represented 10% or more of total revenue for fiscal year 2023.

The following table summarizes revenue by specialized markets:

	Year Ended		
	Jan 26, 2025	**Jan 28, 2024**	**Jan 29, 2023**
Revenue by End Market:	(In millions)		
Data Center	$ 115,186	$ 47,525	$ 15,005
Compute	102,196	38,950	11,317
Networking	12,990	8,575	3,688
Gaming	11,350	10,447	9,067
Professional Visualization	1,878	1,553	1,544
Automotive	1,694	1,091	903
OEM and Other	389	306	455
Total revenue	$ 130,497	$ 60,922	$ 26,974

The following table presents summarized information for long-lived assets by country. Long-lived assets consist of property and equipment and exclude other assets, operating lease assets, goodwill, and intangible assets.

	Jan 26, 2025	Jan 28, 2024
Long-lived assets:	(In millions)	
United States	$ 3,626	$ 2,595
Taiwan	1,481	773
Israel	840	325
Other	336	221
Total long-lived assets	$ 6,283	$ 3,914

Note 17 - Leases

Our lease obligations primarily consist of operating leases for our headquarters' campus and domestic and international offices and data centers, with lease periods expiring between fiscal years 2026 and 2037.

Future minimum lease obligations under our non-cancelable lease agreements as of January 26, 2025 were as follows:

Fiscal Year:	Operating Lease Obligations
	(In millions)
2026	$ 354
2027	331
2028	337
2029	301
2030	226
2031 and thereafter	537
Total	2,086
Less imputed interest	279
Present value of net future minimum lease payments	1,807
Less short-term operating lease liabilities	288
Long-term operating lease liabilities	$ 1,519

Between fiscal years 2026 and 2030, we expect to commence leases with future obligations of $7.6 billion primarily of data center and office operating leases, with lease terms of 3 to 15.5 years.

Operating lease expenses for fiscal years 2025, 2024, and 2023 were $356 million, $269 million, and $193 million, respectively. Short-term and variable lease expenses for fiscal years 2025, 2024, and 2023 were not significant.

Other information related to leases was as follows:

	Year Ended		
	Jan 26, 2025	**Jan 28, 2024**	**Jan 29, 2023**
	(In millions)		
Supplemental cash flows information			
Operating cash flow used for operating leases	$ 313	$ 286	$ 184
Operating lease assets obtained in exchange for lease obligations	$ 877	$ 531	$ 358

As of January 26, 2025, our operating leases have a weighted average remaining lease term of 6.5 years and a weighted average discount rate of 4.16%. As of January 28, 2024, our operating leases had a weighted average remaining lease term of 6.1 years and a weighted average discount rate of 3.76%.

NVIDIA Corporation and Subsidiaries
Schedule II – Valuation and Qualifying Accounts

Description	Balance at Beginning of Period	Additions	Deductions	Balance at End of Period
		(In millions)		
Fiscal year 2025				
Allowance for doubtful accounts	$ 4	$ — (1)	$ — (1)	$ 4
Sales return allowance	$ 109	$ 151 (2)	$ (178) (4)	$ 82
Deferred tax valuation allowance	$ 1,552	$ 58 (3)	$ —	$ 1,610
Fiscal year 2024				
Allowance for doubtful accounts	$ 4	$ — (1)	$ — (1)	$ 4
Sales return allowance	$ 26	$ 213 (2)	$ (130) (4)	$ 109
Deferred tax valuation allowance	$ 1,484	$ 162 (3)	$ (94) (3)	$ 1,552
Fiscal year 2023				
Allowance for doubtful accounts	$ 4	$ — (1)	$ — (1)	$ 4
Sales return allowance	$ 13	$ 104 (2)	$ (91) (4)	$ 26
Deferred tax valuation allowance	$ 907	$ 577 (3)	$ —	$ 1,484

(1)   Additions represent either expense or acquired balances and deductions represent write-offs.

(2)   Additions represent estimated product returns charged as a reduction to revenue or an acquired balance.

(3)   Additional valuation allowance on deferred tax assets not likely to be realized. Additions represent additional valuation allowance on capital loss carryforwards, and certain state and other deferred tax assets. Deductions represent the release of valuation allowance on certain state deferred tax assets. Refer to Note 13 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Annual Report on Form 10-K for additional information.

(4)   Represents sales returns.

Exhibit Index

Exhibit No.	Exhibit Description	Incorporated by Reference Schedule/ Form	Incorporated by Reference Exhibit	Filing Date
2.1^	Share Purchase Agreement, dated September 13, 2020, by and among NVIDIA, NVIDIA Holdings, Arm, SoftBank, and Vision Fund	8-K	2.1	9/14/2020
3.1	Restated Certificate of Incorporation	10-K	3.1	3/18/2022
3.2	Amendment to Restated Certificate of Incorporation of NVIDIA Corporation	8-K	3.1	6/6/2022
3.3	Amendment to Restated Certificate of Incorporation of NVIDIA Corporation	8-K	3.1	6/7/2024
3.4	Bylaws of NVIDIA Corporation, Amended and Restated as of March 12, 2024	8-K	3.1	3/14/2024
4.1	Reference is made to Exhibits 3.1, 3.2, 3.3 and 3.4			
4.2	Specimen Stock Certificate	S-1/A	4.2	4/24/1998
4.3	Indenture, dated as of September 16, 2016, by and between the Company and Computershare Trust Company, N.A., as successor to Wells Fargo Bank, National Association, as Trustee	8-K	4.1	9/16/2016
4.4	Officers' Certificate, dated as of September 16, 2016	8-K	4.2	9/16/2016
4.5	Form of 2026 Note	8-K	Annex B-1 to Exhibit 4.2	9/16/2016
4.6*	Description of Securities			
4.7	Officers' Certificate, dated as of March 31, 2020	8-K	4.2	3/31/2020
4.8	Form of 2030 Note	8-K	Annex A-1 to Exhibit 4.2	3/31/2020
4.9	Form of 2040 Note	8-K	Annex B-1 to Exhibit 4.2	3/31/2020
4.10	Form of 2050 Note	8-K	Annex C-1 to Exhibit 4.2	3/31/2020
4.11	Form of 2060 Note	8-K	Annex D-1 to Exhibit 4.2	3/31/2020
4.12	Officers' Certificate, dated as of June 16, 2021	8-K	4.2	6/16/2021
4.13	Form of 2023 Note	8-K	Annex A-1 to Exhibit 4.2	6/16/2021
4.14	Form of 2024 Note	8-K	Annex B-1 to Exhibit 4.2	6/16/2021
4.15	Form of 2028 Note	8-K	Annex C-1 to Exhibit 4.2	6/16/2021
4.16	Form of 2031 Note	8-K	Annex D-1 to Exhibit 4.2	6/16/2021
10.1	Form of Indemnity Agreement between NVIDIA Corporation and each of its directors and officers	8-K	10.1	3/7/2006
10.2+	Amended and Restated 2007 Equity Incentive Plan	10-Q	10.1	8/28/2024
10.3+	Amended and Restated 2007 Equity Incentive Plan - Non-Employee Director Deferred Restricted Stock Unit Grant Notice and Deferred Restricted Stock Unit Agreement (2016)	10-K	10.26	3/12/2015
10.4+	Amended and Restated 2007 Equity Incentive Plan - Non-Employee Director Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement (2016)	10-K	10.27	3/12/2015
10.5+	Amended and Restated 2007 Equity Incentive Plan - Global Performance-Based Restricted Stock Unit Grant Notice and Performance-Based Restricted Stock Unit Agreement (2019)	8-K	10.1	3/11/2019
10.6+	Amended and Restated 2007 Equity Incentive Plan – Global Restricted Stock Unit Grant Notice and Global Restricted Stock Unit Agreement (2020)	10-Q	10.2	5/21/2020

10.7+	[Amended and Restated 2007 Equity Incentive Plan – Global Restricted Stock Unit Grant Notice and Global Restricted Stock Unit Agreement (2021)](#)	10-Q	10.2	5/26/2021
10.8+	[Amended and Restated 2007 Equity Incentive Plan – Global Restricted Stock Unit Grant Notice and Global Restricted Stock Unit Agreement (2022)](#)	10-K	10.16	3/18/2022
10.9+	[Amended and Restated 2007 Equity Incentive Plan – Global Restricted Stock Unit Grant Notice and Global Restricted Stock Unit Agreement (2023)](#)	10-K	10.14	2/24/2023
10.10+	[Amended and Restated 2007 Equity Incentive Plan – Global Restricted Stock Unit Grant Notice and Global Restricted Stock Unit Agreement (2024) (version 1)](#)	10-Q	10.2	5/29/2024
10.11+	[Amended and Restated 2007 Equity Incentive Plan - Global Performance-Based Restricted Stock Unit Grant Notice and Performance-Based Restricted Stock Unit Agreement (2024)](#)	10-Q	10.3	5/29/2024
10.12+	[Amended and Restated 2007 Equity Incentive Plan – Global Restricted Stock Unit Grant Notice and Global Restricted Stock Unit Agreement (2024) (version 2)](#)	10-Q	10.1	11/20/2024
10.13+*	[Amended and Restated 2007 Equity Incentive Plan - Global Restricted Stock Unit Grant Notice and Global Restricted Stock Unit Agreement (2025)](#)			
10.14+*	[Amended and Restated 2007 Equity Incentive Plan - Global Performance-Based Restricted Stock Unit Grant Notice and Performance-Based Restricted Stock Unit Agreement (2025)](#)			
10.15+*	[Amended and Restated 2012 Employee Stock Purchase Plan](#)			
10.16+	[Variable Compensation Plan - Fiscal Year 2024](#)	8-K	10.1	3/8/2023
10.17+	[Variable Compensation Plan - Fiscal Year 2025](#)	8-K	10.1	3/14/2024
10.18	[Form of Commercial Paper Dealer Agreement between NVIDIA Corporation, as Issuer, and the Dealer party thereto](#)	8-K	10.1	12/15/2017
19.1*	[NVIDIA Corporation Insider Trading Policy](#)			
21.1*	[Subsidiaries of Registrant](#)			
23.1*	[Consent of PricewaterhouseCoopers LLP](#)			
24.1*	[Power of Attorney (included in signature page)](#)			
31.1*	[Certification of Chief Executive Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934](#)			
31.2*	[Certification of Chief Financial Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934](#)			
32.1#*	[Certification of Chief Executive Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934](#)			
32.2#*	[Certification of Chief Financial Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934](#)			
97.1+	[Compensation Recovery Policy, as amended and restated November 30, 2023](#)	10-K	97.1	2/21/2024
101.INS*	XBRL Instance Document			
101.SCH*	XBRL Taxonomy Extension Schema Document			
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document			
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document			
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document			
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document			
104	Cover Page Interactive Data File - the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document			

* Filed herewith.

\+ Management contract or compensatory plan or arrangement.

\# In accordance with Item 601(b)(32)(ii) of Regulation S-K and SEC Release Nos. 33-8238 and 34-47986, Final Rule: Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, the certifications furnished in Exhibits 32.1 and 32.2 hereto are deemed to accompany this Annual Report on Form 10-K and will not be deemed "filed" for purpose of Section 18 of the Exchange Act. Such certifications will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

^ Certain exhibits and schedules have been omitted in accordance with Regulation S-K Item 601(a)(5).

Copies of above exhibits not contained herein are available to any shareholder upon written request to:
Investor Relations: NVIDIA Corporation, 2788 San Tomas Expressway, Santa Clara, CA 95051

Item 16. Form 10-K Summary

Not Applicable.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 26, 2025.

NVIDIA Corporation

By: /s/ Jen-Hsun Huang
_____

Jen-Hsun Huang

President and Chief Executive Officer

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jen-Hsun Huang and Colette M. Kress, and each or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-facts and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JEN-HSUN HUANG Jen-Hsun Huang	President, Chief Executive Officer and Director (Principal Executive Officer)	**February 26, 2025**
/s/ COLETTE M. KRESS Colette M. Kress	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	**February 26, 2025**
/s/ DONALD ROBERTSON Donald Robertson	Vice President and Chief Accounting Officer (Principal Accounting Officer)	**February 26, 2025**
/s/ ROBERT K. BURGESS Robert K. Burgess	Director	**February 26, 2025**
/s/ TENCH COXE Tench Coxe	Director	**February 26, 2025**
/s/ JOHN O. DABIRI John O. Dabiri	Director	**February 26, 2025**
/s/ PERSIS S. DRELL Persis S. Drell	Director	**February 26, 2025**
/s/ DAWN HUDSON Dawn Hudson	Director	**February 26, 2025**
/s/ HARVEY C. JONES Harvey C. Jones	Director	**February 26, 2025**
/s/ MELISSA B. LORA Melissa B. Lora	Director	**February 26, 2025**
/s/ STEPHEN C. NEAL Stephen C. Neal	Director	**February 26, 2025**
/s/ ELLEN OCHOA Ellen Ochoa	Director	**February 26, 2025**
/s/ A. BROOKE SEAWELL A. Brooke Seawell	Director	**February 26, 2025**
/s/ AARTI SHAH Aarti Shah	Director	**February 26, 2025**
/s/ MARK A. STEVENS Mark A. Stevens	Director	**February 26, 2025**

Corporate Information

Board of Directors

Jensen Huang
Founder, President, and
Chief Executive Officer
NVIDIA Corporation

Robert K. Burgess
Independent Consultant

Tench Coxe
Former Managing Director
Sutter Hill Ventures

John O. Dabiri
Centennial Professor of Aeronautics
and Mechanical Engineering
California Institute of Technology

Persis S. Drell
Professor of Materials Science
and Engineering and Physics,
and Former Provost
Stanford University

Dawn Hudson
Former Chief Marketing Officer
National Football League,
and Former Chief Executive Officer
Pepsi-Cola North America

Harvey C. Jones
Managing Partner
Square Wave Ventures

Melissa B. Lora
Former President
Taco Bell International

Stephen C. Neal (Lead Director)
Chairman Emeritus and
Senior Counsel
Cooley LLP

Ellen Ochoa
Former Director
NASA Johnson Space Center

A. Brooke Seawell
Venture Partner
New Enterprise Associates

Aarti Shah
Former Senior Vice President and
Chief Information and Digital Officer
Eli Lilly and Company

Mark A. Stevens
Managing Partner
S-Cubed Capital

Founders

Jensen Huang
Founder, President, and
Chief Executive Officer

Chris A. Malachowsky
Founder and NVIDIA Fellow

Executive Team

Colette M. Kress
Executive Vice President and
Chief Financial Officer

Jay Puri
Executive Vice President
Worldwide Field Operations

Debora Shoquist
Executive Vice President
Operations

Timothy S. Teter
Executive Vice President
General Counsel and Secretary

Independent Accountants

PricewaterhouseCoopers LLP
488 Almaden Boulevard, Suite 1800
San Jose, California 95110

General Legal Counsel

Cooley LLP
3175 Hanover Street
Palo Alto, California 94304

Transfer Agent and Registrar

Computershare
P.O Box 43006
Providence, Rhode Island 02940
www.computershare.com/investor

Annual Meeting

June 25, 2025, at 09:00 a.m. PT

Online at:
**www.virtualshareholder
meeting.com/NVDA2025**

Form 10-K

A copy of NVIDIA's Form 10-K filed
with the SEC will be made available
to all shareholders at no charge.

The Form 10-K also can be accessed
through the SEC website at
www.sec.gov, or through NVIDIA's
Investor Relations website at
investor.nvidia.com.

To receive a copy by mail,
please contact:

Investor Relations
NVIDIA Corporation
2788 San Tomas Expressway
Santa Clara, California 95051
shareholdermeeting@nvidia.com

NVIDIA Corporation | 2788 San Tomas Expressway, Santa Clara, California 95051 | www.nvidia.com